The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on July 11, 2013 (Amendment No. 1)

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

QTS REALTY TRUST, INC.

(Exact Name of Registrant as Specified in Governing Instruments)

12851 Foster Street

Overland Park, Kansas 66213

(913) 814-9988

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Shirley E. Goza

General Counsel

QTS Realty Trust, Inc.

12851 Foster Street

Overland Park, Kansas 66213

(913) 312-5503

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David W. Bonser Eve N. Howard Matt N. Thomson Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	J. Gerard Cummins Edward F. Petrosky Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 Phone: (212) 839-5300 Facsimile: (212) 839-5599

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the Selling Stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated July 11, 2013

PROSPECTUS

             Shares

QTS REALTY TRUST, INC.

CLASS A COMMON STOCK

This is the initial public offering of QTS Realty Trust, Inc., and, prior to this offering, there has been no public market for our shares. We are selling              shares of Class A common stock, and GA QTS Interholdco, LLC, referred to herein as the Selling Stockholder or General Atlantic, is selling              shares of Class A common stock. We expect to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our taxable year ending December 31, 2013.

We expect the initial public offering price of our Class A common stock to be between $         and $         per share.

Our charter contains restrictions on ownership and transfer of our common stock intended to assist us in maintaining our status as a REIT for federal and/or state income tax purposes. For example, our charter generally restricts any person from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, except for certain designated investment entities that may own up to 9.8% of the aggregate of the outstanding shares of our common stock, subject to certain conditions. See “Description of Securities—Restrictions on Ownership and Transfer.”

We intend to apply to have our Class A common stock listed on The New York Stock Exchange under the symbol “QTS.”

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 18.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the Selling Stockholder	$	$

We will not receive any proceeds from the sale of our Class A common stock by the Selling Stockholder.

We have and the Selling Stockholder has granted the underwriters a 30-day option to purchase up to an additional              shares of Class A common stock.

Neither the Securities and Exchange Commission nor any state or other securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common stock on or about             , 2013.

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies

BofA Merrill Lynch	Deutsche Bank Securities	KeyBanc Capital Markets	Morgan Stanley

                    , 2013

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. We, the Selling Stockholder and the underwriters have not authorized anyone to provide you with different or additional information. We, the Selling Stockholder and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

We use market data and industry forecasts and projections throughout this prospectus, and in particular in the sections entitled “Industry Overview and Market Opportunity” and “Business and Properties.” These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there can be no assurance that any of the forecasts or projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently investigated or verified this information. In addition, the statements and projections obtained from 451 Research, LLC that we have included in this prospectus have not been expertized and are, therefore, solely our responsibility. As a result, 451 Research, LLC does not and will not have any liability or responsibility whatsoever for any market data and industry statements and forecasts or projections that are contained in this prospectus or otherwise disseminated in connection with the offer or sale of our Class A common stock. If you purchase our Class A common stock, your sole recourse for any alleged or actual inaccuracies in the market data and industry statements and any forecasts or projections used in this prospectus will be against us.

Until             , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Class A and Class B Common Stock and OP units

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. Our Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company on a fully diluted basis and therefore does not provide any disproportionate voting rights. Without the votes afforded by the Class B common stock, a holder of OP units (as defined below) in QualityTech, LP, or our operating partnership, would not have a vote proportionate to its economic interest, as OP units have no voting rights with respect to QTS Realty Trust, Inc. matters. References in this prospectus to “common stock” refer either to our Class A common stock or to our Class A common stock and Class B common stock collectively, as the context requires; it does not refer solely to our Class B common stock. Our Class B common stock will not be listed on the New York Stock Exchange. Chad L. Williams, our Chairman and Chief Executive Officer, has elected to exchange one OP unit out of every 50 OP units owned by him or entities controlled by him immediately prior to the commencement of this offering for shares of our Class B common stock on a one-for-one basis. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder. Holders of our Class A common stock and Class B common stock have equal dividend rights. See “Description of Securities.”

Interests in our operating partnership are denominated in units of limited partnership interest. Following completion of this offering and our formation transactions, our operating partnership will have three classes of limited partnership interest authorized and outstanding—common units, Class O LTIP units and Class RS LTIP units. References in this prospectus to “LTIP units” refer to our operating partnership’s Class O LTIP units and Class RS LTIP units collectively. References in this prospectus to “OP units” refer to the common units of limited partnership interest in our operating partnership. References in this prospectus to “units of limited partnership interest” or “limited partnership units” refer to both the OP units and the LTIP units collectively. When vested, LTIP units are convertible by the holder into OP units on the terms set forth in our operating partnership’s partnership agreement. OP units are redeemable for cash or, at our election, shares of our Class A common stock on a one-for-one basis, beginning one year after the closing of this offering. See “Description of the Partnership Agreement of QualityTech, LP.”

The term “fully diluted basis” means all outstanding shares of our Class A common stock at such time, plus (i) shares of Class A common stock that may be issuable upon the redemption of OP units (assuming (a) LTIP units are converted into OP units in accordance with their terms and (b) all outstanding OP units are redeemed for shares of Class A common stock on a one-for-one basis) and (ii) shares of Class A common stock issuable upon the conversion of shares of Class B common stock on a one-for-one basis, which is not the same as the meaning of “fully diluted” under generally accepted accounting principles in the United States of America, or GAAP.

ii

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed information regarding our company, including under the caption “Risk Factors,” as well as our predecessor’s consolidated financial statements, our pro forma financial statements and the combined statements of revenues and certain operating expenses of our Sacramento data center, and, in each case, the related notes appearing elsewhere in this prospectus. Unless the context requires otherwise, references in this prospectus to “we,” “our,” “us” and “our company” refer to QTS Realty Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries after giving effect to the formation transactions described in this prospectus, including QualityTech, LP, a Delaware limited partnership, which we refer to in this prospectus as our “operating partnership” or “predecessor.” Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised and that the common stock to be sold in this offering is sold at $         per share, the mid-point of the price range set forth on the cover of this prospectus.

Overview

We are a leading owner, developer and operator of state-of-the-art, carrier-neutral, multi-tenant data centers. Our data centers are facilities that house the network and computer equipment of multiple customers and provide access to a range of communications carriers. We have a fully integrated platform through which we own and operate our data centers and provide a broad range of information technology, or IT, infrastructure solutions. We believe that we own and operate one of the largest portfolios of multi-tenant data centers in the United States, as measured by gross square footage, and have the capacity to almost triple our operational data center space without constructing any new buildings.

We believe that our fully integrated platform sets us apart from our competitors in the data center industry and makes our offerings more attractive to customers. Our spectrum of core data center products, which we refer to as our “3Cs”, consists of Custom Data Center, Colocation and Cloud and Managed Services. Our Custom Data Center, or C1, product features large, private spaces that house customer-critical IT infrastructure and we believe provides our customers with a cost-effective, efficient and low-risk alternative to building, buying or expanding their own data centers. Our Colocation, or C2, product features data center space in the form of leased cages, cabinets or suites, which typically provide smaller amounts of space than our C1 product, to house customer IT infrastructure. We offer our Cloud and Managed Services, or C3, products through a portfolio of highly secure, regulatory compliant and scalable IT infrastructure and services designed to support varied business applications and requirements. Our Cloud product offers a private cloud solution (on-demand access to a pool of servers) through QTS Cloud Pods, which are installed in our larger data centers adjacent to the interconnect hubs in each facility. Our Managed Services are support services that include the management of networks, security, operating systems and data back-up, as well as applications monitoring and testing. According to 451 Research, LLC, we are the only national multi-tenant data center provider to offer a full complement of solutions catering to a broad range of customers, which includes wholesale data center (or custom data centers), colocation, interconnection (connection and data exchange between multiple communication carriers and customers), hosting (making websites accessible on the Internet) and/or cloud services.

Our C1, C2 and C3 products represented approximately 37%, 51% and 11%, respectively, of our monthly recurring revenue, or MRR, as of March 31, 2013.

Our Portfolio

We operate a portfolio of 10 data centers across seven states, located in some of the top U.S. data center markets plus other high-growth markets. We own two of the largest multi-tenant data centers in the world, including the fifth largest data center in the world according to a Forbes magazine article published in November 2012. We believe that our data centers are best-in-class and engineered to among the highest specifications commercially available to customers. Our data center portfolio contains approximately 3.8 million gross square feet of space (approximately 92% of which is wholly owned by us). As of March 31, 2013, our data center portfolio included approximately 643,000 raised floor operating net rentable square feet, or NRSF, out of approximately 1.8 million “basis-of-design” raised floor square feet. Our “basis-of-design” represents the total data center raised floor potential of our existing data center facilities or the estimated amount of space in our existing buildings that could be leased following full build-out, depending on the configuration that we deploy.

Our facilities collectively have access to over 500 megawatts, or MW, of gross utility power with 390 MW of available utility power, which is the amount of power available at our facilities using our current transformers. We believe such access to power gives us a competitive advantage in redeveloping data center space, since access to power is usually the most limiting and expensive component in data center redevelopment.

Operating Properties

The following table presents an overview of the initial portfolio of operating properties that we own or lease, referred to herein as our operating properties, based on information as of March 31, 2013:

			Operating Net Rentable Square Feet (Operating NRSF)(3)					Annualized Rent(8)	Available Utility Power (MW)(9)	Total Available for Redevelopment (NRSF)(10)
Property	Year Acquired(1)	Gross Square Feet(2)	Raised Floor(4)	Office & Other(5)	Supporting Infrastructure(6)	Total	% Leased(7)
Richmond, VA	2010	1,318,353	59,930	2,094	156,094	218,118	89.6%	$11,658,691	110	1,089,620
Atlanta, GA (Metro)	2006	968,695	322,841	11,289	326,284	660,414	94.6%	57,196,925	72	264,308
Dallas, TX*	2013	698,000	—	—	—	—	N/A	—	140	698,000
Suwanee, GA	2005	367,322	105,422	3,536	96,191	205,149	81.7%	35,636,055	36	119,389
Santa Clara, CA**	2007	135,322	55,494	—	45,568	101,062	88.1%	17,952,636	11	25,000
Jersey City, NJ***	2006	122,448	29,064	9,383	43,042	81,489	63.1%	8,186,713	7	26,419
Sacramento, CA	2012	92,644	45,595	3,374	24,983	73,952	61.8%	11,502,715	8	13,000
Overland Park, KS***	2003	32,706	2,493	—	5,338	7,831	76.5%	617,582	1	—
Miami, FL	2008	30,029	19,887	—	6,592	26,479	57.8%	3,680,098	4	—
Wichita, KS	2005	14,000	2,612	2,854	8,534	14,000	100.0%	222,120	1	—

Total/weighted average		3,779,519	643,338	32,530	712,626	1,388,494	88.3%	$146,653,536	390	2,235,736

*	This facility was acquired in February 2013 and is under redevelopment.
**	Owned facility subject to long-term ground sublease.
***	Represents facilities that we lease.
(1)	Represents the year a property was acquired or, in the case of a property under lease, the year our initial lease commenced for the property.
(2)	With respect to our owned properties, gross square feet represents the entire building area. With respect to leased properties, gross square feet represents that portion of the gross square feet subject to our lease. This includes approximately 155,000 square feet of our own office space, which is not included in operating NRSF.
(3)	Represents the total square feet of a building that is currently leased or available for lease plus developed supporting infrastructure, based on engineering drawings and estimates, but does not include space held for redevelopment or space used for our own office space.
(4)	Represents management’s estimate of the portion of operating NRSF of the facility with available power and cooling capacity that is currently leased or readily available to be leased to customers as data center space based on engineering drawings, inclusive of raised floor common areas.
(5)	Represents the operating NRSF of the facility other than data center space (typically office and storage space) that is currently leased or available to be leased.
(6)	Represents required data center support space, including mechanical, telecommunications and utility rooms, as well as building common areas.
(7)	Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of March 31, 2013 divided by leasable raised floor based on the current configuration of the properties (477,690 square feet as of March 31, 2013), expressed as a percentage. Leasable raised floor is the amount of raised floor square footage that we have leased plus the available capacity of raised floor square footage that is in a leasable format as of a particular date and according to a particular product configuration.
(8)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases (which represent customer leases that have been executed but for which lease payments have not commenced) as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(9)	Represents the amount of power available at the facility using our current transformers.
(10)	Reflects space under roof that could be developed into operating NRSF in the future, excluding space currently used by us for our own office space, which could also be repurposed in the future.

Note: The information above excludes our approximately 35,000 gross square foot facility at Lenexa, Kansas, which is not an operating data center.

Redevelopment Pipeline

The following table presents an overview of our redevelopment pipeline, based on information as of March 31, 2013.

	Redevelopment NRSF
	Under Construction(1)				Near Term(2)			Future Available(3)
Property	Raised Floor	Office & Other	Supporting Infrastructure	Total Under Construction	Raised Floor	Office/Other/ Supporting Infrastructure	Total Near Term	Raised Floor	Office/Other/ Supporting Infrastructure	Total Future Available	Total Available for Redevelopment (NRSF)
Richmond	45,000	5,000	45,320	95,320	77,000	63,300	140,300	373,000	481,000	854,000	1,089,620
Atlanta Metro	35,000	—	1,500	36,500	83,000	27,808	110,808	82,000	35,000	117,000	264,308
Dallas	26,000	22,000	30,600	78,600	—	—	—	236,000	383,400	619,400	698,000
Suwanee	80,000	9,367	1,022	90,389	—	—	—	29,000	—	29,000	119,389
Santa Clara	12,000	—	—	12,000	—	—	—	13,000	—	13,000	25,000
Jersey City	—	—	4,419	4,419	—	—	—	22,000	—	22,000	26,419
Sacramento	9,000	—	—	9,000	—	—	—	4,000	—	4,000	13,000

Totals	207,000	36,367	82,861	326,228	160,000	91,108	251,108	759,000	899,400	1,658,400	2,235,736

(1)	Reflects NRSF at a facility which we expect will be operational by June 30, 2014.
(2)	Reflects NRSF at a facility which we expect will be operational between June 30, 2014 and June 30, 2016. Redevelopment of certain of this space is at our discretion.
(3)	Reflects NRSF at a facility which we expect to redevelop in the future, but at this time such space is expected to become operational after June 30, 2016. The redevelopment of this space is at our discretion and will depend on a number of factors, including availability of capital and our estimate of the demand for data center space in the applicable market.

The table below sets forth our estimated costs for completion of our seven redevelopment projects currently under construction and expected to be operational by June 30, 2014 (dollars in millions):

	Under Construction Costs
Property	Actual(1)	Estimated Cost to Completion(2)	Total	Expected Completion Date
Richmond	$26	$24	$50	Q2 2013
Atlanta Metro	4	28	33	Q2 2013
Dallas	—	52	52	Q2 2014
Suwanee	11	12	23	Q3 2013
Santa Clara	1	26	27	Q2 2014
Jersey City	1	3	4	Q3 2013
Sacramento	1	9	10	Q3 2013

Totals	$44	$154	$198

(1)	Actual costs incurred for NRSF under construction through March 31, 2013 (excluding acquisition costs).
(2)	Represents management’s estimate of the additional costs required to complete the current NRSF under construction. There may be an increase in costs if customers require greater power per area of use, or power density.

In addition to projects currently under construction, our near term redevelopment projects are expected to be delivered in a modular manner, and we currently expect to invest between $200 and $225 million of additional capital to complete these near term projects. We have also commenced certain pre-development activities with respect to future redevelopment projects that are not expected to be completed until after June 30, 2016. The ultimate timing and completion of, and the commitment of capital to, our future redevelopment projects is within our discretion and will depend upon a variety of factors, including the availability of financing and our estimation of the future market for data center space in each particular market.

Market Opportunity

According to 451 Research, LLC, or 451 Research, the North American multi-tenant data center market, which includes wholesale and retail colocation offerings, is estimated to grow from $8.2 billion in 2011 to $13.7 billion in 2014, representing a compound annual growth rate of 19%. In addition, according to 451 Research, the market for cloud infrastructure-as-a-service, or IaaS, which allows customers to install their operating system and application software on virtual servers, is estimated to grow from $1.4 billion in 2011 to $5.2 billion in 2014, representing a compound annual growth rate of 55%.

The data center industry encompasses a wide range of facility types that correspond to different customer technology, cost, regulatory and industry/business requirements. We believe that the table below summarizes the three primary types of multi-tenant data center offerings:

Data Center Offerings
Typical Characteristics	Wholesale	Retail Colocation	Cloud and Managed Services

Power	500 kW or more; costs are passed on to customers (metered power)	Specified kW included in lease; overages charged separately	Bundled with service

Space	3,000 square feet or more of raised floor	Up to 3,000 square feet of raised floor	Small amounts of space; customers rent managed virtual servers

Lease Term	5 to 10 years	Up to 3 years	Up to 3 years

Customer	Large corporations, government agencies and global Internet businesses	Large corporations, small and medium businesses and government agencies	Large corporations, small and medium businesses and government agencies

Industry Demand Drivers

We believe that the data center industry enjoys strong dynamics principally driven by the following trends:

The rapid growth of data is transforming the way businesses operate. We believe that as the growth of data accelerates, large and small organizations increasingly will seek sophisticated and enhanced information and content management, security, storage infrastructure and archiving solutions, which will translate into continued demand growth for data center space.

Increasing demand to outsource IT functions. We believe that the data center industry has reached a tipping point in the last decade whereby the significant security and the required power per area of use, or power density, of customers can be more efficiently delivered through purpose-built facilities rather than at a customer’s existing premises, such as office buildings. We believe that businesses continue to recognize that outsourcing could improve their cost structure, accelerate the deployment process and lower their overall IT risk, and that they are increasingly looking to outsource their IT infrastructure requirements to third-party data center operators.

Attractive Supply / Demand Imbalance

We believe that a supply and demand imbalance currently exists in certain markets for secure, high-quality, high-power, fully redundant facilities and will persist over the next several years. We believe this imbalance will be driven by a number of factors in addition to the industry demand drivers described above, including the following:

High barriers to entry. Several factors make it difficult for other companies to enter the data center market, including limited land suitable for data center development with access to sufficient power and significant fiber optic networks, the substantial upfront costs associated with developing modern data center infrastructure and the significant knowledge and expertise required for data center design and development.

High customer retention. We believe that customer retention in the data center industry is higher than in more traditional forms of real estate, such as office or retail. Because data centers typically house customers’ critical networking and computer equipment, the cost, downtime and execution risk incurred by a customer in relocating its equipment to another location are substantial.

Our Competitive Strengths

We believe that we are uniquely positioned in the data center industry and distinguish ourselves from other data center providers through the following competitive strengths:

•

Fully integrated platform offers scalability and flexibility to our customers and us. Our differentiated, fully integrated 3Cs approach, allows us to serve a wide variety of customers in a large, addressable market and to scale to the level of IT infrastructure outsourcing desired by our customers. We believe that customers who are looking to outsource their IT infrastructure usually anticipate future growth and/or evolving technology needs and prefer to remain with a single provider. As of March 31, 2013, approximately 39% of our MRR was attributable to customers who use more than one of our 3Cs products.

We believe our ability to offer a full spectrum of 3Cs product offerings enhances our leasing velocity, allows for an individualized pricing mix, results in more balanced lease terms and optimizes cash flows from our assets.

•

Platform anchored by strategically located, owned “mega” data centers. Our larger “mega” data centers, Atlanta Metro, Dallas, Richmond and Suwanee, allow us to deliver our fully integrated platform and 3Cs products by building and leasing space more efficiently than in single-use or smaller data centers. We believe that our data centers are engineered to among the highest specifications commercially available. Our national portfolio of 10 data centers are strategically located in nine metropolitan areas, including four of the nation’s top multi-tenant data center markets (Atlanta, Dallas, New York/New Jersey and Silicon Valley), as defined by 451 Research, along with three metropolitan areas that we believe represent high-growth data center markets (Miami, Richmond and Sacramento). As of March 31, 2013, over 81% of our MRR was derived from our data centers in the top multi-tenant data center markets in the United States.

•

Significant expansion opportunity within existing data center facilities at lower costs. We have developed substantial expertise in redeveloping facilities through the acquisition and redevelopment of all 10 of our operating facilities. Our data center redevelopment model is primarily focused on redeveloping space within our current facilities, which allows us to build additional leasable raised floor at a lower incremental cost compared to ground-up development and to rapidly scale our redevelopment in a modular manner to coincide with customer acquisition and our estimates of optimal product utilization between our C1, C2 and C3 products.

•

Diversified, high-quality customer base. We have significantly grown our customer base from 510 in 2009 to over 850 as of March 31, 2013, with no single customer accounting for more than 8% of our MRR and only three of our customers individually accounting for more than 3% of our MRR. As of March 31, 2013, Fortune 1000 and equivalently sized private and/or foreign companies accounted for approximately 48% of our MRR, including our booked-not-billed MRR balance (which represents customer leases that have been executed but for which lease payments have not commenced) as of that date. Our focus on our customers and our ability to scale with their needs allows us to achieve a low rental churn rate (which is the MRR impact from a customer completely departing our platform in a given period compared to the total MRR at the beginning of the period). For the three months ended March 31, 2013, we experienced a rental churn rate of 0.7%.

•

Robust in-house sales capabilities. Our in-house sales force has deep knowledge of our customers’ businesses and IT infrastructure needs and is supported by sophisticated sales management, reporting and incentive systems. Our internal sales force is structured by product offerings, specialized industry segments and, with respect to our C2 product, by geographical region. Therefore, unlike certain other data center companies, we are less dependent on data center brokers to identify and acquire or renew our customers, which we believe is a key enabler of our 3Cs strategy. During the past three years, approximately 82% of new customers were identified and acquired solely by our in-house sales force.

•

Balance sheet positioned to fund continued growth. Upon completion of this offering, we expect to have approximately $         million of cash available on our balance sheet and the ability to borrow up to an additional $         million under our credit facilities. We believe we will be appropriately capitalized with sufficient funds and available borrowing capacity to pursue our anticipated business and growth strategies.

•

Founder-led management team with proven track record and strong alignment with our stockholders. Our senior management team has significant experience in the ownership, management and redevelopment of commercial real estate through multiple business cycles. We believe our executive management team’s experience will enable us to capitalize on industry relationships by providing an ongoing pipeline of attractive leasing and redevelopment opportunities. Upon completion of this offering, our senior management team is expected to own approximately     % of our common stock on a fully diluted basis, and therefore their interests will be highly aligned with those of our stockholders.

•

Commitment to sustainability. We have a commitment to sustainability that focuses on managing our power and space as effectively and efficiently as possible. We believe that our continued efforts and proven results from sustainably redeveloping properties give us a distinct advantage over our competitors in attracting new customers.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and to achieve long-term growth in our business in order to maximize stockholder value through the prudent management of a high-quality portfolio of properties and our fully integrated platform used to deliver our 3Cs product offerings. Our business and growth strategies to achieve these objectives include the following elements:

•

Continued redevelopment of our existing footprint. We believe our redevelopment pipeline provides us with a multi-year growth opportunity at very attractive risk-adjusted returns without the need to construct new buildings or acquire additional properties or land for development. Currently, we expect to complete the redevelopment of 367,000 additional square feet of raised floor by June 30, 2016. Our redevelopment pipeline, including future redevelopment projects, will add approximately 110 MW of incremental power and approximately 1.1 million potential square feet of raised floor space, which would allow us to almost triple our raised floor square footage within our current footprint.

•

Increase cash flow of our in-place data center space. We seek to increase cash flow by proactively managing, leasing and optimizing space, rent and occupancy levels across our portfolio. Over the past few years, we have reclaimed space that we have re-leased at higher rates. As of March 31, 2013, our existing data center facilities had approximately 56,000 square feet of raised floor available for lease (excluding leases signed but not yet commenced). We believe this space, together with available power, provides us an opportunity to generate incremental revenue within our existing data center footprint without extensive capital expenditures.

•

Expand our Cloud and Managed Services product offerings. We intend to continue to expand our C3 product offerings and penetration by providing self-service and automation capabilities and targeting both new and existing customers, as our Cloud and Managed Services products can be used as an alternative to, or in conjunction with, our C1 and C2 products. Through our C3 product offerings, we believe that we will be able to capture a larger addressable market, increase our ability to retain customers and increase cash flow from our properties.

•

Increase our margins through our operating leverage. We anticipate that our business and growth strategies can be substantially supported by our existing platform, will not require significant incremental general and administrative expenditures and will allow us to continue to benefit from operational leverage and increase operating margins. This operational leverage was demonstrated historically in 2011 and 2012 when 100% of our incremental revenue was reflected in our property-level net operating income. Moreover, we also achieved 73% growth in Adjusted EBITDA from 2010 to 2012 (on a pro forma basis) compared to a 31% growth in revenue during the same period (on a pro forma basis).

•

Selectively expand our fully integrated platform to other strategic markets. We will selectively pursue attractive opportunities in strategic locations where we believe our fully integrated platform would give us a competitive advantage in the acquisition and leasing of that facility or portfolio of assets. We also believe we can integrate additional data center facilities into our platform without adding significant incremental headcount or general and administrative expenses, as evidenced by our recent acquisition of our Sacramento data center.

Summary Risk Factors

You should carefully consider the following important risks, as well as the additional risks described in “Risk Factors,” before making a decision to invest in our Class A common stock:

•	Because we are focused on the ownership, operation and redevelopment of data centers, any decrease in the demand for data center space or managed services could have a material adverse effect on us.

•	Our data center infrastructure may become obsolete or unmarketable and we may not be able to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

•

We face considerable competition in the data center industry and may be unable to renew existing leases, lease vacant space or re-let space on more favorable terms, or at all, as leases expire, which could have a material adverse effect on us.

•

Our two largest properties in terms of annualized rent, Atlanta Metro and Suwanee, collectively accounted for approximately 63% of our annualized rent as of March 31, 2013, and any inability, temporarily or permanently, to fully and consistently operate either of these properties could have a material adverse effect on us.

•	Our future growth depends upon the successful redevelopment of our existing properties, and any delays or unexpected costs in such redevelopment could have a material adverse effect on us.

•

We depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and any delays or disruptions in service could have a material adverse effect on us.

•	Power outages, limited availability of electrical resources and increased energy costs could have a material adverse effect on us.

•

Upon completion of this offering, our pro forma indebtedness outstanding as of March 31, 2013 will be approximately $         million, which will expose us to interest rate fluctuations and the risk of default thereunder.

•	We have no operating history as a public company, and our inexperience may impede our ability to successfully manage our business.

•

Upon completion of this offering and our formation transactions, Chad L. Williams and General Atlantic will own approximately     % and     % of our outstanding common stock on a fully diluted basis, respectively, and will have the ability to exercise significant influence on our company and any matter presented to our stockholders.

•

Our tax protection agreement, during its term, could limit our ability to sell or otherwise dispose of certain properties and may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

•

Our formation transactions were not negotiated in arm’s length transactions, and the value received by GA REIT and Mr. Williams as a result of the formation transactions and this offering may exceed the fair market value of the assets they originally contributed to our operating partnership.

•

Following the repayment of certain indebtedness with the net proceeds of this offering, management will have broad discretion in the application of any remaining net proceeds, and we may not use the proceeds effectively.

•

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected or REIT-required levels, or at all, and we may need to borrow or rely on other third-party capital in order to make such distributions, as to which no assurance can be given, which could cause the market price of our common stock to decline significantly.

•

If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to federal income tax as a regular corporation and could face significant tax liability, which would reduce the amount of cash available for distribution to our stockholders and could have a material adverse effect on us.

Structure and Formation of Our Company

Our Operating Partnership

Following the completion of this offering, we will be the sole general partner and majority owner of our operating partnership. Substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of QualityTech, LP.” Our board of directors will manage our business and affairs.

Beginning on or after the date that is the later of (1) 12 months from the beginning of the first full calendar month following the completion of this offering and (2) the date of issuance of the OP units, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” Each redemption of OP units will increase our percentage ownership interest in our operating partnership and our share of its cash distributions and profits and losses. See “Description of the Partnership Agreement of QualityTech, LP.”

Our Taxable REIT Subsidiary

We currently provide our Cloud and Managed Services product to our customers through Quality Technology Services Holding, LLC, a Delaware limited liability company, which is wholly owned by our operating partnership. Quality Technology Services Holding, LLC has elected to be treated as a taxable REIT subsidiary, or TRS, for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our customers and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will be included in our income in our consolidated financial statements, but will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Formation Transactions

QualityTech, LP, our operating partnership and our predecessor, was formed in 2009 in connection with an investment by General Atlantic in our operating partnership.

Prior to or concurrently with the completion of this offering, we will consummate a series of transactions pursuant to which we will become the sole general partner and majority owner of QualityTech, LP, which then will become our operating partnership. We refer to these transactions, which are described below, as our “formation transactions.”

•	We were formed as a Maryland corporation on May 17, 2013.

•

We will consummate a tax-free merger transaction in which the entity that holds General Atlantic’s interest in our predecessor, or GA REIT, will merge with and into us and we will succeed to GA REIT’s majority limited partnership

interest in our predecessor, which then will become our operating partnership. Pursuant to the merger, we will issue              shares of our Class A common stock to General Atlantic, and $105,000 in cash (plus accumulated dividends, if any) will be paid to the current preferred shareholders of GA REIT, in each case as consideration for their shares of GA REIT.

•

Mr. Williams will contribute to our operating partnership all of his ownership interest in QualityTech GP, LLC, the current general partner of our operating partnership, in exchange for 1,000 OP units, and we will be admitted as the sole general partner of our operating partnership. Following this contribution, we will dissolve QualityTech GP, LLC.

•

We will issue              shares of our Class B common stock to Mr. Williams in exchange for an equivalent number of OP units. The OP units exchanged will represent 2% of Mr. Williams’ OP units. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Our Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company on a fully diluted basis, and therefore does not provide any disproportionate voting rights. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

Our Structure

The following diagram depicts our ownership structure upon completion of this offering, based on the mid-point of the price range set forth on the cover of this prospectus.

On a fully diluted basis, our public stockholders, General Atlantic and our directors, executive officers and employees and their affiliates are expected to own     %,     % and     %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, on a fully diluted basis, these parties are expected to own     %,     % and     %, respectively, of our outstanding common stock.

Benefits to Related Parties

Upon completion of this offering, certain owners of our operating partnership, or continuing investors, directors, members of our senior management team and employees will receive material benefits, including the following:

•

We will issue              shares of our Class B common stock to Chad L. Williams, our Chairman and Chief Executive Officer, in exchange for an equivalent number of OP units. The OP units exchanged will represent 2% of Mr. Williams OP units. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Our Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company on a fully diluted basis and therefore does not provide any disproportionate voting rights.

•

We will enter into a registration rights agreement with our continuing investors, including certain of our directors and executive officers, pursuant to which we will agree to file one or more registration statements covering the issuance to them of shares of our Class A common stock upon redemption of their OP units. See “Certain Relationships and Related Transactions—Registration Rights” and “Shares Eligible for Future Sale—Registration Rights.”

•

We will enter into a tax protection agreement with Mr. Williams and his affiliates and family members who own OP units pursuant to which we will agree to indemnify them against certain tax liabilities resulting from: (1) the sale, exchange, transfer, conveyance or other disposition of our Atlanta Metro, Suwanee or Santa Clara data centers in a taxable transaction prior to or on December 31,         , referred to as the protected period; (2) causing or permitting any transaction that results in the disposition by Mr. Williams or his affiliates and family members who own OP units of all or any portion of their interests in the operating partnership in a taxable transaction during the protected period; or (3) our failure prior to the expiration of the protected period to maintain approximately $         million of indebtedness that would be allocable to Mr. Williams and his affiliates for tax purposes or, alternatively, failing to offer Mr. Williams and his affiliates and family members who own OP units the opportunity to guarantee specific types of the operating partnership’s indebtedness in order to enable them to continue to defer certain tax liabilities. See “Certain Relationships and Related Party Transactions—Tax Protection Agreement.”

•

We will enter into indemnification agreements with our directors and executive officers providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such parties.

•

We will grant an aggregate of (i)             restricted shares of our common stock, subject to certain vesting requirements, to our executive officers, and (ii)             restricted shares of our common stock, subject to certain vesting requirements, to our independent directors. See “Management—Executive Compensation—2013 Equity Incentive Plan.”

Restrictions on Ownership of Our Shares

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, and for strategic reasons, our charter generally prohibits any person (other than a person who has been granted an exception) from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, except for certain designated investment entities that may own up to 9.8% of the aggregate of the outstanding shares our common stock, subject to certain conditions. Chad L. Williams, his family members and certain entities controlled by them will be excepted holders under our charter, and none of them will be permitted to own more than     % of the aggregate of the outstanding shares of such class or series of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules. In addition, General Atlantic will be an excepted holder under our charter, and no beneficial owner of General Atlantic will be permitted to own more than     % of the aggregate of the outstanding shares of such class or series of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules. Our charter permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

Distribution Policy

To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , 2013, based on a distribution of $             per share for a full quarter. On an annualized basis, this would be $             per share, or an initial annual distribution rate of approximately     % based on an assumed initial public offering price at the mid-point of the price range indicated on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution to our common stockholders for the 12- month period ending March 31, 2014. We do not plan to reduce our intended initial annual distribution rate if the underwriters exercise their option to purchase additional shares of Class A common stock. Furthermore, we plan to maintain this rate for the 12-month period following completion of this offering unless circumstances change materially. All distributions will be made at the discretion of our board of directors and will depend on our historical and projected results of operations, liquidity and financial condition and other factors our board of directors deem relevant from time to time. No assurance can be given that our estimated cash available for distribution to our stockholders will be accurate or that our actual cash available for distribution to our stockholders will be sufficient to pay distributions to them at any expected or REIT-required level or at any particular yield, or at all. See “Distribution Policy.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT under the Code beginning with our taxable year ending December 31, 2013. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes, but we cannot assure you that our operations will allow us to satisfy the requirements for qualification and taxation as a REIT. To qualify and maintain our qualification as a REIT, we must meet a number of organizational and operational requirements on a continuing basis, including the requirement that we annually distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, to our stockholders.

As a REIT, we generally will not be subject to U.S. federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory savings provisions, we will be subject to federal, state and local income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property, and our TRSs will be subject to federal, state and local income taxes. See “U.S. Federal Income Tax Considerations.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statement and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive, and the result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act.

Our Principal Office

Our principal executive office is located at 12851 Foster Street, Overland Park, Kansas 66213. Our telephone number is (913) 814-9988. Our web address is www.qualitytech.com. The information on or accessible through our website does not constitute a part of this prospectus.

This Offering

Class A common stock offered by us	shares(1)

Class A common stock offered by the Selling Stockholder	shares(1)

Class A common stock to be outstanding upon completion of this offering	shares(1)(2)

Class B common stock to be outstanding after the formation transactions	shares

Class A common stock, Class B common stock and units of limited partnership interest to be outstanding upon completion of this offering and the formation transactions (excluding OP units held by us)	shares of Class A common stock, Class B common stock and units of limited partnership interest(1)(2)(3)

Use of proceeds	The net proceeds of this offering to us, after deducting underwriting discounts and commissions and estimated expenses, will be approximately $ million ($ million if the underwriters exercise their option to purchase additional shares of Class A common stock in full). We intend to contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the proceeds as follows:

•   approximately $10.3 million to repay amounts outstanding under the promissory note secured by our Dallas facility;

•   approximately $         million to repay amounts outstanding under our unsecured revolving credit facility; and

•   the remaining balance to fund ongoing development costs, to fund future acquisitions and for general corporate purposes.

Affiliates of each of the underwriters of this offering are lenders under our unsecured credit facility. As described above, our operating partnership intends to use a portion of the net proceeds to repay borrowings outstanding under our unsecured revolving credit facility. As such, these affiliates will receive their proportionate shares of any amount of our unsecured revolving credit facility that is repaid with the net proceeds of this offering. See “Underwriting.”

We will not receive any proceeds from the sale of our Class A common stock by the Selling Stockholder.

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors that you should consider before making a decision to invest in our Class A common stock.

Proposed New York Stock Exchange symbol	QTS

(1)	Excludes shares issuable by us upon the exercise of the underwriters’ option to purchase up to an additional shares of Class A common stock from us and shares reserved for issuance under our equity incentive plan.
(2)	Includes shares issued to our continuing investors in connection with our formation transactions and restricted shares to be issued to certain of our directors, executive officers and employees upon completion of this offering.
(3)	Includes OP units, LTIP units and shares of Class B common stock expected to be outstanding upon the completion of our formation transactions. The OP units may, subject to the terms in the operating partnership agreement, be exchanged for cash or, at our option, shares of our Class A common stock on a one-for-one basis generally commencing 12 months after completion of this offering. LTIP units are convertible by the holder thereof into OP units as described in “Description of the Partnership Agreement of QualityTech, LP.” Shares of Class B common stock are subject to automatic conversion into an equal number of shares of our Class A common stock upon a direct or indirect transfer of Class B common stock or certain OP units held by the holder of such Class B common stock to a person other than a qualified transferee (as defined in our charter). In addition, shares of Class B common stock are convertible at any time into shares of Class A common stock at the option of the holder.

Summary Historical and Pro Forma Financial Data

The following table sets forth summary selected financial data on an historical basis for QualityTech, LP, which is our predecessor. We have not presented historical data for QTS Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with our initial capitalization and activity in connection with this offering. Accordingly, we do not believe that a discussion of the historical results of QTS Realty Trust, Inc. would be meaningful. Prior to or concurrently with the completion of this offering, we will consummate a series of transactions pursuant to which we will become the sole general partner and majority owner of our predecessor, which then will be our operating partnership, and thereby indirectly acquire the properties and data center business described in this prospectus. We refer to these transactions as our “formation transactions.” Substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units therein. For more information regarding our predecessor and the formation transactions, please see “Structure and Formation of Our Company.”

The summary selected historical financial data as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from our predecessor’s audited financial statements included elsewhere in this prospectus. The summary selected historical balance sheet data as of December 31, 2010 has been derived from our predecessor’s audited financial statements not otherwise included in this prospectus. The summary selected historical financial data as of March 31, 2013 and for each of the three months ended March 31, 2013 and 2012 has been derived from our predecessor’s unaudited financial statements included elsewhere in this prospectus and includes all adjustments (consisting of only normal recurring adjustments) that management considers necessary to present fairly the information set forth therein. The summary selected historical financial data for our predecessor is not necessarily indicative of our results of operations, cash flows or financial condition following the completion of this offering and our formation transactions.

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013 are presented as if this offering, the formation transactions, the acquisition of the Sacramento data center in December 2012 and the effect of certain financing transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus had all occurred on March 31, 2013 for the pro forma condensed consolidated balance sheet and on January 1, 2012 for the pro forma condensed consolidated statement of operations. Our pro forma condensed consolidated financial data is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial condition or results of operations.

The following table sets forth summary selected financial and operating data on a consolidated historical basis for our predecessor. You should read the following summary selected financial data in conjunction with our pro forma financial statements, our predecessor’s historical consolidated financial statements, the combined statements of revenues and certain operating expenses of our Sacramento data center, and, in each case, the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Three Months Ended March 31, (unaudited)			Year Ended December 31,
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012 (unaudited)	2012	2011	2010
Statement of Operations Data
Revenues:
Rental	$33,806	$33,806	$28,791	$131,135	$120,758	$104,051	$92,800
Recoveries from customers	2,866	2,866	2,206	10,613	9,294	12,154	12,506
Cloud and managed services	4,110	4,110	3,424	14,497	14,497	12,173	9,054
Other	716	716	222	1,385	1,210	2,018	5,795

Total revenues	41,498	41,498	34,643	157,630	145,759	130,396	120,155

Operating expenses

Property operating costs	14,408	14,408	13,115	56,993	51,506	57,900	60,408
Real estate taxes and insurance	1,113	1,113	763	4,304	3,632	2,621	2,378
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086
General and administrative	9,594	9,594	8,358	36,610	35,986	28,470	22,844
Transaction costs	—	—	—	897	897	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—

Total operating expenses	35,930	35,930	33,278	141,533	130,244	111,799	104,716

Operating income	5,568	5,568	1,365	16,097	15,515	18,597	15,439

Other income and expense:
Interest income	6	6	35	69	61	71	233
Interest expense	(1,836)	(6,550)	(6,102)	(8,527)	(25,140)	(19,713)	(23,502)
Other (expense) income	(1,098)	(1,098)	(1,434)	(1,153)	(1,151)	136	22,214

Income (loss) before gain on sale of real estate	2,640	(2,074)	(6,136)	6,486	(10,715)	(909)	14,384
Gain on sale of real estate	—	—	—	948	948	—	—

Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384

Other Data (unaudited)
FFO(1)	$12,248	$7,534	$742	$41,509	$20,253	$23,047	$31,771
Operating FFO(1)	13,346	8,632	5,160	46,824	25,568	13,900	2,456
Recognized MRR (in the period)(2)	36,338	36,338	30,508	141,151	128,533	108,942	98,832
MRR (at period end)(2)	12,221	12,221	10,700	11,857	11,857	9,898	9,138
NOI(3)	25,977	25,977	20,765	96,614	90,904	70,011	57,369
EBITDA(4)	15,285	15,285	7,682	55,330	50,244	44,898	56,739
Adjusted EBITDA(4)	16,758	16,758	12,501	60,416	55,330	42,306	34,857

	As of March 31, (unaudited)				As of December 31,
($ in thousands)	Pro Forma 2013	2013	2012		2012	2011	2010
Balance Sheet Data
Real estate at cost*	$791,110	$791,110	$588,774		$734,828	$555,586	$432,890
Real estate assets, net**	680,140	680,140	507,846		631,928	481,050	379,967
Total assets	772,857	731,556	552,409		685,443	521,056	412,964
Credit facility and mortgages payable	315,421	530,780	436,027		487,791	407,906	302,765

*	Reflects undepreciated cost of real estate assets and does not include real estate intangible assets acquired in connection with acquisitions.
**	Real estate assets, net includes building and improvements (net of accumulated depreciation), land and construction in progress.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011	2010
Cash Flow Data
Cash flow provided by (used for):
Operating activities	$9,617	$11,339	$35,098	$24,374	$13,277
Investing activities	(48,571)	(29,170)	(194,927)	(118,746)	(56,574)
Financing activities	32,152	19,134	160,719	94,669	5,610

(1)	We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), adjusted to exclude gains (or losses) from sales of property, real estate related depreciation and amortization and similar adjustments for unconsolidated partnerships and joint ventures. We generally calculate Operating FFO as FFO excluding certain non-recurring and primarily non-cash charges and gains and losses that management believes are not indicative of the results of our operating real estate portfolio. We believe that Operating FFO provides investors with another financial measure that may facilitate comparisons of operating performance and liquidity between periods and, to the extent other REITs calculate Operating FFO on a comparable basis, between us and these other REITs.

A reconciliation of net income (loss) to FFO and Operating FFO is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
FFO
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Real estate depreciation and amortization	9,608	9,608	6,878	35,023	30,968	23,956	17,387
Gain on sale of real estate	—	—	—	(948)	(948)	—	—

FFO	12,248	7,534	742	41,509	20,253	23,047	31,771

Operating FFO
Restructuring charge	—	—	3,291	3,291	3,291	—	—
Write-off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—

Transaction costs	—	—	—	897	897	—	—
Intangible revenue	—	—	—	—	—	(960)	(4,844)
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Unrealized gain on derivatives	—	—	(307)	(307)	(307)	(4,830)	(2,257)

Operating FFO	$13,346	$8,632	$5,160	$46,824	$25,568	$13,900	$2,456

(2)	We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases (which represent customer leases that have been executed but for which lease payments have not commenced) as of a particular date, unless otherwise specifically noted. We calculate recognized MRR as the recurring revenue recognized during a given period, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. Management uses MRR and recognized MRR as supplemental performance measures because they provide useful measures of increases in contractual revenue from our customer leases. A reconciliation of total revenues to recognized MRR in the period and MRR at period-end is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Recognized MRR
Total period revenues (GAAP basis)	$41,498	$41,498	$34,643	$157,630	$145,759	$130,396	$120,155
Less: Total period recoveries	2,866	2,866	2,206	10,613	9,294	12,154	12,506
Total period deferred set-up fees	1,062	1,062	849	4,481	4,317	2,997	2,710
Total period other	1,232	1,232	1,080	1,385	3,615	6,303	6,107

Recognized MRR (in the period)	$36,338	$36,338	$30,508	$141,151	$128,533	$108,942	$98,832

MRR
Total period revenues (GAAP basis)	$41,498	$41,498	$34,643	$157,630	$145,759	$130,396	$120,155
Less: Total revenues excluding last month	27,300	27,300	22,733	143,157	132,338	119,156	109,497

Total revenues for last month of period	14,198	14,198	11,910	14,473	13,421	11,240	10,658
Less: Last month recoveries	1,035	1,035	742	981	879	897	1,175
Last month deferred set-up fees	366	366	297	455	441	278	195
Last month other plus adjustments for period end	576	576	171	1,180	244	167	150

MRR (at period end)*	$12,221	$12,221	$10,700	$11,857	$11,857	$9,898	$9,138

*	Does not include our booked-not-billed MRR balance, which was $2.3 million and $1.2 million as of March 31, 2013 and 2012, respectively, and $1.1 million, $1.0 million and $1.0 million as of December 31, 2012, 2011, and 2010, respectively.

(3)	We calculate net operating income, or NOI, as net income (loss), excluding: interest expense, interest income, depreciation and amortization, write off of unamortized deferred financing costs, gain on extinguishment of debt, transaction costs, gain on legal settlement, gain on sale of real estate, restructuring charge and general and administrative expenses. We believe that NOI is another metric that is often utilized to evaluate returns on operating real estate from period to period and also, in part, to assess the value of the operating real estate. A reconciliation of net income (loss) to NOI is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Net Operating Income (NOI)
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Interest expense	1,836	6,550	6,102	8,527	25,140	19,713	23,502
Interest income	(6)	(6)	(35)	(69)	(61)	(71)	(233)
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086
Write off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Transaction costs	—	—	—	897	897	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	—	(948)	(948)	—	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—
General and administrative expenses	9,594	9,594	8,358	36,610	35,986	28,470	22,844

NOI	$25,977	$25,977	$20,765	$96,614	$90,904	$70,011	$57,369

Breakdown of NOI by Facility
Atlanta Metro data center	$12,184	$12,184	$9,520	$42,787	$42,787	$29,712	$26,595
Suwanee data center	6,784	6,784	8,306	30,471	30,471	32,258	28,508
Santa Clara data center	2,747	2,747	2,533	11,183	11,183	9,497	7,291
Richmond data center	2,267	2,267	770	6,094	6,094	267	—
Other data centers	1,995	1,995	(364)	6,079	369	(1,723)	(5,025)

NOI	$25,977	$25,977	$20,765	$96,614	$90,904	$70,011	$57,369

(4)	We calculate EBITDA as net income (loss) excluding interest expense and interest income, provision for income taxes (including income taxes applicable to sale of assets) and depreciation and amortization. We believe that EBITDA is another metric that is often utilized to evaluate and compare our ongoing operating results and also, in part, to assess the value of our operating portfolio.

In addition to EBITDA, we calculate an adjusted measure of EBITDA, which we refer to as Adjusted EBITDA, as EBITDA excluding write off of unamortized deferred financing costs, gain on extinguishment of debt, transaction costs, equity-based compensation expense, restructuring charge, gain on legal settlement and gain on sale of real estate. We believe that Adjusted EBITDA provides investors with another financial measure that can facilitate comparisons of operating performance between periods and between REITs.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
EBITDA
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Interest expense	1,836	6,550	6,102	8,527	25,140	19,713	23,502
Interest income	(6)	(6)	(35)	(69)	(61)	(71)	(233)
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086

EBITDA	15,285	15,285	7,682	55,330	50,244	44,898	56,739

Adjusted EBITDA
Write off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Transaction costs	—	—	—	897	897	—	—
Equity-based compensation expense	375	375	94	412	412	765	332
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	—	(948)	(948)	—	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—

Adjusted EBITDA	$16,758	$16,758	$12,501	$60,416	$55,330	$42,306	$34,857

RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our Class A common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, prospects, financial condition, liquidity, funds from operations and results of operations and our ability to service our debt and make distributions to our stockholders could be materially and adversely affected, which we refer to herein collectively as a “material adverse effect on us,” the market price of our common stock could decline significantly and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Operations

Because we are focused on the ownership, operation and redevelopment of data centers, any decrease in the demand for data center space or managed services could have a material adverse effect on us.

Because our portfolio of properties consists entirely of data centers, or properties to be converted to data centers, we are subject to risks inherent in investments in a single industry. Adverse developments in the data center market or in the industries in which our customers operate could lead to a decrease in the demand for data center space or managed services, which could have a greater material adverse effect on us than if we owned a more diversified real estate portfolio. These adverse developments could include: a decline in the technology industry, such as a decrease in the use of mobile or web-based commerce, industry slowdowns, business layoffs or downsizing, relocations of businesses, increased costs of complying with existing or new government regulations and other factors; a slowdown in the growth of the Internet generally as a medium for commerce and communication; a downturn in the market for data center space generally such as oversupply of or reduced demand for space; and the rapid development of new technologies or the adoption of new industry standards that render our or our customers’ current products and services obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their leases or that they become insolvent or file for bankruptcy protection. To the extent that any of these or other adverse conditions occur, they are likely to impact market rents for, and cash flows from, our data center space, which could have a material adverse effect on us.

Our data center infrastructure may become obsolete or unmarketable and we may not be able to upgrade our power, cooling, security or connectivity systems cost-effectively or at all.

The markets for the data centers we own and operate, as well as certain of the industries in which our customers operate, are characterized by rapidly changing technology, evolving industry standards, frequent new service introductions, shifting distribution channels and changing customer demands. As a result, the infrastructure at our data centers may become obsolete or unmarketable due to demand for new processes and/or technologies, including, without limitation: (i) new processes to deliver power to, or eliminate heat from, computer systems; (ii) customer demand for additional redundancy capacity; or (iii) new technology that permits lower levels of critical load and heat removal than our data centers are currently designed to provide. In addition, the systems that connect our data centers to the Internet and other external networks may become outdated, including with respect to latency, reliability and diversity of connectivity. When customers demand new processes or technologies, we may not be able to upgrade our data centers on a cost effective basis, or at all, due to, among other things, increased expenses to us that cannot be passed on to customers or insufficient revenue to fund the necessary capital expenditures. The obsolescence of our power and cooling systems and/or our inability to upgrade our data centers, including associated connectivity, could reduce revenue at our data centers and could have a material adverse effect on us. Furthermore, potential future regulations that apply to industries we serve may require customers in those industries to seek specific requirements from their data centers that we are unable to provide. These may include physical security regulations applicable to the defense industry and government contractors and privacy and security requirements applicable to the financial services and health care industries. If such regulations were adopted, we could lose customers or be unable to attract new customers in certain industries, which could have a material adverse effect on us.

We face considerable competition in the data center industry and may be unable to renew existing leases, lease vacant space or re-let space on more favorable terms, or at all, as leases expire, which could have a material adverse effect on us.

Leases representing approximately 28% of our leased raised floor, and 48% of our annualized rent, in each case as of March 31, 2013, will expire in either 2013 or 2014. We compete with numerous developers, owners and operators in the data center industry, including managed service providers and other REITs, some of which own or lease properties similar to ours, or may do so in the future, in the same submarkets in which our properties are located. Our competitors may have significant advantages over us, including greater name recognition, longer operating histories, higher operating margins, pre-existing relationships with current or potential customers, greater financial, marketing and other resources, and access to greater and less expensive power. These advantages could allow our competitors to respond more quickly to strategic opportunities or changes in our industry or markets. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our customers, or if our competitors offer products and services in a greater variety, that are more state-of-the-art or that are more competitively priced than the products and services we offer, we may lose customers or be unable to attract new customers without lowering our rental rates and improving the quality, mix and technology of our products and services. We cannot assure you that we will be able to renew leases with our existing customers or re-let space to new customers if our current customers do not renew their leases. Even if our customers renew their leases or we are able to re-let the space, the terms (including rental rates and lease periods) and costs (including capital) of renewal or re-letting may be less favorable than the terms of our current leases. In addition, there can be no assurances that the type of space and/or services currently available at our properties will be sufficient to retain current customers or attract new customers in the future. Finally, although we offer a full spectrum of data center products from Custom Data Centers to Colocation to Cloud and Managed Services, our competitors that specialize in only one of our product and service offerings may have competitive advantages in that space. If rental rates for our properties decline, we are unable to lease vacant space, our existing customers do not renew their leases or we do not re-let space from expiring leases, in each case, on favorable terms, it could have a material adverse effect on us.

The long sales cycle for data center products could have a material adverse effect on us.

A customer’s decision to lease space in one of our data centers and to purchase Cloud and Managed Services typically involves a significant commitment of resources, time-consuming contract negotiations regarding the service level commitments and substantial due diligence on the part of the customer regarding the adequacy of our infrastructure and attractiveness of our products and services. As a result, the leasing of data center space and Cloud and Managed Services has a long sales cycle. Furthermore, we may expend significant time and resources in pursuing a particular sale or customer that may not result in any revenue. Our inability to adequately manage the risks associated with leasing the space and products within our facilities could have a material adverse effect on us.

Our customers may choose to develop new data centers or expand their own existing data centers, which could result in the loss of one or more key customers or reduce demand and pricing for our data centers and could have a material adverse effect on us.

Some of our customers may develop their own data center facilities. Other customers with their own existing data centers may choose to expand their data centers in the future. In the event that any of our key customers were to develop or expand their data centers, it could result in a loss of business to us or put pressure on our pricing. If we lose a customer, there is no assurance that we would be able to replace that customer at the same or a higher rate, or at all, which could have a material adverse effect on us.

The bankruptcy or insolvency of a major customer could have a material adverse effect on us.

The bankruptcy or insolvency of a major customer could have significant consequences for us. If any customer becomes a debtor in a case under the federal Bankruptcy Code, we cannot evict the customer solely because of the bankruptcy. In addition, the bankruptcy court might authorize the customer to reject and terminate its lease with us. Our claim against the customer for unpaid future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In either case, our claim for unpaid rent would likely not be paid in full. If any of our significant customers were to become bankrupt or insolvent, suffer a downturn in its business, fail to renew its lease at all or renew on terms less favorable to us than its current terms, reject or terminate any leases with us and/or fail to pay unpaid or future rent owed to us, it could have a material adverse effect on us.

Our two largest properties in terms of annualized rent, Atlanta Metro and Suwanee, collectively accounted for approximately 63% of our annualized rent as of March 31, 2013, and any inability, temporarily or permanently, to fully and consistently operate either of these properties could have a material adverse effect on us.

Our two largest properties in terms of annualized rent, Atlanta Metro and Suwanee, collectively accounted for approximately 63% of our annualized rent as of March 31, 2013. Therefore, any inability, temporarily or permanently, to fully and consistently operate either of these properties could have a material adverse effect on us. In addition, because both properties are located in the Atlanta metropolitan area, we are particularly susceptible to adverse developments in this area, including as a result of natural disasters (such as hurricanes, floods, tornadoes and other events), that could cause, among other things, permanent damage to the properties and electrical power outages that may last beyond our backup and alternative power arrangements. Further, Atlanta Metro and Suwanee account for several of our largest leases in terms of MRR. Any nonrenewal, credit or other issues with large customers could adversely affect the performance of these properties.

We may be adversely affected by the economies and other conditions of the markets in which we operate, particularly in Atlanta and other metropolitan areas, where we have a high concentration of our data center properties.

We are susceptible to adverse economic or other conditions in the geographic markets in which we operate, such as periods of economic slowdown or recession, the oversupply of, or a reduction in demand for, data centers and cloud and managed services in a particular area, industry slowdowns, layoffs or downsizings, relocation of businesses, increases in real estate and other taxes and changing demographics. The occurrence of these conditions in the specific markets in which we have concentrations of properties could have a material adverse effect on us. Our Atlanta area (Atlanta Metro and Suwanee) and Santa Clara data centers accounted for approximately 63% and 12%, respectively, of our annualized rent as of March 31, 2013. As a result, we are particularly susceptible to adverse market conditions in these areas. In addition, other geographic markets could become more attractive for developers, operators and customers of data center facilities based on favorable costs and other conditions to construct or operate data center facilities in those markets. For example, some states have created tax incentives for developers and operators to locate data center facilities in their jurisdictions. These changes in other markets may increase demand in those markets and result in a corresponding decrease in demand in our markets. Any adverse economic or real estate developments in the geographic markets in which we have a concentration of properties, or in any of the other markets in which we operate, or any decrease in demand for data center space resulting from the local business climate or business climate in other markets, could have a material adverse effect on us.

The long-term continuance of challenging economic and other market conditions could have a material adverse effect on us.

Economic and other market conditions continue to be challenging in the United States, with tighter credit conditions and modest growth. While recent economic data reflects a stabilization of the economy and credit markets, the cost and availability of credit may continue to be limited. Furthermore, deteriorating economic and other market conditions that affect our customers could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio. Additionally, the economic climate could have an impact on our lenders or customers, causing them to fail to meet their obligations to us. The long-term continuance of challenging economic and other market conditions could have a material adverse effect on us.

Future consolidation and competition in our customers’ industries could reduce the number of our existing and potential customers and make us dependent on a more limited number of customers.

Mergers or consolidations in our customers’ industries in the future could reduce the number of our existing and potential customers and make us dependent on a more limited number of customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Additionally, some of our customers may compete with one another in various aspects of their businesses, which places additional competitive pressures on our customers. Any of these developments could have a material adverse effect on us.

Our failure to develop and maintain a diverse customer base could have a material adverse effect on us.

Our customers are a mix of C1, C2 and C3 customers. Each type of customer and their leases with us have certain features that distinguish them from our other customers, such as operating margin, space and power requirements and lease term. In addition, our customers engage in a variety of professional, financial, technological and other businesses. A diverse customer base helps to minimize exposure to economic fluctuations in any one industry, business sector or customer type, or any particular customer. Our relative mix of C1, C2 and C3 customers may change over time, as may the industries represented by our customers, the concentration of customers within specified industries and the economic value and risks associated with each customer, and there is no assurance that we will be able to maintain a diverse customer base, which could have a material adverse effect on us.

Our future growth depends upon the successful redevelopment of our existing properties, and any delays or unexpected costs in such redevelopment could have a material adverse effect on us.

We have initiated or are contemplating the redevelopment of seven of our existing data center properties: Atlanta Metro, Dallas, Jersey City, Richmond, Sacramento, Santa Clara and Suwanee. Our future growth depends upon the successful completion of these efforts. With respect to our current and any future expansions and any new developments or redevelopments, we will be subject to certain risks, including the following:

•	financing risks;

•	increases in interest rates or credit spreads;

•	construction and/or lease-up delays;

•	changes to plans or specifications;

•	construction site accidents or other casualties;

•	lack of availability of, and/or increased costs for, specialized data center components, including long lead-time items such as generators;

•	cost overruns, including construction or labor costs that exceed our original estimates;

•	contractor and subcontractor disputes, strikes, labor disputes or supply disruptions;

•	failure to achieve expected occupancy and/or rental rate levels within the projected time frame, if at all;

•	sub-optimal mix of 3Cs products;

•	environmental issues, fire, flooding, earthquakes and other natural disasters; and

•

delays with respect to obtaining or the inability to obtain necessary zoning, occupancy, environmental, land use and other governmental permits, and changes in zoning and land use laws, particularly with respect to build-outs at our Sacramento and Santa Clara facilities.

In addition, with respect to any future developments of new data center properties, we will be subject to risks and, potentially, unanticipated costs associated with obtaining access to a sufficient amount of power from local utilities, including the need, in some cases, to develop utility substations on our properties in order to accommodate our power needs, constraints on the amount of electricity that a particular locality’s power grid is capable of providing at any given time, and risks associated with the negotiation of long-term power contracts with utility providers. We may not be able to successfully negotiate such contracts on favorable terms, or at all. Any inability to negotiate utility contracts on a timely basis or on favorable terms or in volumes sufficient to supply the critical load anticipated for future developments could have a material adverse effect on us.

While we intend to develop data center properties primarily in markets with which we are familiar, we may in the future acquire properties in new geographic markets where we expect to achieve favorable risk-adjusted returns on our investment. We may not possess the same level of familiarity with development or redevelopment in these new markets and therefore cannot assure you that our development activities will generate attractive returns. Furthermore, development and redevelopment activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management’s time and attention. This may distract our management from focusing on other operational activities of our business.

These and other risks could result in delays or increased costs and could prevent completion of our development and expansion projects once undertaken, which could have a material adverse effect on us. In addition, we are expanding the aforementioned properties, and may develop or expand properties in the future, prior to obtaining commitments from customers to lease them. This is known as developing or expanding “on speculation” and involves the risk that we will be unable to attract customers to the properties on favorable terms in a timely manner, if at all. In addition to our internal sales force, through our channels and partners team, we intend to use our existing industry relationships with national technology companies to retain and attract customers for our existing data center properties as well as the expansions and developments of such properties. We believe these industry relationships provide an ongoing pipeline of attractive leasing opportunities, and we intend to capitalize on these relationships in order to increase our leasing network. If our internal sales force or channels and partners team is not successful in leasing new data center space on favorable terms, it could have a material adverse effect on us.

Our properties are designed primarily for lease as data centers, which could make it difficult to reposition them if we are not able to lease or re-let available space.

Our properties are highly specialized properties that contain extensive electrical, communications and mechanical systems. Such systems are often custom-designed to house, power and cool certain types of computer systems and networking equipment. Any office space (such as private office space, open office areas and conference centers) located at our properties is merely complementary to such systems, to facilitate our ability to service and maintain them. As a result, our properties are not well-suited for primary use by customers as anything other than data centers. Major renovations and expenditures would be required to convert the properties for use as commercial office space, or for any other use, which would substantially reduce the benefits from such a conversion. In the event of a conversion, the value of our properties may be impaired due to the costs of reconfiguring the real estate for alternate purposes and the removal or modification of the specialized systems and equipment. The highly specialized nature of our data center properties could make it difficult and costly to reposition them if we are not able to lease or re-let available space on favorable terms, or at all, which could have a material adverse effect on us.

We lease the space in which two of our data centers are located and the non-renewal of such leases could have a material adverse effect on us.

We lease the space housing our data center facilities located in Jersey City, New Jersey and Overland Park, Kansas, where our corporate headquarters is located. These leases expire (taking into account our extension options) in 2031 and 2023, respectively. We would incur significant costs if we were forced to vacate either of our leased facilities due to the high costs of relocating the equipment in our facilities and installing the necessary infrastructure in a new data center property. If we were forced to vacate either of our leased facilities, we could lose customers that chose our services based on our location. Our landlords could attempt to evict us for reasons beyond our control. Further, we may be unable to maintain good working relationships with our landlords, which would adversely affect our relationship with our customers and could result in the loss of current customers. In addition, we cannot assure you that we will be able to renew these leases prior to their expiration dates on favorable terms or at all. If we are unable to renew our lease agreements, we could lose a significant number of customers who are unwilling to relocate their equipment to another one of our data center properties, which could have a material adverse effect on us. Even if we are able to renew these leases, the terms and other costs of renewal may be less favorable than our existing lease arrangements. Failure to sufficiently increase revenue from customers at these facilities to offset these projected higher costs could have a material adverse effect on us.

The ground sublease structure at the Santa Clara property could prevent us from developing the property as we desire, and we may have to incur additional expenses prior the end of the ground sublease to restore the property to its prelease state.

Our interest in the Santa Clara property is subject to a ground sublease granted by a third party, as ground sublessor, to our indirect subsidiary Quality Investment Properties Santa Clara, LLC, or QIP Santa Clara. The ground sublease terminates in 2052 and we have two options to extend the original term for consecutive ten-year terms. The ground sublease structure presents special risks. We, as ground sublessee, will own all improvements on the land, including the buildings in which the data centers are located during the term of the ground sublease. Upon the expiration or earlier termination of the ground sublease, however, the improvements on the land will become the property of the ground sublessor. Unless we purchase a fee interest in the land and improvements subject to the ground sublease, we will not have any economic interest in the land or improvements at the expiration of the ground sublease. Therefore, we will not share in any increase in value of the land or improvements beyond the term of the ground sublease, notwithstanding our capital outlay to purchase our interest in the data center or fund improvements thereon, and will lose our right to use the building on the subleased property. In addition, upon the expiration of the ground sublease, the ground sublessor may require the removal of the improvements or the restoration of the improvements to their condition prior to any permitted alterations at our sole cost and expense. If we do not meet a certain net worth test, we also will be required to provide the ground sublessor with a bond in connection with such removal and restoration requirements. In addition, while we generally have the right to undertake alterations to the demised premises, the ground sublessor has the right to reasonably approve the quality of such work and the form and content of certain financial information of QIP Santa Clara. The ground sublessor need not give its approval to alterations if it or its affiliate determines that the work will have a material adverse impact on the fee interest in property adjacent to the demised premises. In addition, though the ground sublease provides that we may exercise the rights of ground lessor in the event of a rejection of the master ground lease, each of the master ground lease and the ground sublease may be rejected in bankruptcy. Finally, in the event of a condemnation, the ground lessor is entitled to an allocable share of any condemnation proceeds. The ground sublease, however, does contain important nondisturbance protections and provides that, in event of the termination of the master ground lease, the ground sublease will become a direct lease between the ground lessor and QIP Santa Clara.

We depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and any delays or disruptions in service could have a material adverse effect on us.

Our products and infrastructure rely on third-party service providers. In particular, we depend on third parties to provide Internet, telecommunication and fiber optic network connectivity to the customers in our data centers, and we have no control over the reliability of the services provided by these suppliers. Our customers may in the future experience difficulties due to service failures unrelated to our systems and services. Any Internet, telecommunication or fiber optic network failures may result in significant loss of connectivity to our data centers, which could reduce the confidence of our customers and could consequently impair our ability to retain existing customers or attract new customers and could have a material adverse effect on us.

Similarly, we depend upon the presence of Internet, telecommunications and fiber optic networks serving the locations of our data centers in order to attract and retain customers. The construction required to connect multiple carrier facilities to our data centers is complex, requiring a sophisticated redundant fiber network, and involves matters outside of our control, including regulatory requirements and the availability of construction resources. Each new data center that we develop requires significant amounts of capital for the construction and operation of a sophisticated redundant fiber network. We believe that the availability of carrier capacity affects our business and future growth. We cannot assure you that any carrier will elect to offer its services within our data centers or that once a carrier has decided to provide connectivity to our data centers that it will continue to do so for any period of time. Furthermore, some carriers are experiencing business difficulties or have announced consolidations or mergers. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could adversely affect our customers and could have a material adverse effect on us.

Power outages, limited availability of electrical resources and increased energy costs could have a material adverse effect on us.

Our data centers are subject to electrical power outages, regional competition for available power and increased energy costs. We attempt to limit exposure to system downtime by using backup generators and power supplies generally at a significantly higher operating cost than we would pay for an equivalent amount of power from a local utility. However, we may not be able to limit our exposure entirely even with these protections in place. Power outages, which may last beyond our backup and alternative power arrangements, would harm our customers and our business. During power outages, changes in humidity and temperature can cause permanent damage to servers and other electrical equipment. We could incur financial obligations or be subject to lawsuits by our customers in connection with a loss of power. Any loss of services or equipment damage could reduce the confidence of our customers in our services and could consequently impair our ability to attract and retain customers, which could have a material adverse effect on us.

In addition, power and cooling requirements at our data centers are increasing as a result of the increasing power and cooling demands of modern servers. Since we rely on third parties to provide our data centers with sufficient power to meet our customers’ needs, and we generally do not control the amount of power drawn by our customers, our data centers could have a limited or inadequate amount of electrical resources.

We also may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, such as coal, oil or natural gas. The price of these fuels and the electricity generated from them could increase as a result of proposed legislative measures related to climate change or efforts to regulate carbon emissions. While our wholesale customers are billed based on a pass-through basis for their direct energy usage, our retail customers pay a fixed cost for services, including power, so any excess energy costs above such fixed costs are borne by us. Although, for technical and practical reasons, our retail customers often use less power than the amount we are required to provide pursuant to their leases, there is no assurance that this will always be the case. Although we have a diverse customer base, the concentration and mix of our customers may change and increases in the cost of power at any of our data centers would put those locations at a competitive disadvantage relative to data centers served by utilities that can provide less expensive power. This could adversely affect our relationships with our customers and hinder our ability to operate our data centers, which could have a material adverse effect on us.

We rely on the proper and efficient functioning of computer and data-processing systems, and a large-scale malfunction could have a material adverse effect on us.

Our ability to keep our data centers operating depends on the proper and efficient functioning of computer and data-processing systems. Since computer and data-processing systems are susceptible to malfunctions and interruptions, including those due to equipment damage, power outages, computer viruses and a range of other hardware, software and network problems, we cannot guarantee that our data centers will not experience such malfunctions or interruptions in the future. Additionally, expansions and developments in the products and services that we offer, including our Cloud and Managed Services, could increasingly add a measure of complexity that may overburden our data center and network resources and human capital, making service interruptions and failures more likely. A significant or large-scale malfunction or interruption of one or more of any of our data centers’ computer or data-processing systems could adversely affect our ability to keep such data centers running efficiently. If a malfunction results in a wider or sustained disruption to business at a property, it could have a material adverse effect on us.

Interruptions in our provision of products or services, or security breaches at our facility or affecting our networks, could result in a loss of customers and damage our reputation, which could have a material adverse effect on us.

Our business and reputation could be adversely affected by any interruption or failure in the provision of products, services or security (whether network or physical) at our data centers, even if such events occur as a result of a natural disaster, human error, landlord maintenance failure, water damage, fiber cuts, extreme temperature or humidity, sabotage, vandalism, terrorist acts, unauthorized entry or other unanticipated problems. In addition, our network could be subject to unauthorized access, computer viruses, and other disruptive problems caused by customers, employees, or others. Unauthorized access, computer viruses, or other disruptive problems could lead to interruptions, delays and cessation of service to our customers. If a significant disruption occurs, we may be unable to implement disaster recovery or security measures in a timely manner or, if and when implemented, these measures may not be sufficient or could be circumvented through the reoccurrence of a natural disaster or other unanticipated problem, or as a result of accidental or intentional actions. Furthermore, such disruptions can cause damage to servers and may result in legal liability where interruptions in service violate service commitments in customer leases. Resolving network failures or alleviating security problems also may require interruptions, delays, or cessation of service to our customers. Accordingly, failures in our products and services, including problems at our data centers, network interruptions or breaches of security on our network may result in significant liability, a loss of customers and damage to our reputation, which could have a material adverse effect on us.

If we are unable to protect our or our customers’ information from theft or loss, our reputation could be harmed, which could have a material adverse effect on us.

We are vulnerable to negative impacts if sensitive information from our customers or their customers is inadvertently compromised or lost. We routinely process, store and transmit large amounts of data for our customers, which includes sensitive and personally identifiable information. Loss or compromise of this data could cost us both monetarily and in terms of customer goodwill and lost business. Unauthorized access also potentially could jeopardize the security of confidential information of our customers or our customers’ end-users, which might expose us to liability from customers and the government agencies that regulate us or our customers, as well as deter potential customers from renting our space and purchasing our services. For example, violations of the Health Insurance Portability and Accountability Act, or HIPAA, and Health Information Technology for Economic and Clinical Health Act can lead to fines of up to $1.5 million for all violations of a particular provision in a calendar year. In addition, we cannot predict how future laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and security will affect our business and we cannot predict the cost of compliance. We may be required to expend significant financial resources to protect against physical or cybersecurity breaches that could result in the misappropriation of our or our customers’ information. As techniques used to breach security change frequently, and are generally not recognized until launched against a target, we may not be able to implement security measures in a timely manner or, if and when implemented, we may not be able to determine the extent to which these measures could be circumvented. Any internal or external breach in our network could severely harm our business and result in costly litigation and potential liability for us. To the extent our customers demand that we accept unlimited liability and to the extent there is a competitive trend to accept it, such a trend could affect our ability to retain these limitations in our leases at the risk of losing the business. Such a trend may be particularly likely to occur with regard to our Cloud and Managed Services. We may experience a data loss or security breach, which could have a material adverse effect on us.

The loss of key personnel, particularly Chad L. Williams, our Chairman and Chief Executive Officer, and William H. Schafer, our Chief Financial Officer, could have a material adverse effect on us.

Our continued success depends, to a significant extent, on the continued services of key personnel, particularly Chad L. Williams, our Chairman and Chief Executive Officer, and William H. Schafer, our Chief Financial Officer, who have extensive market knowledge and long-standing business relationships. In particular, our reputation among and our relationships with our key customers are the direct result of a significant investment of time and effort by these individuals to build our credibility in a highly specialized industry. The loss of services of one or more key members of our executive management team, particularly our Chairman and Chief Executive Officer or our Chief Financial Officer, could diminish our business and investment opportunities and our relationships with lenders, business partners and existing and prospective customers and could have a material adverse effect on us.

Any inability to recruit or retain qualified personnel, or maintain access to key third-party service providers, could have a material adverse effect on us.

We must continue to identify, hire, train, and retain IT professionals, technical engineers, operations employees, and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required to grow our company, develop and expand our data centers, maximize our rental and services income and achieve the highest sustainable rent levels at each of our facilities. There is a shortage of qualified personnel in these fields, and we compete with other companies for the limited pool of these personnel. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. An increase in these costs or our inability to recruit and retain necessary technical, managerial, sales and marketing personnel or to maintain access to key third-party providers could have a material adverse effect on us.

Our decentralized management structure may lead to incidents or developments that could damage our reputation and could have a material adverse effect on us.

We have a decentralized management structure that enables the local managers at each of our data centers to quickly and effectively respond to trends in their respective markets. While we believe that we exercise an appropriate level of central control and supervision over all of our operations, the local managers retain a certain amount of operational and decision-making flexibility, including the management of the particular data center, sourcing, pricing and other sales decisions. We cannot guarantee that our local managers will not take actions or experience problems that could damage our reputation or have a material adverse effect on us.

We may be unable to identify and complete acquisitions on favorable terms or at all, which may inhibit our growth and have a material adverse effect on us.

We continually evaluate the market of available properties and may acquire additional properties when opportunities exist. Our ability to acquire properties on favorable terms is subject to the following significant risks:

•

we may be unable to acquire a desired property because of competition from other real estate investors with significant resources and/or access to capital, including both publicly traded REITs and institutional investment funds;

•	even if we are able to acquire a desired property, competition from other potential acquirors may significantly increase the purchase price or result in other less favorable terms;

•

even if we enter into agreements for the acquisition of a desired property, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, and we may incur significant expenses for properties we never actually acquire;

•	we may be unable to finance acquisitions on favorable terms or at all; and

•

we may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of environmental contamination, claims by customers, vendors or other persons dealing with the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Any inability to complete property acquisitions on favorable terms or at all could have a material adverse effect on us.

We may be unable to successfully integrate and operate acquired properties, which could have a material adverse effect on us.

Even if we are able to make acquisitions on favorable terms, our ability to successfully integrate and operate them is subject to the following significant risks:

•	we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties, as well as require substantial management time and attention;

•	we may be unable to integrate new acquisitions quickly and efficiently, particularly acquisitions of operating businesses or portfolios of properties, into our existing operations;

•	acquired properties may be subject to reassessment, which may result in higher than expected property tax payments;

•	our customer retention and lease renewal risks may be increased; and

•	market conditions may result in higher than expected vacancy rates and lower than expected rental rates.

Any inability to integrate and operate acquired properties to meet our financial, operational and strategic expectations could have a material adverse effect on us.

We recently acquired our Sacramento facility and expect a transition period during which our retention and lease renewal risks may be increased. Management also may be required to spend a greater portion of its time at the Sacramento facility (rather than the other facilities) in order to manage its successful integration into our platform. We will continue to operate the Sacramento facility in the same manner (and with the same degree of care and skill) as our other properties, but if customers are unsatisfied, they may fail to renew their leases or breach their existing leases. In the event that customers fail to renew their leases, the revenue at the Sacramento facility may decrease, which could have a material adverse effect on us.

We may be subject to unknown or contingent liabilities related to properties or businesses that we acquire, which may result in damages and investment losses.

Assets and entities that we have acquired or may acquire in the future may be subject to unknown or contingent liabilities for which we may have limited or no recourse against the sellers. Unknown or contingent liabilities might include liabilities for clean-up or remediation of environmental conditions, claims of customers, vendors or other persons dealing with the acquired entities, tax liabilities and other liabilities whether incurred in the ordinary course of business or otherwise. In the future we may enter into transactions with limited representations and warranties or with representations and warranties that do not survive the closing of the transactions, in which event we would have no or limited recourse against the sellers of such properties. While we usually require the sellers to indemnify us with respect to breaches of representations and warranties that survive, such indemnification is often limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that we may incur with respect to liabilities associated with acquired properties and entities may exceed our expectations. Finally, indemnification agreements between us and the sellers typically provide that the sellers will retain certain specified liabilities relating to the assets and entities acquired by us. While the sellers are generally contractually obligated to pay all losses and other expenses relating to such retained liabilities, there can be no guarantee that such arrangements will not require us to incur losses or other expenses as well. Any of these matters could have a material adverse effect on us.

Risks Related to Financing

An inability to access external sources of capital on favorable terms or at all could limit our ability to execute our business and growth strategies.

In order to qualify and maintain our qualification as a REIT, we are required under the Code to distribute at least 90% of our “REIT taxable income” (determined before the deduction for dividends paid and excluding net capital gains) annually. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our “REIT taxable income,” including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including capital for development projects and acquisition opportunities, from operating cash flow. Consequently, we intend to rely on third-party sources of capital to fund a substantial amount of our future capital needs. We may not be able to obtain such financing on favorable terms or at all. Any additional debt we incur will increase our leverage, expose us to the risk of default and impose operating restrictions on us. In addition, any equity financing could be materially dilutive to the equity interests held by our stockholders. Our access to third-party sources of capital depends, in part, on general market conditions, the market’s perception of our growth potential, our leverage, our current and expected results of operations, liquidity, financial condition and cash distributions to stockholders and the market price of our common stock. If we cannot obtain capital when needed, we may not be able to execute our business and growth strategies (including redeveloping or acquiring properties when strategic opportunities exist), satisfy our debt service obligations, make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT (which would expose us to significant penalties and corporate level taxation), or fund our other business needs, which could have a material adverse effect on us.

Upon completion of this offering, our pro forma indebtedness outstanding as of March 31, 2013 will be approximately $         million, which will expose us to interest rate fluctuations and the risk of default thereunder.

Upon completion of this offering, our pro forma indebtedness outstanding as of March 31, 2013 will be approximately $         million. Approximately $         of this indebtedness bears interest at a variable rate, including the impact of hedging arrangements. Increases in interest rates, or the loss of the benefits of our existing or future hedging agreements, would increase our interest expense, which would adversely affect our cash flow and our ability to service our debt. Our organizational documents contain no limitations regarding the maximum level of indebtedness, as a percentage of our market capitalization or otherwise, that we may incur. We may incur significant additional indebtedness, including mortgage indebtedness, in the future. Our substantial outstanding pro forma indebtedness, and the limitations imposed on us by our debt agreements, could have other significant adverse consequences, including the following:

•	our cash flow may be insufficient to meet our required principal and interest payments;

•

we may use a substantial portion of our cash flows to make principal and interest payments and we may be unable to obtain additional financing as needed or on favorable terms, which could, among other things, have a material adverse effect on our ability to complete our redevelopment pipeline, capitalize upon emerging acquisition opportunities, make cash distributions to our stockholders, or meet our other business needs;

•	we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

•	we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

•	we may be required to maintain certain debt and coverage and other financial ratios at specified levels, thereby reducing our financial flexibility;

•	our vulnerability to general adverse economic and industry conditions may be increased;

•	greater exposure to increases in interest rates for our variable rate debt and to higher interest expense on future fixed rate debt;

•	we may be at a competitive disadvantage relative to our competitors that have less indebtedness; and

•

we may default on our indebtedness by failure to make required payments or violation of covenants, which would entitle holders of such indebtedness and possibly other indebtedness to accelerate the maturity of their indebtedness and, if such indebtedness is secured, to foreclose on our properties that secure their loans and receive an assignment of our rents and leases.

The occurrence of any one of these events could have a material adverse effect on us. In addition, any foreclosure on our properties could create taxable income without accompanying cash proceeds, which could adversely affect our ability to meet the REIT distribution requirements imposed by the Code.

Our existing indebtedness contains, and any future indebtedness may contain, covenants that restrict our ability to engage in certain activities, which could have a material adverse effect on us.

Our existing indebtedness contains, and our future indebtedness may contain, certain covenants which, among other things, restrict our ability to sell, without the consent of the applicable lender, one or more properties. In addition, such covenants also may restrict our ability to engage in mergers or consolidations that result in a change in control of us, without the consent of the applicable lender. These covenants may restrict our ability to engage in certain transactions that may be in our best interest. In addition, failure to meet the covenants may result in an event of default under the applicable indebtedness, which could result in the acceleration of the applicable indebtedness and potentially other indebtedness and foreclosure upon any property securing such indebtedness, which could have a material adverse effect on us.

Our unsecured credit facility and Richmond credit facility contain provisions that may limit our ability to make distributions to our stockholders. These facilities generally provide that if a default occurs and is continuing, we will be precluded from making distributions on our common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default does not arise from a payment default or event of insolvency) and lenders under the facility and, potentially, other indebtedness, could accelerate the maturity of the related indebtedness. In addition, these facilities also contain covenants providing for a maximum distribution of the greater of (i) 95% of our Funds from Operations (as defined in such agreement) and (ii) the amount required for us to qualify as a REIT.

Mortgage and other secured indebtedness expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties or other assets subject to indebtedness.

Incurring mortgage and other secured indebtedness increases our risk of property losses because defaults on indebtedness secured by properties or other assets may result in foreclosure actions initiated by lenders and ultimately our loss of the property or other assets securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could have a material adverse effect on the overall value of our portfolio of data centers. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If the outstanding balance of the indebtedness secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds.

Our hedging transactions involve costs and expose us to potential losses.

Hedging agreements enable us to convert floating rate liabilities to fixed rate liabilities or fixed rate liabilities to floating rate liabilities. Upon completion of this offering, we expect to be a party to two interest rate swap agreements, which effectively fix the applicable LIBOR interest rate on $150 million of our outstanding indebtedness at 0.5825%. Hedging transactions expose us to certain risks, including that losses on a hedge position may reduce the cash available for distribution to stockholders and such losses may exceed the amount invested in such instruments and that counterparties to such agreements could default on their obligations, which could increase our exposure to fluctuating interest rates. In addition, hedging agreements may involve costs, such as transaction fees or breakage costs, if we terminate them. The REIT rules impose certain restrictions on our ability to utilize hedges, swaps and other types of derivatives to hedge our liabilities. We expect that our board of directors will adopt a general policy with respect to our use of interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments in order to hedge all or a portion of our interest rate risk, given the cost of such hedges and the need to qualify and maintain our qualification as a REIT. We expect our policy to state that we will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. We may use hedging instruments in our risk management strategy to limit the effects of changes in interest rates on our operations. However, neither our current nor any future hedges may be effective in eliminating all of the risks inherent in any particular position due to the fact that, among other things, the duration of the hedge may not match the duration of the related liability, the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction and the hedging counterparty owing money in the hedging transaction may default on its obligation to pay. The use of derivatives could have a material adverse effect on us.

Risks Related to the Real Estate Industry

The operating performance and value of our properties are subject to risks associated with the real estate industry, and we cannot assure you that we will execute our business and growth strategies successfully.

As a real estate company, we are subject to all of the risks associated with owning and operating real estate, including:

•	adverse changes in international, national or local economic and demographic conditions;

•

vacancies or our inability to rent space on favorable terms, including possible market pressures to offer customers rent abatements, customer improvements, early termination rights or below-market renewal options;

•	adverse changes in the financial condition or liquidity of buyers, sellers and customers (including their ability to pay rent to us) of properties, including data centers;

•	the attractiveness of our properties to customers;

•

competition from other real estate investors with significant resources and assets to capital, including other real estate operating companies, publicly traded REITs and institutional investment funds;

•	reductions in the level of demand for data center space;

•	increases in the supply of data center space;

•

fluctuations in interest rates, which could have a material adverse effect on our ability, or the ability of buyers and customers of properties, including data centers, to obtain financing on favorable terms or at all;

•	increases in expenses that are not paid for by or cannot be passed on to our customers, such as the cost of complying with laws, regulations and governmental policies;

•	the relative illiquidity of real estate investments, especially the specialized real estate properties that we hold and seek to acquire and develop;

•

changes in, and changes in enforcement of, laws, regulations and governmental policies, including, without limitation, health, safety, environmental, zoning and tax laws, and governmental fiscal policies;

•	property restrictions and/or operational requirements pursuant to restrictive covenants, reciprocal easement agreements, operating agreements or historical landmark designations; and

•	civil unrest, acts of war, terrorist attacks and natural disasters, including earthquakes, tornados, hurricanes and floods, which may result in uninsured and underinsured losses.

In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in occupancy and rental sales, and therefore revenues, or an increased incidence of defaults under existing leases. Accordingly, we cannot assure you that we will be able to execute our business and growth strategies. Any inability to operate our properties to meet our financial, operational and strategic expectations could have a material adverse affect on us.

The illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in economic, financial, investment and other conditions.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial, investment or other conditions is limited. The real estate market is affected by many factors that are beyond our control, including those described above. In particular, data centers represent a particularly illiquid part of the overall real estate market. This illiquidity is driven by a number of factors, including the relatively small number of potential purchasers of such data centers—including other data center operators and large corporate users—and the relatively high cost per square foot to develop data centers, which substantially limits a potential buyer’s ability to purchase a data center property with the intention of redeveloping it for an alternative use, such as an office building, or may substantially reduce the price buyers are willing to pay. Our inability to dispose of properties at opportune times or on favorable terms could have a material adverse effect on us.

In addition, the federal tax code imposes restrictions on a REIT’s ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interest. Therefore, we may not be able to vary our portfolio in response to economic, financial, investment or other conditions promptly or on favorable terms, which could have a material adverse effect on us.

Declining real estate valuations could result in impairment charges, the determination of which involves a significant amount of judgment on our part. Any impairment charge could have a material adverse effect on us.

We review our properties for impairment on a quarterly and annual basis and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Indicators of impairment include, but are not limited to, a sustained significant decrease in the market price of or the cash flows expected to be derived from a property. A significant amount of judgment is involved in determining the presence of an indicator of impairment. If the total of the expected undiscounted future cash flows is less than the carrying amount of a property on our balance sheet, a loss is recognized for the difference between the fair value and carrying value of the property. The evaluation of anticipated cash flows requires a significant amount of judgment regarding assumptions that could differ materially from actual results in future periods, including assumptions regarding future occupancy, rental rates and capital requirements. Any impairment charge could have a material adverse effect on us.

Each of our properties is subject to real and personal property taxes, which could significantly increase our property taxes as a result of tax rate changes and reassessments and have a material adverse effect on us.

Each of our properties is subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. It is likely that the properties will be reassessed by taxing authorities as a result of (i) the acquisition of the properties by us and (ii) the informational returns that we must file in connection with the formation transactions. Any increase in property taxes on the properties could have a material adverse effect on us.

If California changes its property tax scheme, our California properties could be subject to significantly higher tax levies.

Owners of California property are subject to particularly high property taxes. Voters in the State of California previously passed Proposition 13, which generally limits annual real estate tax increases to 2% of assessed value per annum. From time to time, various groups have proposed repealing Proposition 13, or providing for modifications such as a “split roll tax,” whereby commercial property, for example, would be taxed at a higher rate than residential property. Given the uncertainty, it is not possible to quantify the risk to us of a tax increase or the resulting impact on us of any increase, but any tax increase could be significant at our California properties.

Uninsured and underinsured losses could have a material adverse effect on us.

We carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance with respect to our properties, and we plan to obtain similar coverage for properties we acquire in the future. However, certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, may be either uninsurable or not economically insurable. Should a property sustain damage, we may incur losses due to insurance deductibles, to co-payments on insured losses or to uninsured losses. In the event of a substantial property loss, the insurance coverage may not be sufficient to pay the full current market value or current replacement cost of the property. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property after it has been damaged or destroyed. Under such circumstances, the insurance proceeds we receive might not be adequate to restore our economic position with respect to such property. Lenders may require such insurance and our failure to obtain such insurance may constitute default under loan agreements, which could have a material adverse effect on us. Finally, a disruption in the financial markets may make it more difficult to evaluate the stability, net assets and capitalization of insurance companies and any insurer’s ability to meet its claim payment obligations. A failure of an insurance company to make payments to us upon an event of loss covered by an insurance policy could have a material adverse effect on us. In the event of an uninsured or partially insured loss, we could lose some or all of our capital investment, cash flow and revenues related to one or more properties, which could also have a material adverse effect on us.

As the current or former owner or operator of real property, we could become subject to liability for environmental contamination, regardless of whether we caused such contamination, which could have a material adverse effect on us.

Under various federal, state and local statutes, regulations and ordinances relating to the protection of the environment, a current or former owner or operator of real property may be liable for the cost to remove or remediate contamination resulting from the presence or discharge of hazardous substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial, liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. Some of our properties contain large underground or aboveground fuel storage tanks used to fuel generators for emergency power, which is critical to our operations. If any of the tanks that we own or operate releases fuel to the environment, we would likely have to pay to clean up the contamination. In addition, prior owners and operators have used our current properties for industrial and commercial purposes, which could have resulted in environmental contamination, including our Dallas and Richmond data center properties, which were previously used as semiconductor plants. Moreover, the presence of contamination or the failure to remediate contamination at our properties may (1) expose us to third-party liability, (2) subject our properties to liens in favor of the government for damages and costs the government incurs in connection with the contamination, (3) impose restrictions on the manner in which a property may be used or businesses may be operated, or (4) materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral. In addition, there may be material environmental liabilities at our properties of which we are not aware. We also may be liable for the costs of remediating contamination at off-site facilities at which we have arranged, or will arrange, for disposal or treatment of our hazardous substances without regard to whether we complied or will comply with environmental laws in doing so. Any of these matters could have a material adverse effect on us.

We could become subject to liability for failure to comply with environmental, health and safety requirements or zoning laws, which could cause us to incur additional expenses.

Our properties are subject to federal, state and local environmental, health and safety laws and zoning requirements, including those regarding the handling of regulated substances and wastes, emissions to the environment and fire codes. For instance, our properties are subject to regulations regarding the storage of petroleum for auxiliary or emergency power and air emissions arising from the use of generators. In particular, generators at our data center facilities are subject to strict emissions limitations, which could preclude us from using critical back-up systems and lead to significant business disruptions at such facilities and loss of our reputation. If we exceed these emissions limits, we may be exposed to fines and/or other penalties. In addition, we lease some of our properties to our customers who also are subject to such environmental, health and safety laws and zoning requirements. If we, or our customers, fail to comply with these various laws and requirements, we might incur costs and liabilities, including governmental fines and penalties. Moreover, we do not know whether existing laws and requirements will change or, if they do, whether future laws and requirements will require us to make significant unanticipated expenditures that could have a material adverse effect on us. Environmental noncompliance liability also could affect a customer’s ability to make rental payments to us.

We could become subject to liability for asbestos-containing building materials in the buildings on our property, which could cause us to incur additional expenses.

Some of our properties may contain, or may have contained, asbestos-containing building materials. Environmental, health and safety laws require that owners or operators of or employers in buildings with asbestos-containing materials, or ACM, properly manage and maintain these materials, adequately inform or train those who may come into contact with ACM and undertake special precautions, including removal or other abatement, in the event that ACM is disturbed during building maintenance, renovation or demolition. These laws may impose fines and penalties on employers, building owners or operators for failure to comply with these laws. In addition, third parties may seek recovery from employers, owners or operators for personal injury associated with exposure to asbestos. If we become subject to any of these penalties or other liabilities as a result of ACM at one or more of our properties, it could have a material adverse effect on us.

Our properties may contain or develop harmful mold or suffer from other adverse conditions, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our customers, employees of our customers and others if property damage or personal injury occurs. Thus, conditions related to mold or other airborne contaminants could have a material adverse effect on us.

Laws, regulations or other issues related to climate change could have a material adverse effect on us.

If we, or other companies with which we do business, particularly utilities that provide our facilities with electricity, become subject to laws or regulations related to climate change, it could have a material adverse effect on us. Congress is currently considering new laws, regulations and interpretations relating to climate change, including potential cap-and-trade systems, carbon taxes and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions. The federal government and some of the states and localities in which we operate have enacted certain climate change laws and regulations and/or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effect on us to date, they could limit our ability to develop new facilities or result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be damaged if we violate climate change laws or regulations. We cannot predict the impact of future laws and regulations, or future interpretations of current laws and regulations, related to climate change. Lastly, the potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. Any of these matters could have a material adverse effect on us.

We are exposed to ongoing litigation and other legal and regulatory actions, which may divert management’s time and attention, require us to pay damages and expenses or restrict the operation of our business.

We are subject to the risk of legal claims and proceedings and regulatory enforcement actions in the ordinary course of our business and otherwise, and we could incur significant liabilities and substantial legal fees as a result of these actions. Our management may devote significant time and attention to the resolution (through litigation, settlement or otherwise) of these actions, which would detract from our management’s ability to focus on our business. Any such resolution could involve payment of damages or expenses by us, which may be significant. In addition, any such resolution could involve our agreement to terms that restrict the operation of our business. The results of legal proceedings cannot be predicted with certainty. We cannot guarantee losses incurred in connection with any current or future legal or regulatory proceedings or actions will not exceed any provisions we may have set aside in respect of such proceedings or actions or will not exceed any available insurance coverage. The occurrence of any of these events could have a material adverse effect on us.

We may incur significant costs complying with various federal, state and local regulations, which could have a material adverse effect on us.

The properties in our portfolio are subject to various federal, state and local regulations, including the Americans with Disabilities Act, or ADA, as well as state and local fire and life safety requirements. Under the ADA, all places of public accommodation must meet federal requirements related to access and use by disabled persons. A number of additional federal, state and local regulations may also require modifications to our properties, or restrict our ability to renovate our properties. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation. In addition, we do not know whether existing requirements will change, or if they do, whether future requirements will require us to make significant unanticipated expenditures that could have a material adverse effect on us.

Risks Related to Our Organizational Structure

We have no operating history as a public company, and our inexperience may impede our ability to successfully manage our business.

We have no operating history as a public company. As a result, we cannot assure you that our past experience will be sufficient to successfully operate our company as a public company. Although certain of our executive officers and directors have experience in the real estate industry, and Mr. Schafer, our Chief Financial Officer, was previously the Chief Financial Officer of a publicly traded REIT, we cannot assure you that our past experience will be sufficient to operate a business in accordance with the Code requirements for REIT qualification or in accordance with the requirements of the SEC and the NYSE for public companies. Upon completion of this offering, even though we will be an “emerging growth company” as defined in the JOBS Act, and therefore may take advantage of various exemptions to public reporting requirements, we will be required to develop and implement substantial control systems and procedures in order to qualify and maintain our qualification as a REIT, satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with NYSE listing standards. As a result, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and our management and other personnel will need to devote a substantial amount of time to comply with these rules and regulations and establish the corporate infrastructure and controls demanded of a publicly traded REIT. These expenses and time commitments could be substantially more than we currently expect. In addition, we may initially incur higher general and administrative expenses than our competitors that are managed by persons with experience operating a public company. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer and we could experience significant deficiencies or material weaknesses in our disclosure controls and procedures and our internal control over financial reporting.

We have identified two significant deficiencies, as defined in the U.S. Public Company Accounting Oversight Board Standard AU Section 325, related to our internal control over financial reporting. One significant deficiency relates to IT controls over how program changes are migrated from testing to the actual environment and logical access. The other significant deficiency relates to our cost capitalization of development and specifically how we track our data regarding such development. Following the identification of these significant deficiencies, we have taken measures which we believe will remediate the significant deficiencies. However, the implementation of these measures may not fully address the significant deficiencies, and we cannot yet conclude that they have been fully remedied, nor can we assure you that there will be no significant deficiencies, or even material weaknesses, discovered in the future.

An inability to establish effective disclosure controls and procedures and internal control over financial reporting could cause us to fail to meet our reporting obligations under Exchange Act on a timely basis or result in material misstatements or omissions in our Exchange Act reports (including our financial statements), either of which, as well as the perception thereof, could cause investors to lose confidence in our company and could have a material adverse effect on us and cause the market price of our common stock to decline significantly. As a result of the foregoing, we cannot assure you that we will be able to execute our business and growth strategies as a publicly traded REIT.

Upon completion of this offering and our formation transactions, Chad L. Williams and General Atlantic will own approximately     % and     % of our outstanding common stock on a fully diluted basis, respectively, and will have the ability to exercise significant influence on our company and any matter presented to our stockholders.

Upon completion of this offering, Chad L. Williams, our Chairman and Chief Executive Officer, and General Atlantic will own approximately     % and     %, respectively, of our outstanding common stock on a fully diluted basis. No other stockholder is permitted to own more than     % of the aggregate of the outstanding shares of our common stock, except for certain designated investment entities that may own up to 9.8% of the aggregate of the outstanding shares of our common stock, subject to certain conditions, and except as approved by our board of directors pursuant to the terms of our charter. Consequently, Mr. Williams and General Atlantic may be able to significantly influence the outcome of matters submitted for stockholder action, including the election of our board of directors and approval of significant corporate transactions, such as business combinations, consolidations and mergers, as well as the determination of our day-to-day business decisions and management policies. In addition, General Atlantic and its affiliates may have an interest in directly or indirectly pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their other equity investments, even though such transactions might involve risks to us. As a result, Mr. Williams and General Atlantic could exercise their influence on us in a manner that conflicts with the interests of other stockholders. Moreover, if Mr. Williams and/or General Atlantic were to sell, or otherwise transfer, all or a large percentage of their holdings, the market price of our common stock could decline and we could find it difficult to raise the capital necessary for us to execute our business and growth strategies.

In addition to the foregoing, Mr. Williams will have a significant vote in matters submitted to a vote of stockholders as a result of his ownership of Class B common stock (which gives Mr. Williams voting power equal to his fully diluted economic interest in us), including the election of directors. Mr. Williams may have interests that differ from holders of our Class A common stock, including by reason of his remaining interest in our operating partnership, and may accordingly vote in ways that may not be consistent with the interests of holders of Class A common stock.

Our tax protection agreement, during its term, could limit our ability to sell or otherwise dispose of certain properties and may require our operating partnership to maintain certain debt levels that otherwise would not be required to operate our business.

In connection with this offering and the formation transactions, we will enter into a tax protection agreement with Chad L. Williams, our Chairman and Chief Executive Officer, and his affiliates and family members who own OP units that provides that if (1) we sell, exchange, transfer, convey or otherwise dispose of our Atlanta Metro, Suwanee or Santa Clara data centers in a taxable transaction prior to or on December 31,             , referred to as the protected period, (2) cause or permit any transaction that results in the disposition by Mr. Williams or his affiliates and family members who own OP units of all or any portion of their interests in the operating partnership in a taxable transaction during the protected period or (3) fail prior to the expiration of the protected period to maintain approximately $         million of indebtedness that would be allocable to Mr. Williams and his affiliates for tax purposes or, alternatively, fail to offer Mr. Williams and his affiliates and family members who own OP units the opportunity to guarantee specific types of the operating partnership’s indebtedness in order to enable them to continue to defer certain tax liabilities, we will indemnify Mr. Williams and his affiliates and family members who own OP units against certain resulting tax liabilities. Therefore, although it may be in our stockholders’ best interest that we sell, exchange, transfer, convey or otherwise dispose of one of these properties, it may be economically prohibitive for us to do so during the protected period because of these indemnity obligations. Moreover, these obligations may require us to maintain more or different indebtedness than we would otherwise require for our business. As a result, the tax protection agreement will, during its term, restrict our ability to take actions or make decisions that otherwise would be in our best interests. As of March 31, 2013, our Atlanta Metro, Suwanee and Santa Clara data centers represented approximately 76% of our annualized rent.

Our charter and Maryland law contain provisions that may delay, defer or prevent a change in control of our company, even if such a change in control may be in your interest, and as a result may depress our common stock price.

The stock ownership limit imposed by the Code for REITs and imposed by our charter may restrict our business combination opportunities that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) at any time during the last half of each taxable year following our first year. Our charter, with certain exceptions, authorizes our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may actually or constructively own more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, or     % of the aggregate of the outstanding shares of our preferred stock by value or by number of shares, whichever is more restrictive. However, certain entities that are defined as designated investment entities in our charter, which generally includes pension funds, mutual funds and certain investment management companies, are permitted to own up to 9.8% of the aggregate of the outstanding shares of our common stock or preferred stock, so long as each beneficial owner of the shares owned by such designated investment entity would satisfy the     % ownership limit if those beneficial owners owned directly their proportionate share of the common stock owned by the designated investment entity.

In addition, our charter provides an excepted holder limit that allows Chad L. Williams, his family members and entities owned by or for the benefit of them, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by Chad L. Williams, his family members and certain entities controlled by them, as a group, to own more than     % of the aggregate of the outstanding shares of our common stock, so long as, under the applicable tax attribution rules, no one such excepted holder treated as an individual would hold more than     % of the aggregate of the outstanding shares of our common stock, no two such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no three such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no four such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock and no five such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock. Currently, Chad L. Williams would be attributed all of the shares of common stock owned by each such other excepted holder and, accordingly, the Williams excepted holders as a group would not be allowed to own in excess of     % of the

aggregate of the outstanding shares of our common stock. If at a later time, there were not one excepted holder that would be attributed all of the shares owned by such excepted holders as a group, the excepted holder limit as applied to the Williams group would not permit each such excepted holder to own     % of the aggregate of the outstanding shares of our common stock. Rather, the excepted holder limit as applied to the Williams group would prevent two or more such excepted holders who are treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common stock than the maximum amount of shares that could be owned by any one such excepted holder (    %), plus the maximum amount of shares of common stock that could be owned by any one or more other individual common stockholders who are not excepted holders (    %).

Our charter also provides an excepted holder limit that allows General Atlantic, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by General Atlantic, as a group, to own more than     % of the aggregate of the outstanding shares of our common stock, so long as, under the applicable tax attribution rules, no one such excepted holder treated as an individual would hold more than     % of the aggregate of the outstanding shares of our common stock, no two such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no three such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no four such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, and no five such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock. Currently, there are more than five excepted holders who would be attributed all of the shares of common stock owned by General Atlantic. Therefore, the excepted holder limit as applied to the General Atlantic group would prevent five such excepted holders who are treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common stock than the maximum amount of shares that could be owned by any one such excepted holder (     %), plus the maximum amount of shares that could be owned by any four other individual stockholders who are not excepted holders (     %).

Our board of directors may, in its sole discretion, grant other exemptions to the stock ownership limits, subject to such conditions and the receipt by our board of directors of certain representations and undertakings. We also intend to grant General Atlantic an exception from our ownership limit prior to or simultaneously with completion of this offering. In addition to these ownership limits, our charter also prohibits any person from (a) beneficially or constructively owning, as determined by applying certain attribution rules of the Code, our stock that would result in us being “closely held” under Section 856(h) of the Code or that would otherwise cause us to fail to qualify as a REIT, (b) transferring stock if such transfer would result in our stock being owned by fewer than 100 persons, (c) beneficially or constructively owning shares of our capital stock that would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (d) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. The ownership limits imposed under the Code are based upon direct or indirect ownership by “individuals,” but only during the last half of a tax year. The ownership limits contained in our charter key off of the ownership at any time by any “person,” which term includes entities. These ownership limitations in our charter are common in REIT charters and are intended to provide added assurance of compliance with the tax law requirements, and to minimize administrative burdens. However, the ownership limits on our common stock also might delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our authorized but unissued shares of common and preferred stock may prevent a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. Our charter authorizes us to issue additional shares of common and preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of shares of our common stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares; provided that our board of directors may not amend our charter to increase the aggregate number of shares of Class B common stock that we have the authority to issue or reclassify any shares of our capital stock as Class B common stock without stockholder approval. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. In addition, any preferred stock that we issue would rank senior to our common stock with respect to the payment of distributions and other amounts (including upon liquidation), in which case we could not pay any distributions on our common stock until full distributions have been paid with respect to such preferred stock.

Certain provisions of Maryland law could inhibit a change in control of our company. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. Our board of directors may elect to become subject to the “business combination” provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of our thenoutstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then-outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock; and (2) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and an interested stockholder, unless our board in the future alters or repeals this resolution. We cannot assure that you that our board of directors will not determine to become subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to adopt certain provisions, some of which (for example, a classified board) we do not yet have, that may have the effect of limiting or precluding a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of our company under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. For example, our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws.”

Certain provisions in the partnership agreement of our operating partnership may delay, defer or prevent unsolicited acquisitions of us or changes in our control. Provisions in the partnership agreement of our operating partnership may delay, defer or prevent unsolicited acquisitions of us or changes in our control. These provisions include, among others:

•	redemption rights of qualifying parties;

•	a requirement that we may not be removed as the general partner of the operating partnership without our consent;

•	transfer restrictions on our OP units;

•	our ability, as general partner, in some cases, to amend the partnership agreement without the consent of the limited partners; and

•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable.

Our charter and bylaws, the partnership agreement of our operating partnership and Maryland law also contain other provisions that may delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests. See “Description of the Partnership Agreement of QualityTech, LP—Transfers” and “Material Provisions of Maryland Law and of Our Charter and Bylaws—Removal of Directors,” “—Control Share Acquisitions,” “—Advance Notice of Director Nominations and New Business.”

Our Chairman and Chief Executive Officer has outside business interests that could require time and attention and may interfere with his ability to devote time to our business.

Chad L. Williams, our Chairman and Chief Executive Officer, has outside business interests that are not being contributed to our company which could require his time and attention. These interests include the ownership of our Overland Park, Kansas facility, at which our corporate headquarters is also located (which is leased to us), and certain office and other properties and certain other non-real estate business ventures. Mr. Williams’ employment agreement requires that he devote substantially all of his time to our company. However, Mr. Williams may have fiduciary obligations associated with these business interests that interfere with his ability to devote time to our business and that could have a material adverse effect on us.

We are a holding company with no direct operations and will rely on distributions received from our operating partnership to make distributions to our stockholders.

We are a holding company and conduct all of our operations through our operating partnership. We do not have, apart from our general and limited partnership interest in the operating partnership, any independent operations. As a result, we will rely on distributions from our operating partnership to make any distributions to our stockholders we might declare on our common stock and to meet any of our obligations, including tax liability on taxable income allocated to us from our operating partnership (which might not make distributions to our company equal to the tax on such allocated taxable income). The ability of subsidiaries of the operating partnership to make distributions to the operating partnership, and the ability of our operating partnership to make distributions to us in turn, will depend on their operating results and on the terms of any financing arrangements they have entered into. Such financing arrangements may contain lockbox arrangements, reserve requirements, covenants and other provisions that prohibit or otherwise restrict the distribution of funds, including upon default thereunder. In addition, because we are a holding company, your claims as common stockholders of our company will be structurally subordinated to all existing and future liabilities and other obligations (whether or not for borrowed money) and any preferred equity of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be able to satisfy the claims of our common stockholders only after all of our and our operating partnership’s and its subsidiaries’ liabilities and other obligations and any preferred equity have been paid in full.

After giving effect to this offering, we will own approximately     % of limited partnership interests in our operating partnership (    % of the interests, if the underwriters’ option to purchase additional shares is exercised in full). Our operating partnership may, in connection with our acquisition of additional properties or otherwise, issue additional OP units to third parties. Such issuances would reduce our ownership in our operating partnership. Because you will not directly own OP units, you will not have any voting rights with respect to any such issuances or other partnership level activities of the operating partnership.

Our formation transactions were not negotiated in arm’s length transactions, and the value received by GA REIT and
Mr. Williams as a result of the formation transactions and this offering may exceed the fair market value of the assets they originally contributed to our operating partnership.

The value received by GA REIT and Chad L. Williams as a result of the formation transactions and this offering, and the percentage of our company that they will own following the completion of this offering, was not negotiated on an arm’s length basis. Further, the value of their interests in us will increase or decrease if the market price of our common stock increases or decreases. Therefore, the value of the interests that GA REIT and Mr. Williams will own in our company may exceed the fair market value of the assets they originally contributed to our operating partnership.

Conflicts of interest exist or could arise in the future with holders of OP units, which may impede business decisions that could benefit our stockholders.

Conflicts of interest exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as general partner, have fiduciary duties to our operating partnership and to its limited partners under Maryland law in connection with the management of our operating partnership. Our duties as general partner to our operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders. These conflicts may be resolved in a manner that is not in the best interest of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we and our officers, directors, agents and employees will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we or such officer, director, agent or employee acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, directors, agents, employees and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was committed in bad faith, was fraudulent or was the result of active and deliberate dishonesty, (2) the indemnified party received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. The provisions of Maryland law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect were it not for the partnership agreement.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit our stockholders’ recourse in the event of actions not in our stockholders’ best interests.

Under Maryland law generally, a director is required to perform his or her duties in good faith, in a manner he or she reasonably believes to be in the best interests of our company and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Under Maryland law, directors are presumed to have acted with this standard of care. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter obligates us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

Our board of directors may change our policies and practices and enter into new lines of business without a vote of our stockholders, which limits your control of our policies and practices and could have a material adverse effect on us.

Our major policies, including our policies and practices with respect to investments, financing, growth and capitalization, are determined by our board of directors. We may change these and other policies from time to time or enter into new lines of business, at any time, without the consent of our stockholders. Accordingly, our stockholders will have limited control over changes in our policies. These changes could result in our making investments and engaging in business activities that are different from, and possibly riskier than, the investments and business activities described in this prospectus. A change in our policies and procedures or our entry into new lines of business may increase our exposure to other risks or real estate market fluctuations and could have a material adverse effect on us.

Risks Related to this Offering

Following the repayment of certain indebtedness with the net proceeds of this offering, management will have broad discretion in the application of any remaining net proceeds, and we may not use the proceeds effectively.

The net proceeds of this offering will be used to repay the promissory note secured by our Dallas facility and certain amounts outstanding under our unsecured revolving credit facility, and any remaining net proceeds may be used for other purposes, including to fund ongoing development costs and future acquisitions. We have not identified specific acquisitions for which we may use the remaining balance of the net proceeds of this offering. While we expect to apply any remaining net proceeds in a manner consistent with our business plan and acquisition strategies, we may not be able to identify, acquire, and successfully manage or otherwise exploit new investment opportunities, and we cannot assure you that the net proceeds so applied will result in any improvement in our business. Therefore, you will be unable to evaluate the allocation of this portion of the net proceeds from this offering or the economic merits of any redevelopment projects, acquisitions or other uses of such proceeds before making an investment decision to purchase our common stock.

Our cash available for distribution to stockholders may not be sufficient to pay distributions at expected or REIT-required levels, or at all, and we may need to borrow or rely on other third-party capital in order to make such distributions, as to which no assurance can be given, which could cause the market price of our common stock to decline significantly.

We intend to pay regular quarterly distributions to our stockholders and have targeted an initial distribution rate based upon our estimate of our annualized cash flow that will be available for distribution. No assurance can be given that our estimated cash available for distribution to our stockholders will be accurate or that our actual cash available for distribution to our stockholders will be sufficient to pay distributions to them at any expected or REIT-required level or at any particular yield, or at all. Accordingly, we may need to borrow or rely on other third-party capital to make distributions to our stockholders, and such third-party capital may not be available to us on favorable terms or at all. As a result, we may not be able to pay distributions to our stockholders in the future. Our failure to pay any such distributions or to pay distributions that fail to meet our stockholders’ expectations from time to time or the distribution requirements for a REIT could cause the market price of our common stock to decline significantly. All distributions will be made at the discretion of our board of directors and will depend on our historical and projected results of operations, liquidity and financial condition, our REIT qualification, our debt service requirements, operating expenses and capital expenditures, prohibitions and other restrictions under financing arrangements and applicable law and other factors as our board of directors may deem relevant from time to time. In addition, we may pay distributions some or all of which may constitute a return of capital. To the extent that we decide to make distributions in excess of our current and accumulated earnings and profits, such distributions would generally be considered a return of capital for federal income tax purposes to the extent of the holder’s adjusted tax basis in its shares. A return of capital is not taxable, but it has the effect of reducing the holder’s adjusted tax basis in its investment. To the extent that distributions exceed the adjusted tax basis of a holder’s shares, they will be treated as gain from the sale or exchange of such shares. See “U.S. Federal Income Tax Considerations—Taxation of Holders of Stock.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Future issuances or sales of our common stock, or the perception of the possibility of such issuances or sales, may depress the market price of our common stock.

We cannot predict the effect, if any, of our future issuances or sales of our common stock or OP units, or future resales of our common stock or OP units by existing holders, or the perception of such issuances, sales or resales, on the market price of our common stock. Any such future issuances, sales or resales, or the perception that such issuances, sales or resales might occur, could depress the market price of our common stock and also may make it more difficult and costly for us to sell equity or equity-related securities in the future at a time and upon terms that we deem desirable.

Upon completion of this offering, we will have                  shares of our Class A common stock outstanding. In addition, upon the completion of this offering, we will have                  shares of our Class B common stock and              OP units outstanding (each of which may, and in certain cases must, exchange into shares of Class A common stock on a one-for-one basis). Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional shares of common stock and preferred stock on the terms and for the consideration it deems appropriate.

We and our officers and directors and the Selling Stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our Class A common stock (including Class B common stock and OP units) during the period from the date of this prospectus continuing through the date      days after the date of this prospectus, except with the prior written consent of the representatives. If the restrictions under the lock-up arrangements expire or are waived, the related shares of common stock will be available for sale or resale, as the case may be, and such sales or resales, or the perception of such sales or resales, could depress the market price for our common stock. Accordingly, you should not rely upon such lock-up agreements to limit the number of shares of our common stock sold into the market.

In addition to the restricted stock granted to our directors, executive officers and other employees under our equity incentive plan in connection with this offering, in the future we may issue shares of our common stock and securities convertible into, or exchangeable or exercisable for, our common stock under our equity incentive plan. We intend to file with the SEC a registration statement on Form S-8 covering the common stock issuable under our equity incentive plan. Shares of our common stock covered by such registration statement will be eligible for transfer or resale without restriction under the Securities Act, unless held by affiliates. We also may issue from time to time additional shares of our common stock or OP units in connection with acquisitions and may grant registration rights in connection with such issuances pursuant to which we would agree to register the resale of such securities under the Securities Act. In addition, we have granted registration rights to General Atlantic, Chad L. Williams, our Chairman and Chief Executive Officer, and others with respect to shares of common stock owned by them or to be received by them in connection with our formation transactions or upon redemption of OP units held by them. The market price of our common stock may decline significantly upon the registration of additional shares of our common stock pursuant to registration rights granted in our formation transactions, see “Certain Relationships and Related Party Transactions—Registration Rights” or future issuances of equity in connection with acquisitions or our equity incentive plan.

Future issuances of debt securities, which would rank senior to our common stock upon our liquidation, and future issuances of equity securities (including OP units), which would dilute the holdings of our existing common stockholders and may be senior to our common stock for the purposes of making distributions, periodically or upon liquidation, may negatively affect the market price of our common stock.

In the future, we may issue debt or equity securities or incur other borrowings. Upon our liquidation, holders of our debt securities and other loans and preferred stock will receive a distribution of our available assets before common stockholders. If we incur debt in the future, our future interest costs could increase and adversely affect our results of operations and liquidity.

We are not required to offer any additional equity securities to existing common stockholders on a preemptive basis. Therefore, additional common stock issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances, or the perception of such issuances, may reduce the market price of our common stock. Our preferred stock, if issued, would likely have a preference on distribution payments, periodically or upon liquidation, which could eliminate or otherwise limit our ability to make distributions to common stockholders. Because our decision to issue debt or equity securities or incur other borrowings in the future will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing, nature or success of our future capital-raising efforts. Thus, common stockholders bear the risk that our future issuances of debt or equity securities or our incurrence of other borrowings will negatively affect the market price of our common stock.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and decline significantly.

If you purchase common stock in this offering, you will experience immediate and substantial dilution.

We expect the initial public offering price of our common stock to be higher than the pro forma net tangible book value per share of our outstanding common stock. Accordingly, if you purchase common stock in this offering, you will experience immediate dilution of approximately $         in the pro forma net tangible book value per share of common stock. This means that investors who purchase common stock in this offering will pay a price per share that exceeds the per share pro forma book value of our tangible assets after subtracting our liabilities.

There is currently no public market for our common stock and an active trading market for our common stock may never develop or, if one develops, be sustained following this offering.

Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or, if one develops, be sustained, which may adversely affect your ability to sell your common stock at the timing and price desired and could depress the market price of your common stock. In addition, the initial public offering price will be determined through negotiations between us and the representatives of the underwriters and, accordingly, the market price of our common stock after this offering may trade below the initial public offering price in this offering.

The trading volume and market price of our common stock may be volatile and could decline significantly following this offering.

Even if an active trading market develops and is sustained for our common stock, the market price of our common stock may be volatile. The stock markets, including the NYSE, on which we expect to list our common stock, have experienced significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and could decline significantly after this offering, unrelated to our operating performance or prospects. The market price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and prospects and those of other similar companies;

•	actual or anticipated variations in our financial condition, liquidity, results of operations, FFO, NOI, EBITDA or MRR in the amount of distributions, if any, paid to our stockholders;

•	changes in our estimates or those of securities analysts relating to our earnings or other operating metrics;

•	publication of research reports about us, our significant customers, our competition, data center companies generally, the real estate industry or the technology industry;

•	additions or departures of key personnel;

•	the passage of legislation or other regulatory developments that adversely affect us or our industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to leverage we may incur or equity we may issue in the future;

•	actions by institutional stockholders;

•	actual or perceived accounting issues, including changes in accounting principles;

•	compliance with NYSE requirements;

•	our qualification and maintenance as a REIT;

•	terrorist acts;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus;

•	adverse developments in the creditworthiness, business or prospects of one or more of our significant customers; and

•	general market and economic conditions.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their common stock. This type of litigation, if brought against us, could result in substantial costs and divert our management’s attention and resources, which could have a material adverse effect on us.

Increases in market interest rates may cause prospective purchasers to seek higher distribution yields and therefore reduce demand for our common stock and result in a decline in the market price of our common stock.

The price of our common stock may be influenced by our distribution yield (i.e., the amount of our annual or annualized distributions, if any, as a percentage of the market price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently low relative to historical levels, may lead prospective purchasers and holders of our common stock to expect a higher distribution yield, which we may not be able, or may choose not, to satisfy. As a result, prospective purchasers may decide to purchase other securities rather than our common stock, which would reduce the demand for our common stock, and existing holders of our common stock may decide to sell their shares, either of which could result in a decline in the market price of our common stock.

 Affiliates of our underwriters may receive benefits in connection with this offering that create potential conflicts of interest.

Affiliates of each of the underwriters of this offering are lenders under our unsecured credit facility. To the extent that our operating partnership uses a portion of the net proceeds received by us from this offering to repay borrowings outstanding under our unsecured credit facility, such affiliates of our underwriters will receive their proportionate shares of any amount of our unsecured credit facility that is repaid with the net proceeds received by us from this offering. These transactions create potential conflicts of interest because the underwriters have an interest in the successful completion of this offering beyond the underwriting discounts and commissions they will receive. These interests may influence the decision regarding the terms and circumstances under which the offering is completed.

Risks Related to Our Status as a REIT

If we do not qualify as a REIT, or fail to remain qualified as a REIT, we will be subject to federal income tax as a regular corporation and could face significant tax liability, which would reduce the amount of cash available for distribution to our stockholders and could have a material adverse effect on us.

We intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes under the Code commencing with our taxable year ending December 31, 2013. We have received an opinion of our special REIT tax counsel, Hogan Lovells, with respect to our qualification as a REIT in connection with this offering of common stock. Investors should be aware, however, that opinions of counsel are not binding on the IRS or any court. The opinion of Hogan Lovells represents only the view of Hogan Lovells based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the values of our assets and the sources of our income. The opinion is expressed as of the date issued. Hogan Lovells will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law. Furthermore, both the validity of the opinion of Hogan Lovells and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Hogan Lovells. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals.

Although we have requested a private letter ruling from the Internal Revenue Service, or IRS, in respect of certain limited matters, as further described below under “U.S. Federal Income Tax Considerations,” we have not requested and do not plan to request a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT, and the statements in this prospectus are not binding on the IRS, or any court. If we lose our REIT status, we will face serious tax consequences that would substantially reduce our cash available for distribution to our stockholders and our business operations in general for each of the years involved because:

•

we would not be allowed a deduction for distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates and, therefore, would have to pay significant income taxes;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year during which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders, and all distributions to stockholders will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT also could impair our ability to execute our business and growth strategies and could have a material adverse effect on us and depress the market price of our common stock.

Qualifying as a REIT involves highly technical and complex provisions of the Code and therefore, in certain circumstances, may be subject to uncertainty.

In order to qualify as a REIT, we must satisfy a number of requirements, including requirements regarding the composition of our assets, the sources of our income and the diversity of our share ownership. Also, we must make distributions to stockholders aggregating annually at least 90% of our “REIT taxable income” (determined without regard to the dividends paid deduction and excluding net capital gain). Compliance with these requirements and all other requirements for qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable Treasury regulations that have been promulgated under the Code is greater in the case of a REIT that, like us, holds its assets through a partnership and conducts significant business operations through a taxable REIT subsidiary. Even a technical or inadvertent mistake could jeopardize our REIT status. In addition, the determination of various factual matters and circumstances relevant to REIT qualification is not entirely within our control and may affect our ability to qualify as a REIT. Accordingly, we cannot be certain that our organization and operation will enable us to qualify as a REIT for federal income tax purposes.

Even if we qualify as a REIT, we will be subject to some taxes that will reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. Any of these taxes would decrease cash available for the payment of our debt obligations and distributions to stockholders. Quality Technology Services Holding, LLC, our taxable REIT subsidiary, and certain of its subsidiaries will be subject to federal corporate income tax on their net taxable income, if any, which is initially expected to consist of the revenues mainly derived from providing technical services on a contract basis to our customers.

Moreover, if we have net income from “prohibited transactions,” that income will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions by us and not by our taxable REIT subsidiary of property held primarily for sale to customers in the ordinary course of business. The determination as to whether a particular sale is a prohibited transaction depends on the facts and circumstances related to that sale. The need to avoid prohibited transactions could cause us to forgo or defer sales of properties that our operating partnership and the entities that held our acquired properties otherwise would have sold or that might otherwise be in our best interest to sell.

If the structural components of our properties were not treated as real property for purposes of the REIT qualification requirements, we could fail to qualify as a REIT, which could have a material adverse effect on us.

A significant portion of the value of our properties is attributable to structural components related to the provision of electricity, heating ventilation and air conditioning, humidification regulation, security and fire protection, and telecommunication services. If rent attributable to personal property leased in connection with a lease of real property is significant, the portion of total rent that is attributable to the personal property will not be qualifying income for purposes of the REIT income tests. Therefore, if our structural components are determined not to constitute real property for purposes of the REIT qualification requirements, we could fail to qualify as a REIT, which could have a material adverse effect on us and depress the market price of our common stock.

To maintain our REIT status, we may be forced to seek third-party capital during unfavorable market conditions.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our “REIT taxable income” (determined without regard to the dividends paid deduction and excluding net capital gain) each year, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our “REIT taxable income” each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to seek third-party capital to meet the REIT distribution requirements even if the then-prevailing market conditions are not favorable. These capital needs could result from differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, which could depress the market price of our common stock if it is perceived as a less attractive investment.

The American Taxpayer Relief Act of 2012, or ATRA, was enacted on January 3, 2013. Under ATRA, for taxable years beginning after 2012, for non-corporate taxpayers, the maximum rate applicable to “qualified dividend income” paid by regular “C” corporations to U.S. stockholders generally is 20%. Dividends payable by REITs, however, generally are not eligible for the current reduced rate, except to the extent that certain holding requirements have been met and a REIT’s dividends are attributable to dividends received by a REIT from taxable corporations (such as a REIT’s taxable REIT subsidiaries), to income that was subject to tax at the REIT/corporate level, or to dividends properly designated by the REIT as “capital gains dividends.” Although ATRA does not adversely affect the taxation of REITs or dividends payable by REITs, it could cause non-corporate taxpayers to perceive investments in REITs to be relatively less attractive than investments in the stocks of regular “C” corporations that pay dividends, which could depress the market price of the stock of REITs, including our common stock.

Complying with REIT requirements may cause us to liquidate or forgo otherwise attractive investment opportunities.

To qualify as a REIT, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs. See “U.S. Federal Income Tax Considerations.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forgo otherwise attractive investment opportunities. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In addition to the asset tests set forth above, to qualify as a REIT we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our stock. We may be unable to pursue investment opportunities that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Any income from a hedging transaction that we enter into to manage the risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. See “U.S. Federal Income Tax Considerations.” As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the TRS.

If our OP fails to qualify as a partnership for federal income tax purposes, we would fail to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership is organized and will be operated in a manner so as to be treated as a partnership, and not an association or publicly traded partnership taxable as a corporation for federal income tax purposes. As a partnership, it will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated that partner’s share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of our operating partnership to qualify as a partnership would cause it to become subject to federal corporate income tax, which would reduce significantly the amount of its cash available for debt service and for distribution to its partners, including us.

We will have a carryover tax basis on certain of our assets as a result of the formation transactions, and the amount that we have to distribute to stockholders therefore may be higher.

As a result of the tax-free merger of GA REIT with and into us, certain of our operating properties, including Atlanta Metro, Suwanee, Richmond, Santa Clara, Miami and Wichita, will have carryover tax bases that are lower than the fair market values of these properties at the time of this offering. As a result of this lower aggregate tax basis, we will recognize higher taxable gain upon the sale of these assets, and we will be entitled to lower depreciation deductions on these assets than if we had purchased these properties in taxable transactions at the time of this offering. Lower depreciation deductions and increased gains on sales generally will increase the amount of our required distribution under the REIT rules, and will decrease the portion of any distribution that otherwise would have been treated as a “return of capital” distribution.

 As a result of our formation transactions, our TRS may be limited in using certain tax benefits and, consequently, may have greater taxable income.

If a corporation undergoes an “ownership change” within the meaning of Section 382 of the Code and the Treasury Regulations thereunder, such corporation’s ability to use net operating losses, or NOLs, generated prior to the time of that ownership change may be limited. To the extent the affected corporation’s ability to use NOLs is limited, such corporation’s taxable income may increase. As of March 31, 2013, we had approximately $14.9 million of NOLs (all of which are attributable to our TRS) that will begin to expire in 2029 if not utilized. In general, an ownership change occurs if one or more large stockholders, known as “5% stockholders,” including groups of stockholders that may be aggregated and treated as a single 5% stockholder, increase their aggregate percentage interest in a corporation by more than 50% over their lowest ownership percentage during the preceding three-year period. We believe that the formation transactions will cause an ownership change within the meaning of Section 382 of the Code with respect to our TRS. Accordingly, to the extent our TRS has taxable income in future years, its ability to use NOLs incurred prior to our formation transactions in such future years will be limited, and it will have greater taxable income as a result of such limitation.

Legislative or other actions affecting REITs could materially and adversely affect us and our investors.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. Changes to the tax laws, with or without retroactive application, could materially and adversely affect us and our investors. We cannot predict how changes in the tax laws might affect us or our investors. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify as a REIT or the federal income tax consequences of such qualification.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions are forward-looking statements. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “pro forma,” “estimates,” “predicts,” or “potential” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this prospectus reflect our current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

•	adverse economic or real estate developments in our markets or the technology industry;

•	national and local economic conditions;

•	difficulties in identifying properties to acquire and completing acquisitions;

•	our failure to successfully develop, redevelop and operate acquired properties and operations;

•	significant increases in construction and development costs;

•	the increasingly competitive environment in which we operate;

•	defaults on or non-renewal of leases by customers;

•	increased interest rates and operating costs, including increased energy costs;

•	financing risks, including our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	dependence on third parties to provide Internet, telecommunications and network connectivity to our data centers;

•	our failure to qualify and maintain our qualification as a REIT;

•	environmental uncertainties and risks related to natural disasters;

•	financial market fluctuations; and

•	changes in real estate and zoning laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause our future results to differ materially from any forward-looking statements, see the section above entitled “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting the underwriting discounts and commissions and estimated expenses of the offering payable by us, will be approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional shares in full), based on an assumed initial public offering price of $         per share, which is the mid-point of the range set forth on the front cover of this prospectus.

We intend to contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units. The operating partnership intends to use the net proceeds as follows:

•	approximately $10.3 million to repay amounts outstanding under the promissory note secured by our Dallas facility;

•	approximately $ million to repay amounts outstanding under our unsecured revolving credit facility; and

•	the remaining balance to fund ongoing redevelopment costs, to fund future acquisitions and for general corporate purposes.

Pending application of the cash proceeds, we will invest the net proceeds in interest-bearing accounts and short-term, interest-bearing securities, which are consistent with our intention to qualify for taxation as a REIT.

As of May 1, 2013, we had approximately $10.3 million outstanding under the promissory note secured by our Dallas facility. The promissory note matures on December 31, 2013, but must be repaid within seven business days of the closing of this offering if we raise more than $100 million. The promissory note requires interest-only payments of 5% on a quarterly basis. On the repayment date, interest will be calculated as the difference between an escalating rate of between 5% and 10%, depending on the repayment date, less the aggregate amount of prior quarterly payments. Assuming the loan is paid on             , 2013, the promissory note bears interest at a rate of     %.

As of May 1, 2013, we had approximately $220 million outstanding under our unsecured revolving credit facility. The unsecured revolving credit facility matures on May 1, 2017 (which maturity may be extended for an additional one year at our option subject to certain conditions). Amounts outstanding under our unsecured revolving credit facility bear interest at a variable rate equal to, at our election, LIBOR or a base rate, plus a spread that will range, depending upon our leverage ratio, from 2.10% to 2.85% for LIBOR rate loans or 1.10% to 1.85% for base rate loans, and bore interest at a rate of     % as of             , 2013. See “Underwriting.”

Affiliates of each of the underwriters of this offering are lenders under our unsecured credit facility. As described above, our operating partnership intends to use a portion of the net proceeds to repay borrowings outstanding under our unsecured revolving credit facility. As such, these affiliates will receive their proportionate shares of any amount of our unsecured revolving credit facility that is repaid with the net proceeds of this offering. See “Underwriting.” The repayment of amounts outstanding under our unsecured revolving credit facility will not affect the commitments of these affiliates of the underwriters to fund future amounts thereunder in accordance with the terms of the facility.

We will not receive any proceeds from the sale of our Class A common stock by the Selling Stockholder.

DISTRIBUTION POLICY

To satisfy the requirements to qualify as a REIT, and to avoid paying tax on our income, we intend to make regular quarterly distributions of all, or substantially all, of our REIT taxable income (excluding net capital gains) to our stockholders. We intend to make a pro rata initial distribution with respect to the period commencing on the completion of this offering and ending             , 2013, based on a distribution of $         per share for a full quarter. On an annualized basis, this would be $         per share, or an annual distribution rate of approximately     % based on an assumed initial public offering price at the mid-point of the price range indicated on the cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately     % of estimated cash available for distribution to our common stockholders for the 12- month period ending March 31, 2014. We do not plan to reduce our intended initial annual distribution rate if the underwriters exercise their option to purchase additional shares of Class A common stock. Furthermore, we plan to maintain this rate for the 12-month period following completion of this offering unless circumstances change materially.

Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12-month period ending March 31, 2014, which we have calculated based on adjustments to our pro forma income from continuing operations for the 12 months ended March 31, 2013 (after giving effect to this offering). This estimate was based on the pro forma operating results and does not take into account our business and growth strategies, nor does it take into account any unanticipated expenditures we may have to make or any financings to fund such expenditures. In estimating our cash available for distribution for the 12 months ending March 31, 2014, we have made certain assumptions as reflected in the table and footnotes below.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition and other activities, other than recurring capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Any such investing and/or financing activities may materially and adversely affect our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations, EBITDA, NOI, FFO, liquidity or financial condition and have estimated cash available for distribution for the sole purpose of determining our estimated initial annual distribution amount. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions.

No assurance can be given that our estimated cash available for distribution to our stockholders will be accurate or that our actual cash available for distribution to our stockholders will be sufficient to pay distributions to them at any expected or REIT-required level or at any particular yield, or at all. Accordingly, we may need to borrow or rely on other third-party capital to make distributions to our stockholders, and such third-party capital may not be available to us on favorable terms or at all. As a result, we may not be able to pay distributions to our common stockholders in the future. In addition, our preferred stock, if issued, would likely have a preference on distribution payments. All distributions will be made at the discretion of our board of directors and will depend on our historical and projected results of operations, liquidity and financial condition, our REIT qualification, our debt service requirements, operating expenses and capital expenditures, prohibitions and other restrictions under financing arrangements and applicable law and other factors as our board of directors may deem relevant from time to time. If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a taxable U.S. stockholder under current U.S. federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock, but rather will reduce the adjusted basis of the common stock. In that case, the gain (or loss) recognized on the sale of those common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a taxable U.S. stockholder’s adjusted tax basis in his or her common stock, they generally will be treated as a gain realized from the taxable disposition of those shares. The percentage of our distributions to our stockholders that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “U.S. Federal Income Tax Considerations.”

Our unsecured credit facility and Richmond credit facility contain provisions that may limit our ability to make distributions to our stockholders. These facilities generally provide that if a default occurs and is continuing, we will be precluded from making distributions on our common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default does not arise from a payment default or event of insolvency) and lenders under the facility and, potentially, other indebtedness, could accelerate the maturity of the related indebtedness. In addition, these facilities also contain covenants providing for a maximum distribution of the greater of (i) 95% of our Funds from Operations (as defined in such agreement) and (ii) the amount required for us to qualify as a REIT.

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income, including capital gains. For more information, please see “U.S. Federal Income Tax Considerations.” We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs and the amount necessary to avoid the payment of tax on undistributed income. However, under some circumstances, we may be required to make distributions in excess of cash available for distribution in order to meet these distribution requirements and we may need to borrow funds to make certain distributions.

The following table describes our pro forma income from continuing operations for the year ended December 31, 2012, and the adjustments we have made thereto in order to estimate our initial cash available for distribution for the 12 months ending March 31, 2014 (amounts in thousands except share data, per share data, square footage data and percentages):

Pro forma income (loss) from continuing operations for the 12 months ended December 31, 2012	$
Less: Pro forma income (loss) from continuing operations for the three months ended March 31, 2012
Add: Pro forma income (loss) from continuing operations for the three months ended March 31, 2013
Pro forma income (loss) from continuing operations for the 12 months ended March 31, 2013	$
Add: Pro forma depreciation and amortization(1)
Add: Net increases in contractual rental income during the 12 months ended March 31, 2013(2)
Add: Net increases in contractual rental income during the 12 months ending March 31, 2014(3)
Less: Net decreases in contractual rental income due to lease expirations, assuming rental churn based on historical data(4)
Less: Net effects of straight line rents and fair market value adjustments to customer leases(5)
Add: Non-cash compensation expense(6)
Add: Amortization of deferred debt financing costs(7)
Estimated cash flow from operating activities for the 12 months ending March 31, 2014	$
Estimated cash flows used in investing activities:
Less: Contractual obligations for customer improvements and leasing commissions(8)
Less: Estimated annual provision for recurring capital expenditures(9)
Total estimated cash flows used in investing activities	$
Estimated cash flows used in financing activities — scheduled principal amortization payments of capital and other long-term lease obligations(10)
Estimated cash available for distribution for the 12 months ending March 31, 2014	$
Our share of estimated cash available for distribution(11)
Non-controlling interests’ share of estimated cash available for distribution
Total estimated initial annual distributions to stockholders	$
Estimated initial annual distribution per share(12)	$
Payout ratio based on our share of estimated cash available for distribution(13)		%
(1) Pro forma depreciation and amortization for the 12 months ended December 31, 2012	$
Less: pro forma depreciation and amortization for the three months ended March 31, 2012	$
Add: pro forma depreciation and amortization for the three months ended March 31, 2013	$
Pro forma depreciation and amortization for the 12 months ended March 31, 2013	$

(2)	Represents net increases in contractual rental revenue from new leases, renewals and contractual rent increases, net of abatements, that were not in effect for the entire 12-month period ended March 31, 2013, based on leases entered into or that expired and were not renewed through March 31, 2013, less estimated variable expenses associated with such leases using our average NOI margin (excluding recoveries from customers) of % for the 12 months ended March 31, 2013:

Total net increases in contractual rental revenue during the 12 months ended March 31, 2013 due to leases that were not in effect for the entire 12 month period ended March 31, 2013	$
Average NOI margin (excluding recoveries from customers) for the 12 months ended March 31, 2013		%
Total estimated increase in contractual rental income during the 12 months ending March 31, 2014 due to leases that were not in effect for the entire 12-month period ended March 31, 2013	$

(3)	Represents net increases in contractual rental revenue from new leases, renewals and contractual rent increases, net of abatements, that will go into effect during the 12-month period ending March 31, 2014 from new leases entered into as of , 2013, less estimated variable expenses associated with such leases using our average NOI margin (excluding recoveries from customers) of % for the 12 months ending March 31, 2014:

Total net increases in contractual rental revenue that will go into effect during the 12-month period ending March 31, 2014 from new leases entered into as of , 2013	$
Average NOI margin (excluding recoveries from customers) for the 12 months ended March 31, 2013		%

Total estimated increase in contractual rental income during the 12 months ending March 31, 2014 due to increases in contractual rental revenue that will go into effect during the 12-month period ended March 31, 2014.

$

Contractual rental revenue to be recognized from new leases during the 12-month period ending March 31, 2014 is determined as follows:

Annualized contractual rental revenue from new leases entered into as of , 2013	$
Less: Annualized contractual rental revenue from leases entered into as of , 2013 that will not commence billing until after March 31, 2014	$
Less: Contractual rental revenue from leases entered into as of , 2013 not recognized in the 12-month period ending March 31, 2014 due to timing of commencement of billing	$
Contractual rental revenue to be recognized during the 12-month period ending March 31, 2014 from new leases	$

(4)	Represents estimated decreases in contractual rental revenue during the 12 months ending March 31, 2014 due to lease terminations and expirations, assuming a rental churn rate of % (which was our rental churn rate for the 12-month period ended March 31, 2013), less estimated variable expenses associated with such leases using our average NOI margin (excluding recoveries from tenants) of % for the 12-month period ended March 31, 2013.
(5)	Represents the conversion of estimated rental revenues for the 12 months ended March 31, 2013 from a straight-line basis, which includes amortization of lease intangibles, to cash basis recognition.
(6)	Represents pro forma non-cash compensation expense related to the vesting of incentive awards granted under our 2013 Equity Incentive Plan.
(7)	Represents pro forma non-cash amortization of financing costs for the 12 months ended March 31, 2013.
(8)	Reflects contractual leasing commissions for the 12 months ending March 31, 2014 based on new and renewal leases entered into through , 2013.
(9)	For the 12 months ending March 31, 2014, our estimate of the costs of recurring capital expenditures (excluding customer improvements and leasing commissions) is approximately $ million, based on the average annual capital expenditures cost of $ per net rentable square foot incurred during 2010, 2011 and 2012 and for the three months ended March 31, 2013, multiplied by the average total operating NRSF in our portfolio during the period. The following table sets forth certain information regarding historical recurring capital expenditures at the properties in our portfolio through March 31, 2013:

	Year Ended December 31,			Three Months Ended March 31,	Weighted Average January 1, 2010 - March 31, 2013
	2010	2011	2012	2013
Recurring capital expenditures (excluding customer improvements and leasing commissions)	$	$	$	$	$
Average total operating NRSF during period

Total estimated recurring capital expenditures per square foot	$	$	$	$	$

(10)	Represents scheduled amortization payments of capital lease obligations and other long-term lease obligations due during the 12 months ending March 31, 2014.
(11)	Represents our share of estimated cash available for distribution and estimated initial annual cash distributions to our stockholders is based on an estimated approximate % aggregate partnership interest in our operating partnership.
(12)	Based on a total of shares of Class A common stock to be outstanding after this offering, consisting of shares to be sold in this offering (assuming no exercise of the underwriters’ option to purchase additional shares), shares of common stock issued to our continuing investors in connection with our formation transactions, restricted shares of common stock to be issued to certain of our directors, executive officers and employees upon completion of this offering and shares of Class B common stock issued in connection with our formation transactions.
(13)	Calculated as an estimated initial annual distribution per share divided by our share of estimated cash available for distribution per share for the 12 months ending March 31, 2014.

CAPITALIZATION

The following table sets forth the historical capitalization of our predecessor as of March 31, 2013 and our capitalization as of March 31, 2013 on a pro forma basis, giving effect to (i) certain financing transactions our predecessor entered into subsequent to March 31, 2013, (ii) the formation transactions, (iii) this offering and (iv) the use of the net proceeds from this offering as described in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s consolidated financial statements and the notes to our predecessor’s financial statements appearing elsewhere in this prospectus.

	March 31, 2013
	Historical (unaudited)	Pro Forma
	($ in thousands except per share amounts)
Debt:
Mortgages notes payable	$180,780	$
Secured credit facility(1)	350,000		—
Unsecured revolving credit facility(2)	—
Unsecured term loan(3)	—
Capital lease obligations	2,328
Stockholders’ Equity:
Preferred shares, $0.01 par value per share, shares authorized, no shares issued and outstanding, as adjusted	—		—
Class A common stock, $0.01 par value per share, shares authorized and shares issued and outstanding, as adjusted(4)	—
Class B common stock, $0.01 par value per share, shares authorized and shares issued and outstanding, as adjusted(5)	—
Additional paid in capital	—
Partners’ capital	120,052		—

Total QTS Realty Trust, Inc. stockholders equity	—
Noncontrolling interest	—
Total equity	$120,052	$

Total capitalization	$653,160	$

(1)	The balance of the secured credit facility was repaid in full on May 1, 2013.
(2)	We entered into a new unsecured credit facility on May 1, 2013 that replaced our secured credit facility.
(3)	We entered into a new term loan on May 1, 2013 as part of our new unsecured credit facility.
(4)	Pro forma outstanding Class A common stock includes (i) shares of Class A common stock to be sold by us in this offering, (ii) shares of Class A common stock issued to our continuing investors in connection with our formation transactions and (iii) shares of Class A common stock (including restricted shares) to be issued upon completion of this offering to certain directors, executive officers and employees. Amount excludes (i) additional shares of Class A common stock issuable upon exercise of the underwriters’ option to purchase additional shares and (ii) additional shares of Class A common stock reserved for future issuance under our equity incentive plan, upon redemption of OP units and in exchange for Class B common stock.
(5)	Pro forma outstanding Class B common stock includes shares of Class B common stock issued in connection with our formation transactions.

DILUTION

Dilution After This Offering

Purchasers of our Class A common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our Class A common stock from the assumed initial public offering price at the mid-point of the price range set forth on the cover of this prospectus. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock, assuming the conversion of LTIP units into OP Units, the exchange of OP units into shares of our Class A common stock on a one-for-one basis and the conversion of shares of our Class B common stock into shares of our Class A common stock on a one-for-one basis. At March 31, 2013, our predecessor had a net tangible book value of approximately $         million, or a $         per share of common stock held by continuing investors. After giving effect to the sale of our common stock by us in this offering, the application of aggregate net proceeds received by us from the offering and completion of the formation transactions, the pro forma net tangible book value as of March 31, 2013 attributable to common stockholders would have been $         million, or $         per share of common stock. This amount represents an immediate increase in net tangible book value of $         per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $         per share from the public offering price of $         per share of common stock to our new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share at the mid-point of the price range set forth on the cover of this prospectus		$
Net tangible book value per share of our predecessor as of March 31, 2013, before the formation transactions and this offering(1)	$
Net increase in net tangible book value per share attributable to the formation transactions, but before this offering	$
Pro forma net tangible book value per share after the formation transactions, but before this offering	$
Increase in pro forma net tangible book value per share attributable to this offering(2)	$
Pro forma net tangible book value per share after the formation transactions and this offering(3)		$
Dilution in pro forma net tangible book value per share to new investors(4)		$

(1)	Net tangible book value is defined as total assets less intangible assets in accordance with GAAP. Net tangible book value per share of our predecessor as of March 31, 2013 before the formation transactions and this offering was determined by dividing the net tangible book value of our predecessor as of March 31, 2013 by the number of shares of common stock and OP units held by continuing investors immediately prior to this offering.
(2)	The increase in pro forma net tangible book value per share attributable to this offering was determined by subtracting the pro forma net tangible book value per share after the formation transactions, but before this offering, from the pro forma net tangible book value per share after the formation transactions and this offering.
(3)	The pro forma net tangible book value per share after the formation transactions and this offering was determined by dividing net tangible book value of approximately $ million by shares of common stock and OP units to be outstanding after this offering, which amount excludes the shares and the related proceeds that may be issued by us upon exercise of the underwriters’ option to purchase additional shares and additional common stock reserved for future issuance under our equity incentive plan.
(4)	The dilution in pro forma net tangible book value per share to new investors was determined by subtracting pro forma net tangible book value per share after the formation transactions and this offering from the assumed initial public offering price paid by a new investor for our common stock. For the purpose of calculating our predecessor’s pro forma book values, we have assumed that, as of March 31, 2013, the common stock and OP units to be issued as part of the formation transactions were outstanding as of such date.

Assuming the underwriters exercise their option to purchase additional shares of Class A common stock in full, our net tangible book value at March 31, 2013 would have been $         million, or $         per share of Class A common stock. This represents an immediate dilution in pro forma net tangible book value of $         per share of Class A common stock to our new investors.

Differences Between New Investors and Continuing Investors

The table below summarizes, as of March 31, 2013, on a pro forma basis after giving effect to the formation transactions, the related financing transactions and this offering, the differences between the number of shares of Class A common stock and OP Units to be received by the continuing investors in connection with the formation transactions and the new investors purchasing shares in this offering, the total consideration paid and the average price per share of Class A common stock or OP unit paid by the continuing investors in connection with the formation transactions and paid in cash by the new investors purchasing shares in this offering (based on the net tangible book value attributable to the existing investors in the formation transactions). In calculating the shares to be issued in this offering, we used an assumed initial public offering price of $         per share, which is the mid-point of the price range set forth on the front cover page of this prospectus.

	Class A Common Stock/ OP Units Issued/Granted			Pro Forma Net Tangible Book Value of Contribution / Cash(1)			Average Price Per Share
	Number	Percentage		Amount	Percentage
Continuing investors(2)			%	$		%	$
New investors			%			%	$

Total			%	$	100.0%

(1)	Represents pro forma net tangible book value as of March 31, 2013 of the initial operating properties after giving effect to the formation transactions, the related financing transactions and this offering (but prior to deducting the estimated costs of this offering).
(2)	Includes OP units to be issued in connection with the formation transactions and an aggregate of shares of Class A common stock to be granted to certain of our directors, executive officers and employees concurrently with the completion of this offering.

SELECTED FINANCIAL DATA

The following table sets forth selected financial data on an historical basis for QualityTech, LP, which is our predecessor. We have not presented historical data for QTS Realty Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with our initial capitalization and activity in connection with this offering. Accordingly, we do not believe that a discussion of the historical results of QTS Realty Trust, Inc. would be meaningful. Prior to or concurrently with the completion of this offering, we will consummate a series of transactions pursuant to which we will become the sole general partner and majority owner of our predecessor, which then will be our operating partnership, and thereby indirectly acquire the properties and data center business described in this prospectus. We refer to these transactions as our “formation transactions.” Substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units. For more information regarding our predecessor and the formation transactions, please see “Structure and Formation of Our Company.”

The historical financial data as of December 31, 2012 and 2011 and for each of the years ended December 31, 2012, 2011 and 2010 has been derived from our predecessor’s audited financial statements included elsewhere in this prospectus. The historical balance sheet as of December 31, 2010 has been derived from our predecessor’s audited financial statements not otherwise included in this prospectus. The historical financial data as of March 31, 2013 and for each of the three months ended March 31, 2013 and 2012 has been derived from our predecessor’s unaudited financial statements included elsewhere in this prospectus and includes all adjustments (consisting of only normal recurring adjustments) that management considers necessary to present fairly the information set forth therein. The historical financial data for our predecessor is not necessarily indicative of our results of operations, cash flows or financial condition following the completion of this offering and our formation transactions.

The unaudited pro forma condensed consolidated financial data for the year ended December 31, 2012 and as of and for the three months ended March 31, 2013 are presented as if this offering, the formation transactions, the acquisition of the Sacramento data center in December 2012 and the effect of certain financing transactions as described in the pro forma condensed consolidated financial statements included elsewhere in this prospectus had all occurred on March 31, 2013 for the pro forma condensed consolidated balance sheet and on January 1, 2012 for the pro forma condensed consolidated statement of operations. Our pro forma condensed consolidated financial data is not necessarily indicative of what our actual financial condition and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial condition or results of operations.

The following table sets forth selected financial and operating data on a pro forma and a consolidated historical basis for our predecessor. You should read the following selected financial data in conjunction with our pro forma financial statements, our predecessor’s historical consolidated financial statements, the combined statements of revenues and certain operating expenses of our Sacramento data center and, in each case, the related notes thereto, along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus.

	Three Months Ended March 31, (unaudited)			Year Ended December 31,
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012 (unaudited)	2012	2011	2010
Statement of Operations Data
Revenues:
Rental	$33,806	$33,806	$28,791	$131,135	$120,758	$104,051	$92,800
Recoveries from customers	2,866	2,866	2,206	10,613	9,294	12,154	12,506
Cloud and managed services	4,110	4,110	3,424	14,497	14,497	12,173	9,054
Other	716	716	222	1,385	1,210	2,018	5,795

Total revenues	41,498	41,498	34,643	157,630	145,759	130,396	120,155

Operating expenses

Property operating costs	14,408	14,408	13,115	56,993	51,506	57,900	60,408
Real estate taxes and insurance	1,113	1,113	763	4,304	3,632	2,621	2,378
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086
General and administrative	9,594	9,594	8,358	36,610	35,986	28,470	22,844
Transaction costs	—	—	—	897	897	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—

Total operating expenses	35,930	35,930	33,278	141,533	130,244	111,799	104,716

Operating income	5,568	5,568	1,365	16,097	15,515	18,597	15,439

Other income and expense:
Interest income	6	6	35	69	61	71	233
Interest expense	(1,836)	(6,550)	(6,102)	(8,527)	(25,140)	(19,713)	(23,502)
Other (expense) income	(1,098)	(1,098)	(1,434)	(1,153)	(1,151)	136	22,214

Income (loss) before gain on sale of real estate	2,640	(2,074)	(6,136)	6,486	(10,715)	(909)	14,384
Gain on sale of real estate	—	—	—	948	948	—	—

Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384

Other Data (unaudited)
FFO(1)	$12,248	$7,534	$742	$41,509	$20,253	$23,047	$31,771
Operating FFO(1)	13,346	8,632	5,160	46,824	25,568	13,900	2,456
Recognized MRR (in the period)(2)	36,338	36,338	30,508	141,151	128,533	108,942	98,832
MRR (at period end)(2)	12,221	12,221	10,700	11,857	11,857	9,898	9,138
NOI(3)	25,977	25,977	20,765	96,614	90,904	70,011	57,369
EBITDA(4)	15,285	15,285	7,682	55,330	50,244	44,898	56,739
Adjusted EBITDA(4)	16,758	16,758	12,501	60,416	55,330	42,306	34,857

	As of March 31, (unaudited)			As of December 31,
($ in thousands)	Pro Forma 2013	2013	2012	2012	2011	2010
Balance Sheet Data
Real estate at cost*	$791,110	$791,110	$588,774	$734,828	$555,586	$432,890
Real estate assets, net**	680,140	680,140	507,846	631,928	481,050	379,967
Total assets	772,857	731,556	552,409	685,443	521,056	412,964
Credit facility and mortgages payable	315,421	530,780	436,027	487,791	407,906	302,765

*	Reflects undepreciated cost of real estate assets and does not include real estate intangible assets acquired in connection with acquisitions.
**	Real estate assets, net includes building and improvements (net of accumulated depreciation), land and construction in progress.

	Three Months Ended March 31, (unaudited)		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011	2010
Cash Flow Data
Cash flow provided by (used for):
Operating activities	$9,617	$11,339	$35,098	$24,374	$13,277
Investing activities	(48,571)	(29,170)	(194,927)	(118,746)	(56,574)
Financing activities	32,152	19,134	160,719	94,669	5,610

(1)	We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), adjusted to exclude gains (or losses) from sales of property, real estate related depreciation and amortization and similar adjustments for unconsolidated partnerships and joint ventures. We generally calculate Operating FFO as FFO excluding certain non-recurring and primarily non-cash charges and gains and losses that management believes are not indicative of the results of our operating real estate portfolio. We believe that Operating FFO provides investors with another financial measure that may facilitate comparisons of operating performance and liquidity between periods and, to the extent other REITs calculate Operating FFO on a comparable basis, between us and these other REITs.

A reconciliation of net income (loss) to FFO and Operating FFO is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
FFO
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Real estate depreciation and amortization	9,608	9,608	6,878	35,023	30,968	23,956	17,387
Gain on sale of real estate	—	—	—	(948)	(948)	—	—

FFO	12,248	7,534	742	41,509	20,253	23,047	31,771

Operating FFO
Restructuring charge	—	—	3,291	3,291	3,291	—	—
Write-off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—

Transaction costs	—	—	—	897	897	—	—
Intangible revenue	—	—	—	—	—	(960)	(4,844)
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Unrealized gain on derivatives	—	—	(307)	(307)	(307)	(4,830)	(2,257)

Operating FFO	$13,346	$8,632	$5,160	$46,824	$25,568	$13,900	$2,456

(2)	We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases (which represent customer leases that have been executed but for which lease payments have not commenced) as of a particular date, unless otherwise specifically noted. We calculate recognized MRR as the recurring revenue recognized during a given period, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. Management uses MRR and recognized MRR as supplemental performance measures because they provide a useful measure of increases in contractual revenue from our customer leases. A reconciliation of total revenues to recognized MRR in the period and MRR at period-end is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Recognized MRR
Total period revenues (GAAP basis)	$41,498	$41,498	$34,643	$157,630	$145,759	$130,396	$120,155
Less: Total period recoveries	2,866	2,866	2,206	10,613	9,294	12,154	12,506
Total period deferred set-up fees	1,062	1,062	849	4,481	4,317	2,997	2,710
Total period other	1,232	1,232	1,080	1,385	3,615	6,303	6,107

Recognized MRR (in the period)	$36,338	$36,338	$30,508	$141,151	$128,533	$108,942	$98,832

MRR
Total period revenues (GAAP basis)	$41,498	$41,498	$34,643	$157,630	$145,759	$130,396	$120,155
Less: Total revenues excluding last month	27,300	27,300	22,733	143,157	132,338	119,156	109,497

Total revenues for last month of period	14,198	14,198	11,910	14,473	13,421	11,240	10,658
Less: Last month recoveries	1,035	1,035	742	981	879	897	1,175
Last month deferred set-up fees	366	366	297	455	441	278	195
Last month other plus adjustments for period end	576	576	171	1,180	244	167	150

MRR (at period end)*	$12,221	$12,221	$10,700	$11,857	$11,857	$9,898	$9,138

*	Does not include our booked-not-billed MRR balance, which was $2.3 million and $1.2 million as of March 31, 2013 and 2012, respectively, and $1.1 million, $1.0 million and $1.0 million as of December 31, 2012, 2011, and 2010, respectively.

(3)	We calculate net operating income, or NOI, as net income (loss), excluding: interest expense, interest income, depreciation and amortization, write off of unamortized deferred financing costs, gain on extinguishment of debt, transaction costs, gain on legal settlement, gain on sale of real estate, restructuring charge and general and administrative expenses. We believe that NOI is another metric that is often utilized to evaluate returns on operating real estate from period to period and also, in part, to assess the value of the operating real estate. A reconciliation of net income (loss) to NOI is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
Net Operating Income (NOI)
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Interest expense	1,836	6,550	6,102	8,527	25,140	19,713	23,502
Interest income	(6)	(6)	(35)	(69)	(61)	(71)	(233)
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086
Write off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Transaction costs	—	—	—	897	897	—	—
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	—	(948)	(948)	—	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—
General and administrative expenses	9,594	9,594	8,358	36,610	35,986	28,470	22,844

NOI	$25,977	$25,977	$20,765	$96,614	$90,904	$70,011	$57,369

Breakdown of NOI by Facility
Atlanta Metro data center	$12,184	$12,184	$9,520	$42,787	$42,787	$29,712	$26,595
Suwanee data center	6,784	6,784	8,306	30,471	30,471	32,258	28,508
Santa Clara data center	2,747	2,747	2,533	11,183	11,183	9,497	7,291
Richmond data center	2,267	2,267	770	6,094	6,094	267	—
Other data centers	1,995	1,995	(364)	6,079	369	(1,723)	(5,025)

NOI	$25,977	$25,977	$20,765	$96,614	$90,904	$70,011	$57,369

(4)	We calculate EBITDA as net income (loss) excluding interest expense and interest income, provision for income taxes (including income taxes applicable to sale of assets) and depreciation and amortization. We believe that EBITDA is another metric that is often utilized to evaluate and compare our ongoing operating results and also, in part, to assess the value of our operating portfolio.

In addition to EBITDA, we calculate an adjusted measure of EBITDA, which we refer to as Adjusted EBITDA, as EBITDA excluding write off of unamortized deferred financing costs, gain on extinguishment of debt, transaction costs, equity-based compensation expense, restructuring charge, gain on legal settlement and gain on sale of real estate. We believe that Adjusted EBITDA provides investors with another financial measure that can facilitate comparisons of operating performance between periods and between REITs.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is presented below:

	Three Months Ended March 31, (unaudited)			Year Ended December 31, (unaudited)
($ in thousands)	Pro Forma 2013	2013	2012	Pro Forma 2012	2012	2011	2010
EBITDA
Net income (loss)	$2,640	$(2,074)	$(6,136)	$7,434	$(9,767)	$(909)	$14,384
Interest expense	1,836	6,550	6,102	8,527	25,140	19,713	23,502
Interest income	(6)	(6)	(35)	(69)	(61)	(71)	(233)
Depreciation and amortization	10,815	10,815	7,751	39,438	34,932	26,165	19,086

EBITDA	15,285	15,285	7,682	55,330	50,244	44,898	56,739

Adjusted EBITDA
Write off of unamortized deferred financing costs	1,098	1,098	1,434	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	—	—	(22,214)
Transaction costs	—	—	—	897	897	—	—
Equity-based compensation expense	375	375	94	412	412	765	332
Gain on legal settlement	—	—	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	—	(948)	(948)	—	—
Restructuring charge	—	—	3,291	3,291	3,291	—	—

Adjusted EBITDA	$16,758	$16,758	$12,501	$60,416	$55,330	$42,306	$34,857

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our predecessor’s consolidated financial statements, our pro forma financial statements and the combined statements of revenues and certain operating expenses of our Sacramento data center, and, in each case, the related notes, included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our business and growth strategies, statements regarding the industry outlook, our expectations regarding the future performance of our business and the other non-historical statements contained herein are forward-looking statements. See “Special Note Regarding Forward-Looking Statements.” You should also review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by such forward-looking statements.

Overview

We are a leading owner, developer and operator of state-of-the-art, carrier-neutral, multi-tenant data centers. Our data centers are facilities that house the network and computer equipment of multiple customers and provide access to a range of communications carriers. We have a fully integrated platform through which we own and operate our data centers and provide a broad range of IT infrastructure solutions. We refer to our spectrum of core data center products as our “3Cs,” which consists of Custom Data Center, Colocation and Cloud and Managed Services. We believe that we own and operate one of the largest portfolios of multi-tenant data centers in the United States, as measured by gross square footage, and have the capacity to almost triple our operational data center space without constructing any new buildings.

We operate a portfolio of 10 data centers across seven states, located in some of the top U.S. data center markets plus other high-growth markets. Our data centers are highly specialized, full-service, mission-critical facilities used by our customers to house, power and cool the networking equipment and computer systems that support their most critical business processes. We believe that our data centers are best-in-class and engineered to among the highest specifications commercially available to customers, providing fully redundant, high-density power and cooling sufficient to meet the needs of major national and international companies and organizations. This is in part reflected by our operating track record of “five-nines” (99.999%) reliability and by our diverse customer base of more than 850 customers, including financial institutions, healthcare companies, government agencies, communications service providers, software companies and global Internet companies.

Our data center portfolio contains approximately 3.8 million gross square feet of space (approximately 92% of which is wholly owned by us), including approximately 1.8 million “basis-of-design” raised floor square feet, which represents the total data center raised floor potential of our existing data center facilities. This represents the maximum amount of space in our existing buildings that could be leased following full build-out, depending on the configuration that we deploy. As of March 31, 2013, this space included approximately 643,000 raised floor operating net rentable square feet, or NRSF, plus approximately 1.1 million square feet of additional raised floor in our development pipeline, of which approximately 367,000 NRSF is expected to become operational by June 30, 2016. Therefore, we have the capability to almost triple our raised floor square footage within our current footprint. Our facilities collectively have access to over 500 MW of gross utility power with 390 MW of available utility power. We believe such access to power gives us a competitive advantage in redeveloping data center space, since access to power is usually the most limiting and expensive component in data center redevelopment. As of March 31, 2013, our properties were approximately 88% leased based on our leasable raised floor of approximately 478,000 square feet.

We are a Maryland corporation formed on May 17, 2013 and will not have any operating activity until the consummation of this offering. Accordingly, we do not believe that a discussion of the historical results of QTS Realty Trust, Inc. would be meaningful, and we have therefore set forth below a discussion and analysis regarding the historical operations of our predecessor only. QualityTech, LP, our operating partnership and predecessor, was formed as a Delaware limited partnership in August 2009. Prior to or concurrently with the completion of this offering, we will consummate a series of transactions pursuant to which we will become the sole general partner and majority owner of our predecessor, which then will be our operating partnership, and thereby indirectly will acquire the properties and data center business described in this prospectus. Upon completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations conducted through our operating partnership, of which we will serve as general partner and own approximately         %. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units therein. For more information regarding our predecessor and the formation transactions, please see “Structure and Formation of Our Company.”

We expect to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2013. Our predecessor has been operating in compliance with the rules applicable to REITs since it partnered with General Atlantic in 2009.

Our Customer Base

We provide data center solutions to a diverse set of customers. Our customer base is comprised of companies of all sizes representing an array of industries, each with unique and varied business models and needs. We serve Fortune 1000 companies as well as small and medium businesses, or SMBs, including financial institutions, healthcare companies, government agencies, communications service providers, software companies and global Internet companies. As of March 31, 2013 and including our booked-not-billed MRR balance as of that date, Fortune 1000 and equivalently sized private and/or foreign companies accounted for approximately 48% of our MRR balance. Additionally, six of the top ten Fortune 500 telecommunications companies and three of the top fifteen Forbes Global 2000 technology companies are customers of ours.

Our Custom Data Center, or C1, customers typically are large enterprises with significant IT expertise and specific IT requirements, including financial institutions, “Big Four” accounting firms and the world’s largest global Internet companies. Our Colocation, or C2, customers consist of a wide range of organizations, including major healthcare, telecommunications and software and web-based companies. Our C3 Cloud customers include both large organizations and SMBs seeking to reduce their capital expenditures and outsource their IT infrastructure on a flexible basis. Examples of current C3 Cloud customers include a global financial processing company, a U.S. government agency and an educational software provider.

As a result of our diverse customer base, customer concentration in our portfolio is limited. As of March 31, 2013, only three of our more than 850 customers individually accounted for more than 3% of our MRR, with no single customer accounting for more than 8% of our MRR. In addition, approximately 39% of our MRR was attributable to customers who use more than one of our 3Cs products.

Key Operating Metrics

Monthly Recurring Revenue (“MRR”). We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted.

Annualized Rent. We define annualized rent as MRR multiplied by 12.

Rental Churn. We define rental churn as the MRR impact from a customer completely departing our platform in a given period compared to the total MRR at the beginning of the period.

Leasable Raised Floor. We define leasable raised floor as the amount of raised floor square footage that we have leased plus the available capacity of raised floor square footage that is in a leasable format as of a particular date and according to a particular product configuration. The amount of our leasable raised floor may change even without completion of new redevelopment projects due to changes in our configuration of C1, C2 and C3 product space.

Percentage (%) Leased Raised Floor. We define percentage leased raised floor as the square footage that is subject to a signed lease for which billing has commenced as of a particular date compared to leasable raised floor as of that date, expressed as a percentage.

Booked-not-Billed. We define booked-not-billed as our customer leases that have been signed, but for which lease payments have not yet commenced.

Factors That May Influence Future Results of Operations and Cash Flows

Revenue. Our revenue growth will depend on our ability to maintain the historical occupancy rates of leasable raised floor, lease currently available space, lease new capacity that becomes available as a result of our development and redevelopment activities, attract new customers and continue to meet the ongoing technological requirements of our customers. As of March 31, 2013, we had in place customer leases generating revenue for approximately 88% of our leasable raised floor. Our ability to grow revenue also will be affected by our ability to maintain or increase rental, cloud and managed services rates at our properties. Future economic downturns, regional downturns or downturns in the technology industry could impair our ability to attract new customers or renew existing customers’ leases on favorable terms, or at all, and could adversely affect our customers’ ability to meet their obligations to us. Negative trends in one or more of these factors could adversely affect our revenue in future periods, which would impact our results of operations and cash flows. We also at times elect to reclaim space from customers in a negotiated transaction where we believe that we can redevelop and/or re-lease that space at higher rates, which may cause a decrease in revenue until the space is re-leased.

Leasing Arrangements. As of March 31, 2013, 79% of our leased raised floor was leased to customers with separately metered power. Under the metered power model, the customer pays us a fixed monthly rent amount, plus reimbursement of certain other operating costs, including actual costs of sub-metered electricity used to power its data center equipment and an estimate of costs for electricity used to power supporting infrastructure for the data center, expressed as a factor of the customer’s actual electricity usage. Fluctuations in our customers’ utilization of power and the supplier pricing of power do not significantly impact our results of operations or cash flows under the metered power model. These leases generally have a minimum term of five years and are typically employed for our C1 product. As of March 31, 2013, 21% of our leased raised floor was leased to customers on a gross lease basis. Under a gross lease, the customer pays us a fixed rent on a monthly basis, and does not separately reimburse us for operating costs, including utilities, maintenance, repair, property taxes and insurance, as reimbursement for these costs is factored into MRR. However, if customers access more utility costs than their leases permit, we are able to charge these customers for overages. For leases under the gross lease model, fluctuations in our customers’ utilization of power and the prices our utility providers charge us will impact our results of operations and cash flows. Our leases on a gross lease basis generally have a term of three years or less.

Scheduled Lease Expirations. Our ability to minimize rental churn and customer downgrades at renewal and renew, lease and re-lease expiring space will impact our results of operations and cash flows. Leases representing approximately 18% and 10% of our total leased raised floor are scheduled to expire during the years ending December 31, 2013 (including all month-to-month leases) and 2014, respectively. These leases also represented approximately 28% and 20%, respectively, of our annualized rent as of March 31, 2013. At expiration, as a general matter, based on current market conditions, we expect that expiring rents will be at or below the then-current market rents.

Acquisitions, Redevelopment and Financing. Our revenue growth also will depend on our ability to acquire and redevelop and subsequently lease data center space at favorable rates. As of March 31, 2013, we had approximately 1.1 million square feet of additional raised floor in our redevelopment pipeline, of which approximately 207,000 NRSF of raised floor is expected to become operational by June 30, 2014 and an additional approximately 160,000 NRSF of raised floor is expected to become operational between June 30, 2014 and June 30, 2016.

We generally fund the cost of data center acquisition and redevelopment from capital which we would expect to obtain primarily through our net cash provided by operations, credit facilities, other unsecured and secured borrowings or the issuance of additional equity. We believe that we have sufficient access to capital from our current cash and cash equivalents balance, the expected net proceeds of this offering and borrowings under our credit facilities to fund our redevelopment projects scheduled to become operational by June 30, 2016.

Operating Expenses. Our operating expenses generally consist of direct personnel costs, utilities, property and ad valorem taxes, insurance and site maintenance costs and rental expenses on our ground and building leases. In particular, our buildings require significant power to support the data center operations conducted in them. Although substantially all of our long-term leases—leases with a term greater than three years—contain reimbursements for certain operating expenses, we will not in all instances be reimbursed for all of our property operating expenses incurred. We also incur general and administrative expenses, including expenses relating to senior management, our in-house sales and marketing organization, cloud and managed services support personnel and legal, human resources, accounting and other expenses related to professional services. We also will incur additional expenses arising from our becoming a publicly traded company, which we expect to range between $         million to $         million annually, excluding employee equity-based compensation. Increases or decreases in our operating expenses will impact our results of operations and cash flows. We expect to incur additional operating expenses as we continue to expand.

Results of Operations

Three months ended March 31, 2013 compared to three months ended March 31, 2012

General Leasing Activity. During the three months ended March 31, 2013, we entered into customer leases representing an aggregate of approximately $1.5 million of incremental MRR upon signing (representing approximately $18.3 million of annualized rent), which includes $0.5 million of MRR from new customers and $1.0 million of MRR from existing customer upgrades net of downgrades at renewal. This compared to customer leases representing an aggregate of approximately $0.9 million of MRR upon signing that were entered into during the three months ended March 31, 2012, representing an increase of $0.6 million, or 73%. Of this $0.9 million, $0.6 million was from new customers and $0.3 million was from existing customer upgrades net of downgrades at renewal. Commissions related to the above leasing activity were approximately $3.3 million and $1.6 million for the three months ended March 31, 2013 and 2012, respectively.

A portion of the leasing activity noted in the previous paragraph relates to renewal of existing customers’ leases. During the three months ended March 31, 2013, we renewed customer leases representing $0.8 million of MRR upon signing as compared to $0.9 million of MRR for these leases at the time of expiration. While upgrades can be made at any point in time during the lease, downgrades typically can only be made at the time of lease expiration. The $0.1 million net reduction in MRR associated with renewal activity was primarily attributable to our reclaiming a portion of space and power from a C1 customer, partially offset by an increase in average rental rates for the renewed leases.

As of March 31, 2013, our total booked-not-billed MRR balance was approximately $2.3 million (representing approximately $27.6 million of annualized rent), as compared to a booked-not-billed MRR balance of approximately $1.1 million and $1.2 million as of December 31, 2012 and March 31, 2012, respectively. Of our total booked-not-billed MRR balance of $2.3 million as of March 31, 2013, $0.7 million related to new customers and $1.6 million related to existing customers. We expect $1.1 million of the March 31, 2013 booked-not-billed MRR balance to commence billing in 2013 and result in approximately $6.9 million of incremental rental and cloud and managed services revenue during the remaining nine months of 2013. The majority of the remaining booked-not-billed MRR balance is expected to commence billing in 2014.

During the three months ended March 31, 2013, our rental churn rate was 0.7% compared to 2.0% for the three months ended March 31, 2012.

Changes in revenues and expenses for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 are summarized below:

	Three Months Ended March 31, (unaudited)
($ in thousands)	2013	2012	$ Change	% Change
Revenues:
Rental	$33,806	$28,791	$5,015	17%
Recoveries from customers	2,866	2,206	660	30%
Cloud and managed services	4,110	3,424	686	20%
Other	716	222	494	223%

Total revenues	41,498	34,643	6,855	20%

Operating expenses:

Property operating costs	14,408	13,115	1,293	10%
Real estate taxes and insurance	1,113	763	350	46%
Depreciation and amortization	10,815	7,751	3,064	40%
General and administrative	9,594	8,358	1,236	15%
Restructuring charge	—	3,291	(3,291)	*

Total operating expenses	35,930	33,278	2,652	8%

Operating income	5,568	1,365	4,203	308%

Other income and expense:
Interest income	6	35	(29)	-83%
Interest expense	(6,550)	(6,102)	(448)	7%
Other expense	(1,098)	(1,434)	336	-23%

Net income (loss)	$(2,074)	$(6,136)	$4,062	-66%

* = not applicable for comparison

Revenues. Total revenues for the three months ended March 31, 2013 were $41.5 million compared to total revenues of $34.6 million for the three months ended March 31, 2012. The increase of $6.9 million, or 20%, was primarily due to organic growth in our customer base and the acquisition of our Sacramento data center in December 2012. The increase of $5.7 million, or 18%, in rental and cloud and managed services revenue was primarily due to a $2.9 million increase related to newly leased space as well as increases in rents from previously leased space, net of downgrades at renewal and rental churn. Additionally, the acquisition of our Sacramento data center contributed approximately $2.8 million of rental and cloud and managed services revenues for the three months ended March 31, 2013. The impact from customer downgrades in our rental and cloud and managed services revenues for the three months ended March 31, 2013 included the downgrade associated with our reclaiming of approximately 80,000 square feet of raised floor at our Suwanee facility in July 2012 from a C1 customer that generated $1.6 million in rental revenues for the three months ended March 31, 2012. This customer was underutilizing a portion of its space and power at both our Atlanta Metro and Suwanee data centers. As a result, we renegotiated our lease arrangement with this customer to reclaim in the fourth quarter of 2013 an additional 60,500 square feet of raised floor that it is currently occupying in our Atlanta Metro data center. As part of this renegotiation, we extended the term on this customer’s remaining approximately 58,000 square feet in our Atlanta Metro data center for an additional five years at a 72% higher rental rate per square foot. The net impact of reclaiming the portion of this customer’s space in our Atlanta Metro data center and the higher rental rate per square foot on the remaining space will be a reduction of MRR of $0.1 million starting in the fourth quarter of 2013.

The redevelopment of the approximately 80,000 square feet that we reclaimed in our Suwanee facility is nearing completion and will accommodate both our C1 and C2 data center products. As of March 31, 2013, we had already re-leased approximately 13,500 square feet of this space at a total rental amount of just under 50% of the rent the prior customer had been paying for the entire 80,000 square feet of space. We expect to start billing for this space in July 2013. With regard to the space this customer will vacate in our Atlanta Metro facility, we have already re-leased approximately 84% of the space to an existing customer at a higher rental rate per square foot. We expect to generate $0.5 million of MRR, a portion of which will commence billing in January 2014.

As of March 31, 2013, our data centers were 88% leased based on leasable raised floor of approximately 478,000 square feet, with an average annualized rent of $348 per leased raised floor square foot including cloud and managed services revenue, or $308 per leased raised floor square foot excluding cloud and managed services revenue. As of March 31, 2012 our data centers were 87% leased based on leasable raised floor of approximately 533,000 square feet, with an average annualized rent of $278 per leased raised floor square foot including cloud and managed services revenue, or $249 per leased raised floor square foot excluding cloud and managed services revenue. The decrease in leasable raised floor is primarily related to reductions associated with the redevelopment of space reclaimed from a C1 customer in our Suwanee facility, as discussed above, to accommodate both C1 and C2 customers and the consolidation of our former New York facility into our Jersey City facility. These reductions were partially offset by increases in leasable raised floor associated with the acquisition of our Sacramento data center facility (approximately 31,000 leasable raised floor square feet as of March 31, 2013) and the addition of raised floor square footage from our redevelopment activities. The increase in average annualized rent per leased raised floor square foot is related to the reclaiming of 80,000 square feet in our Suwanee facility, which had been leased at a rental rate significantly below our average rental rate, as described above, the acquisition of our Sacramento data center facility, which included a large amount of C2 customers, and the ongoing lease-up of redeveloped space at our Atlanta Metro and Richmond data centers at current market rates.

Higher recoveries from customers for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 were primarily due to increased utility rates at our Atlanta Metro data center, which contributed $0.4 million to the increase, and the acquisition of our Sacramento data center, which contributed $0.3 million to the increase. The $0.5 million increase in other revenue for the three months ended March 31, 2013 compared to the three months ended March 31, 2012 was due to the higher sales of scrap metals and other unused materials, partially offset by the elimination of a non-cash exchange of services arrangement which contributed $0.2 million of revenue in the three months ended March 31, 2012.

Property Operating Costs. Property operating costs for the three months ended March 31, 2013 were $14.4 million compared to property operating costs of $13.1 million for the three months ended March 31, 2012, an increase of $1.3 million, or 10%. The breakdown of our property operating costs is summarized in the table below:

	Three Months Ended March 31, (unaudited)
($ in thousands)	2013	2012	$ Change	% Change
Property operating costs:
Direct payroll	$3,013	$2,914	$99	3%
Rent	1,104	1,482	(378)	-26%
Repairs and maintenance	1,179	659	520	79%
Utilities	5,547	4,646	901	19%
Management fee allocation	1,651	1,370	281	21%
Other	1,914	2,044	(130)	-6%

Total property operating costs	$14,408	$13,115	$1,293	10%

The increase in utilities expense was primarily attributable to higher utility rates at our Atlanta Metro data center, which resulted in an increase of $0.6 million in utilities expense, and the acquisition of our Sacramento data center, which contributed $0.6 million to utilities expense, with a partial offset from lower utilities expenses at our Suwanee data center of $0.3 million primarily due to the reclaiming of space from a customer, as discussed above. The remaining increase in property operating costs was due primarily to an increase in repairs and maintenance of $0.5 million, which tend to fluctuate from period to period, an increase in direct payroll of $0.1 million related to increased headcount from our Sacramento data center and an increased management fee allocation of $0.3 million due to growth in revenue. The management fee allocation is based on 4% of cash rental revenues for each facility and reflects an allocation of internal charges to cover back-office and service-related costs associated with the day-to-day operations of our data center facilities, with a corresponding offset to general and administrative expenses. These property operating cost increases were primarily offset by reductions in rent expense of $0.4 million attributable to vacating our former New York leased facility and $0.2 million lower property operating costs associated with the elimination of a non-cash exchange of services arrangement.

Real Estate Taxes and Insurance. Real estate taxes and insurance for the three months ended March 31, 2013 were $1.1 million compared to $0.8 million for the three months ended March 31, 2012. The increase of $0.4 million, or 46%, was primarily due to the acquisition of our Sacramento data center, which contributed $0.2 million of the increase, and the reassessment of property taxes due to the expansions of existing data center facilities, which contributed $0.2 million of the increase.

Depreciation and Amortization. Depreciation and amortization for the three months ended March 31, 2013 was $10.8 million compared to $7.8 million for the three months ended March 31, 2012. The increase of $3.1 million, or 40%, was attributable to additional depreciation of $1.9 million related to expansion of our Atlanta Metro and Richmond data centers and the acquisition of our Sacramento data center, additional amortization of acquired intangibles of $0.8 million related to our Sacramento data center and additional amortization of leasing commissions of $0.4 million.

General and Administrative Expenses. General and administrative expenses for the three months ended March 31, 2013 were $9.6 million compared to $8.4 million for the three months ended March 31, 2012, an increase of $1.2 million, or 15%. General and administrative expenses for the three months ended March 31, 2013 included $3.0 million related to our sales and marketing activities, compared to $2.5 million for the three months ended March 31, 2012. The increase in general and administrative expenses was primarily due to an increase in personnel costs, primarily as a result of expanding our senior management team and our sales and marketing organization, in conjunction with the continued expansion of our data center facilities, formation of our enterprise, government and customer retention teams and the development of our Cloud and Managed Services products. Total personnel costs increased approximately $1.0 million for the comparative periods, which included an increase of approximately $0.3 million in equity-based compensation expense. Total equity-based compensation expense was $0.4 million and $0.1 million for the three months ended March 31, 2013 and 2012, respectively. Additionally, there was an increase of $0.3 million for higher consulting and professional fees primarily attributable to various customer-based compliance initiatives.

While the dollar amount of general and administrative expenses increased for the comparative periods, our general and administrative expenses represented 23.1% of total revenues for the three months ended March 31, 2013 compared to 24.1% for the three months ended March 31, 2012. Furthermore, our existing operating platform supported our recent acquisition of the Sacramento data center, as no significant incremental general and administrative expenses were incurred related to the operation of this facility in the three months ended March 31, 2013.

Restructuring Charge. During the three months ended March 31, 2012, we decided to consolidate our New York data center operations into our Jersey City data center. In connection with the consolidation of our New York data center operations into our Jersey City data center, we recorded a one-time restructuring charge of $3.3 million for the three months ended March 31, 2012 primarily associated with the termination of the lease of our former New York facility. We did not have any restructuring charges during the three months ended March 31, 2013.

Interest Expense. Interest expense for the three months ended March 31, 2013 was $6.6 million compared to $6.1 million for the three months ended March 31, 2012. The increase of $0.4 million, or 7%, was due to a $92.9 million increase in our average debt balance, which was partially offset by a reduction in the weighted average interest rate and higher capitalized interest. The average debt balance (which includes member advances) for the three months ended March 31, 2013 was $547.5 million, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 5.49%. This compared to an average debt balance of $454.7 million for the three months ended March 31, 2012, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 6.17%. Interest expense was $0.3 million less during the three months ended March 31, 2012 as a result of non-cash mark-to-market adjustments associated with the derivative liability reported on our balance sheet, as there was no similar adjustment in the three months ended March 31, 2013. Interest capitalized in connection with our redevelopment activities during the three months ended March 31, 2013 and 2012 was $0.9 million and $0.6 million, respectively.

Other Expense/Income. Other expense for the three months ended March 31, 2013 was $1.1 million compared to $1.4 million for the three months ended March 31, 2012. The decrease of $0.3 million, or 23%, was primarily due to lower write-offs of unamortized deferred financing costs.

Net Loss. A summary of the components of the decrease in net loss for the three months ended March 31, 2013 of $4.1 million as compared to the three months ended March 31, 2012 is as follows:

(in millions)	$ Change
Increase in revenues, net of property operating costs, real estate taxes and insurance	$5.2
Increase in general and administrative expenses	(1.2)
Increase in depreciation and amortization	(3.1)
Decrease in restructuring charge	3.3
Increase in interest expense net of interest income	(0.4)
Decrease in other expense	0.3

Decrease in net loss	$4.1

Year ended December 31, 2012 compared to year ended December 31, 2011

General Leasing Activity. During the twelve months ended December 31, 2012, we entered into customer leases representing an aggregate of approximately $2.7 million of MRR upon signing (representing approximately $32.6 million of annualized rent), which includes $1.4 million of MRR from new customers and $1.3 million of MRR from existing customer upgrades net of downgrades at renewal. This compared to new customer leases representing an aggregate of approximately $2.1 million of MRR upon signing that were entered into during the twelve months ended December 31, 2011, which represents an increase of $0.6 million, or 28%. In addition to this organic leasing activity, we obtained approximately $0.9 million of MRR through the acquisition of the Sacramento property on December 21, 2012. Commissions related to the above leasing activity were approximately $6.1 million and $5.9 million for the year ended December 31, 2012 and 2011, respectively.

During the twelve months ended December 31, 2012, we renewed customer leases representing $3.1 million of MRR upon signing, as compared to $3.2 million of MRR at the time of expiration. The reduction in MRR was due to customers giving back a portion of their space upon renewal, partially offset by higher average rent per leased square foot for these renewed leases.

As of December 31, 2012, our total booked-not-billed MRR balance was approximately $1.1 million (representing over $13.1 million of annualized rent). This compared to a booked-not-billed MRR balance of approximately $1.0 million as of December 31, 2011.

During the twelve months ended December 31, 2012, our rental churn rate was 7.7% compared to 11.6% during the twelve months ended December 31, 2011. Approximately one-third of the rental churn in 2012 was due to customers who terminated their leases with us after being acquired by another company. The rental churn in 2011 included two large customers who terminated their leases due to internal business issues and another large customer with a below-market rental rate whose lease we chose not to renew.

The leasing activity above includes the impact of renegotiating the lease arrangements of a customer that was underutilizing a portion of its space and power at our Atlanta Metro and Suwanee data centers, as described above.

Changes in revenues and expenses for the year ended December 31, 2012 compared to the year ended December 31, 2011 are summarized below:

	Year Ended December 31,
($ in thousands)	2012	2011	$ Change	% Change
Revenues:
Rental	$120,758	$104,051	$16,707	16%
Recoveries from customers	9,294	12,154	(2,860)	-24%
Cloud and managed services	14,497	12,173	2,324	19%
Other	1,210	2,018	(808)	-40%

Total revenues	145,759	130,396	15,363	12%

Operating expenses:

Property operating costs	51,506	57,900	(6,394)	-11%
Real estate taxes and insurance	3,632	2,621	1,011	39%
Depreciation and amortization	34,932	26,165	8,767	34%
General and administrative	35,986	28,470	7,516	26%
Transaction costs	897	—	897	*
Gain on legal settlement	—	(3,357)	3,357	*
Restructuring charge	3,291	—	3,291	*

Total operating expenses	130,244	111,799	18,445	16%

Operating income	15,515	18,597	(3,082)	-17%

Other income and expense:
Interest income	61	71	(10)	-14%
Interest expense	(25,140)	(19,713)	(5,427)	28%
Other (expense) income	(1,151)	136	(1,287)	-946%

Income (loss) before gain on sale of real estate	(10,715)	(909)	(9,806)	1079%
Gain on sale of real estate	948	—	948	*

Net income (loss)	$(9,767)	$(909)	$(8,858)	974%

* = not applicable for comparison

Revenues. Total revenues for the year ended December 31, 2012 were $145.8 million compared to $130.4 million for the year ended December 31, 2011. The increase of $15.4 million, or 12%, was primarily due to organic growth in our customer base. The increase of $19.0 million, or 16%, in rental and cloud and managed services revenues was primarily related to newly leased space as well as increases in rents from previously leased space, net of downgrades at renewal and rental churn, and included the $2.6 million negative impact from our reclaiming space in July 2012 from a customer in our Suwanee data center, as described above.

As of December 31, 2012, our data centers were 86% leased based on leasable raised floor of approximately 484,000 square feet, with an average annualized rent of $340 per leased raised floor square foot including cloud and managed services revenue, or $303 per leased raised floor square foot excluding cloud and managed services revenue. As of December 31, 2011, our data centers were 74% leased based on leasable raised floor of approximately 549,000 square feet, with an average annualized rent of $294 per leased raised floor square foot including cloud and managed services revenue, or $262 per leased raised floor square foot excluding cloud and managed services revenue. The decrease in leasable raised floor was due to the reclaiming of space from a customer in our Suwanee data center, as described above, and the consolidation of our former New York facility into our Jersey City facility, partially offset by the acquisition of our Sacramento data center in December 2012. The increase in average annualized rent per leased raised floor square foot as of December 31, 2012 compared to December 31, 2011 was primarily due to the reclaiming of 80,000 square feet in our Suwanee facility, which had been leased at a rental rate significantly below our average rental rate, as described above, the acquisition of our Sacramento data center facility, which included a large amount of C2 customers, and the ongoing lease-up of redeveloped space at our Atlanta Metro and Richmond data centers at current market rates.

The decrease of $2.9 million in recoveries from customers was primarily due to lower utility costs at our Atlanta Metro and Suwanee data centers, as discussed below. Other revenues declined by $1.7 million as the result of non-cash items, including the elimination of an exchange of services agreement and a reduction in intangible amortization revenues, partially offset by an increase in scrap metal sales of $0.9 million. Reduced other revenues from the elimination of an exchange of services agreement was offset by a corresponding reduction in property operating costs, as discussed below.

Property Operating Costs. Property operating costs for the year ended December 31, 2012 were $51.5 million compared to property operating costs of $57.9 million for the year ended December 31, 2011, a decrease of $6.4 million, or 11%. The breakdown of our property operating costs is summarized in the table below:

	Year Ended December 31,
($ in thousands)	2012	2011	$ Change	% Change
Property operating costs:
Direct payroll	$11,737	$11,279	$458	4%
Rent	5,561	6,209	(648)	-10%
Repairs and maintenance	2,826	2,855	(29)	-1%
Utilities	20,340	24,181	(3,841)	-16%
Management fee allocation	5,830	5,158	672	13%
Other	5,212	8,218	(3,006)	-37%

Total property operating costs	$51,506	$57,900	$(6,394)	-11%

The reduction in property operating costs was primarily attributable to lower utility rates and related costs at our Atlanta Metro data center, plus the reclaiming of space from a customer in our Suwanee data center, as discussed above, which resulted in a reduction in utilities expense of $3.8 million. The remaining reduction in property operating costs of $2.6 million is related to the elimination of the costs related to an exchange of services agreement of $1.1 million, lower rent expense of $0.6 million (mostly related to the elimination of rent due to the consolidation of our New York data center operations into our Jersey City data center), lower bad debt expense of $0.5 million, a reduction in outside services costs of $0.3 million and various operating efficiencies which resulted in an additional reduction of $1.3 million. These reductions were partially offset by an increase in direct payroll of $0.5 million and an increase in management fee allocation of $0.7 million due to growth in revenues.

Real Estate Taxes and Insurance. Real estate taxes and insurance for the year ended December 31, 2012 were $3.6 million compared to $2.6 million for the year ended December 31, 2011. The increase of $1.0 million, or 39%, was primarily attributable to a reassessment of taxes in Santa Clara for 2009, 2010 and 2011 totaling $0.4 million, which was expensed in 2012, and the expansion of our Atlanta Metro, Richmond and Santa Clara data center facilities, which contributed $0.6 million of the increase in real estate taxes.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2012 was $34.9 million compared to $26.2 million for the year ended December 31, 2011. The increase of $8.8 million, or 34%, was primarily due to additional depreciation of $7.6 million associated with expansion of our Atlanta Metro, Richmond and Santa Clara data centers, and additional amortization expense related to a higher level of leasing commissions of $1.7 million. This was partially offset by lower amortization of acquired intangibles of $0.5 million.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2012 were $36.0 million compared to general and administrative expenses of $28.5 million for the year ended December 31, 2011, an increase of $7.5 million, or 26%. Approximately $10.6 million of the total general and administrative expenses for the twelve months ended December 31, 2012 resulted from sales and marketing expenses, compared to $8.9 million for the twelve months ended December 31, 2011. The increase in general and administrative expenses was partially offset by a $1.5 million reserve recorded for certain litigation matters in 2011. Excluding this reserve, the increase in general and administrative expenses for the year ended December 31, 2012 was $9.0 million. This increase was primarily attributable to an increase in personnel costs, primarily as a result of expanding our senior management team and our sales and marketing organization, in conjunction with the expansion of our data center facilities and formation of our enterprise, government and customer retention teams and development of our Cloud and Managed Services products. Total personnel costs increased $4.7 million for the comparative periods, which included approximately $0.6 million of severance charges in the year ended December 31, 2012. Total equity-based compensation expense was $0.4 million and $0.8 million for the years ended December 31, 2012 and 2011, respectively. Additionally, consulting, legal and recruiting fees increased by $1.9 million, primarily related to various customer compliance initiatives, software license fees increased by $1.3 million and sales-related services necessary to enhance and expand our Cloud and Managed Services products increased by $0.9 million. Our general and administrative expenses represented 24.7% of total revenues for the year ended December 31, 2012 compared to 21.8% for the year ended December 31, 2011. During the year ended December 31, 2012, our general and administrative platform was enhanced to facilitate growth in future periods and expand our product offerings.

Gain on legal settlement. Prior to 2009, damages were caused by a former vendor during redevelopment of our Santa Clara facility. The vendor agreed to pay $4.5 million to settle these damages in 2011, $1.1 million of which was used to offset our legal fees with the remainder recognized as a gain on settlement.

Restructuring Charge. During the first quarter of 2012, we decided to consolidate our New York data center operations into our Jersey City data center. In connection with the consolidation of our New York data center operations, we recorded a one-time restructuring charge of $3.3 million, primarily associated with the termination of the lease of our former New York data center.

Transaction Costs. In 2012, we incurred $0.9 million in costs related to the examination of proposed acquisitions. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received.

Interest Expense. Interest expense for the year ended December 31, 2012 was $25.1 million compared to $19.7 million for the year ended December 31, 2011. The increase of $5.4 million, or 28%, was due to an increased average debt balance of $87.0 million, which was partially offset by a reduction in the weighted average interest rate. In addition, 2011 interest expense decreased by $4.5 million due to the impact of ineffective interest rate swaps in which we recognized greater interest expense in years prior to 2011. The average debt balance (which includes member advances) for the year ended December 31, 2012 was $473.4 million, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 5.84%. This compared to an average debt balance of $386.4 million for the year ended December 31, 2011, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 7.01%. Interest expense was reduced by $0.3 million and $4.8 million, respectively, during the years ended December 31, 2012 and December 31, 2011, as a result of non-cash mark-to-market adjustments associated with the derivative liability reported on our balance sheet. Interest capitalized in connection with our redevelopment activities during the years ended December 31, 2012 and December 31, 2011 was $2.2 million and $2.6 million, respectively.

Other Expense/Income. Other expense for the year ended December 31, 2012 was $1.2 million compared to other income of $0.1 million for the year ended December 31, 2011. The increase in other expense of $1.3 million was primarily due to the write off of unamortized deferred finance costs associated with the early extinguishment of certain debt instruments.

Gain on Sale of Real Estate. In 2012, we recognized a gain on sale of a vacant data center facility of $0.9 million.

Net Loss. A summary of the components of the increase in net loss of $8.9 million for the year ended December 31, 2012 as compared to the year ended December 31, 2011 is as follows:

($ in millions)	$ Change
Increase in revenues, net of property operating costs, real estate taxes and insurance	$20.7
Increase in general and administrative expenses	(7.5)
Increase in depreciation and amortization	(8.8)
Increase in transaction costs	(0.9)
Decrease in gain on legal settlement	(3.4)
Increase in restructuring charge	(3.3)
Increase in interest expense(1) net of interest income	(5.4)
Increase in other expense	(1.3)
Increase in gain on sale of asset	0.9

Increase in net loss	$(8.9)

(1)	Includes $4.5 million due to the non-cash net impact of ineffective interest rate swaps, as discussed above.

Year Ended December 31, 2011 compared to year ended December 31, 2010

General Leasing Activity. During the twelve months ended December 31, 2011, we entered into customer leases representing an aggregate of approximately $2.1 million of MRR upon signing (representing approximately $25.4 million of annualized rent), which includes $1.3 million of MRR from new customers and $0.8 million of MRR from existing customer upgrades net of downgrades at renewal. This compared to new customer leases representing an aggregate of approximately $2.2 million of MRR upon signing that were entered into during the twelve months ended December 31, 2010, a decrease of $0.1 million, or 2%. Of this $2.2 million, $1.7 million was from new customers and $0.4 million was from existing customer upgrades net of downgrades at renewal. Commissions related to the above leasing activity were approximately $5.9 million and $4.2 million for the year ended December 31, 2011 and 2010, respectively.

During the twelve months ended December 31, 2011, we renewed customer leases representing $1.9 million of MRR upon signing, as compared to $2.2 million of MRR at the time of expiration. The reduction in MRR was due to customers giving back a portion of their space upon renewal, partially offset by higher average rent per leased square foot for these renewed leases.

As of December 31, 2011, our total booked-not-billed MRR balance was approximately $1.0 million (representing over $12.5 million of annualized rent). This compared to a booked-not-billed MRR balance of approximately $1.0 million as of December 31, 2010.

During the twelve months ended December 31, 2011, our rental churn rate was 11.6% compared to 7.1% during the twelve months ended December 31, 2010. The rental churn in 2011 included two large customers who terminated their leases due to internal business issues and another large customer with a below-market rental rate whose lease we chose not to renew. Approximately 20% of the rental churn in 2010 was related to the closure of our former leased data center facility in Indianapolis, Indiana.

Changes in revenues and expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010 are summarized below:

	Year Ended December 31,
($ in thousands)	2011	2010	$ Change	% Change
Revenues:
Rental	$104,051	$92,800	$11,251	12%
Recoveries from customers	12,154	12,506	(352)	-3%
Cloud and managed services	12,173	9,054	3,119	34%
Other	2,018	5,795	(3,777)	-65%

Total revenues	130,396	120,155	10,241	9%

Operating expenses:

Property operating costs	57,900	60,408	(2,508)	-4%
Real estate taxes and insurance	2,621	2,378	243	10%
Depreciation and amortization	26,165	19,086	7,079	37%
General and administrative	28,470	22,844	5,626	25%
Gain on settlement	(3,357)	—	(3,357)	*

Total operating expenses	111,799	104,716	7,083	7%

Operating income	18,597	15,439	3,158	20%

Other income and expense:
Interest income	71	233	(162)	-70%
Interest expense	(19,713)	(23,502)	3,789	-16%
Other income	136	22,214	(22,078)	-99%

Net income (loss)	$(909)	$14,384	$(15,293)	-106%

* = not applicable for comparison

Revenues. Total revenues for the year ended December 31, 2011 were $130.4 million compared to $120.2 million for the year ended December 31, 2010. The increase of $10.2 million, or 9%, was primarily due to organic growth in our customer base. The increase of $14.4 million, or 14%, in rental and cloud and managed services revenues was primarily due to newly leased space as well as increases in rents from previously leased space, net of downgrades at renewal and rental churn.

As of December 31, 2011, we were 74% leased based on leasable raised floor of approximately 549,000 square feet, with an average annualized rent of $294 per leased raised floor square foot including cloud and managed services revenue, or $262 per leased raised floor square foot excluding cloud and managed services revenue. We were 83% leased based on leasable raised floor of approximately 414,000 square feet as of December 31, 2010, with an average annualized rent of $319 per leased raised floor square foot including cloud and managed services revenue, or $290 per leased raised floor square foot excluding cloud and managed services revenue. The increase in leasable raised floor from December 31, 2010 to December 31, 2011 was primarily due to the addition of raised floor square footage from our redevelopment activities at our Atlanta Metro, Richmond, Santa Clara and Suwanee data centers. The decrease in annualized rent per leased raised floor square foot from December 31, 2010 to December 31, 2011 resulted from an increased mix of C1 revenues due to the commencement of leases for certain C1 customers at our Richmond, Santa Clara and Suwanee data centers related to incremental data center space that we redeveloped at these facilities.

The decline of $0.4 million in recoveries from customers was primarily due to lower utility rates at our Atlanta Metro and Suwanee data centers. The decline of $3.8 million in other revenue was primarily related to the expiration of intangible rental revenue amortization associated with the purchase price allocation of below-market leases.

Property Operating Costs. Property operating costs for the year ended December 31, 2011 were $57.9 million compared to $60.4 million for the year ended December 31, 2010, a decrease of $2.5 million, or 4%. The breakdown of our property operating costs is summarized in the table below:

	Year Ended December 31,
($ in thousands)	2011	2010	$ Change	% Change
Property operating costs:
Direct payroll	$11,279	$9,920	$1,359	14%
Rent	6,209	9,553	(3,344)	-35%
Repairs and maintenance	2,855	3,949	(1,094)	-28%
Utilities	24,181	23,598	583	2%
Management fee allocation	5,158	4,615	543	12%
Other	8,218	8,773	(555)	-6%

Total property operating costs	$57,900	$60,408	$(2,508)	-4%

The reduction in property operating costs was primarily attributable to lower rent-related costs of $3.3 million, primarily due to the acquisition of equipment that was previously being leased, and renegotiated reduced facility rent at our Jersey City data center. Lower repairs and maintenance costs of $1.1 million along with $1.0 million of operating efficiencies resulted in further reductions in our property operating costs. These reductions were offset by an increase in direct payroll of $1.4 million related to additional staffing to support the growth of our business, increased utilities expense of $0.6 million, increased management fee allocation of $0.5 million due to growth in revenues and increased communication services expenses of $0.6 million related to the increase in connectivity needs of our customers.

Real Estate Taxes and Insurance. Real estate taxes and insurance costs for the year ended December 31, 2011 were $2.6 million compared to $2.4 million for the year ended December 31, 2010. The increase of $0.2 million, or 10%, was primarily due to the reassessment of property taxes and the expansion of our Atlanta Metro, Richmond and Santa Clara data centers.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2011 was $26.2 million compared to $19.1 million for the year ended December 31, 2010. The increase of $7.1 million, or 37%, was primarily a result of additional depreciation of $7.0 million related to the expansion of our Atlanta Metro, Richmond and Santa Clara data centers and an increase in amortization of leasing commissions of $1.2 million, partially offset by $1.1 million of lower amortization of acquired intangibles.

General and Administrative Expenses. General and administrative expenses for the year ended December 31, 2011 were $28.5 million compared to general and administrative expenses of $22.8 million for the year ended December 31, 2010, an increase of $5.6 million, or 25%. Approximately $8.9 million of the total general and administrative expenses for the twelve months ended December 31, 2011 resulted from sales and marketing expenses, compared to $7.3 million for the twelve months ended December 31, 2010. The increase in general and administrative expenses was primarily a result of increased costs related to maintaining the corporate portion of our Atlanta Metro and Suwanee data centers of $1.8 million, increased personnel costs of $0.9 million as we expanded headcount to support our business growth, primarily in sales and product development, a $1.5 million reserve recorded for certain litigation matters taken in 2011 and higher sales-related travel costs of $0.7 million. Our general and administrative expenses represented 21.8% of total revenues for the year ended December 31, 2011 compared to 19.0% for the year ended December 31, 2010.

Interest Expense. Interest expense, including amortization of deferred financing costs, for the year ended December 31, 2011 was $19.7 million compared to $23.5 million for the year ended December 31, 2010. The decrease of $3.8 million, or 16%, was due to lower interest rates on floating rate debt and mark-to-market adjustments associated with certain swap agreements, as discussed below, partially offset by a higher average debt balance and reduced capitalized interest. The average debt balance (which includes member advances) was $386.4 million for the year ended December 31, 2011, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 7.01%. This compared to an average debt balance of $346.0 million for the year ended December 31, 2010, with a weighted average interest rate, including the effect of interest rate swaps and amortization of deferred finance costs, of 8.75%. Interest expense was reduced by $4.8 million and $2.8 million, respectively, during the years ended December 31, 2011 and December 31, 2010 as a result of non-cash mark-to-market adjustments associated with the derivative liability reported on our balance sheet associated with certain swap agreements. Interest capitalized in connection with our redevelopment activities during the years ended December 31, 2011 and 2010 was $2.6 million and $4.0 million, respectively.

Other Expense/Income. Other income for the year ended December 31, 2011 was $0.1 million compared to other income of $22.2 million for the year ended December 31, 2010. The decrease in other income of $22.1 million was primarily due to a one-time gain on extinguishment of mortgage debt of $22.2 million in 2010.

Net Income/Loss. A summary of the components of the decrease in net income of $15.3 million for the year ended December 31, 2011 as compared to the year ended December 31, 2010 is as follows:

($ in millions)	$ Change
Increase in revenues, net of property operating costs, real estate taxes and insurance	$12.5
Increase in general and administrative expenses	(5.6)
Increase in depreciation and amortization	(7.1)
Increase in gain on legal settlement	3.4
Decrease in interest expense net of interest income	3.6
Decrease in other income	(22.1)

Decrease in net income	$(15.3)

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures to be useful to investors as key supplemental measures of our performance: (1) FFO; (2) Operating FFO; (3) MRR; (4) NOI; (5) EBITDA; and (6) Adjusted EBITDA. These non-GAAP financial measures should be considered along with, but not as alternatives to, net income or loss and cash flows from operating activities as a measure of our operating performance and liquidity. FFO, Operating FFO, MRR, NOI, EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to FFO, Operating FFO, MRR, NOI, EBITDA and Adjusted EBITDA as reported by other companies that do not use the same definition or implementation guidelines or interpret the standards differently from us.

FFO and Operating FFO

We consider funds from operations, or FFO, to be a supplemental measure of our performance which should be considered along with, but not as an alternative to, net income (loss) and cash provided by operating activities as a measure of operating performance and liquidity. We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT. FFO represents net income (loss) (computed in accordance with GAAP), adjusted to exclude gains (or losses) from sales of property, real estate related depreciation and amortization and similar adjustments for unconsolidated partnerships and joint ventures. Our management uses FFO as a supplemental performance measure because, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, it provides a performance measure that, when compared year over year, captures trends in occupancy rates, rental rates and operating costs.

Due to the volatility and nature of certain significant charges and gains recorded in our operating results that management believes are not reflective of our core operating performance and liquidity, management computes an adjusted measure of FFO, which we refer to as Operating FFO. We generally calculate Operating FFO as FFO excluding certain non-recurring and primarily non-cash charges and gains and losses that management believes are not indicative of the results of our operating real estate portfolio. We believe that Operating FFO provides investors with another financial measure that may facilitate comparisons of operating performance and liquidity between periods and, to the extent they calculate Operating FFO on a comparable basis, between REITs.

We offer these measures because we recognize that FFO and Operating FFO will be used by investors as a basis to compare our operating performance and liquidity with that of other REITs. However, because FFO and Operating FFO exclude real estate depreciation and amortization and capture neither the changes in the value of our properties that result from use or market conditions, nor the level of capital expenditures and capitalized leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effect and could materially impact our financial condition, cash flows and results of operations, the utility of FFO and Operating FFO as measures of our operating performance and liquidity is limited. Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or do not calculate FFO in accordance with NAREIT guidance. In addition, our calculations of FFO and Operating FFO are not necessarily comparable to FFO and Operating FFO as calculated by other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us. FFO and Operating FFO are non-GAAP measures and should not be considered a measure of our results of operations or liquidity or as a substitute for, or an alternative to, net income (loss), cash provided by operating activities or any other performance measure determined in accordance with GAAP, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions to our stockholders.

A reconciliation of net income (loss) to FFO and Operating FFO is presented below:

	Three Months Ended March 31, (unaudited)		Year Ended December 31, (unaudited)
($ in thousands)	2013	2012	2012	2011	2010
FFO
Net income (loss)	$(2,074)	$(6,136)	$(9,767)	$(909)	$14,384
Real estate depreciation and amortization	9,608	6,878	30,968	23,956	17,387
Gain on sale of real estate	—	—	(948)	—	—

FFO	$7,534	$742	$20,253	$23,047	$31,771

Operating FFO
Restructuring charge	—	3,291	3,291	—	—
Write-off of unamortized deferred financing costs	1,098	1,434	1,434	—	—
Gain on legal settlement	—	—	—	(3,357)	—
Transaction costs	—	—	897	—	—
Intangible revenue	—	—	—	(960)	(4,844)
Gain on extinguishment of debt	—	—	—	—	(22,214)
Unrealized gain on derivatives	—	(307)	(307)	(4,830)	(2,257)

Operating FFO	$8,632	$5,160	$25,568	$13,900	$2,456

Monthly Recurring Revenue (MRR) and Recognized MRR

We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted.

Separately, we calculate recognized MRR as the recurring revenue recognized during a given period, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues.

Management uses MRR and recognized MRR as supplemental performance measures because they provide useful measures of increases in contractual revenue from our customer leases. MRR and recognized MRR should not be viewed by investors as alternatives to actual monthly revenue, as determined in accordance with GAAP. Other companies may not calculate MRR or recognized MRR in the same manner. Accordingly, our MRR and recognized MRR may not be comparable to other companies’ MRR and recognized MRR. MRR and recognized MRR should be considered only as supplements to total revenues as a measure of our performance. MRR and recognized MRR should not be used as measures of our results of operations or liquidity, nor is it indicative of funds available to meet our cash needs, including our ability to make distributions to our stockholders.

A reconciliation of total revenues to recognized MRR in the period and MRR at period end is presented below:

	Three Months Ended March 31,		Year Ended December 31,
	(unaudited)		(unaudited)
($ in thousands)	2013	2012	2012	2011	2010
Recognized MRR
Total period revenues (GAAP basis)	$41,498	$34,643	$145,759	$130,396	$120,155
Less: Total period recoveries	2,866	2,206	9,294	12,154	12,506
Total period deferred set-up fees	1,062	849	4,317	2,997	2,710
Total period other	1,232	1,080	3,615	6,303	6,107

Recognized MRR (in the period)	$36,338	$30,508	$128,533	$108,942	$98,832

MRR
Total period revenues (GAAP basis)	$41,498	$34,643	$145,759	$130,396	$120,155
Less: Total revenues excluding last month	27,300	22,733	132,338	119,156	109,497

Total revenues for last month of period	14,198	11,910	13,421	11,240	10,658
Less: Last month recoveries	1,035	742	879	897	1,175
Last month deferred set-up fees	366	297	441	278	195
Last month other plus adjustments for period end	576	171	244	167	150

MRR (at period end)*	$12,221	$10,700	$11,857	$9,898	$9,138

*	Does not include our booked-not-billed MRR balance, which was $2.3 million and $1.2 million as of March 31, 2013 and 2012, respectively, and $1.1 million, $1.0 million and $1.0 million as of December 31, 2012, 2011, and 2010, respectively.

Net Operating Income (NOI)

We calculate net operating income, or NOI, as net income (loss), excluding interest expense, interest income, depreciation and amortization, write off of unamortized deferred financing costs, gain on extinguishment of debt, transaction costs, gain on legal settlement, gain (loss) on sale of real estate, restructuring charge and general and administrative expenses. We allocate a management fee charge of 4% of cash rental revenues as a property operating cost and a corresponding reduction to general and administrative expense to cover the day-to-day administrative costs to operate our data centers. The management fee charge of 4% is reflected as a reduction to net operating income.

Management uses NOI as a supplemental performance measure because it provides a useful measure of the operating results from our customer leases. In addition, we believe it is useful to investors in evaluating and comparing the operating performance of our properties and to compute the fair value of our properties. Our NOI may not be comparable to other REITs’ NOI as other REITs may not calculate NOI in the same manner. NOI should be considered only as a supplement to net income as a measure of our performance and should not be used as a measure of our results of operations or liquidity or as an indication of funds available to meet our cash needs, including our ability to make distributions to our stockholders. NOI is a measure of the operating performance of our properties and not of our performance as a whole. NOI is therefore not a substitute for net income as computed in accordance with GAAP.

A reconciliation of net income (loss) to NOI is presented below:

	Three Months Ended March 31,		Year Ended December 31,
	(unaudited)		(unaudited)
($ in thousands)	2013	2012	2012	2011	2010
Net Operating Income (NOI)
Net income (loss)	$(2,074)	$(6,136)	$(9,767)	$(909)	$14,384
Interest expense	6,550	6,102	25,140	19,713	23,502
Interest income	(6)	(35)	(61)	(71)	(233)
Depreciation and amortization	10,815	7,751	34,932	26,165	19,086
Write off of unamortized deferred financing	1,098	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	(22,214)
Transaction costs	—	—	897	—	—
Gain on legal settlement	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	(948)	—	—
Restructuring charge	—	3,291	3,291	—	—
General and administrative expenses	9,594	8,358	35,986	28,470	22,844

NOI	$25,977	$20,765	$90,904	$70,011	$57,369

Breakdown of NOI by facility
Atlanta Metro data center	$12,184	$9,520	$42,787	$29,712	$26,595
Suwanee data center	6,784	8,306	30,471	32,258	28,508
Santa Clara data center	2,747	2,533	11,183	9,497	7,291
Richmond data center	2,267	770	6,094	267	—
Other data centers	1,995	(364)	369	(1,723)	(5,025)

NOI	$25,977	$20,765	$90,904	$70,011	$57,369

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

We calculate EBITDA as net income (loss) adjusted to exclude interest expense and interest income, provision for income taxes (including income taxes applicable to sale of assets) and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating and facilitating comparisons of our operating performance between periods and between REITs by removing the impact of our capital structure (primarily interest expense) and asset base charges (primarily depreciation and amortization) from our operating results.

In addition to EBITDA, we calculate an adjusted measure of EBITDA, which we refer to as Adjusted EBITDA, as EBITDA excluding unamortized deferred financing costs, gains on extinguishment of debt, transaction costs, equity-based compensation expense, restructuring charge, gain (loss) on legal settlement and gain on sale of real estate. We believe that Adjusted EBITDA provides investors with another financial measure that can facilitate comparisons of operating performance between periods and between REITs.

Management uses EBITDA and Adjusted EBITDA as supplemental performance measures as they provide useful measures of assessing our operating results. Other companies may not calculate EBITDA or Adjusted EBITDA in the same manner. Accordingly, our EBITDA and Adjusted EBITDA may not be comparable to others. EBITDA and Adjusted EBITDA should be considered only as supplements to net income (loss) as measures of our performance and should not be used as substitutes for net income (loss), as measures of our results of operations or liquidity or as an indications of funds available to meet our cash needs, including our ability to make distributions to our stockholders.

A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA is presented below:

	Three Months Ended March 31,		Year Ended December 31,
	(unaudited)		(unaudited)
($ in thousands)	2013	2012	2012	2011	2010
EBITDA
Net income (loss)	$(2,074)	$(6,136)	$(9,767)	$(909)	$14,384
Interest expense	6,550	6,102	25,140	19,713	23,502
Interest income	(6)	(35)	(61)	(71)	(233)
Depreciation and amortization	10,815	7,751	34,932	26,165	19,086

EBITDA	15,285	7,682	50,244	44,898	56,739

Adjusted EBITDA
Write off of unamortized deferred financing costs	1,098	1,434	1,434	—	—
Gain on extinguishment of debt	—	—	—	—	(22,214)
Transaction costs	—	—	897	—	—
Equity-based compensation expense	375	94	412	765	332
Gain on legal settlement	—	—	—	(3,357)	—
Gain on sale of real estate	—	—	(948)	—	—
Restructuring charge	—	3,291	3,291	—	—

Adjusted EBITDA	$16,758	$12,501	$55,330	$42,306	$34,857

Liquidity and Capital Resources

As a REIT, we are required to distribute at least 90% of our REIT taxable income to our stockholders on an annualized basis. We intend to make regular quarterly distributions to common stockholders and unit holders in order to maintain our status as a REIT. All such distributions are at the discretion of our Board of Directors. See “Distribution Policy.”

Short-term Liquidity

Our short-term liquidity needs include funding capital expenditures for the redevelopment of data center space during the next 12 months (a significant portion of which is discretionary), meeting debt service and debt maturity obligations, funding distributions to our stockholders and unitholders, utility costs, site maintenance costs, real estate and personal property taxes, insurance, rental expenses, general and administrative expenses and certain recurring and non-recurring capital expenditures.

We expect that we will incur $150 million to $175 million in capital expenditures during the next 12 months in connection with the redevelopment of our data center facilities. We expect to spend approximately $135 million to $150 million of capital expenditures on redevelopment, with the remainder allocated to capitalized overhead costs (including capitalized interest, commissions, payroll and other similar costs), personal property and other less material capital projects. We continue to evaluate acquisition opportunities, but those expenditures are not currently included in these future estimates. Our capital expenditures for the years ended December 31, 2012, 2011 and 2010, respectively, are summarized in the table below:

	Year Ended December 31,
($ in thousands)	2012	2011	2010
Redevelopment	$109,511	$ 97,118	$ 94,281
Personal property	4,694	1,154	1,212
Maintenance capital expenditures	1,725	997	892
Capitalized interest, commissions and other overhead costs	17,296	19,477	11,061

Total capital expenditures	$133,226	$118,746	$107,446

The increase in our expected capital expenditures during the next 12 months when compared to capital expenditures for the year ended December 31, 2012 is due to the continued expansion of our customer base and the associated ongoing growth in our existing facilities. See “—Cash Flows” for a discussion of the changes in capital expenditures for select historical periods.

Additional information concerning our estimated costs for projects that are currently under construction in our redevelopment pipeline is set forth below under “Business and Properties—Our Initial Portfolio—Redevelopment Pipeline.” This does not include approximately $4.5 million that relates to the buildout of space that will not be leased to customers (such as our office space at our headquarters and at our various other facilities). We expect to meet our short-term liquidity needs through net cash provided by operations, our current cash and cash equivalents balance and, to the extent necessary, additional indebtedness, including additional amounts on our credit facilities. The net proceeds of this offering received by us will primarily be used to repay indebtedness, including borrowings under our $350 million unsecured revolving credit facility, which is described below.

Upon completion of this offering, we expect to have $         million of cash and cash equivalents and the ability to borrow up to an additional $         million under our credit facilities, subject to ongoing compliance with our covenants, which we believe together will be sufficient to meet our short-term liquidity needs.

Long-term Liquidity

Our long-term liquidity needs primarily consist of funds for property acquisitions, scheduled debt maturities and recurring and non-recurring capital expenditures. We may also pursue additional redevelopment of our Atlanta Metro, Dallas, Richmond, and Santa Clara data centers and future redevelopment of other space in our portfolio. The redevelopment of this space, including timing, is at our discretion and will depend on a number of factors, including availability of capital and our estimate of the demand for data center space in the applicable market. We expect to meet our long-term liquidity needs with net cash provided by operations, incurrence of additional long-term indebtedness, borrowings under our credit facilities and issuance of additional equity or debt securities, subject to prevailing market conditions, as discussed below.

Cash

As of March 31, 2013, we had $1.4 million of unrestricted cash and cash equivalents, which excludes $2.2 million of restricted cash. On a pro forma basis, upon completion of this offering we expect to have $         million of cash and cash equivalents.

Indebtedness

As of March 31, 2013, we had outstanding approximately $560.7 million of indebtedness, including capital lease obligations and member advances. Upon completion of this offering, the following indebtedness will be outstanding:

Unsecured Credit Facility. In May 2013, we entered into a $575 million unsecured credit facility comprised of a five-year $225 million term loan and a four-year $350 million revolving credit facility with a one year extension, subject to satisfaction of certain conditions, for total capacity of $575 million. This credit facility replaced the $440 million secured credit facility previously in place and was also used to retire mortgages on the Miami and Santa Clara data center facilities. The total credit facility may be increased to $675 million subject to certain conditions set forth in the credit agreement, including the consent of the administrative agent and obtaining necessary commitments, either through an increase to the term loan or revolving credit facility, or a combination of both. Amounts outstanding under the unsecured credit facility bear interest at a variable rate equal to, at our election, LIBOR or a base rate, plus a spread that will range, depending upon our leverage ratio, from 2.10% to 2.85% for LIBOR loans or 1.10% to 1.85% for base rate loans. The unsecured credit facility includes certain financial covenants, including a leverage ratio of total indebtedness to gross asset value not in excess of 55%. The interest rate applied to the outstanding balance of the unsecured credit facility decreases incrementally for every 5% below the maximum leverage ratio. The availability under the revolving credit facility is the lesser of (i) $350 million, (ii) 55% of unencumbered asset pool capitalized value, (iii) the amount resulting in an unencumbered asset pool debt service ratio of 1.75 to 1.00, as defined, or (iv) the amount resulting in an unencumbered asset pool debt yield of 15%, less, in the case of (ii), (iii) and (iv), unsecured debt as defined in the revolving credit facility. The availability of funds under our unsecured credit facility depends on compliance with our covenants. As of May 1, 2013, we had outstanding $445.0 million of indebtedness out of a total of $564.8 million of available capacity under our revolving credit facility.

Richmond Secured Credit Facility. In December 2012, we entered into a credit facility secured by our Richmond data center. This credit facility had a borrowing capacity of $100 million at March 31, 2013 and includes an accordion feature that allows us to increase the capacity up to $125 million subject to certain conditions set forth in the credit agreement, including the consent of the administrative agent and obtaining necessary commitments. This credit facility has a stated maturity date of December 18, 2015 with our option to extend, subject to satisfaction of certain conditions, for one additional year. This facility carries variable interest at rates ranging from LIBOR plus 4.0% to LIBOR plus 4.5% (for which the rate as of March 31, 2013 was LIBOR plus 4.25%, or 4.46% per annum), based on our overall leverage ratio as defined in the credit facility. This credit facility includes certain financial covenants, including a leverage ratio of total indebtedness to gross asset value not in excess of 55%. The interest rate applied to the outstanding balance of the credit facility decreases incrementally for every 5% below the maximum leverage ratio. This credit facility calculates availability as the lower of (i) 55% of mortgaged property appraised value, (ii) the amount resulting in a borrowing base debt service ratio of 1.3 to 1.0 or (iii) the amount resulting in a borrower’s debt yield of 12%, in each case as defined in the credit facility. The availability of funds under our Richmond credit facility depends on compliance with our covenants. The proceeds from our Richmond credit facility may be used solely to finance the development of the Richmond property into a data center and to repay indebtedness under our unsecured credit facility described above. As of May 1, 2013, we had outstanding $70 million of indebtedness out of a total of $100 million of available capacity under our Richmond credit facility.

Atlanta Metro Equipment Loan. In April 2010, we entered into a $25 million loan to finance equipment related to an expansion project at our Atlanta Metro data center. The loan requires monthly interest and principal payments. The loan bears interest at 6.85% per annum, amortizes over ten years and matures on June 1, 2020.

For additional information relating to our indebtedness, see “Business and Properties—Description of Our Properties—Indebtedness Expected to be Outstanding After the Offering.”

Equity

Following consummation of this offering, we may issue equity securities from time to time, including OP units issued by our operating partnership in connection with acquisitions, as management and our board of directors may determine necessary or appropriate to satisfy our liquidity needs, taking into consideration market conditions, our stock price, the cost and availability of other sources of liquidity and any other relevant factors.

Contingencies

We are subject to various routine legal proceedings and other matters in the ordinary course of business. While resolution of these matters cannot be predicted with certainty, management believes, based upon information currently available, that the final outcome of these proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012, including the future non-cancellable minimum rental payments required under operating leases and the maturities and scheduled principal repayments of indebtedness and other agreements (in thousands):

Obligations	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$4,935	$4,949	$4,955	$5,030	$5,103	$71,092	$96,064
Capital leases	668	715	767	341	—	—	2,491
Future principal payments of indebtedness(1)	81,730	317,722	71,065	897	717	15,660	487,791
Member advances and notes payable(2)	26,958	—	—	—	—	—	26,958

Total(3)	$114,291	$323,386	$76,787	$6,268	$5,820	$86,752	$613,304

(1)	Does not include letters of credit of $3.5 million outstanding as of December 31, 2012 under our previous secured revolving credit facility, which now are part of our unsecured credit facility.
(2)	Represents the balance outstanding under a loan agreement with Chad L. Williams, our Chairman and Chief Executive Officer, and entities controlled by Chad L. Williams. This loan will be repaid prior to completion of this offering.
(3)	Total obligations does not include contractual interest that we are required to pay on our long-term debt obligations. Contractual interest payments on our credit facilities, mortgages, notes payable to related parties, capital leases and other financing arrangements through the scheduled maturity date, assuming no prepayment of debt, are shown below. Interest payments were estimated based on the principal amount of debt outstanding and the applicable interest rate as of December 31, 2012 (in thousands).

2013	2014	2015	2016	2017	Thereafter	Total
$24,050	$16,436	$4,133	$902	$712	$899	$47,133

In May 2013, we entered into a $575 million unsecured credit facility comprised of a $225 million term loan and a $350 million revolving credit facility for total capacity of $575 million. We obtained $445 million of proceeds at the closing of this credit facility, a majority of which we used to pay off our previous secured credit facility, a mortgage loan on our Miami data center and a bridge loan on our Santa Clara data center, and to pay down $5 million of a loan from Chad L. Williams, our Chairman and Chief Executive Officer, and entities controlled by Mr. Williams. In addition, $10 million of the outstanding balance of this loan simultaneously was cancelled in exchange for the issuance to Mr. Williams of $10 million of OP units. As a cumulative result of these actions, approximately $395 million of indebtedness outstanding as of December 31, 2012, which was scheduled to mature in 2013 and 2014, will now mature in 2017 and thereafter. The contractual obligations table below gives effect to the modification of our borrowings in connection with the new unsecured credit facility as of May 1, 2013 (in thousands):

Obligations	2013	2014	2015	2016	2017	Thereafter	Total
Operating leases	$3,290	$4,949	$4,955	$5,030	$5,103	$71,092	$94,419
Capital leases	450	715	767	341	—	—	2,273
Future principal payments of indebtedness(1)	16,122	2,239	72,397	2,567	222,748	233,888	549,961
Member advances and notes payable(2)	12,565	—	—	—	—	—	12,565

Total(3)	$32,427	$7,903	$78,119	$7,938	$227,851	$304,980	$659,218

(1)	Does not include letters of credit of $3.5 million outstanding as of May 1, 2013 under our previous secured revolving credit facility, which now are part of our unsecured credit facility.
(2)	Represents the balance outstanding under a loan agreement with Chad L. Williams, our Chairman and Chief Executive Officer, and entities controlled by Chad L. Williams. This loan will be repaid prior to completion of this offering.
(3)	Total obligations does not include contractual interest that we are required to pay on our long-term debt obligations. Contractual interest payments on our credit facilities, mortgages, notes payable to related parties, capital leases and other financing arrangements through the scheduled maturity date, assuming no prepayment of debt, are shown below. Interest payments were estimated based on the principal amount of debt outstanding and the applicable interest rate as of May 1, 2013, with amounts for 2013 relating to the portion of 2013 subsequent to May 1, 2013 (in thousands):

2013	2014	2015	2016	2017	Thereafter	Total
$12,328	$16,365	$15,624	$12,400	$7,493	$2,374	$66,585

Off-Balance Sheet Arrangements

We utilize derivatives to manage our interest rate exposure. Our interest rate swaps are designated as a cash flow hedge of future interest payments. During February 2012, we entered into two interest rate swaps with an aggregate notional amount of $150 million which qualified for hedge accounting treatment. We perform assessments of hedging effectiveness, and any ineffectiveness is recorded in interest expense. There was no ineffectiveness for the period ended March 31, 2013 or 2012, respectively.

Cash Flows

	Three Months Ended March 31,		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011	2010
Cash Flow Data
Cash flow provided by (used for):
Operating activities	$9,617	$11,339	$35,098	$24,374	$13,277
Investing activities	(48,571)	(29,170)	(194,927)	(118,746)	(56,574)
Financing activities	32,152	19,134	160,719	94,669	5,610

Three months ended March 31, 2013 compared to three months ended March 31, 2012

Cash flow provided by operating activities was $9.6 million for the three months ended March 31, 2013, compared to $11.3 million for the three months ended March 31, 2012. The decrease in cash flow provided by operating activities of $1.7 million was primarily due to a decrease in cash flow associated with net changes in working capital of $4.4 million. This decrease was partially offset by an increase in cash operating income of $2.6 million for the three months ended March 31, 2013.

Cash flow used for investing activities increased by $19.4 million to $48.6 million for the three months ended March 31, 2013, compared to $29.2 million for the three months ended March 31, 2012. The increase was primarily due to higher cash outflow for the acquisition of our Dallas facility of $10.9 million, change in restricted cash of $2.0 million associated with the acquisition of our Dallas facility and an increase in cash paid for capital expenditures related to the redevelopment of our Richmond and Suwanee data centers of $5.4 million. In connection with the closing of the Dallas acquisition, we obtained $10.3 million of seller-financed debt which was recorded as a non-cash transaction for cash flow purposes. These expenditures include capitalized soft costs such as interest, payroll and other internal costs to redevelop properties, which were, in the aggregate, $2.7 million and $2.1 million for the three months ended March 31, 2013 and 2012, respectively.

Cash flow provided by financing activities was $32.2 million for the three months ended March 31, 2013, compared to $19.1 million for the three months ended March 31, 2012. The increase was primarily a function of an increase in borrowings under our former credit facility in order to acquire and redevelop our facilities, as discussed in investing activities above.

Year ended December 31, 2012 compared to year ended December 31, 2011

Cash flow provided by operating activities was $35.1 million for the year ended December 31, 2012, compared to $24.4 million for the year ended December 31, 2011. The increased cash flow provided by operating activities of $10.7 million was primarily due to an increase in cash operating income of $4.9 million and an increase in cash flow associated with net changes in working capital of $5.9 million.

Cash flow used for investing activities increased by $76.2 million to $194.9 million for the year ended December 31, 2012, compared to $118.7 million for the year ended December 31, 2011. The increase was primarily due to higher cash outflow for the acquisition of our Sacramento facility of $63.3 million and an increase in cash paid for capital expenditures primarily related to redevelopment of our Atlanta Metro and Richmond data centers of $14.5 million. These increases were partially offset by proceeds from the sale of our former Topeka, Kansas facility of $1.5 million. These expenditures include capitalized soft costs such as interest, payroll and other internal costs to redevelop properties, which were, in the aggregate, $8.9 million and $8.7 million for the years ended December 31, 2012 and 2011, respectively.

Cash flow provided by financing activities was $160.7 million for the year ended December 31, 2012, compared to $94.7 million for the year ended December 31, 2011. The increase was primarily a function of $91.9 million of equity financing primarily provided by General Atlantic, $126.0 million of increased proceeds from our previous secured revolving credit facility in 2012 compared to 2011 and $70.0 million of proceeds drawn from a credit facility secured by our Richmond data center, offset by $216.6 million of debt repayments in 2012. The proceeds from these financings, net of debt repayment, were utilized to acquire and redevelop our facilities.

Year ended December 31, 2011 compared to year ended December 31, 2010

Cash flow provided by operating activities was $24.4 million for the year ended December 31, 2011, compared to $13.3 million for the prior period. The increased cash flow provided by operating activities of $11.1 million was primarily due to an increase in cash operating income of $15.3 million which was partially offset by a $4.2 million lower cash flow contribution from net changes in working capital.

Cash flow used in investing activities increased by $62.2 million to $118.7 million for the year ended December 31, 2011, compared to $56.6 million for the year ended December 31, 2010. The increase was primarily due to a positive cash flow contribution in 2010 from changes in restricted cash of $50.9 million that did not recur in 2011 and an increase in cash paid for capital expenditures primarily related to the redevelopment of data center space of $11.3 million. These expenditures include capitalized soft costs such as interest, payroll and other internal costs to redevelop properties, which were, in the aggregate, $8.7 million and $5.6 million for the years ended December 31, 2011 and 2010, respectively.

Cash flow provided by financing activities was $94.7 million for the year ended December 31, 2011, compared to $5.6 million for the year ended December 31, 2010. The increase was primarily due to debt borrowings, the proceeds from which were utilized to continue to invest in our facilities.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our predecessor’s historical financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates. We have provided a summary of our significant accounting policies in Note 2 of our predecessor’s audited financial statements included elsewhere in this prospectus. We describe below accounting policies that require material subjective or complex judgments and that have the most significant impact on our financial condition and results of operations. Our management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions management believes are reasonable as of the date of this prospectus.

Real Estate Assets. Real estate assets are reported at cost. All capital improvements for the income-producing properties that extend their useful life are capitalized to individual property improvements and depreciated over their estimated useful lives. Depreciation is generally provided on a straight-line basis over 40 years from the date the property was placed in service. Property improvements are depreciated on a straight-line basis over the life of the respective improvement ranging from 20 to 40 years from the date the components were placed in service. Leasehold improvements are depreciated over the lesser of 20 years or through the end of the respective life of the lease. Repairs and maintenance costs are expensed as incurred.

Capitalization of Costs. We capitalize certain redevelopment costs, including internal costs, incurred in connection with redevelopment. The capitalization of costs during the construction period (including interest and related loan fees, property taxes and other direct and indirect costs) begins when redevelopment efforts commence and ends when the asset is ready for its intended use.

Intangible Assets and Liabilities. Intangible assets and liabilities include acquired above-market leases, below-market leases, in-place leases and customer relationships. Acquired above-market leases are amortized on a straight-line basis as a decrease to rental revenue over the remaining term of the underlying leases. Acquired below-market leases are amortized on a straight-line basis as an increase to rental revenue over the remaining term of the underlying leases, including fixed option renewal periods, if any. Acquired in-place lease costs are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired customer relationships are amortized as amortization expense on a straight-line basis over the expected life of the customer relationship. Should a customer terminate its lease, the unamortized portions of the acquired above-market and below-market leases, acquired in-place lease costs and acquired customer relationships associated with that customer are written off to amortization expense or rental revenue, as indicated above.

Impairment of Long-Lived and Intangible Assets. Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, we assess whether there has been impairment in the value of long-lived assets used in operations or in development and intangible assets. Recoverability of assets to be held and used is generally measured by comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset group. If the net carrying value of the asset exceeds the value of the undiscounted cash flows, the fair value of the asset is assessed and may be considered impaired. An impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value.

Deferred Costs. Deferred costs, net on our balance sheet includes both financing costs and leasing costs. Deferred financing costs represent fees and other costs incurred in connection with obtaining debt and are amortized over the term of the loan and are included in interest expense. Deferred leasing costs consist of external fees and internal costs incurred in the successful negotiations of leases and are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense.

Deferred Income. Deferred income generally results from non-refundable charges paid by the customer at lease inception to prepare their space for occupancy. We record this initial payment, commonly referred to as set-up fees, as a deferred income liability which amortizes into rental revenue over the term of the related lease on a straight-line basis.

Rental Revenue. We, as a lessor, have retained substantially all the risks and benefits of ownership and account for our leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the non-cancellable term of the leases, which commences when control of the space has been provided to the customer. Rental revenue also includes amortization of set-up fees which are amortized over the term of the respective lease, as discussed above.

Recoveries from Customers. Certain customer leases contain provisions under which the customers reimburse us for a portion of the property’s real estate taxes, insurance and other operating expenses, which include certain power and cooling-related charges. The reimbursements are included in revenue as recoveries from customers in the statements of operations and comprehensive income in the period in which the applicable expenditures are incurred. Certain customer leases are structured to provide a fixed monthly billing amount that includes an estimate of various operating expenses, with all revenue from such leases included in rental revenue.

Cloud and Managed Services Revenue. We may provide both our Cloud product and access to our Managed Services to our customers on an individual or combined basis. Service fee revenue is recognized as the revenue is earned, which generally coincides with the services being provided.

Inflation

Substantially all of our long-term leases—leases with a term greater than three years—contain rent increases and reimbursement for certain operating costs. As a result, we believe that we are largely insulated from the effects of inflation over periods greater than three years. Leases with terms of three years or less will be replaced or renegotiated within three years and should adjust to reflect changed conditions, also mitigating the effects of inflation. Moreover, to the extent that there are material increases in utility costs, we generally reserve the right to renegotiate the rate. However, any increases in the costs of redevelopment of our properties will generally result in a higher cost of the property, which will result in increased cash requirements to redevelop our properties and increased depreciation and amortization expense in future periods, and, in some circumstances, we may not be able to directly pass along the increase in these redevelopment costs to our customers in the form of higher rental rates.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control, contribute to interest rate risk.

As of March 31, 2013, we had outstanding $420 million of consolidated indebtedness that bore interest at variable rates, of which $150 million was hedged utilizing interest rate swaps that have a fixed LIBOR rate of 0.5825% and expire in September 2014. An interest rate cap of an additional $50 million was put in place as of March 31, 2013 with a capped LIBOR rate of 3% through December 18, 2015.

We monitor our market risk exposures using a sensitivity analysis. Our sensitivity analysis estimates the exposure to market risk sensitive instruments assuming a hypothetical 1% change in year-end interest rates. LIBOR rates are not currently within 1% of our interest rate caps, therefore a 1% increase in interest rates would increase the interest expense on the $270 million of variable indebtedness outstanding as of March 31, 2013 that is not hedged by approximately $2.7 million annually. Conversely, a decrease in the LIBOR rate to 0% would decrease the interest expense on this $270 million of variable indebtedness outstanding by approximately $0.5 million annually based on the one month LIBOR rate of approximately 0.2% as of May 1, 2013.

The above analyses do not consider the effect of any change in overall economic activity that could impact interest rates or expected changes associated with future indebtedness. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Data centers are specialized facilities designed to house mission-critical networking and computer equipment, including servers, data storage systems, routers, switches and fiber optic communications equipment. In addition, data centers provide the power, cooling and network connectivity necessary to efficiently operate this IT equipment in a secure, controlled environment. Many data centers are geographically located in places where multiple communications networks intersect and meet. These data centers can also act as interconnection points that allow customers to connect to multiple communication service provider networks and exchange traffic with each other. Data centers generally include raised flooring, which enables efficient, flexible distribution of cooled air and power, redundant power supplies, redundant data communication, environmental controls (e.g., air conditioning and fire suppression) and security systems.

Data center space typically is available in three configurations: cabinets, cages and suites. Cabinets are enclosed private cabinets that provide a relatively small amount of usable space. Cages are private enclosures that are leased on a per square foot basis and can accommodate cabinets and freestanding or non-rack mountable equipment. Suites are private rooms with solid walls that can be configured to the specifications of the customer. Users of data centers include organizations such as financial institutions, healthcare companies, government agencies, communications service providers, software companies, global Internet companies and cloud enterprises, which utilize data centers for a variety of purposes, including core revenue-generating operations, primary corporate computing, data storage and management, business continuity, disaster recovery, web hosting and IT outsourcing.

Industry History and Evolution

While data centers have existed since the early 1960s, the data center industry has evolved considerably in the last decade. In the mid-2000s, most industries started moving their business data, content and applications to Internet-based technologies. Today, almost everything done on the Internet from sending or receiving email, browsing a website, watching a video or uploading or downloading a file starts at, passes through, ends in or is processed on a computer that resides in a data center. Both the continued growth of the Internet, which has forced businesses to provide their online products and services 24 hours a day, 7 days a week, and business’ increasing dependence on real-time data collection, processing, analysis, storage and distribution have increased the need for reliable, highly redundant data centers that reduce the risk of power, cooling and communication outages. As businesses have become increasingly dependent on technology and the Internet, they require secure space to house computer equipment in an environment that provides access to multiple communication service provider networks and significant power density.

Third-party data centers provide the necessary power densities and act as the hubs to securely and efficiently process, analyze, store and distribute data, content and applications. We believe that the data center industry has reached a tipping point in the last decade whereby the significant security and power density requirements of customers can be more efficiently delivered through purpose-built facilities rather than at a customer’s existing premises, such as office buildings. For example, we believe a modern data center can support approximately 150 watts of capacity for each square foot of customer space, compared to 5 to 10 watts per square foot in a typical office building.

In addition to security and power density, we believe that in recent years the primary focus of customers of third-party data center providers has shifted from improving the ability to respond to adverse or unpredictable conditions such as interruption of power to the facility, or operational resiliency, to operational efficiency. Because of this, third-party data center providers are now focused on delivering data center solutions in the most efficient manner possible, across multiple dimensions: capital, pricing, deployment, operations, maintenance, labor (including adoption of data center infrastructure management solutions), regulatory compliance and sustainability. We believe that the scale of a data center facility plays an important role in achieving efficiency across all of the above dimensions, highlighting the importance of mega data centers, which we define as data centers with a minimum of 150,000 raised floor square feet that offer significant power density. Further, customers also have adopted cloud and managed services to reduce cost, provide flexibility, respond to business requirements quickly and add, reconfigure or remove computing resources as needed, in real-time. As cloud and managed services grow in importance, we believe that third-party data center providers will take on an even greater and more vital role.

The North American data center market traditionally had been confined to a handful of metropolitan areas, such as New York, Silicon Valley, Northern Virginia, Chicago, Dallas and Los Angeles. In recent years, however, as more organizations in other large and smaller population centers have experienced increased IT demands and needs for IT outsourcing, other geographic areas have begun to emerge as new data center markets. For example, the IT needs of South American companies have propelled the data center market in Miami. In addition, Richmond is becoming an alternative to data centers in Northern Virginia in part due to its proximate location to federal government customers. We have also observed larger enterprise data center users increasingly deciding to locate their data centers in diverse locations throughout the country, including smaller metropolitan areas. At the same time, in traditional data center markets, such as Silicon Valley, continued increases in IT demands and outsourcing needs are causing a large number of organizations to compete for a limited supply of data centers. We believe that both the traditional and emerging data center markets are currently underserved and, as a result, present significant opportunities for established data center providers such as ourselves.

Primary Offerings in Today’s Data Centers

The data center industry encompasses a wide range of facility types that correspond to different customer technology, cost, regulatory and industry/business requirements. While the two broad categories of data centers include in-house and third-party providers, both types of facilities feature the same technical infrastructure elements that transform a building into a data center, including primary and backup power sources, advanced cooling and ventilation systems, fire suppression systems, physical and digital security and network connectivity.

In-House Data Centers

Many companies still own and operate their own data centers. These facilities may be as small as single server rooms within a company’s office space or as large as standalone, purpose-built data centers. Companies may choose to operate in-house data centers due to regulatory considerations or because IT infrastructure is perceived to be a core competency and an important element of their business value proposition.

Third-Party Data Center Providers

We believe that an increasing portion of the data center customer market utilizes multi-tenant data centers due to the efficiency of design, including access to power, enhanced security and rich connectivity, the increased flexibility and scalability these data centers offer, and the customers’ desire to focus on their core competencies and free-up balance sheet capacity. There are three key market segments of the multi-tenant data center services industry—wholesale/custom data centers, retail colocation data centers and cloud and managed services providers, as described below:

Wholesale / Custom Data Center. Wholesale providers generally serve large customers who typically rent at least 500 kilowatts, or kW, of power and at least 3,000 square feet of raised floor under long-term leases of five to ten years with little or no managed services. Wholesale infrastructure providers, who generally own the underlying data center facility, are responsible for developing and maintaining the core power and cooling systems necessary to run a customer’s system continuously. However, installing and maintaining the servers and related equipment, including connecting them to a telecommunications network, generally remains the customer’s responsibility.

Wholesale infrastructure providers seek to distinguish themselves by the large amount of power they can provide through a single facility and the long-term cost savings they can offer to customers through economies of scale. The cost of power consumed by customers is passed through to customers, which is known as metered power. This lease structure enables customers to tie costs more closely to actual usage, which can provide significant savings, particularly during a ramp-up phase prior to full utilization of available power. Some wholesale providers also utilize triple-net leases, under which the operating costs, including power, of a property are passed through to the customers. Wholesale customers generally consist of large corporations, government agencies and global Internet businesses. Customers also include cloud and managed services providers who sublease their space to customers.

Retail Colocation. Retail colocation providers typically serve customers that rent smaller amounts of space in the form of cabinets or cages, but often require high network connectivity densities and interconnection services. Some retail colocation providers also provide additional managed services. By combining these services with secure, economically designed space, power and cooling, these retail colocation providers are able to charge more than a wholesale provider, realizing higher revenue per raised square foot than those who do not offer such services. Retail colocation customers typically sign a gross lease of up to three years that includes a specified amount of power usage with separate charges for any power overages. Retail colocation customers include a broad range of organizations, from SMBs to large corporations and government agencies.

Cloud and Managed Services. We believe that cloud computing is the fastest-growing product offered within the data center industry. The U.S. National Institute of Standards and Technology, or NIST, defines cloud computing as a model that provides convenient, on-demand network access to a shared pool of servers that can be configured and rapidly released to users with minimal management effort or coordination with service providers. The three primary segments in the overall cloud provider market include applications (such as Microsoft Office Live, Salesforce.com and Workday), where software and related data are hosted on third party servers and accessed by users via a web browser, platform (such as Microsoft Windows Live, VMware Cloud Foundry and Adobe AIR), which allows customers to develop and deploy software applications on third party servers, and infrastructure (such as Amazon Web Services and Rackspace), which allows customers to store data and run their operating system and application software on virtual servers with flexible capacity. We primarily compete in the infrastructure segment. Although cloud infrastructure providers historically have targeted smaller companies, we believe that cloud products are applicable to any organization (including large corporations, SMBs, and government agencies) that is looking to reduce capital expenditures and outsource IT infrastructure.

Cloud and managed services providers, in addition to providing space, power, connectivity and a secure environment, also can provide a comprehensive outsourced solution that comprises the management (and typically ownership) of the servers, storage and networking infrastructure, as well as the management of operating systems and other infrastructure software. Since a cloud offering provides a comprehensive outsourced solution, average pricing is significantly higher on a per square foot basis than wholesale and retail colocation pricing. Customer contracts for complex, highly customized solutions are typically up to three years and fixed-price, while those for less complex solutions and with limited-to-no customization are typically short-term or no contract with usage based pricing.

Managed services are additional support services necessary to operate equipment and associated business applications, and are sold as discrete services. These managed services may include configuration, operation and monitoring of computer equipment and networks, database management and application management and are billed on a per use or monthly basis. Although customers may not need to outsource these services currently, we believe that the provision of managed services will increase as customers’ IT needs become more complex.

Market Opportunity

According to 451 Research, the North American multi-tenant data center market, which includes wholesale and retail colocation offerings, is estimated to grow from $8.2 billion in 2011 to $13.7 billion in 2014, representing a compound annual growth rate of 19%. In addition, according to 451 Research, the market for cloud IaaS is estimated to grow from $1.4 billion in 2011 to $5.2 billion in 2014, representing a compound annual growth rate of 55%.

We believe that the data center industry enjoys strong demand principally driven by the continually increasing need for processing, storage and network interconnection capabilities. Additionally, companies are increasingly outsourcing their data center needs due to the high cost of operating in-house data center facilities, increasing power and cooling requirements for data centers, the operational-intensive nature of a data center and the growing focus on business redundancy and disaster recovery planning. At the same time, we believe that there are a limited number of companies that can adequately service the increasingly complex needs of data center customers.

While not immune to downturns in the economy, we believe that the increasingly mission-critical nature of the data center business and the positive trends driving overall demand make data centers more resilient to a downturn in the broader economy. Organizations are becoming increasingly dependent on technology to power their critical business processes. Customers therefore require that their IT infrastructure runs smoothly and efficiently throughout the various stages of an economic cycle, including periods of economic downturn. As a result, we believe that data center customers are less likely to terminate leases during economic downturns than customers who lease more traditional forms of real estate. In addition, during economic downturns, when businesses have less access to capital to pursue an internal upgrade or development of data center space, outsourcing to third-party data centers may offer a more cost-effective solution. Finally, as was experienced during the recent recession, the volume of data created and transmitted across the Internet, and the corresponding data storage requirements, has continued to expand regardless of macroeconomic conditions.

Industry Demand Drivers

The rapid growth of data is transforming the way businesses operate

We believe that as the growth of data accelerates, large and small organizations increasingly will seek sophisticated and enhanced information and content management, security, storage infrastructure and archiving solutions, which will translate into continued demand growth for data center space.

Growing levels of Internet traffic. According to IBM, 90% of the data in the world today has been created in the last two years, and every day 2.5 exabytes, or 2.7 trillion megabytes, of data are created. For illustrative purposes, 1 terabyte contains 2,000 hours of CD-quality music, 10 terabytes could store the entire U.S. Library of Congress print collection and there are 1 million terabytes per exabyte. IP traffic is expected to grow 23% annually from 2012 to 2017, according to Cisco’s May 2013 Visual Networking Index Update. Key drivers of Internet traffic growth include the proliferation of Internet-connected devices (particularly smart phones and tablets), the spread of high-speed mobile networks, the growth in consumers’ appetite for online/mobile video streaming and social networking, the expansion of Internet-based business models, increased business use of real-time data access and processing-heavy applications for business analytics and data mining. According to the GSMA Mobile Economy 2013 report, there were almost seven billion mobile connections in 2012, and three billion connections are expected to be added through 2017. GSMA also forecasts that the share of 3G and 4G networks will increase from 26% in 2013 to 53% in 2017, providing an opportunity for continued high growth in mobile data traffic.

Increasing data and demand for more secure data storage capabilities. As the amount of digital information grows, corporations and government agencies are faced with an increasing need to store this information and do so in a secure manner due to heightened regulatory requirements regarding security and data privacy. These regulatory initiatives include, among others, the Health Insurance Portability and Accountability Act, or HIPAA, the Payment Card Industry

Data Security Standard, or PCI DSS, the Federal Information Security Management Act, or FISMA, and the Federal Financial Institutions Examining Council, or FFIEC. As a result of these regulatory requirements, archival and storage systems and the media used to retain the records require increasingly secure facilities with reliable, long-term access and rapid retrieval capabilities. We believe the highly secure and redundant nature of third-party data center facilities makes them uniquely suited to address this need.

Increasing demand to outsource IT functions

Data centers are outside of the core competency of many companies and have become increasingly more complex and expensive to design, build and operate. We believe that businesses continue to recognize that outsourcing could improve their cost structure, accelerate the deployment process and lower their overall IT risk. Third-party data center providers often offer superior infrastructure, operational expertise 24 hours/day and 7 days/week, redundancy, service level commitments and access to a diversity of major network carriers.

Businesses are increasingly looking to outsource their IT infrastructure requirements to third-party data center operators. In an August 2011 survey of over 200 data center professionals conducted by Data Center Knowledge, 62% of respondents indicated that they currently outsource or plan to outsource parts of their data center infrastructure. In addition, according to the DatacenterDynamics 2012 Global Census, there has been a significant increase in the uptake of outsourcing globally, particularly colocation. The trend toward outsourcing is driven by the following primary factors:

Cost benefits to customers. In recent years, the specifications required of data center facilities have been elevated by new technological developments, escalating power and cooling demands, expanding regulatory requirements, increasing dependence on technology for critical business functions 24 hours/day and 7 days/week and the growing need for enhanced connectivity options. Building or upgrading a data center to meet these advanced specifications requires a significant investment of both capital and resources, as well as the personnel cost to deploy, operate and maintain the data center, which could prove to be a significant distraction from a company’s core business operations. Third-party operators can provide customers with benefits including lower utility costs, higher power usage effectiveness and high levels of redundancy and resiliency.

Increased demand for flexible and customized solutions. When evaluating which third-party data center provider to select, energy efficiency, security, high performing technology and location have become standard elements of any data center solution. Many customers have begun to view offerings such as cloud, managed services and customizable data centers as key differentiators in their selection processes, and this trend is expected to continue. Customers’ needs for such services can evolve quickly, which provides third-party providers that offer a full suite of customized solutions with a distinguishing competitive advantage compared to single-product providers and in-house options.

Attractive Supply / Demand Imbalance

Despite a growing supply of third-party data center capacity, we believe that a supply and demand imbalance currently exists in certain markets for secure, high-quality, high-power, fully redundant facilities and will persist over the next several years. We believe this imbalance will be driven by a number of factors in addition to the industry demand drivers described above, including the following:

High barriers to entry. Several factors make it difficult for other companies to enter the data center market. First, we believe that land suitable for data center development with access to sufficient power and significant fiber optic networks is limited. Although there may be an abundance of developable land, finding the right combination of location, power and fiber optic networks to meet the demands of sophisticated customers is a significant challenge. Second, once suitable land has been identified, the upfront costs associated with developing modern data center infrastructure are substantial and almost certainly require access to sources of meaningful debt and equity financing. We believe that the average greenfield development of a 5 to 10 MW data center costs an average of $10 to $12 million per MW to develop. In addition, real estate planning, zoning and permission processes and other potential regulatory obstacles to data center development can be substantial. Third, data center development and expansion require significant knowledge of, and expertise in, data center design and development, IT infrastructure installation, IT management and maintenance, technology service and support, sophisticated electrical, power and cooling systems and physical and network security, which traditional commercial real estate companies do not possess and cannot readily access. The key personnel necessary to develop and maintain data centers have highly sought-after training, combining experience in commercial real estate, data center construction and technology, Internet technology and electrical and mechanical engineering.

In addition, we believe that customers seeking data center space focus intently on the data center provider’s experience, as well as the customer’s ability to grow within the provider’s footprint as the customer’s IT needs grow. When a company is outsourcing the housing of its networking and computer equipment, it is outsourcing a mission-critical component of its business. We believe that existing data center providers that have established reputations and track records can attract new customers more readily than potential new entrants. Together, these factors make it more difficult for new participants to enter this market and reinforce the value proposition of established data center providers.

High customer retention. We believe highly specialized data center solutions are not easily replicated. Because data centers typically house customers’ critical networking and computer equipment, the cost, downtime and execution risk incurred by a customer in relocating its equipment to another location are substantial. As data center providers deepen their relationships with their customers through cloud and managed services offerings, we believe customers will generally refrain from changing data center facilities unless their needs outgrow the available rentable square footage and/or power and cooling capacity at their existing data center or the service provider underperforms. Due to the mission-critical nature of this equipment, we believe customers generally prefer maintaining long-term relationships with data center operators that have proven to be historically reliable and provide superior customer service. Therefore, we believe that data centers are generally less susceptible to customer relocations and that customer retention in the data center industry is higher than in more traditional forms of real estate, such as office or retail.

BUSINESS AND PROPERTIES

Overview

We are a leading owner, developer and operator of state-of-the-art, carrier-neutral, multi-tenant data centers. Our data centers are facilities that house the network and computer equipment of multiple customers and provide access to a range of communications carriers. We have a fully integrated platform through which we own and operate our data centers and provide a broad range of IT infrastructure solutions. We refer to our spectrum of core data center products as our “3Cs”, which consists of Custom Data Center, Colocation and Cloud and Managed Services. According to 451 Research, we are the only national multi-tenant data center provider to offer a full complement of solutions catering to a broad range of customers, which includes wholesale data center, colocation, interconnection and hosting and/or cloud services.

We operate a portfolio of 10 data centers across seven states, located in some of the top U.S. data center markets plus other high-growth markets. We own two of the largest multi-tenant data centers in the world, including the fifth largest data center in the world according to a Forbes magazine article published in November 2012. Our data centers are highly specialized, full-service, mission-critical facilities used by our customers to house, power and cool the networking equipment and computer systems that support their most critical business processes. We believe that our data centers are best-in-class and engineered to among the highest specifications commercially available to customers, providing fully redundant, high-density power and cooling sufficient to meet the needs of major national and international companies and organizations. This is in part reflected by our operating track record of “five-nines” (99.999%) reliability and by our diverse customer base of more than 850 customers, including financial institutions, healthcare companies, government agencies, communications service providers, software companies and global Internet companies.

Our data center portfolio contains approximately 3.8 million gross square feet of space (approximately 92% of which is wholly owned by us), including approximately 1.8 million “basis-of-design” raised floor square feet, which represents the total data center raised floor potential of our existing data center facilities. This represents the estimated amount of space in our existing buildings that could be leased following full build-out, depending on the configuration that we deploy. As of March 31, 2013, this space included approximately 643,000 raised floor operating NRSF plus approximately 1.1 million square feet of additional raised floor in our development pipeline, of which approximately 367,000 NRSF is expected to become operational by June 30, 2016. Therefore, we have the capability to almost triple our raised floor square footage within our current footprint. Our facilities collectively have access to over 500 MW of gross utility power with 390 MW of available utility power. We believe such access to power gives us a competitive advantage in redeveloping data center space, since access to power is usually the most limiting and expensive component in data center redevelopment. As of March 31, 2013, our properties were approximately 88% leased based on our leasable raised floor of approximately 478,000 square feet.

History of Our Company and Our Founder

Chad L. Williams, our Founder, Chairman and Chief Executive Officer, has more than 24 years of experience in the development and management of private companies, including eight years owning and operating data centers, both as our Chief Executive Officer and previously as Chief Executive Officer of the Quality Group of Companies, L.L.C., or QGC. During the past 24 years, Mr. Williams transformed QGC into a multifaceted organization with a national property portfolio centered on the development of special-use, mission-critical facilities.

In 2003, Mr. Williams leveraged his experience developing, owning and managing mission-critical facilities and began acquiring data centers with the strategy of building a national presence to provide this type of facility. Under Mr. Williams’ leadership and through a series of acquisitions, the business grew from operating a single facility to a national and fully integrated data center platform. In 2005, affiliates of QGC acquired an approximately 367,000 gross square foot data center property in Suwanee, Georgia, which we consider one of our flagship properties. After the acquisition of Suwanee, affiliates of QGC acquired an approximately 969,000 gross square foot data center in Atlanta, Georgia in 2006 and an approximately 135,000 gross square foot data center in Santa Clara, California in 2007. After the acquisition of these data centers, affiliates of QGC, and later we, continued to acquire, either through individual property acquisitions or corporate transactions, ownership or operation of additional data centers. Today, under Mr. Williams’ leadership, we operate 10 data center facilities totaling approximately 3.8 million gross square feet. Mr. Williams’ vision of obtaining and revitalizing large, scalable properties in growing data center markets has become the cornerstone of our business strategy. The ownership of mega data centers allows us to provide Custom Data Center, Colocation and Cloud and Managed Services. We believe that our fully integrated platform of 3Cs has been valuable in obtaining new customers in markets across the United States.

In 2009, Mr. Williams partnered with General Atlantic LLC, which provided us with growth equity capital, and our operating partnership was formed. Established in 1980, General Atlantic LLC is a global growth equity firm providing capital and strategic support for growth companies. As of March 31, 2013, General Atlantic LLC managed approximately $17 billion in capital (comprised of both total committed capital and portfolio investments) and has more than 70 investment professionals based in Greenwich, New York, Palo Alto, São Paulo, London, Munich, Hong Kong, Beijing, Singapore and Mumbai.

Our Platform and Product Offerings

Starting in 2005, we recognized that organizations need access to a comprehensive set of IT infrastructure solutions to support both legacy and emerging IT applications. With this in mind, we have built over the last several years a fully integrated platform that offers a unique and comprehensive portfolio of data center products that allows us to meet the IT infrastructure needs of our customers. From the largest custom data center space requirements, to colocation leasing, to cloud and managed services, we strive to meet our customers’ existing needs while providing the products and solutions that enable them to grow within our platform.

The diagram below shows what one of our typical data centers looks like:

We believe that our fully integrated platform—which combines the ownership and operation of data centers with a broad range of IT infrastructure solutions—sets us apart from our competitors in the data center industry and makes our offerings more attractive to customers. Our spectrum of core data center products, our 3Cs, consists of Custom Data Center, Colocation and Cloud and Managed Services. By offering all of these products, we believe that we capture a larger addressable market and that our platform is particularly attractive to customers who anticipate future growth and/or evolving technology needs, but would like to remain with a single provider.

Custom Data Center (C1). Our Custom Data Center, or C1, product features large, private spaces with scalable, highly resilient and redundant metered power configurations designed to specific, individual customer requirements. The C1 product is, in effect, a “data center within a data center.” Our customized data center space houses customer-critical IT infrastructure and we believe provides our customers with a cost-effective, efficient and low-risk alternative to building, buying or expanding their own data centers. This product also gives our customers added financial and contractual flexibility for power and space by leveraging the scale, design and flexibility of our data centers. In addition to their customized space, our C1 customers also may elect to use any of our Managed Services to support their infrastructure and IT needs. Customers who lease our Custom Data Center space generally enter long-term leases of five to ten years, occupy at least 3,300 square feet of raised floor (and can occupy tens of thousands of square feet) and generally utilize 500 kW or more of power. Custom Data Center customers typically enter into an agreement that provides for a metered power solution. These customers reimburse us for their actual direct power use plus a power utilization efficiency, or PUE, factor to reimburse the utility costs associated with cooling the data center facility, in addition to reimbursements for other related operating expenses. As of March 31, 2013, our Custom Data Center product represented approximately 37% of our MRR.

Colocation (C2). Our Colocation, or C2, product features data center space in the form of leased cages, cabinets or suites, which typically provide smaller amounts of space than our C1 product, to house customer IT infrastructure. Our Colocation product offers the option of both metered and non-metered power. Our non-metered power Colocation customers generally enter into a gross lease with a fixed monthly payment that includes all utility and other operating costs and a standard term of three years. Similar to our other products and services, our Colocation product is scalable to meet customers’ IT requirements and provides them with a flexible IT solution and ample expansion options in a stable and secure environment. As with our C1 customers, Colocation customers may elect to use our Cloud and Managed Services to support their IT infrastructure needs. We generally realize higher revenues per leased raised floor square foot with C2 customers compared to C1 customers because of higher utilization levels of our Managed Services, retail compared to wholesale pricing given the relative sizes of the leases, reimbursement for power and other operating expenses that is included within rental revenue for non-metered power customers and as compensation for reduced space utilization due to common areas between C2 customers within a given data center room. As of March 31, 2013, our Colocation product represented approximately 51% of our MRR.

Cloud and Managed Services (C3). We offer our Cloud and Managed Services, or C3, products through a portfolio of highly secure, regulatory compliant and scalable IT infrastructure and services to support varied business applications and requirements. As of March 31, 2013, our Cloud and Managed Services products represented approximately 11% of our MRR. Our C3 products include:

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Cloud. Our Cloud product offers a private cloud solution through QTS Cloud Pods, which are installed in our mega data centers adjacent to the interconnect hubs in each facility. Each pod consists of three racks that occupy 75 square feet of raised floor and draw 18 kW of power, offering 1 Gbps connectivity and 50 TBs of storage. A single Cloud Pod supports over 40 virtual machines, and is designed to serve, on average, 3-4 customers, typically under a three-year lease. We also offer our Cloud customers additional features including specialized storage and security and regulatory compliance capabilities, and we build custom Cloud Pods for customer-specific requirements. Our Cloud growth strategy includes leveraging our infrastructure to increase capacity within each Cloud Pod and enabling rapid expansion through the build-out of additional Cloud Pods.

Cloud customers are typically looking for a minimal amount of data center capacity with the flexibility to increase their capacity based on the rapidly-evolving requirements of their businesses. In our Cloud Pods, customers can run their application software on our highly reliable and flexible systems and hardware, thereby eliminating capital expenses and reducing operational costs associated with owning and operating their own equipment and hardware. We differentiate our Cloud product through our ability to customize our offering to address a broad range of customer requirements, including dedicated infrastructure, security needs and compliance standards, such as HIPAA and PCI DSS. In contrast, other large cloud companies, such as Amazon Web Services, offer off-the-shelf services that are not customized to the specific needs of individual customers and which generally consist of smaller, short-term commitments from the customer. Examples of our Cloud customers and how they use our product include: hosting services for healthcare software-as-a-service companies, e-mail archiving for a federal government agency, disaster recovery for a financial services company and dedicated infrastructure for a healthcare services provider.

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Managed Services. Our Managed Services are support services that include the management of networks, security, operating systems and data back-up, as well as applications monitoring and testing. These offerings may be combined with any of our C1, C2 and other C3 products. Many customers who use our products are seeking a highly secure IT infrastructure solution that allows them to efficiently and flexibly add new services as their needs evolve, without having to find new providers or build new in-house infrastructure.

Our 3Cs product offerings also provide robust carrier-neutral connectivity and interconnection in a secure and regulatory compliant environment. We offer our customers hundreds of carrier alternatives in addition to a full range of interconnection and IP bandwidth options. As a result, our customers benefit from our ability to create data center “ecosystems” within individual data centers and interconnections between one or more data centers, thereby enabling their critical data transactions to be fast, reliable and secure. We offer a comprehensive, integrated solution to provide security and safety for our customers’ physical and virtual assets and we strive to be a leader in security and regulatory compliance among data center providers. We have a dedicated compliance team, focused on monitoring, testing, maintaining and expanding the proper systems and procedures necessary to comply with a growing list of mandated regulations, including HIPAA, FISMA, PCI DSS and the Sarbanes-Oxley Act of 2002. Our audit and control teams work with each customer to ensure relevant compliance for business and customers. In addition, we offer a range of compliance-related services to our customers, including physical asset protection, security and surveillance, virtual asset protection, and forensics detection, and offer a sensitive compartmented information facility, or SCIF, for our government customers.

Our Sales Team

We deliver our product offerings primarily through an internal sales and marketing organization comprised of more than 60 people that have in-depth knowledge of our customers’ businesses and IT needs. We believe we differentiate ourselves from several of our competitors, which primarily depend upon data center brokers, by focusing on delivering superior value to our customers. This is accomplished through solutions tailored to meet the specific needs of our customers, and understanding and anticipating our customers’ future IT needs. In the past several years, we have been building and reorganizing our sales, systems engineering and marketing teams, which allows us to deliver a premium customer experience. We believe this premium customer experience should allow us to keep rental churn rate levels low, grow and expand revenue from existing customers and help attract new customers. We also believe that we have sufficient resources available to pursue our business and growth strategies and as we continue to grow our C3 segment, we may look to add additional resources to the Cloud and Managed Services team. Our internal sales organization is structured by product offering (C1, C2 and C3), by specialized industry segment, such as government and healthcare, and with respect to our C2 product, by geographic region. Our internal sales and marketing effort is complemented by a channels and partner team focused on delivering incremental revenue through business partners who refer and resell our products and services. This team leverages business partners to create additional awareness of our 3Cs product offerings and provide greater geographic sales coverage. Our sales team is supported by sophisticated sales management, reporting and incentive systems—all designed to attract new customers and deepen our relationship with current customers. We believe that our overall sales and marketing approach is important to executing our business and growth strategies and provides us with a competitive advantage.

Our Customer Base

We provide data center solutions to a diverse set of customers. Our customer base is comprised of companies of all sizes representing an array of industries, each with unique and varied business models and needs. We serve Fortune 1000 companies as well as SMBs, including financial institutions, healthcare companies, government agencies, communications service providers, software companies and global Internet companies. As of March 31, 2013 and including our booked-not-billed MRR balance as of that date, Fortune 1000 and equivalently-sized private and/or foreign companies accounted for approximately 48% of our MRR balance. Additionally, six of the top ten Fortune 500 telecommunications companies and three of the top fifteen Forbes Global 2000 technology companies are customers of ours.

Our C1 customers typically are large enterprises with significant IT expertise and specific IT requirements, including financial institutions, “Big Four” accounting firms and the world’s largest global Internet companies. Our C2 customers consist of a wide range of organizations, including major healthcare, telecommunications and software and web-based companies. Our C3 Cloud customers include both large organizations and SMBs seeking to reduce their capital expenditures and outsource their IT infrastructure on a flexible basis. Examples of current C3 Cloud customers include a global financial processing company, a U.S. government agency and an educational software provider.

As a result of our diverse customer base, customer concentration in our portfolio is limited. As of March 31, 2013, only three of our more than 850 customers individually accounted for more than 3% of our MRR, with no single customer accounting for more than 8% of our MRR. In addition, approximately 39% of our MRR was attributable to customers who use more than one of our 3Cs products.

Our Competitive Strengths

We believe that we are uniquely positioned in the data center industry and distinguish ourselves from other data center providers through the following competitive strengths:

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Fully integrated platform offers scalability and flexibility to our customers and us. Through our differentiated, fully integrated 3Cs approach, we deliver products and solutions in each key market segment of the data center services industry, setting us apart from our competitors and allowing us to serve a wider variety of customers in a larger addressable market than data center providers who have a narrower product offering. We believe that customers who are looking to outsource their IT solutions usually anticipate future growth and/or evolving technology needs and prefer to remain with a single provider. Through our differentiated fully integrated 3Cs approach, we are able to scale to the level of IT infrastructure outsourcing desired by our customers while providing customized solutions consisting of any combination of our core product offerings. Organizations of all sizes, from small businesses to the largest global Internet companies, are able to grow within our infrastructure.

Our 3Cs product offerings also provide us flexibility to configure our data center space to optimize cash flows. We believe our ability to offer a full spectrum of 3Cs product offerings across a national portfolio enhances our leasing velocity, allows for an individualized pricing mix that delivers value to our customers and optimizes cash flows from our assets. Our 3Cs approach also provides us with more flexibility to configure our data center space and results in more balanced lease terms. Our C1 customers typically require more power and enter into longer leases, while our C2 and C3 customers generally generate higher revenue per leased square foot.

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Platform anchored by strategically located, owned “mega” data centers. Our larger “mega” data centers, Atlanta Metro, Dallas, Richmond and Suwanee, allow us to deliver our fully integrated platform and 3Cs products by building and leasing space more efficiently than in single-use or smaller data centers. We believe that our data centers are engineered to among the highest specifications commercially available and provide fully redundant, high-density power and cooling sufficient to meet the needs of major national and international companies. Our national portfolio of 10 multi-tenant data centers is strategically located in nine metropolitan areas, including four of the nation’s top multi-tenant data center markets (Atlanta, Dallas, New York/New Jersey and Silicon Valley), as defined by 451 Research, along with three metropolitan areas that we believe represent high-growth data center markets (Miami, Richmond and Sacramento). According to 451 Research, we are the largest multi-tenant data center operator in the Atlanta market by operating square footage. As of March 31, 2013, over 81% of our MRR was derived from our data centers in the top multi-tenant data center markets in the United States.

Each of our properties is located near major fiber optic networks, and all of our mega data centers are located near large sources of power. Access to reliable power supplies allows us to provide the electrical capacity sufficient to meet the needs of our existing customers, while providing significant room for expansion within our current facilities. Particularly in our Richmond and Atlanta markets, we believe customers are drawn to the favorable cost of power compared to other markets that they may also consider. In addition, most of our properties are in close proximity to large population centers, which enhances performance by reducing latency (the time it takes for information originating from our data centers to reach the end user). Our national footprint and coast-to-coast market presence allows us to not only leverage the increased demand for data center space, but also provides interconnectivity among most of our data centers. In addition, we believe that our overall geographic diversification minimizes the risks associated with regional economic downturns or natural disasters in any one market in which we operate.

We own approximately 92% of the gross square footage of our properties. We believe ownership of our data centers provides us with certain significant advantages compared to the leasing of data center facilities. As an owner, we can efficiently utilize our facilities and make necessary adjustments based on customer demand, including expansions without needing to obtain landlord consent. Also as an owner, we can realize returns from investment in our infrastructure without the risk that these improvements will be lost upon a lease termination or expiration. Finally, owning our data centers allows us to enter into customer leases in the most profitable manner, without having to line up the lease term with the term of our underlying facility lease.

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Significant expansion opportunity within existing data center facilities at lower costs. We have developed substantial expertise in redeveloping data center facilities through the acquisition and redevelopment of all 10 of our operating facilities, totaling approximately 643,000 NRSF of raised floor as of March 31, 2013. Our data center redevelopment model is primarily focused on redeveloping space within our current facilities, which we believe provides two differentiating elements to our growth strategy. First, we already have significant infrastructure in place, including access to substantial amounts of utility power, which allows us to build additional leasable raised floor at a lower incremental cost compared to ground-up development. Second, our redevelopment model provides us with the ability to rapidly scale our redevelopment in a modular manner to coincide with customer acquisition and our estimates of optimal product utilization among our C1, C2 and C3 products, rather than requiring large up-front capital commitments. Furthermore, expanding our existing data center facilities subjects us to fewer development risks than those associated with ground-up development, such as the inability to obtain necessary zoning, occupancy, land use and other governmental permits, liabilities for clean-up of undisclosed environmental contamination and unanticipated costs associated with obtaining access to a sufficient amount of power from local utilities.

Our data center portfolio contains approximately 3.8 million gross square feet of space (approximately 92% of which is wholly owned by us) including approximately 1.8 million “basis-of-design” raised floor square feet, which represents the total data center raised floor potential of our existing data center facilities. This represents the estimated amount of space in our existing buildings that can be leased, depending on the configuration that we deploy. As of March 31, 2013, this space included approximately 643,000 raised floor operating NRSF plus approximately 1.1 million square feet of additional raised floor in our development pipeline. We plan to deliver additional raised floor in a modular manner, including approximately 207,000 NRSF by June 30, 2014. Therefore, we have the capability to almost triple our raised floor square footage within our current footprint. In addition, we expect to complete the redevelopment of approximately 160,000 NRSF (as part of approximately 251,000 operating NRSF, including office and other space and supporting infrastructure) at our Richmond and Atlanta Metro data center facilities between June 30, 2014 and June 30, 2016. Our facilities collectively have access to over 500 MW of gross utility power with 390 MW of available utility power. We believe such access to power gives us a competitive advantage in redeveloping data center space, since access to power is usually the most limiting and expensive component in data center redevelopment. Our redevelopment model is supported by our in-house redevelopment expertise, which includes experience in commercial real estate, technology and data center construction and engineering. We believe that this in-house expertise gives us a significant advantage over many of our competitors in the redevelopment and acquisition of data centers, including the acquisition of those facilities with a fully-staffed operating platform and managed services business, such as our recently-acquired Sacramento data center.

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Diversified, high-quality customer base. Our differentiated, fully integrated platform and state-of-the-art data centers, combined with our reputation for service, have allowed us to build a high-quality customer base. Our largest customers are primarily high credit quality, nationally recognized companies and government agencies. Our diverse group of customers engages in a variety of professional, financial, technological, healthcare and other businesses, and ranges from Fortune 1000 companies to SMBs. As of March 31, 2013, Fortune 1000 and equivalently sized private and or foreign companies accounted for approximately 48% of our MRR, including our booked-not-billed MRR balance as of that date.

We have significantly grown our customer base from 510 in 2009 to over 850 as of March 31, 2013, with no single customer accounting for more than 8% of our MRR, and only three of our customers individually accounting for more than 3% of our MRR.

Our customers also are distributed across our full spectrum of 3Cs products, with approximately 37% of our MRR as of March 31, 2013 coming from Custom Data Centers, 51% from Colocation and 11% from Cloud and Managed Services. Moreover, 39% of our customers utilize more than one of our C1, C2 or C3 offerings, based on our MRR as of March 31, 2013. We believe our diverse customer base helps to minimize our exposure to economic fluctuations in any one industry, business sector, geographic region or customer type (C1, C2 or C3), or with respect to any particular customer. Our focus on the customers and our ability to scale with their needs allows us to achieve a low rental churn rate. For the three months ended March 31, 2013, we experienced a rental churn rate of 0.7%.

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Robust in-house sales capabilities. We have an experienced, in-house sales force that focuses on identifying and acquiring new customers as well as renewing our existing customers through direct selling efforts and customer engagement. Our sales force has deep knowledge of our customers’ businesses and IT infrastructure needs and is supported by sophisticated sales management, reporting and incentive systems. Our internal sales organization is structured by product offerings, specialized industry segments and, with respect to our C2 product, by geographical region. Therefore, unlike certain other data center companies, we are less dependent on data center brokers to identify and acquire or renew our customers, which we believe is a key enabler of our 3Cs strategy. During the past three years, approximately 82% of new customers were identified and acquired solely by our in-house sales force. We have invested significant financial resources in the development of a sales force that can deliver a consistent and appealing marketing message to potential customers and increase the lease-up rate of our data centers. In addition to direct sales efforts, our channels and partner team leverages business partners to identify and retain additional customers. We believe these industry relationships provide an ongoing pipeline of attractive leasing opportunities, and that our fully integrated platform and 3Cs product offerings will allow us to capture a significant number of customers identified through these relationships.

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Balance sheet positioned to fund continued growth. Upon completion of this offering, our pro forma indebtedness outstanding as of March 31, 2013 will be approximately $         million, with a weighted average interest rate of     % and a weighted average maturity of                      years. Additionally, we expect to have approximately $         million of cash available on our balance sheet and the ability to borrow up to an additional $         million under our credit facilities. We believe we will be appropriately capitalized with sufficient funds and available borrowing capacity to pursue our anticipated business and growth strategies. We also have no significant debt maturing until December 2016, assuming exercise of our one-year extension option on our credit facility secured by our Richmond data center.

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Founder-led management team with proven track record and strong alignment with our stockholders. Our senior management team has significant experience in the ownership, management and redevelopment of commercial real estate through multiple business cycles. We are led by Chad L. Williams, our Chairman and Chief Executive Officer, who formed our company in 2003. Under Mr. Williams’ leadership, we acquired, redeveloped and leased our entire portfolio. Our Chief Financial Officer, William Schafer, has over 20 years of experience in the REIT industry, including, prior to joining our company, as the Chief Financial Officer of DDR Corp., a publicly traded REIT. During Mr. Schafer’s tenure at DDR Corp. from April 1992 to February 2010, DDR Corp. raised over $9.5 billion in public capital. In 2012, Dan Bennewitz and Jim Reinhart joined us as Chief Operating Officer—Sales & Marketing and Chief Operating Officer—Operations, respectively. Mr. Bennewitz is responsible for our sales and marketing efforts, having formerly worked over 30 years at IBM Corporation. Mr. Reinhart is in charge of our development and operations efforts. He formerly held executive positions at Genworth Financial, Inc., Capital One Financial Corporation and Hewlett-Packard Company. We believe our executive management team’s experience will enable us to capitalize on industry relationships by providing an ongoing pipeline of attractive leasing and redevelopment opportunities.

Our senior management team is complemented by experienced technology professionals, led by our Chief Technology Officer, Brian Johnston who are deployed across our portfolio to best configure, customize and redevelop our data center space to meet changing industry standards and to accommodate our customers’ evolving needs with more flexibility, fewer restrictions and greater long-term security than many of our competitors. Upon completion of this offering, our senior management team is expected to own approximately     % of our common stock on a fully diluted basis, and therefore their interests will be highly aligned with those of our stockholders.

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Commitment to sustainability. We have a commitment to sustainability that focuses on managing our power and space as effectively and efficiently as possible. We believe that our continued efforts and proven results from sustainably redeveloping properties give us a distinct advantage over our competitors in attracting new customers. Our facility redevelopment strategy incorporates the reuse of often long-dormant, large facilities, recycling of existing materials and revitalizing our buildings and their surrounding area. Our efforts have resulted in achieving LEED Gold certification for portions of two of our facilities (Atlanta Metro-Phase II and Richmond-Data Center 1), and we have developed special patent-pending technologies designed to maximize space and reduce cooling costs. In 2011, we established the QTS Sustainability and Recoveries program. Through this program, our current schedule of energy efficiency initiatives at select locations includes new data center designs, more efficient equipment, containment solutions and improved operating practices.

Business and Growth Strategies

Our primary business objectives are to maximize cash flow and to achieve long-term growth in our business in order to maximize stockholder value through the prudent management of a high-quality portfolio of properties and our fully integrated platform used to deliver our 3Cs product offerings. Our business and growth strategies to achieve these objectives include the following elements:

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Continued redevelopment of our existing footprint. We intend to continue to redevelop additional data center space within our existing portfolio. We believe our redevelopment pipeline provides us with a multi-year growth opportunity at very attractive risk adjusted returns, without the need to construct new buildings or acquire additional properties or land for development. Our redevelopment pipeline utilizes existing infrastructure that has already been built or acquired and allows us to rapidly scale our redevelopment to coincide with optimal product and customer utilization. Our redevelopment pipeline includes build-outs at seven of our existing data centers with a total available square feet for redevelopment of approximately 2.2 million square feet, including approximately 110 MW of incremental power and approximately 1.1 million potential square feet of raised floor space, which would allow us to almost triple our raised floor square footage within our footprint. Currently, we have redevelopment projects under construction at seven data centers that, when completed, will add approximately 207,000 additional square feet of raised floor by June 30, 2014, and we expect to complete the redevelopment of approximately 160,000 additional square feet of raised floor between June 30, 2014 and June 30, 2016.

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Increase cash flow of our in-place data center space. We seek to increase cash flow by proactively managing, leasing and optimizing space, rent and occupancy levels across our portfolio. We proactively manage our rent roll and maintain regular communications with our customers to understand their growing and changing IT needs. Over the past few years, we have reclaimed space that we have re-leased at higher rates. For example, we recently renegotiated the lease arrangements of a large customer occupying space at both our Atlanta Metro and Suwanee properties that was underutilizing a portion of its space and power at rental rates significantly below current market rates. As part of the renegotiation, the customer consolidated its data center space into Atlanta Metro and returned approximately 80,000 square feet of raised floor at our Suwanee data center. As of March 31, 2013, we had re-leased approximately 13,500 square feet of this raised floor at a total rent of just under 50% of the rent that the prior customer had been paying for the entire space.

We also have the ability to increase both our revenue and cash flow by leasing additional space and power to new and existing data center customers. As of March 31, 2013, our existing data center facilities had approximately 56,000 square feet of raised floor of space available for lease (excluding leases signed but not yet commenced). We believe this space, together with available power, provides us an opportunity to generate incremental revenue within our existing data center footprint without extensive capital expenditures. Our fully integrated in-house sales team, as well as our deep industry relationships, provide an ongoing pipeline of attractive leasing opportunities, which we believe provides us with the opportunity to increase the leasing velocity in our properties.

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Expand our Cloud and Managed Services product offerings. We intend to continue to expand our C3 product offerings and penetration by providing self-service and automation capabilities and targeting both new and existing customers, as our Cloud and Managed Services products can be used as an alternative to, or in conjunction with, our C1 and C2 products. Through our C3 product offerings, we believe that we will be able to capture a larger addressable market, provide more products to our existing customers, increase our ability to retain customers and increase cash flow from our properties.

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Increase our margins through our operating leverage. We are in a high-growth stage, as is evidenced by our 31% growth in revenue from 2010 to 2012 (on a pro-forma basis). In order to implement our business and growth strategies, we have already invested a significant amount of resources to build our physical and corporate infrastructure. As a result of this investment and our growth, in 2011 and 2012, 100% of our incremental revenue was reflected in our property-level net operating income. Moreover, we anticipate that our business and growth strategies can be substantially supported by our existing platform, will not require significant incremental general and administrative expenditures and will allow us to continue to benefit from operational leverage and increase operating margins going forward. This operational leverage was demonstrated historically by a 73% growth in Adjusted EBITDA from 2010 to 2012 (on a pro-forma basis).

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Selectively expand our fully integrated platform to other strategic markets. We will opportunistically pursue attractive opportunities to expand our fully integrated platform to other high-demand markets. As opportunities arise, we intend to selectively acquire data centers in strategic locations where there is an undersupply of data centers. We believe we can utilize our industry relationships and expertise in acquisitions, redevelopment and leasing to identify acquisition opportunities where our fully integrated platform would give us a competitive advantage in the acquisition and leasing of that facility or portfolio of assets. We also believe we can integrate additional data center facilities into our platform without adding significant incremental headcount or general and administrative expenses. Our recent Sacramento acquisition reinforced the benefits that our multi-faceted, national platform provides to our acquisition strategy. Even though we had not previously operated a property in the Sacramento market, we have been able to operate and manage the property without needing to make significant additions to our corporate or regional-level staff because we already had the West Coast presence and corporate staff needed to support this property. We also believe that our multitude of product offerings contributed to our competitive advantage over other potential buyers in pursuing this opportunity and allowed us to acquire the property at an attractive price; many of the customers at the property at the time of our acquisition utilized managed services, thus making us more natural buyers than, and limiting competition from, other operators who did not already have the platform in place to service the needs of the property’s customers.

Our Initial Portfolio

We operate 10 data centers located in seven states, containing an aggregate of approximately 643,000 raised floor operating NRSF with 390 MW of available utility power. Our properties contain approximately 33,000 square feet of office and other space. Our properties also contain approximately 2.2 million square feet that is available for redevelopment, including approximately 1.1 million square feet that is available to be fully redeveloped into raised floor, of which approximately 367,000 NRSF of raised floor is expected to become operational by June 30, 2016.

We own eight of our 10 data centers (representing approximately 92% of our gross square footage as of March 31, 2013), one of which is pursuant to a long-term ground lease, and have entered into operating leases for our other two data centers. At the data centers located on each of our properties, whether owned or leased by us, we provide full-service facilities used by our customers to house, power and cool the networking equipment and computer systems that support many of their most critical business processes, as well as additional services. We believe that our properties are fully suitable and adequate for their current use. Our data center facilities generally contain the following key elements:

•	fully redundant, high-density power and cooling;

•	numerous telecommunications networks that provide service to, and interconnect with, the facility;

•	an HVAC system that provides an optimal environment for technology equipment;

•	advanced smoke, heat and fire suppression systems;

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physical security that includes one or more of the following: digital video surveillance cameras, electronic access cards, biometric retina and fingerprint authentication scanners, around-the-clock security guards and a camera system, allowing various layers of secured access for our customers; and

•	monitoring by on-site engineers (or engineers available by pager) and critical power systems, temperature and humidity monitored by automated management systems.

Operating Properties

The following table presents an overview of the initial portfolio of operating properties that we own or lease, based on information as of March 31, 2013:

			Operating Net Rentable Square Feet (Operating NRSF)(3)					Annualized Rent(8)	Available Utility Power (MW)(9)	Total Available for Redevelopment (NRSF)(10)
Property	Year Acquired(1)	Gross Square Feet(2)	Raised Floor(4)	Office & Other(5)	Supporting Infrastructure(6)	Total	% Leased(7)
Richmond, VA	2010	1,318,353	59,930	2,094	156,094	218,118	89.6%	$11,658,691	110	1,089,620
Atlanta, GA (Metro)	2006	968,695	322,841	11,289	326,284	660,414	94.6%	57,196,925	72	264,308
Dallas, TX*	2013	698,000	—	—	—	—	N/A	—	140	698,000
Suwanee, GA	2005	367,322	105,422	3,536	96,191	205,149	81.7%	35,636,055	36	119,389
Santa Clara, CA**	2007	135,322	55,494	—	45,568	101,062	88.1%	17,952,636	11	25,000
Jersey City, NJ***	2006	122,448	29,064	9,383	43,042	81,489	63.1%	8,186,713	7	26,419
Sacramento, CA	2012	92,644	45,595	3,374	24,983	73,952	61.8%	11,502,715	8	13,000
Overland Park, KS***	2003	32,706	2,493	—	5,338	7,831	76.5%	617,582	1	—
Miami, FL	2008	30,029	19,887	—	6,592	26,479	57.8%	3,680,098	4	—
Wichita, KS	2005	14,000	2,612	2,854	8,534	14,000	100.0%	222,120	1	—

Total/weighted average		3,779,519	643,338	32,530	712,626	1,388,494	88.3%	$146,653,536	390	2,235,736

*	This facility was acquired in February 2013 and is under redevelopment.
**	Owned facility subject to long-term ground sublease.
***	Represents facilities that we lease.
(1)	Represents the year a property was acquired or, in the case of a property under lease, the year our initial lease commenced for the property.
(2)	With respect to our owned properties, gross square feet represents the entire building area. With respect to leased properties, gross square feet represents that portion of the gross square feet subject to our lease. This includes approximately 155,000 square feet of our own office space, which is not included in operating NRSF.
(3)	Represents the total square feet of a building that is currently leased or available for lease plus developed supporting infrastructure, based on engineering drawings and estimates, but does not include space held for redevelopment or space used for our own office space.
(4)	Represents management’s estimate of the portion of operating NRSF of the facility with available power and cooling capacity that is currently leased or readily available to be leased to customers as data center space based on engineering drawings, inclusive of raised floor common areas.
(5)	Represents the operating NRSF of the facility other than data center space (typically office and storage space) that is currently leased or available to be leased.
(6)	Represents required data center support space, including mechanical, telecommunications and utility rooms, as well as building common areas.
(7)

Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of March 31, 2013 divided by leasable raised floor based on the current configuration of the properties (477,690 square feet as of March 31, 2013), expressed as a percentage. Leasable raised floor is the amount of raised floor square footage that we have leased plus the available capacity of raised floor square footage that is in a leasable format as of a particular date and according to a particular product configuration.
(8)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases (which represent customer leases that have been executed but for which lease payments have not commenced) as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(9)	Represents the amount of power available at the facility using our current transformers.
(10)	Reflects space under roof that could be developed into operating NRSF in the future, excluding space currently used by us for our own office space, which could also be repurposed in the future.

Note: The information above excludes our approximately 35,000 gross square foot facility at Lenexa, Kansas, which is not an operating data center.

Redevelopment Pipeline

The following table presents an overview of our redevelopment pipeline, based on information as of March 31, 2013. We are in various phases of redevelopment with regards to seven of our existing data center properties: Richmond, Atlanta Metro, Dallas, Suwanee, Santa Clara, Jersey City and Sacramento.

	Redevelopment NRSF
	Under Construction(1)				Near Term(2)			Future Available(3)
Property	Raised Floor	Office & Other	Supporting Infrastructure	Total Under Construction	Raised Floor	Office/Other/ Supporting Infrastructure	Total Near Term	Raised Floor	Office/Other/ Supporting Infrastructure	Total Future Available	Total Available for Redevelopment (NRSF)
Richmond	45,000	5,000	45,320	95,320	77,000	63,300	140,300	373,000	481,000	854,000	1,089,620
Atlanta Metro	35,000	—	1,500	36,500	83,000	27,808	110,808	82,000	35,000	117,000	264,308
Dallas	26,000	22,000	30,600	78,600	—	—	—	236,000	383,400	619,400	698,000
Suwanee	80,000	9,367	1,022	90,389	—	—	—	29,000	—	29,000	119,389
Santa Clara	12,000	—	—	12,000	—	—	—	13,000	—	13,000	25,000
Jersey City	—	—	4,419	4,419	—	—	—	22,000	—	22,000	26,419
Sacramento	9,000	—	—	9,000	—	—	—	4,000	—	4,000	13,000

Totals	207,000	36,367	82,861	326,228	160,000	91,108	251,108	759,000	899,400	1,658,400	2,235,736

(1)	Reflects NRSF at a facility which we expect will be operational by June 30, 2014.
(2)	Reflects NRSF at a facility which we expect will be operational between June 30, 2014 and June 30, 2016. Redevelopment of certain of this space is at our discretion.
(3)	Reflects NRSF at a facility which we expect to redevelop in the future, but at this time such space is expected to be operational after June 30, 2016. The redevelopment of this space is at our discretion and will depend on a number of factors, including availability of capital and our estimate of the demand for data center space in the applicable market.

The table below sets forth our estimated costs for completion of our seven redevelopment projects currently under construction and expected to be operational by June 30, 2014. (dollars in millions):

	Under Construction Costs
Property	Actual(1)	Estimated Cost to Completion(2)	Total	Expected Completion Date
Richmond	$26	$24	$50	Q2 2013
Atlanta Metro	4	28	33	Q2 2013
Dallas	—	52	52	Q2 2014
Suwanee	11	12	23	Q3 2013
Santa Clara	1	26	27	Q2 2014
Jersey City	1	3	4	Q3 2013
Sacramento	1	9	10	Q3 2013

Totals	$44	$154	$198

(1)	Actual costs incurred for NRSF under construction through March 31, 2013 (excluding acquisition costs).
(2)	Represents management’s estimate of the additional costs required to complete the current NRSF under construction. There may be an increase in costs if customers require greater power density.

In addition to the raised floor square feet that is scheduled to be completed by June 30, 2014, as noted above, we expect to complete the redevelopment of approximately 160,000 square feet of additional raised floor (as part of approximately 251,000 operating NRSF, including office and other space and supporting infrastructure) at our Richmond and Atlanta Metro data center facilities between June 30, 2014 and June 30, 2016. These near term redevelopment projects are expected to be delivered in a modular manner, and we currently expect to invest between $200 and $225 million of additional capital to complete these projects.

The cost estimates for our redevelopment projects are based on our current budgets (which do not include tenant improvement and leasing commission costs) and are subject to change. Our redevelopment plans for each of these facilities have taken substantial time to design and implement due to many factors, including the overall scale of the projects, the market timing of leasing raised floor to existing and prospective customers and our desire to minimize existing customer disruptions. There can be no assurance that actual costs will not exceed estimates or that the redevelopments will be completed by the estimated dates.

As noted above, our redevelopment plan also allows for an additional approximately 0.8 million square feet of raised floor at seven of our data centers (as part of approximately 1.7 million total operating NRSF, including office and other space and supporting infrastructure). As of March 31, 2013, we had commenced certain pre-development activities with respect to these future redevelopment projects, but the ultimate timing and completion of, and the commitment of capital to, these projects is within our discretion and will depend upon a variety of factors, including the availability of financing and our estimation of the future demand for data center space in each particular market. These future redevelopment projects would not be expected to be completed by June 30, 2016, and there can be no assurance that any of these redevelopments will be completed.

In addition, we also own approximately 136 acres of vacant land adjacent to our Richmond, Atlanta Metro, Dallas and Suwanee data center properties which can support the development of up to an additional approximately 1.6 million square feet of raised floor. We do not have current plans to develop this vacant land.

Customer Diversification

Our portfolio is currently leased to more than 850 customers comprised of companies of all sizes representing an array of industries, each with unique and varied business models and needs. The following table sets forth information regarding the 20 largest customers in our portfolio based on annualized rent as of March 31, 2013:

Principal Customer Industry	Number of Locations	Annualized Rent(1)	% of Portfolio Annualized Rent	Weighted Average Remaining Lease Term (Months)(2)
Internet	1	$11,087,381	7.6%	59
Internet	1	6,318,776	4.3%	66
Information Technology	3	5,333,015	3.6%	19
Financial Services	1	4,323,540	2.9%	46
Internet	2	3,400,945	2.3%	7
Financial Services	2	3,224,909	2.2%	57
Internet	1	2,533,278	1.7%	74
Financial Services	2	2,489,066	1.7%	44
Information Technology	1	2,426,050	1.7%	13
Professional Services	1	2,402,880	1.6%	26
Application Software	2	2,161,776	1.5%	7
Information Technology	2	2,142,072	1.5%	58
Telecommunications	1	2,056,278	1.4%	37
Application Software	2	1,960,261	1.3%	16
Professional Services	1	1,924,800	1.3%	92
Media	1	1,884,280	1.3%	6
Financial Services	1	1,786,305	1.2%	27
Telecommunications	1	1,746,127	1.2%	28
Communications Equipment	2	1,504,200	1.0%	45
Application Software	2	1,463,638	1.0%	10

Total / Weighted Average		$62,169,578	42.4%	42

(1)

Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(2)	Weighted average based on customer’s percentage of total annualized rent expiring as of March 31, 2013.

Lease Distribution by Product Type

The following table sets forth information relating to the distribution of leases at our properties, by type of product offering, as of March 31, 2013:

Product Type (Square Feet)(1)	Total Leased Raised Floor(2)	% of Portfolio Leased Raised Floor	Annualized Rent(3)	% of Portfolio Annualized Rent
Cloud Infrastructure	1,144	0%	$13,315,083	9%
Colocation Cabinets and Cages (up to 3,300)	138,564	33%	90,992,922	62%
Custom Data Center (3,300 or greater)	281,998	67%	42,345,531	29%

Portfolio Total	421,706	100%	$146,653,536	100%

(1)	Represents all leases in our portfolio for which billing has commenced as of March 31, 2013. Cloud Infrastructure does not include Managed Services for Colocation and Custom Data Center customers.
(2)	Represents the square footage of raised floor at a property under lease as specified in the lease and that has commenced billing as of March 31, 2013.
(3)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations as of March 31, 2013 at the properties in our portfolio. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights are exercised:

Year of Lease Expiration(1)	Number of Leases Expiring(2)	Total Raised Floor of Expiring Leases	% of Portfolio Leased Raised Floor	Annualized Rent(3)	% of Portfolio Annualized Rent
Month-to-Month(4)	210	4,698	1%	$6,062,705	4%
Remainder of 2013	855	72,340	17%	34,721,057	24%
2014	715	41,002	10%	29,831,747	20%
2015	459	36,795	9%	24,397,270	17%
2016	144	27,744	7%	11,469,898	8%
2017	58	52,455	12%	14,000,310	10%
2018	14	157,711	37%	19,104,488	13%
2019	6	11,505	3%	2,725,998	2%
2020	22	13,456	3%	3,324,214	2%
2021	—	—	—%	—	—%
2022	1	4,000	1%	1,015,848	1%
2023	—	—	—%	—	—%
After 2023	—	—	—%	—	—%

Portfolio Total	2,484	421,706	100%	$146,653,536	100%

(1)	Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement customers with future commencement dates. In these instances, the data is included in the year in which the future lease expires.
(2)	Represents each lease with a customer signed as of March 31, 2013 for which billing has commenced; a lease agreement could include multiple spaces and/or service orders and a customer could have multiple leases.
(3)

Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect the accounting associated with any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(4)	Consists of customers whose leases expired prior to March 31, 2013 and have continued on a month-to-month basis. We do not typically enter into month-to-month leases.

Description of Our Properties

Richmond

Our Richmond, Virginia data center is situated on an approximately 220-acre site comprised of three large buildings available for data center redevelopment, each with two floors, and an administrative building that also has space available for data center redevelopment. As of March 31, 2013, the data center had approximately 1.3 million gross square feet with approximately 218,000 total operating NRSF, including approximately 60,000 of raised floor operating NRSF. Dominion Virginia Power supplies 110 MW of utility power to the facility, which is backed up by diesel generators. As of March 31, 2013, one of these primary buildings was actively in operation as a data center and the other two were being redeveloped. We believe that our Richmond facility is situated in an ideal location due to its proximity to Washington, DC, which offers numerous sources of demand for our products including the federal government, and provides geographical diversification from the Northern Virginia data center market. There are three core segments that we believe represent the most significant opportunity for our Richmond data center: entities associated with the federal government, given the highly secured nature of this facility and its proximity to Washington, DC; regulated industries, such as financial institutions, given our investments in security and regulatory compliance; and large enterprise customers, given the large scale of this facility. This mega data center can accommodate large and growing C1 customers, while also accommodating C2 and C3 customers, at attractive energy costs.

We acquired our Richmond facility in 2010 through a bankruptcy process. We estimate that the former owner, a semiconductor manufacturer, had invested over $1 billion to develop the facility prior to the bankruptcy. Because the facility operated as a semiconductor fabrication facility prior to our acquisition, it had significant pre-existing infrastructure, including 110 MW of utility power, approximately 25,000 tons of chiller capacity, “Class A” private office space and other related supporting infrastructure. As a result, to date the incremental cost to redevelop the facility into a data center has been lower than the typical cost of ground-up data center development or redevelopment of other types of buildings into data centers.

Since acquiring our Richmond facility, we have invested additional capital to redevelop the facility into an operating data center. As of March 31, 2013, our total investment in Richmond data center was $78.8 million, excluding construction in progress. The property generated $7.6 million of NOI for the trailing 12 months ended March 31, 2013, already representing a 10% yield on our total investment, even though we just initiated the lease up of our Richmond facility in 2011 and made substantial investments in our common infrastructure, including supplying the facility with power and fiber optic networks, some of which we do not expect will be required for future redevelopment of this facility. For the quarter ended March 31, 2013, our Richmond facility recorded revenue of $3.1 million and NOI of $2.3 million, representing a 73% NOI margin. MRR grew from approximately $518,000 as of March 31, 2012 to approximately $972,000 as of March 31, 2013. In addition, the total booked-not-billed MRR balance at this facility aggregated approximately $168,000 as of March 31, 2013.

As of March 31, 2013, approximately 90% of the facility’s leasable raised floor was leased to 33 customers. We are the fee simple owner of the Richmond facility, and the facility is subject to a $100 million secured credit facility, of which $70 million was outstanding as of March 31, 2013. We intend for this debt to remain outstanding upon completion of this offering.

The Richmond facility is included in our redevelopment pipeline, as we plan to expand the facility in multiple phases. Our current under construction and near term redevelopment plans call for the addition of up to approximately 236,000 of total operating NRSF, including approximately 122,000 NRSF of raised floor. We anticipate that this expansion will cost (in addition to costs already incurred as of March 31, 2013) approximately $90 million to $100 million in the aggregate based on current estimates. Longer term, we can further expand the facility by another approximately 854,000 total operating NRSF, of which approximately 373,000 NRSF would be raised floor. Upon completion of the build-out of the facility, we anticipate that the facility would contain approximately 1.3 million total operating NRSF, including approximately 555,000 NRSF of raised floor.

In addition, we own approximately 100 acres of undeveloped land on the site that we estimate could be developed to provide an additional approximately 1.8 million total operating NRSF, of which approximately 1.1 million NRSF would be raised floor. This 100 acres of undeveloped land is not included in our current development plans.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations as of March 31, 2013 at the Richmond facility. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights.

Year of Lease Expiration(1)	Number of Leases Expiring(2)	Total Raised Floor of Expiring Leases	% of Facility Leased Raised Floor	Annualized Rent(3)	% of Facility Annualized Rent
Month-to-Month(4)	2	8	0%	$43,500	0%
Remainder of 2013	7	144	0%	142,971	1%
2014	4	72	0%	61,042	1%
2015	38	8,411	18%	2,618,064	22%
2016	7	352	1%	285,970	2%
2017	16	33,595	74%	6,919,550	59%
2018	1	3,000	7%	216,000	2%
2019	—	—	—%	—	—%
2020	19	—	—%	1,371,595	12%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
After 2023	—	—	—%	—	—%

Total	94	45,582	100%	$11,658,691	100%

(1)	Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement customers with future commencement dates. In those cases, the data is included in the year in which the future lease expires.
(2)	Represents each lease with a customer signed as of March 31, 2013 for which billing has commenced; a lease agreement could include multiple spaces and/or service orders and a customer could have multiple leases.
(3)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(4)	Consists of customers whose leases expired prior to March 31, 2013 and have continued on a month-to-month basis. We do not typically enter into month-to-month leases.

Primary Customers

The following table summarizes information regarding primary customers, which are customers occupying 10% or more of the leased raised floor of the Richmond facility, as of March 31, 2013:

Principal Customer Industry	Lease Expiration	Renewal Option	Annualized Rent(1)	% of Facility Annualized Rent
Financial Services	2017	1x5 or 10 years	$4,323,540	37%
Government	2015	No renewal option	1,392,737	12%
Government	2017	1x5 years	1,350,000	12%
Financial Services	2017	1x5 years	980,690	8%

(1)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Historical Percentage Leased and Annualized Rental Rates

The following table sets forth the leasable raised floor, percentage leased, annualized rent and annualized rent per leased raised square foot for our Richmond facility since acquisition:

Date	Facility Leasable Raised Floor	% Leased(1)	Annualized Rent(2)	Annualized Rent per Leased Square Foot
March 31, 2013	50,865	90%	$11,658,691	$256
December 31, 2012	50,665	83%	10,358,160	247
December 31, 2011	41,249	22%	1,731,708	191
December 31, 2010	0	0%	0	0

(1)	Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of the applicable date, divided by leasable raised floor based on the then current configuration of the property, expressed as a percentage.
(2)	Annualized rent is presented for leases commenced as of the applicable date. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Depreciation

The following table sets forth for the Richmond facility and each component thereof upon which depreciation is taken the (i) federal tax basis upon completion of this offering, (ii) rate, (iii) method, and (iv) life claimed with respect to the property or component thereof for purposes of depreciation:

Federal Tax Basis (unaudited)	Rate	Method	Life Claimed
	$2.56%	Straight Line	39 Years

The 2012 tax rate for this property was $0.87 per $100 of assessed value, or $142,556 in property taxes for the 2012 tax year. We anticipate that upon completion of our expansion of this facility, the property taxes for this property would be $ applying the 2012 rate. In the opinion of our management, after completion of this offering, the Richmond facility will be adequately covered by insurance.

Atlanta Metro

Our Atlanta, Georgia facility, or Atlanta Metro, formerly a distribution center for a major retailer is situated on a 32-acre site in downtown Atlanta, Georgia, was under redevelopment when we acquired it in October 2006. At the time of our acquisition, the facility had approximately 20,000 total operating NRSF in place, including access to 72 MW of utility power. We completed the initial phase of redevelopment in September 2007, and Atlanta Metro is currently our largest data center based on total operating NRSF. As of March 31, 2013, the property consisted of approximately 969,000 gross square feet with approximately 660,000 total operating NRSF, including approximately 323,000 raised floor operating NRSF. An on-site Georgia Power substation supplies 72 MW of available utility power to the facility, which is backed up by diesel generators. The facility also includes a small amount of private “Class A” office space. This facility gives us a competitive position in the Atlanta metropolitan area, which is the largest data center market in the Southeast and a growth market for Fortune 500 companies. Atlanta is also home to one of the busiest airports in the world, which makes it easy to reach for customers inside and outside of the Southeast market.

Since acquiring the Atlanta Metro facility, we have invested capital to bring additional raised square footage online. As of March 31, 2013, our total investment in Atlanta Metro was $279.1 million, excluding construction in progress. The property generated $45.5 million of NOI for the 12 months ended March 31, 2013, representing a 16% yield on our total investment. For the quarter ended March 31, 2013, the Metro facility recorded revenue of $17.1 million and NOI of $12.2 million, representing a 71% NOI margin. MRR grew from approximately $4.0 million as of March 31, 2012 to approximately $4.8 million as of March 31, 2013. In addition, the total booked-not-billed MRR balance at this facility aggregated approximately $1.4 million as of March 31, 2013.

As of March 31, 2013, approximately 95% of the facility’s leasable raised floor was leased to 189 customers. Certain equipment at this facility is subject to an equipment loan, which had a $20.4 million outstanding balance as of March 31, 2013, as described under the caption “—Indebtedness Expected to be Outstanding After the Offering” below. We intend for this debt to remain outstanding upon completion of this offering.

In July 2012, we renegotiated the lease arrangements for a large customer which was occupying space in both our Atlanta Metro and Suwanee data centers and was underutilizing a portion of its space and power. As a result of the new arrangement, the customer consolidated its operations into our Atlanta Metro data center, where we will reclaim in the fourth quarter of 2013 60,500 square feet of raised floor that it is currently occupying. This customer has extended its lease on the remaining approximately 58,000 square feet of its space for an additional five years at a 72% higher rental rate per square foot. The net impact of reclaiming the portion of this customer’s space in our Atlanta Metro data center and the higher rental rate per square foot on the remaining space will be a reduction of MRR of $0.1 million starting in the fourth quarter of 2013. We have already re-leased approximately 84% of the space we will reclaim in Atlanta Metro to an existing customer that will generate $0.5 million of MRR, a portion of which will commence billing in January 2014.

Portions of the Atlanta Metro facility are included in our redevelopment pipeline, as we plan to expand the facility in multiple phases. Our current under construction and near term redevelopment plans call for the addition of approximately 147,000 of total operating NRSF, including approximately 118,000 NRSF of raised floor. We anticipate that this expansion will cost approximately $160 million to $175 million in the aggregate based on current estimates (in addition to costs already incurred as of March 31, 2013). Longer term, we can further expand the facility by another approximately 117,000 total operating NRSF, of which approximately 82,000 NRSF would be raised floor. Upon completion of the build-out of the facility, we anticipate that the facility would contain approximately 925,000 total operating NRSF, including approximately 523,000 NRSF of raised floor.

In addition, this facility is adjacent to six acres of undeveloped land owned by us that we estimate could be developed to provide an additional approximately 262,000 total operating NRSF, of which approximately 162,000 NRSF would be raised floor. The six acres of undeveloped land is not included in our current development plans.

We are the beneficial owner of our Atlanta facility through a bond-financed sale-leaseback structure. This structure is necessary in the State of Georgia to receive property tax abatement. In 2006, the Development Authority of Fulton County, or DAFC, issued a taxable industrial development revenue bond to us in exchange for legal title to the facility. The acquisition of the bond by us was “cashless” as the bond was issued to us in exchange for title to the facility. DAFC leased the facility back to us under a bond lease at a rent equal to the debt service on the bond. The bond lease is a triple net lease, which is standard in conduit financing transactions of this type. The rent under the bond lease payable by us, as lessee, is assigned by DAFC to us, as the bondholder. Because the rent and debt service amounts are equal and offsetting, no cash changes hands between DAFC and us. DAFC is the owner and lessor of the facility, but its rights to receive all rental payments and a security interest in the facility have been pledged to us, as the bondholder, as security for the bond. Therefore, we have complete control over the facility at all times. We have an option to buy the facility for $10 when the bond has been retired (the bond matures on December 1, 2019). If we wish to obtain title earlier, we can do so by simply surrendering and cancelling the bond and paying the $10 option price.

Lease Expirations

The following table sets forth a summary schedule of lease expirations for leases in place as of March 31, at the Atlanta Metro facility. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights.

Year of Lease Expiration(1)	Number of Leases Expiring(2)	Total Raised Floor of Expiring Leases	% of Facility Leased Raised Floor	Annualized Rent(3)	% of Facility Annualized Rent
Month-to-Month(4)	22	56	0%	$322,789	1%
Remainder of 2013	162	42,500	16%	9,196,351	16%
2014	210	12,339	5%	8,959,377	16%
2015	151	8,386	3%	6,887,055	12%
2016	64	15,393	6%	5,162,967	9%
2017	22	11,818	5%	4,481,604	8%
2018	8	153,111	59%	18,439,916	32%
2019	5	11,505	4%	2,698,398	5%
2020	2	—	—%	32,620	0%
2021	—	—	—%	—	—%
2022	1	4,000	2%	1,015,848	2%
2023	—	—	—%	—	—%
After 2023	—	—	—%	—	—%

Total	647	259,108	100%	$57,196,925	100%

(1)	Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement customers with future commencement dates. In those cases, the data is included in the year in which the future lease expires.
(2)	Represents each lease with a customer signed as of March 31, 2013 for which billing has commenced; a lease agreement could include multiple spaces and/or service orders and a customer could have multiple leases.
(3)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(4)	Consists of customers whose leases expired prior to March 31, 2013 and have continued on a month-to-month basis. We do not typically enter into month-to-month leases.

Primary Customers

The following table summarizes information regarding primary customers, which are customers occupying 10% or more of the leased raised floor of the Atlanta Metro facility, as of March 31, 2013:

Principal Customer Industry	Lease Expiration		Renewal Option	Annualized Rent(1)	% of Facility Annualized Rent
Internet	2018	(2)	3x5 years	$11,087,381	19%
Internet	2018		1x5 years	6,318,776	11%

(1)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(2)	Reflects renewed lease for reduced raised floor square footage, which will result in an approximately $1.4 million reduction of annualized rent following initial lease expiration in October 2013. As of March 31, 2013, approximately 84% of this space had already been re-leased at higher rental rates.

Historical Percentage Leased and Annualized Rental Rates

The following table sets forth the leasable raised floor, percentage leased, annualized rent and annualized rent per leased raised square foot for the Atlanta Metro facility:

Date	Facility Leasable Raised Floor	% Leased(1)	Annualized Rent(2)	Annualized Rent per Leased Square Foot
March 31, 2013	273,789	95%	$57,196,925	$221
December 31, 2012	273,482	89%	54,110,376	222
December 31, 2011	286,344	77%	43,294,272	196
December 31, 2010	197,290	84%	35,083,656	211
December 31, 2009	178,173	82%	32,320,572	220
December 31, 2008	178,173	97%	29,365,752	169
December 31, 2007	165,000	79%	20,815,594	159

(1)	Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of the applicable date, divided by leasable raised floor based on the then current configuration of the property, expressed as a percentage.
(2)	Annualized rent is presented for leases commenced as of the applicable date. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Depreciation

The following table sets forth for the Atlanta Metro facility and each component thereof upon which depreciation is taken the (i) federal tax basis upon completion of this offering, (ii) rate, (iii) method, and (iv) life claimed with respect to the property or component thereof for purposes of depreciation:

Federal Tax Basis (unaudited)	Rate	Method	Life Claimed
	$2.56%	Straight Line	39 Years

The 2012 tax rate for this property was $2.68 per $100 of assessed value, or $310,629 in property taxes for the 2012 tax year. We anticipate that upon completion of our expansion of this facility, the property taxes for this property would be $ applying the 2012 rate. In the opinion of our management, after completion of this offering, the Atlanta Metro facility will be adequately covered by insurance.

Suwanee

Our Suwanee, Georgia facility was originally constructed as a mission critical data center in 2000. We acquired the Suwanee facility in September 2005 in connection with the acquisition of a managed colocation, hosting and data storage operating company. Suwanee is situated on a 19-acre site located in close proximity to I-85, approximately 34 miles northeast of downtown Atlanta, Georgia and 30 miles from our Atlanta Metro facility. The facility consists of approximately 367,000 gross square feet, and as of March 31, 2013 it had approximately 205,000 of total operating NRSF, including approximately 105,000 raised floor operating NRSF. Georgia Power supplies 36 MW of utility power to the facility, which is backed up by diesel generators. The facility also contains a small amount of “Class A” private office space and our operating service center, which provides 24x7 support to all of our customers and data centers.

Since acquiring the Suwanee facility, we have invested capital to improve and reconfigure the property. As of March 31, 2013, our total investment in Suwanee was $108.6 million, excluding construction in progress. The property generated $28.9 million of NOI for the 12 months ended March 31, 2013, representing a 27% yield on our total investment. For the quarter ended March 31, 2013, the Suwanee facility recorded revenue of $9.6 million and NOI of $6.8 million, representing a 71% NOI margin. MRR declined from approximately $3.6 million as of March 31, 2012 to approximately $3.0 million as of March 31, 2013. The decrease in MRR relates to our reclamation of approximately 80,000 square feet from a C1 customer, and redeveloping the space to accommodate both C1 and C2 customers, as discussed below. In addition, the total booked-not-billed MRR at this facility aggregated approximately $517,000 as of March 31, 2013.

As of March 31, 2013, approximately 82% of the facility’s leasable raised floor was leased to 272 customers. The adjacent undeveloped land is subject to a $1.6 million loan. We intend for this debt to be repaid prior to the completion of this offering.

In July 2012, we renegotiated the lease arrangements for a large customer which was occupying space in both our Atlanta Metro and Suwanee data centers and was underutilizing a portion of its space and power. As a result of the new arrangement, the customer consolidated its operations into our Atlanta Metro data center and returned approximately 80,000 square feet of raised floor at our Suwanee data center, which we have temporarily reclassified as square feet under redevelopment. Since reclaiming the space and as of March 31, 2013, we had invested approximately $11 million retrofitting and preparing this space to accommodate both C1 and C2 customers. As of March 31, 2013, we had already re-leased approximately 13,500 square feet of this space at a rental amount of just under 50% of the rent the prior customer had been paying for the entire space. We expect to start billing for this space in July 2013.

Portions of the Suwanee facility are included in our redevelopment pipeline. Our current under construction redevelopment plans call for the addition of approximately 90,000 of total operating NRSF, including approximately 80,000 NRSF of raised floor. We anticipate that the current reconfigurations and expansions described above will cost an additional $12 million to complete. Longer term, we can further expand the facility by an additional 29,000 NRSF of raised floor. Upon completion of the build-out of the facility, we anticipate that it will contain approximately 325,000 operating NRSF, including approximately 214,000 NRSF of raised floor.

In addition, this facility is adjacent to 15 acres of undeveloped land owned by us that we believe could be developed to provide an additional approximately 262,000 of total operating NRSF, of which approximately would be 162,000 NRSF of raised floor. The 15 acres of undeveloped land is not included in our current development plans.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of March 31, 2013 at the Suwanee facility. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights.

Year of Lease Expiration(1)	Number of Leases Expiring(2)	Total Raised Floor of Expiring Leases	% of Facility Leased Raised Floor	Annualized Rent(3)	% of Facility Annualized Rent
Month-to-Month(4)	79	1,372	3%	$2,592,110	7%
Remainder of 2013	283	10,140	20%	12,138,697	34%
2014	169	2,188	4%	4,158,329	12%
2015	149	12,812	26%	10,372,363	29%
2016	29	1,488	3%	1,600,675	4%
2017	15	6,914	14%	2,405,310	7%
2018	5	1,600	3%	448,572	1%
2019	—	—	—%	—	—%
2020	1	13,456	27%	1,920,000	5%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
After 2023	—	—	—%	—	—%

Total	730	49,970	100%	$35,636,055	100%

(1)	Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement customers with future commencement dates. In those cases, the data is included in the year in which the future lease expires.
(2)	Represents each lease with a customer signed as of March 31, 2013 for which billing has commenced; a lease agreement could include multiple spaces and/or service orders and a customer could have multiple leases.
(3)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(4)	Consists of customers whose leases expired prior to March 31, 2013 and have continued on a month-to-month basis. We do not typically enter into month-to-month leases.

Primary Customers

The following table summarizes information regarding primary customers, which are customers occupying 10% or more of the leased raised floor of the Suwanee facility, as of March 31, 2013:

Principal Customer Industry	Lease Expiration	Renewal Option	Annualized Rent(1)	% of Facility Annualized Rent
Professional Services	2020	2x5 years	$1,924,800	5%
Financial Services	2017	2x5 years	1,699,901	5%

(1)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Historical Percentage Leased and Annualized Rental Rates

The following table sets forth the leasable raised floor, percentage leased, annualized rent and annualized rent per leased raised square foot for the Suwanee facility:

Date	Facility Leasable Raised Floor	% Leased(1)	Annualized Rent(2)	Annualized Rent per Leased Square Foot
March 31, 2013	61,160	82%	$35,636,055	$713
December 31, 2012	61,000	80%	34,566,816	712
December 31, 2011	142,145	89%	40,975,608	325
December 31, 2010	145,440	85%	40,838,748	330
December 31, 2009	131,433	83%	41,862,168	383
December 31, 2008	135,827	80%	41,705,604	384
December 31, 2007	125,558	87%	33,483,708	305

(1)	Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of the applicable date, divided by leasable raised floor based on the then current configuration of the property, expressed as a percentage.
(2)	Annualized rent is presented for leases commenced as of the applicable date. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Depreciation

The following table sets forth for the Suwanee facility and each component thereof upon which depreciation is taken the (i) federal tax basis upon completion of this offering, (ii) rate, (iii) method, and (iv) life claimed with respect to the property or component thereof for purposes of depreciation:

Federal Tax Basis (unaudited)	Rate	Method	Life Claimed
	$2.56%	Straight Line	39 Years

The 2012 tax rate for this property is $3.90 per $100 of assessed value, or $294,324 in property taxes for the 2012 tax year. We anticipate that upon completion of our expansion of this facility, the property taxes for this property would be $ applying the 2012 rate. In the opinion of our management, after completion of this offering, the Suwanee facility will be adequately covered by insurance.

Santa Clara

Our Santa Clara, California facility was acquired in November 2007. The facility, which is owned subject to a long-term ground sublease as described below, consists of two buildings containing approximately 135,000 gross square feet with approximately 101,000 of total operating NRSF, including approximately 55,000 raised floor operating NRSF. The facility is situated on a 6.5-acre site in Silicon Valley. Several Silicon Valley Power substations supply 11 MW of utility power to the facility, which is backed up by diesel generators. We believe that Silicon Valley is an ideal data center location due to the large concentration of technology companies and the high local demand for data centers and cloud and managed services.

Since acquiring the Santa Clara facility, we have invested capital to build out additional raised floor square footage. As of March 31, 2013, our total investment in our Santa Clara facility was $84.2 million, excluding construction in progress. The property generated $11.4 million of NOI, net of ground lease expenses, for the 12 months ended March 31, 2013, representing a 14% yield on our total investment. For the quarter ended March 31, 2013, the Santa Clara facility recorded revenue of $5.2 million and NOI of $2.7 million, representing a 53% NOI margin. MRR has remained stable at approximately $1.5 million as of March 31, 2012 and March 31, 2013. In addition, the total booked-not-billed MRR balance at this facility aggregated approximately $69,400 as of March 31, 2013.

As of March 31, 2013, approximately 88% of the facility’s leasable raised floor was leased to 105 customers.

We are currently redeveloping approximately 12,000 NRSF of raised floor at our Santa Clara facility. We anticipate that completing this expansion will cost an additional approximately $26 million based on current estimates. Longer term, we can further expand the facility by another approximately 13,000 NRSF of raised floor. Upon completion of the build-out of the facility, we anticipate that the facility would contain approximately 126,000 total operating NRSF, including approximately 80,000 NRSF of raised floor.

The Santa Clara facility is subject to a ground lease. We acquired a ground sublease interest in the land on which the Santa Clara facility is located in November 2007. The ground sublease expires in 2052, subject to two 10-year extension options. The current annual rent payable under the ground sublease is approximately $1.1 million, which increases annually by the lesser of 6% and the increase in the Consumer Price Index for the San Francisco Bay area. In addition, in 2018 and 2038, the monthly rent will be adjusted to equal one-twelfth of an amount equal to 8.5% of the product of (i) the then fair market value of the demised premises (without taking into account the value of the improvements existing on the land) calculated on a per square foot basis, and (ii) the net square footage of the demised premises. During the term of the ground lease, we have certain obligations to facilitate the provision of job training, seminars and research opportunities for students of a community college that is adjacent to the property. We are the indirect holder of this ground sublease.

Lease Expirations

The following table sets forth a summary schedule of the lease expirations for leases in place as of March 31, 2013 at the Santa Clara facility. Unless otherwise stated in the footnotes, the information set forth in the table assumes that customers exercise no renewal options and all early termination rights.

Year of Lease Expiration(1)	Number of Leases Expiring(2)	Total Raised Floor of Expiring Leases	% of Facility Leased Raised Floor	Annualized Rent(3)	% of Facility Annualized Rent
Month-to-Month(4)	19	1,360	4%	$1,077,224	6%
Remainder of 2013	101	11,079	35%	6,165,354	34%
2014	103	9,280	29%	6,941,037	39%
2015	28	588	2%	161,863	1%
2016	25	9,635	30%	3,607,158	20%
2017	—	—	—%	—	—%
2018	—	—	—%	—	—%
2019	—	—	—%	—	—%
2020	—	—	—%	—	—%
2021	—	—	—%	—	—%
2022	—	—	—%	—	—%
2023	—	—	—%	—	—%
After 2023	—	—	—%	—	—%

Total	276	31,942	100%	$17,952,636	100%

(1)	Does not include data for leases expiring in a particular year when leases for the same space have already been signed with replacement customers with future commencement dates. In those cases, the data is included in the year in which the future lease expires.
(2)	Represents each lease with a customer signed as of March 31, 2013 for which billing has commenced; a lease agreement could include multiple spaces and/or service orders and a customer could have multiple leases.
(3)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.
(4)	Consists of customers whose leases expired prior to March 31, 2013 and have continued on a month-to-month basis. We do not typically enter into month-to-month leases.

Primary Customers

The following table summarizes information regarding primary customers, which are customers occupying 10% or more of the leased raised floor of the Santa Clara facility, as of March 31, 2013:

Principal Customer Industry	Lease Expiration	Renewal Option	Annualized Rent(1)	% of Facility Annualized Rent
Telecommunications	2016	1x5 years	$2,056,278	11%
Application Software	2013	month-to-month	1,913,808	11%
Internet	2013	month-to-month	1,124,304	6%

(1)	Annualized rent is presented for leases commenced as of March 31, 2013. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Historical Percentage Leased and Annualized Rental Rates

The following table sets forth the leasable raised floor, percentage leased, annualized rent and annualized rent per leased raised square foot for the Santa Clara facility:

Date	Facility Leasable Raised Floor	% Leased(1)	Annualized Rent(2)	Annualized Rent per Leased Square Foot
March 31, 2013	36,258	88%	$17,952,636	$562
December 31, 2012	36,106	99%	18,880,308	527
December 31, 2011	37,057	71%	18,408,108	702
December 31, 2010	23,515	94%	17,164,968	778
December 31, 2009	24,957	34%	11,872,068	1,392
December 31, 2008	24,957	33%	13,024,800	1,570
December 31, 2007	10,199	89%	13,252,944	1,464

(1)	Calculated as data center raised floor that is subject to a signed lease for which billing has commenced as of the applicable date, divided by leasable raised floor based on the then current configuration of the property, expressed as a percentage.
(2)	Annualized rent is presented for leases commenced as of the applicable date. We define annualized rent as MRR multiplied by 12. We calculate MRR as monthly contractual revenue under signed leases as of a particular date, which includes revenue from our C1, C2 and C3 rental and cloud and managed services activities, but excludes customer recoveries, deferred set-up fees, variable related revenues, non-cash revenues and other one-time revenues. MRR does not include the impact from booked-not-billed leases as of a particular date, unless otherwise specifically noted. This amount reflects the annualized cash rental payments. It does not reflect any free rent, rent abatements or future scheduled rent increases and also excludes operating expense and power reimbursements.

Depreciation

The following table sets forth for the Santa Clara facility and each component thereof upon which depreciation is taken the (i) federal tax basis upon completion of this offering, (ii) rate, (iii) method, and (iv) life claimed with respect to the property or component thereof for purposes of depreciation:

Federal Tax Basis (unaudited)	Rate	Method	Life Claimed
	$2.56%	Straight Line	39 Years

The 2012 tax rate for this property was $1.15 per $100 of assessed value, or $769,229 in property taxes for the 2012 tax year. We anticipate that upon completion of our expansion of this facility, the property taxes for this property would be $ applying the 2012 rate. In the opinion of our management, after completion of this offering, the Santa Clara facility will be adequately covered by insurance.

Sacramento

Our Sacramento, California facility, which we acquired in December 2012, is located 120 miles from our Santa Clara facility on a 6.8-acre site. The facility currently consists of approximately 93,000 gross square feet with approximately 74,000 of total operating NRSF, including approximately 46,000 raised floor operating NRSF. The Sacramento Municipal Utility District supplies 8 MW of utility power to the facility, which is backed up by diesel generators. The facility is an institutional grade data center with a classic “N+1” design that provides a single extra uninterruptible power supply module for use in the event of a system failure. This facility will provide our regional customer base with business continuity services along with Cloud and Managed services. We believe the property’s location will be a valuable complement to our Santa Clara facility for our customers, as it will allow them to diversify their footprint in the California market with a single provider. We intend to leverage our existing West Coast regional team and our Cloud and Managed Services sales and support staff to cater to customers in this property, many of which already used managed services when we acquired the property.

Portions of this facility are included in our development pipeline as we plan to expand the facility in two phases. We are currently redeveloping approximately 9,000 square feet of raised floor in the facility. We anticipate that completing this expansion will cost an additional approximately $9 million based on current estimates. Longer term, we can further expand the facility by another approximately 4,000 NRSF of raised floor. Upon completion of the build-out of the facility, we anticipate that it will contain approximately 87,000 total operating NRSF including approximately 59,000 NRSF of raised floor.

As of March 31, 2013, approximately 62% of the facility’s leasable raised floor was leased to 192 customers. The majority of the customers at this facility are C2 or C3 customers which lease small amounts of space. We are the fee simple owner of the Sacramento facility.

Dallas

We purchased our Dallas, Texas facility in February 2013. Prior to our purchase, the facility was operated as a semiconductor fabrication facility. Similar to our Richmond facility, the Dallas facility has significant pre-existing infrastructure. Specifically, the Dallas facility has diverse feeds of 140 MW of utility power and approximately 698,000 gross square feet on 39 acres. We are the fee simple owner of the Dallas facility.

We acquired our Dallas facility because we believe that we will be able to execute a redevelopment strategy similar to our Richmond facility. Given the infrastructure that is already in place due to its former use as a semiconductor fabrication facility, we believe that the incremental costs to redevelop data center raised floor space in this facility will be lower compared to typical costs for ground-up development or redevelopments of other building types. In addition, the access to a significant amount of utility power provides the necessary power capacity to support our growth strategy for our Dallas data center. Furthermore, we believe that the Dallas market is an important data center markets primarily due to its strong business environment and relatively affordable power costs. These characteristics help make Dallas one of the top 10 multi-tenant data center markets in North America, according to 451 Research.

The Dallas facility is included in our development pipeline, as we plan to convert the facility into an operating data center in multiple phases. Our current redevelopment plans call for the redevelopment of up to approximately 79,000 of total operating NRSF, including approximately 26,000 NRSF of raised floor. We anticipate that this redevelopment will cost approximately $50 million to $60 million in the aggregate based on current estimates, and we expect to begin lease-up of the facility in the first half of 2014. Longer term, we can further expand the facility by another approximately 619,000 total NRSF, of which approximately 236,000 NRSF would be raised floor. Upon completion of the build-out of the facility, we anticipate that the facility would contain approximately 698,000 total operating NRSF, including approximately 262,000 NRSF of raised floor.

We own sufficient undeveloped land on the site, approximately 15 acres, that we believe could also be developed to provide an additional 262,000 total operating NRSF, of which approximately 162,000 NRSF would be raised floor. The 15 acres of undeveloped land is not included in our current development plans.

Miami

Our Miami, Florida facility currently consists of approximately 30,000 gross square feet with approximately 26,000 total operating NRSF, including 20,000 raised floor operating NRSF. The property sits on a 1.6-acre site located at Dolphin Center with 4 MW of utility power supplied by Florida Power & Light and backed up by diesel generators. With a wind rating of 185 miles-per-hour, the facility is built to withstand a Category 5 hurricane. Miami is a strategic location for us because it is a gateway to the South American financial markets and a transcontinental Internet hub. The Miami facility was under development when we acquired it in April 2008, and we completed the build-out in August 2008. Other than normally recurring capital expenditures, we have no current plans to further build-out or expand the Miami facility.

As of March 31, 2013, approximately 58% of the facility’s leasable raised floor was leased to 61 customers. The current customers of the facility include only C2 customers which lease small amounts of space and we intend to continue to lease-up this property, including space recently vacated by a C1 customer. We are the fee simple owner of the Miami facility.

Jersey City

Our Jersey City, New Jersey facility is a leased facility that consists of approximately 122,000 gross square feet with approximately 81,000 raised floor operating NRSF of total operating NRSF, including approximately 29,000 raised floor operating NRSF. The Jersey City facility was originally leased by another party in March 2004 and we acquired the lease in October 2006 when we acquired the lessee. The lease expires in September 2026 and is subject to one five-year extension option. The facility was redeveloped in November 2006, and we subsequently leased it to service customers in New Jersey and New York. The facility is comprised of four floors of a 19 story building located on one city block in the metropolitan New York City area, six miles from

Manhattan. PSE&G supplies 7 MW of utility power to the facility, which is backed up by diesel generators. The facility also contains a small amount of “Class A” office space. We believe that the location in Jersey City provides us with a crucial presence in the tri-state area, where space is highly coveted given the strong demand from financial services firms.

As of March 31, 2013, approximately 63% of the facility’s leasable raised floor was leased to 68 customers.

Wichita

Our Wichita, Kansas facility consists of approximately 14,000 gross square feet with approximately 14,000 total operating NRSF, including approximately 2,600 raised floor operating NRSF. Western Energy supplies 1 MW of utility power to the facility, which is backed up by a diesel generator. We believe that this data center and our Overland Park data center complement our portfolio by providing regional coverage in the Midwest. We acquired the facility in 2005, and it was redeveloped in 2008. Other than normally recurring capital expenditures, we have no current plans to further build-out or expand the Wichita facility.

As of March 31, 2013, 100% of the facility’s leasable raised floor was leased.

Overland Park

The Overland Park, Kansas facility, known as the J. Williams Technology Center, is a leased facility consisting of approximately 33,000 gross square feet, with approximately 8,000 of total operating NRSF, including approximately 2,500 raised floor operating NRSF. The property is located in the Kansas City, Missouri metropolitan area. Kansas City Power & Light supplies approximately 1 MW of utility power, which is backed up by a diesel generator. The J. Williams Technology Center has housed the corporate headquarters of QGC since September 2003. We lease the facility under a lease with an entity controlled by our Chairman and Chief Executive Officer, which was entered into in January 2009 and expires in December 2018 with one remaining five-year renewal term. See “Certain Relationships and Related Party Transactions—Office and Data Center Lease.” Other than normally recurring capital expenditures and expansion of our own office space at our headquarters, we have no current plans to further build-out or expand the raised floor at our Overland Park data center.

As of March 31, 2013, approximately 77% of the facility’s leasable raised floor was leased to 19 customers.

Lenexa

Our Lenexa, Kansas property is an approximately 35,000 gross square foot facility located in the Kansas City, Missouri metropolitan area. The property was acquired in 2004. The Lenexa property does not currently operate as a data center, nor do we intend to operate it as a data center. We use this property primarily as a warehouse. Other than normally recurring capital expenditures, we have no current plans to further build-out or expand the Lenexa property.

Indebtedness Expected to be Outstanding After the Offering

As of March 31, 2013, we had outstanding approximately $         million of indebtedness on a pro forma basis. The weighted average interest rate on our pro forma indebtedness, taking into account the impact of hedging arrangements, is expected to be % per annum. Upon completion of this offering, we expect to have outstanding approximately $         million of our pro forma indebtedness that will bear interest at a variable rate, including the impact of hedging arrangements.

The following table sets forth the total pro forma indebtedness as of March 31, 2013 that we expect will be outstanding upon completion of this offering:

Debt	Interest Rate(1)	Principal Amount Outstanding (in thousands)		Annual Debt Service (in thousands)	Maturity Date(2)		Balance at Maturity(3) (in thousands)
Credit Facility
Unsecured Revolving Credit Facility	LIBOR + 2.35%	$0	(4)	$0	5/1/17	(5)	$0
Term Loan	LIBOR + 2.35%	225,000		5,738	5/1/18		225,000
Richmond Secured Credit Facility	LIBOR + 4.25%	70,000		3,115	12/18/15	(5)	70,000
Atlanta Metro – Equipment Loan	6.85%	20,421		3,460	6/1/20		0

Total		$315,421		$12,313			$295,000

(1)	Reflects interest rate in effect as of May 1, 2013.
(2)	The maturity date represents the date on which the principal amount is due and payable.
(3)	Assumes no early repayment of principal.

(4)	The Company may borrow up to $350 million under the unsecured revolving credit facility, subject to compliance with all covenants and other conditions.
(5)	The maturity date can be extended up to one year if certain conditions are satisfied.

Set forth below is a summary of the principal terms of our expected existing material indebtedness as of the closing of this offering.

Credit Facility

On May 1, 2013, our operating partnership entered into a $575 million credit facility with KeyBank National Association, and other financial institutions party thereto, as the lenders, KeyBank National Association, as the agent, KeyBanc Capital Markets, as the sole lead arranger and sole book manager, and Regions Bank, as the syndication agent.

The credit facility is comprised of a $225 million term loan maturing May 1, 2018 and an unsecured revolving credit facility of $350 million maturing May 1, 2017, with the option to extend until May 1, 2018 subject to satisfaction of certain conditions. The credit facility may be increased to $675 million subject to certain conditions set forth in the credit agreement (including consent of the administrative agent and obtaining necessary commitments), either through an increase to the term loan or the unsecured revolving credit facility, or a combination of both. The unsecured revolving credit facility also includes up to $30 million in letters of credit and $30 million in swing loans. The availability under the unsecured revolving credit facility is the lesser of (i) $350 million, (ii) 55% of unencumbered asset pool capitalized value, (iii) the amount resulting in an unencumbered asset pool debt service ratio of 1.75 to 1.00 or (iv) the amount resulting in an unencumbered asset pool debt yield of 15%, less, in the case of (ii), (iii) and (iv), unsecured debt and as defined in the unsecured revolving credit facility.

Amounts outstanding under the credit facility bear interest at a variable rate equal to, at our election, LIBOR or a base rate, plus a spread that will range, depending upon our leverage ratio, from 2.10% to 2.85% for LIBOR rate loans or 1.10% to 1.85% for base rate loans. We are also required to pay a commitment fee to the lenders assessed on the unused portion of the unsecured revolving credit facility. At our election, we can prepay amounts outstanding under the credit facility, in whole or in part, without penalty or premium.

The credit facility has customary representations and warranties, and our ability to borrow under the facility is subject to ongoing compliance with a number of customary affirmative and negative covenants, including limitations on liens, mergers, consolidations, investments, distributions, asset sales and affiliate transactions, as well as financial covenants, including the following:

•	the outstanding principal balance of the loans and letter of credit liabilities cannot exceed the unencumbered asset pool availability;

•

a minimum fixed charge coverage ratio (defined as the ratio of consolidated EBITDA, subject to certain adjustments, to consolidated fixed charges) for the prior two most recently-ended calendar quarters of 1.75 to 1.00;

•	a maximum debt to asset ratio of 55%;

•

the tangible net worth cannot be less than the sum of $408 million plus 85% of the sum of (i) net equity offering proceeds and (ii) the value of interests in the operating partnership issued upon the contribution of assets to the operating partnership or its subsidiaries;

•	the unhedged variable rate debt of the operating partnership, and following this offering, us, cannot exceed 30% of gross asset value; and

•	a maximum distribution payout ratio of the greater of (i) 95% of our Funds from Operations (as defined in the agreement) and (ii) the amount required for us to qualify as a REIT.

The credit facility includes customary events of default, and the occurrence of an event of default will permit the lenders to terminate commitments to lend under the facility and accelerate payment of all amounts outstanding thereunder. If a default occurs and is continuing, we will be precluded from making distributions on our common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default does not arise from a payment default or event of insolvency) and lenders under the facility and, potentially, other indebtedness could accelerate the maturity of the related indebtedness.

The borrowings under the credit facility are guaranteed by certain of the operating partnership’s subsidiaries, and following this offering, by us.

Richmond Secured Credit Facility

On December 21, 2012, a subsidiary of our operating partnership entered into an $80 million secured credit facility with Regions Bank, and other lenders thereto, secured by our Richmond property. On January 18, 2013, our subsidiary increased the size of the facility to $100 million, of which $70 million was outstanding as of March 31, 2013. This facility matures on December 18, 2015 with an option to extend the maturity date up to one year, subject to satisfaction of certain conditions. The facility may be increased to $125 million subject to certain conditions set forth in the credit agreement (including approval of the administrative agent and obtaining necessary commitments). On May 1, 2013, we entered into an amendment to this agreement, to amend, among other things, certain of the financial covenants. The facility allows prepayment of amounts outstanding, in whole, but not in part, without penalty or premium, but once repaid, the amounts cannot be reborrowed. The proceeds from this facility may be used solely to finance the development of the Richmond property into a data center and to repay indebtedness under the credit facility described above.

Amounts outstanding under the Richmond facility will bear interest at a variable rate equal to, at our election, LIBOR or a base rate, plus a spread that will range, depending upon our leverage ratio, from 4.00% to 4.50% for LIBOR rate loans or 3.00% to 3.50% for base rate loans. We are also required to pay a commitment fee to the lenders assessed on the unused portion of the facility.

Our ability to borrow under the Richmond facility is subject to ongoing compliance with a number of customary affirmative and negative covenants, including limitations on indebtedness, liens, investments, distributions, asset sales and affiliate transactions, as well as financial covenants, including the following:

•	the outstanding principal balance of the loans not exceeding the borrowing base;

•	a minimum borrower’s debt yield of 12% to 18%, depending on the relevant time period;

•

a minimum borrowing base debt service coverage ratio (the ratio of adjusted net operating income from the mortgaged properties divided by the implied debt service) ranging from 1.3:1 to 2:1, depending on the relevant time period;

•	a maximum debt to asset ratio of the operating partnership, and following this offering, of us, of 55%;

•

a minimum fixed charge coverage ratio of the operating partnership, and following this offering, of us, (defined as the ratio of consolidated EBITDA, subject to certain adjustments, to consolidated fixed charges) for the prior two most recently ended calendar quarters of 1.75 to 1.00;

•

the tangible net worth of the operating partnership, and following this offering, of us, not less than the sum of $408 million plus 85% of the sum of (i) net equity offering proceeds and (ii) the value of interests in the operating partnership issued upon the contribution of assets to the operating partnership or its subsidiaries;

•	the unhedged variable rate debt of the operating partnership, and following this offering, of us, cannot exceed 30% of gross asset value; and

•	a maximum distribution payout ratio of the greater of (i) 95% of our Funds from Operations (as defined in the agreement) and (ii) the amount required for us to qualify as a REIT.

The Richmond facility includes customary events of default, and the occurrence of an event of default will permit the lenders to terminate commitments to lend under the facility and accelerate payment of all amounts outstanding thereunder. If a default occurs and is continuing, we will be precluded from making distributions on our common stock (other than those required to allow us to qualify and maintain our status as a REIT, so long as such default does not arise from a payment default or event of insolvency) and lenders under the facility and, potentially, other indebtedness could accelerate the maturity of the related indebtedness.

The borrowings under the Richmond facility are guaranteed by our operating partnership, certain of the operating partnership’s subsidiaries, and following this offering, us.

Other Indebtedness

On April 9, 2009, a subsidiary of our operating partnership entered into a $25 million loan agreement with Caterpillar Financial Services Corporation secured by certain equipment at our Atlanta Metro facility. This loan bears interest at 6.85% per annum and has a maturity date of June 1, 2020. Monthly installments on the loan are of principal and interest and the loan has a 10-year amortization schedule.

In addition, in connection with obtaining bond financing for the development of the Atlanta Metro facility, we transferred the title to our Atlanta Metro facility to the DFAC and entered into a sale-lease back transaction for the facility. DFAC issued a bond to us to finance its acquisition of the property in the amount of $300 million, which bond matures on December 1, 2019 and bears interest at a rate of 8% per annum. In order to secure the bond, DFAC pledged its interest in the project, including its rights to receive all rental payments thereunder. Our rental payments under the lease fund debt service payments under the bond, plus the expenses and advances of the issuer of the bond in connection with the development project. At our direction, the bond is redeemable at our option, which, if exercised, will cause the title to our Atlanta Metro facility to be returned to us.

Competition

We compete with developers, owners and operators of data centers and with IT infrastructure companies in the market for data center customers, properties for acquisition and the services of key third-party providers. Although, according to 451 Research, we are the only national multi-tenant data center provider to offer a full complement of solutions, which include wholesale data center, colocation, interconnection and hosting and/or cloud services, we continue to compete with owners and operators of data centers and providers of cloud and managed services that follow other business models and may offer one or more of these services. We believe, however, that our 3Cs product offerings set us apart from our competitors in the data center industry and makes us more attractive to customers, both large and small. In addition, we believe other providers are seeking ways to enter or strengthen their positions in the data center market.

We compete for customers based on factors, including location, critical load, NRSF, flexibility and expertise in the design and operation of data centers, as well as our cloud product and the breadth of managed services that we provide. New customers who consider leasing space at our properties and using our products and existing customers evaluating whether to renew or extend a lease may also consider our competitors, including wholesale infrastructure providers and colocation and managed services providers. In addition, our customers may choose to own and operate their own data centers rather than lease from us.

As an owner, developer and operator of data centers and provider of Cloud and Managed Services, we depend on certain third-party service providers, including engineers and contractors with expertise in the development of data centers and the provision of managed services. The level of competition for the services of specialized contractors and other third-party providers increases the cost of engaging such providers and the risk of delays in operating our data centers and completing our development and redevelopment projects.

In addition, we face competition for the acquisition of additional properties suitable for the development of data centers from real estate developers in our and in other industries and from customers who develop their own data center facilities. Such competition may have the effect of reducing the number of available properties for acquisition, increasing the price of any acquisition and reducing the demand for data center space in the markets we seek to serve.

Regulation

General

Data centers in our markets are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that each of our properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that the initial properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local laws, including regulations, ordinances and case law, a current or former owner or operator of real property may be liable for the cost to remove or remediate contamination resulting from the presence or discharge of hazardous or toxic substances, wastes or petroleum products on, under, from or in such property. These costs could be substantial, liability under these laws may attach without regard to whether the owner or operator knew of, or was responsible for, the presence of the contaminants, and the liability may be joint and several. Most of our properties presently contain large underground or aboveground fuel storage tanks for emergency power, which is critical to our operations. If any of our tanks has a release of fuel to the environment, we would likely have to pay to clean up the contamination. In addition, prior owners and operators used some of our current properties for industrial and retail purposes, which could have resulted in environmental contamination. Moreover, the presence of contamination or the failure to remediate contamination at our properties may (1) expose us to third-party liability, (2) subject our properties to liens in favor of the government for damages and costs the government incurs in connection with the contamination, (3) impose restrictions on the manner in which a property may be used or businesses may be operated, or (4) materially adversely affect our ability to sell, lease or develop the real estate or to borrow using the real estate as collateral. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. Finally, there may be material environmental liabilities at our properties of which we are not aware. Any of these matters could have a material adverse effect on us.

Our properties are subject to federal, state, and local environmental, health, and safety laws and regulations and zoning requirements, including those regarding the handling of regulated substances and wastes, emissions to the environment, and fire codes. For instance, our properties are subject to regulations regarding the storage of petroleum for auxiliary or emergency power and air emissions arising from the use of power generators. In particular, our properties in California are subject to strict emissions limitations for its generators, which could be exceeded if we need to use these generators to supply critical backup power in a manner that results in emissions in excess of California limits. In addition, we lease some of our properties to our customers who are also subject to such environmental, health and safety laws and zoning requirements. If we, or our customers, fail to comply with these various requirements, we might incur costs and liabilities, including governmental fines and penalties. Moreover, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will materially and adversely affect us. Environmental noncompliance liability also could affect a customer’s ability to make rental payments to us. We require our customers to comply with these environmental and health and safety laws and regulations and to indemnify us for any related liabilities.

Some of our properties may contain, or may have contained, asbestos-containing building materials. Environmental laws require that owners or operators of or employers in buildings with asbestos-containing materials, or ACM properly manage and maintain these materials, adequately inform or train those who may come into contact with ACM and undertake special precautions, including removal or other abatement, in the event that ACM is disturbed during building maintenance, renovation or demolition. These laws may impose fines and penalties on building owners or operators for failure to comply with these requirements. In addition, third parties may seek recovery from employers, owners or operators for personal injury associated with exposure to asbestos. If we become subject to any of these penalties or recoveries as a result of ACM at one or more properties, we could be materially and adversely impacted.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues also can stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our customers, employees of our customers and others if property damage or personal injury occurs. Thus, conditions related to mold or other airborne contaminants could results in material liabilities, which could have a material adverse effect on us.

If we, or other companies with which we do business, particularly utilities that provide our facilities with electricity, become subject to laws or regulations related to climate change, we could be materially and adversely impacted. Congress is currently considering new laws relating to climate change, including potential cap-and-trade systems, carbon taxes and other requirements relating to reduction of carbon footprints and/or greenhouse gas emissions. Other countries have enacted climate change laws and regulations and the United States has been involved in discussions regarding international climate change treaties. The U.S. government and some of the states and localities in which we operate have enacted certain climate change laws and regulations and/or have begun regulating carbon footprints and greenhouse gas emissions. Although these laws and regulations have not had any known material adverse effect on us to date, they could limit our ability to develop new facilities or result in substantial compliance costs, retrofit costs and construction costs, including monitoring and reporting costs and capital expenditures for environmental control facilities and other new equipment. Furthermore, our reputation could be negatively affected if we violate climate change laws or regulations. We cannot predict how future laws and, regulations, or future interpretations of current laws and regulations, related to climate change will affect our business, results of operations, liquidity and financial condition. Lastly, the potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts could have a material adverse effect on us.

Independent environmental consultants have conducted Phase I or similar environmental site assessments on all of operating properties in our initial portfolio that we own. Each of the site assessments has been either completed or updated since 2010, except with respect to our Wichita property, which was completed in 2004. Site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property, including information obtained through a site visit, interviews, database searches, and records reviews. These assessments do not generally include soil samplings, subsurface investigations, an asbestos survey, or a review of compliance with environmental, health, and safety laws. None of the site assessments have revealed any recognized environmental conditions (i.e., the presence or likely presence of contaminants) that we believe would have a material adverse effect on us. However, the site assessments may have failed to reveal all existing environmental conditions, liabilities or compliance concerns and material environmental conditions, liabilities or compliance concerns may have arisen after the site assessments were completed or may arise in the future.

Privacy and Security

We may be directly and/or contractually subject to laws, regulations and policies for protecting sensitive data, consumer privacy and vital national interests. For example, the US government has promulgated regulations and standards subject to authority provided through the enactment of a number of laws, such as HIPAA, the Health Information Technology for Economic and Clinical Health Act, or HITECH Act, the Gramm-Leach-Bliley Act, or GLBA, and the Federal Information Security Management Act of 2002, or FISMA, which require many corporations and federal, state and local governmental entities to control the security of, access to and configuration of their IT systems. A number of states have also enacted laws and regulations that require covered entities, such as data center operators, to implement and maintain security measures to protect certain types of information, such as Social Security numbers, payment card information, and other types of data, from unauthorized use and disclosure. In addition, industry organizations have adopted and implemented various security and compliance policies. For example, the Payment Card Industry Security Standards Council has issued its mandatory Payment Card Industry Data Security Standard, or PCI DSS, which is applicable to all organizations processing payment card transactions.

In connection with certain of these laws, we are subject to audits and assessments, and we may be required to obtain certain certifications. Audit failure or findings of non-compliance can lead to significant fines or decertification from engaging in certain activities. For example, violations of HIPAA/HITECH Act regulations can lead to fines of up to $1.5 million for all violations of a particular provision in a calendar year and our failure to demonstrate compliance in an annual PCI DSS audit may result in fines and exclusion from payment card networks. Additionally, violations of privacy or security laws, regulations or standards increasingly lead to class-action litigation, which can result in substantial monetary judgments or settlements. We cannot assure you that future laws, regulations and standards, or future interpretations of current laws, regulations and standards, related to privacy and security will not have a material adverse effect on us.

Insurance

We carry comprehensive liability, fire, extended coverage, earthquake, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy. We have selected policy specifications and insured limits that we believe to be appropriate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are currently, and upon completion of this offering will be, adequately insured. We will not carry insurance for generally uninsured losses such as loss from riots, war, terrorism, acts of God, wet or dry rot, vermin and, in some cases, flooding, because such coverage is not available or is not available at commercially reasonable rates. In addition, although we carry earthquake insurance on our properties in an amount and with deductibles that we believe are commercially reasonable, such policies are subject to limitations in certain seismically active zones. Certain of the properties in our portfolio will be located in areas known to be seismically active. See “Risk Factors—Risks Related to the Real Estate Industry—Uninsured and underinsured losses could have a material adverse effect on us.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to “opt out” of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Employees

As of March 31, 2013, we employed approximately 415 persons, none of which were represented by a labor union. We believe our relations with our employees are good.

Offices

Our executive headquarters is located at 12851 Foster Street, Overland Park, Kansas 66213, where our telephone number is (913) 814-9988. We believe that our current offices are adequate for our present operations; however, based on the anticipated growth of our company, we may add regional offices depending upon our future operational needs.

Legal Proceedings

In the ordinary course of our business, we are subject to claims for negligence and other claims and administrative proceedings, none of which we believe are material or would be expected to have, individually or in the aggregate, a material adverse effect on us.

MANAGEMENT

Directors and Executive Officers

Our board of directors will consist of eight members, a majority of which are independent within the meaning of the corporate governance listing standards of the NYSE. Pursuant to our organizational documents, each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualified. Our charter and bylaws provide that the number of directors of our company may be established by our board of directors and may not be fewer than the minimum number required under Maryland law nor more than 15 directors. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” The first annual meeting of our stockholders after this offering will be held in 2014. Subject to rights pursuant to any employment agreements, officers serve at the discretion of our board of directors.

The following table sets forth certain information concerning the individuals who will be our executive officers and directors upon completion of this offering:

Executive Officers and Directors

Name	Age	Position
Chad L. Williams	42	Chairman and Chief Executive Officer
William H. Schafer	55	Chief Financial Officer
James H. Reinhart	48	Chief Operating Officer – Operations
Daniel T. Bennewitz	54	Chief Operating Officer – Sales & Marketing
Shirley E. Goza	56	General Counsel
John W. Barter	66	Director Nominee(1)(2)
William O. Grabe	75	Director Nominee(1)(2)
Catherine R. Kinney	61	Director Nominee(1)(2)
Peter A. Marino	71	Director Nominee(1)(2)
Scott D. Miller	51	Director Nominee(1)(2)
Philip P. Trahanas	42	Director Nominee(1)(2)
Stephen E. Westhead	49	Director Nominee(2)

(1)	Expected to be independent within the meaning of the NYSE listing standards.
(2)	It is expected that each director nominee will become a director prior to the effectiveness of the registration statement.

Biographical Summaries of Executive Officers

Chad L. Williams has served as the Chairman and Chief Executive Officer of our predecessor since 2003. Mr. Williams has more than 24 years of experience in the management and development of various private companies and more than 14 years of experience in the ownership, management and development of commercial real estate, the last eight of which have been focused on data center properties. In his role as Chief Executive Officer, Mr. Williams has been directly involved in every aspect of our business, from strategic acquisition and financing, to site selection, design, development and construction and customer management.

In 2003, Mr. Williams leveraged his experience developing, owning and managing mission-critical facilities and began acquiring data centers with the strategy of building a national presence to provide this type of facility. Under Mr. Williams’ leadership and through a series of acquisitions, the business grew from operating a single facility to a national and fully integrated data center platform. Today, under Mr. Williams’ leadership, we operate 10 data center facilities totaling approximately 3.8 million gross square feet. Mr. Williams’ vision of obtaining and revitalizing large, scalable properties in growing data center markets has become the cornerstone of our business strategy.

Williams currently serves on the board of directors for the U.S. Dream Academy, an organization that focuses on intervening in the lives of children of incarcerated parents. Its mission is to empower these at-risk children to maximize their potential by providing them with academic, social and values-enrichment through supportive mentoring and the use of technology.

Our board of directors determined that Mr. Williams should serve on our board of directors based on his experience as a successful business leader and entrepreneur and his experience in real estate and with our company.

William H. Schafer has served as the Chief Financial Officer of our predecessor since 2010. Mr. Schafer has more than 20 years of experience in the REIT industry and 33 years of experience in financial operations, accounting systems and financing activities. Prior to joining our predecessor, Mr. Schafer was the chief financial officer of DDR Corp. (NYSE: DDR) from 1992 to 2010, a public REIT and an owner and developer of retail properties. Prior to joining DDR Corp., Mr. Schafer was a senior manager of PricewaterhouseCoopers LLP. Mr. Schafer earned a Bachelor of Arts degree in business administration from the University of Michigan.

James H. Reinhart has served as the Chief Operating Officer – Operations of our predecessor since 2012. Mr. Reinhart has more than 25 years of experience in operations, technology, marketing and strategy. Prior to joining our predecessor, Mr. Reinhart held various positions at Genworth Financial, Inc. (NYSE: GNW), a financial services company, from 2005 to 2012. In his last position at Genworth Financial, Inc., Mr. Reinhart was the chief strategy and marketing officer of the U.S. Insurance & Wealth Management division. Prior to that, Mr. Reinhart held various positions at Capital One Financial Corporation (NYSE: COF), a financial services company, from 1999 to 2005, the last of which was vice president responsible for call center outsourcing, and various positions at the Hewlett-Packard Company (NYSE: HPQ), a technology products and software company, from 1993 to 1999. Mr. Reinhart earned a Masters of Business Administration from the Harvard Graduate School of Business Administration, a Masters of Science degree in electrical engineering from the University of Maryland and a Bachelor of Science degree in electrical engineering from the United States Naval Academy.

Daniel T. Bennewitz has served as the Chief Operating Officer – Sales & Marketing of our predecessor since 2012. Mr. Bennewitz has more than 30 years of experience in sales, marketing, operations and global leadership positions. Prior to joining our predecessor, Mr. Bennewitz worked at IBM Corporation (NYSE: IBM), an information technology and products company, from 1980 to 2012. Mr. Bennewitz’s responsibilities included product, industry and global leadership positions across the company, and his last position was vice president of IBM’s sales model, a position in which he was responsible for leading IBM’s go-to-market model and sales force transformation. Mr. Bennewitz earned an A.B. degree in economics from Princeton University.

Shirley E. Goza has served as the General Counsel of our predecessor since 2006. Ms. Goza has more than 30 years of experience as a practicing attorney and law professor. Prior to joining our predecessor, Ms. Goza co-owned and operated Focus Trial and Settlement Solutions, a company the facilitated mock trials for trial attorneys, and served as managing partner from 2004 to 2006. Ms. Goza previously was a partner with the law firm Shook, Hardy & Bacon from 2000 to 2004 and was of counsel at Spencer Fane Britt & Browne LLP from 1982 to 1990. Ms. Goza taught on the faculty at the University of Missouri, Kansas City, School of Law from 1990 through 1997 and was a visiting faculty member at the University of Kansas in 1996. Ms. Goza earned a Juris Doctorate from the University of Kansas and a Bachelor of Arts degree in English and psychology from Pittsburgh State University.

Biographical Summaries of Director Nominees

John W. Barter is one of our director nominees. Mr. Barter has been a director of our predecessor since 2010. Mr. Barter has more than 25 years of experience in financial management, mergers and acquisitions, executive management and planning and analysis. Mr. Barter was the chief financial officer of Kestral Solutions, Inc., a technology company, from 2000 to 2001. Prior to this, Mr. Barter held various positions with AlliedSignal, Inc., now called Honeywell International, Inc. (NYSE: HON), a technology company, for most of the time between 1973 to 1997, and was an executive vice president and president of AlliedSignal Automotive from 1994 to 1997 and chief financial officer from 1988 to 1994. He currently serves on the boards of directors of Dice Holdings, Inc. (NYSE: DHX) and Genpact Ltd. (NYSE: G), and previously served on the boards of directors of Lenovo Group, Ltd. (HKG: 992) from 2005 until 2010 and SRA International from 2003 until 2011. Mr. Barter earned a Bachelor of Science degree in physics from Spring Hill College and a Master of Business Administration in finance from Tulane University.

Our board of directors determined that Mr. Barter should serve on our board of directors based on his financial management experience.

William O. Grabe is one of our director nominees. Mr. Grabe has been a director of our predecessor since 2009. Mr. Grabe has over 40 years of experience in investment management and corporate operations. Mr. Grabe is an advisory director of General Atlantic LLC, a global investment firm, and was a managing director at General Atlantic LLC from 1992 to 2010. Prior to joining General Atlantic LLC, Mr. Grabe held executive positions in sales, marketing and operations at IBM Corporation and was the general manager for the Marketing and Services Group from 1988 to 1992. Mr. Grabe currently serves on the boards of directors of Lenovo Group, Ltd., Compuware Corporation (NASDAQ: CPWR) and Gartner, Inc. (NYSE: IT). He previously served on the board of directors of iGATE Computer Systems Limited (f/k/a Patni Computer Systems Limited, NYSE: PTI) from 2002 to 2011 and the board of directors of several other public and private global technology companies during his tenure at General Atlantic LLC. Mr. Grabe earned a Master of Business Administration from the UCLA Graduate School of Business and a Bachelor of Science degree in engineering from New York University.

Our board of directors determined that Mr. Grabe should serve on our board of directors based on his experience as a director of other public companies in the technology sector and his investment management experience.

Katherine R. Kinney is one of our director nominees. Ms. Kinney has been a director of our predecessor since May 2013. Ms. Kinney has 35 years of experience in securities regulation and management. Based in Paris, France, from 2007 to 2009, Ms. Kinney served as the group executive vice president and head of global listing, marketing and branding at NYSE Euronext (NYSE: NYX), a company that operates multiple securities exchanges. From 1974 to 2007, Ms. Kinney held various positions with the New York Stock Exchange, Inc., a U.S.-based securities exchange and predecessor of the NYSE Euronext, and was its president and co-chief operating officer from 2002 to 2007. Ms. Kinney currently serves on the boards of directors of MetLife, Inc. (NYSE: MET), NetSuite, Inc. (NYSE: N) and MSCI Inc. (NYSE: MSCI). Ms. Kinney earned a Bachelor of Arts degree from Iona College and completed the Advanced Management Program at Harvard Business School. Ms. Kinney has also received honorary degrees from Georgetown University, Fordham University and Rosemont College.

Our board of directors determined that Ms. Kinney should serve on our board of directors based on her extensive leadership, management and corporate governance experience and experience as a director of other public companies.

Peter A. Marino is one of our director nominees. Mr. Marino has been a director of our predecessor since 2012. Mr. Marino has over 25 years of executive experience. Mr. Marino has been a private consultant for government and industry on defense and intelligence issues since 1999. He also serves as special advisor to General Atlantic LLC. From 1996 to 1999, Mr. Marino was the president and chief executive officer of Firearms Training Systems, Inc., a provider of software and hardware simulation training systems for military, law enforcement and security forces. From 1991 to 1996, Mr. Marino served as senior vice president of E-Systems Corporation, a computing and software company which was acquired by Raytheon (NYSE: RTN) in 1995. Mr. Marino previously served as president and chief operating officer of Fairchild Industries, an aerospace and defense company, from 1988 to 1990 and was president and chief operating officer of Lockheed Electronics Company, Inc., a defense electronics company, from 1986 to 1988. From 1970 to 1986, he served in numerous capacities at the Central Intelligence Agency, including director of technical service and deputy director for the Office of Research and Development. He is also a Senior Executive Fellow at Harvard University. Mr. Marino previously served as a director of Argon St., Inc., a former public company, from 2004 to 2010. Mr. Marino earned a Master of Science in acoustics (engineering physics) from The Pennsylvania State University and a Bachelor of Science degree in physics from Rollins College.

Our board of directors determined that Mr. Marino should serve on our board of directors based on his experience as a successful business leader and entrepreneur, as well as his technology experience.

Scott D. Miller is one of our director nominees. Mr. Miller has over 30 years of executive experience. Mr. Miller is the chief executive officer of SSA & Company, a management consulting firm focusing on process improvement, the chief executive officer of G100, a membership organization providing a forum for current, future and recent chief executive officers of leading public and private companies and private equity firms, and the managing general partner of MSP, LLC, a private real estate development and investment company. He also serves as special advisor to General Atlantic LLC. Prior to joining SSA & Company in March 2004, Mr. Miller served as non-executive vice chairman of Hyatt Hotels and Resorts Corporation (NYSE: H), a global hospitality company, from 2003 to 2004, the president from 1999 to 2003 and executive vice president from 1997 to 1999. Mr. Miller was also the president and chief executive officer of United Infrastructure Company, a public infrastructure development company from 1993 to 1997. From 1981 to 1993, he was a founding partner of The John Buck Company, a real estate brokerage, management and development company. Mr. Miller currently serves on the board of directors of Affinion Group, Inc. and previously served as director of AXA Equitable Life Insurance Company from 2002 to 2012, Orbitz Worldwide, Inc. (NYSE: OWW) from 2003 to 2004, and NAVTEQ Corporation from 2004 to 2008. Mr. Miller earned a Master of Business Administration from the University of Chicago and a Bachelor of Arts degree in human biology from Stanford University.

Our board of directors determined that Mr. Miller should serve on our board of directors based on his leadership and management experience as a principal executive officer of diverse organizations and experience as a director of other public companies.

Philip P. Trahanas is one of our director nominees. Mr. Trahanas has been a director of our predecessor since 2009. Mr. Trahanas has over 17 years of experience in financial advisory, investing and investment management, as well as over 10 years of experience serving on private and public company boards. Mr. Trahanas is a Managing Director of General Atlantic LLC, a global investment firm, which he joined in 2000. From 1996 to 2000, Mr. Trahanas worked at Morgan Stanley (NYSE: MS), a global financial services firm, where he was a member of the high technology corporate finance team, was a merger and acquisition specialist and was a member of the investment banking division’s operating management team. Prior to joining Morgan Stanley, Mr. Trahanas was an electrical engineer at General Electric (NYSE: GE), a diversified technology, media and financial services company, where he specialized in communications equipment and semiconductor design. Mr. Trahanas earned a Bachelor of Engineering degree in electrical engineering from The Cooper Union for the Advancement of Science and Art, a Master of Business Administration from the University of Pennsylvania Wharton School and a Master of Science degree in engineering from the University of Pennsylvania Moore School of Engineering.

Our board of directors determined that Mr. Trahanas should serve on our board of directors based on his extensive operating, investment banking and private equity experience.

Stephen E. Westhead is one of our director nominees. Mr. Westhead has been a director of our predecessor since May 2013. Mr. Westhead has over 25 years of experience in management. Since 2007, Mr. Westhead has been the chief executive officer and lead investor of US Trailer, a semi-trailer leasing company, and has served as the chief marketing officer of Satori Group, Inc., an IT company, since January 2013. From 1987 to 2008, Mr. Westhead served as senior vice president of commercial lines underwriting for Philadelphia Insurance Companies, an insurance company. Mr. Westhead earned a Bachelor of Science degree in business administration from Cabrini College.

Our board of directors determined that Mr. Westhead should serve on our board of directors based on his executive management experience.

Promoters

Chad L. Williams is considered our promoter under the federal securities laws. As discussed above, he will serve as our Chairman and Chief Executive Officer. His designation as promoter under the federal securities laws indicates that he took the initiative in founding and organizing our business. We also refer to Mr. Williams as our “founder” elsewhere in this prospectus.

Corporate Governance Profile

We have structured our corporate governance in a manner that we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not staggered, with each of our directors subject to re-election annually;

•

of the eight persons who will serve on our board of directors, seven, or 88% of our directors, are expected to be determined by us to be independent for purposes of the NYSE’s corporate governance listing standards and Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act;

•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;

•	we have opted out of the Maryland business combination and control share acquisition statutes; and

•	we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of Our Board in Risk Oversight

One of the key functions of our board of directors will be informed oversight of our risk management process. Our board of directors will administer this oversight function directly, with support from its three standing committees, our audit committee, our compensation committee and our nominating and corporate governance committee, each of which will address risks specific to their respective areas of oversight. For example, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our audit committee also will monitor compliance with legal and regulatory requirements and oversee the performance of our internal audit function. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Our nominating and corporate governance committee will monitor the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

Our board of directors and its standing committees also will hear reports from the members of management responsible for the matters considered in order to enable our board of directors and each committee to understand and discuss risk identification and risk management.

Board Committees

Upon the completion of this offering, our board of directors will establish three standing committees consisting solely of independent directors, the principal functions of which are briefly described below. Our board of directors may from time to time establish other committees to facilitate the governance of our company.

Audit Committee

Our audit committee will consist of             ,             , and             , and              will serve as its chairperson. We expect that the chairperson of our audit committee will qualify as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is “financially literate” as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including overseeing:

•	review of all related party transactions in accordance with our related party transactions policy;

•	our accounting and financial reporting processes;

•	the integrity and audits of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our overall risk profile.

Our audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee will also approve the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Our compensation committee will consist of             ,              and             , and              will serve as its chairperson. Prior to the completion of this offering, we will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•	determining the number of shares underlying, and the terms of, share option and restricted share awards to be granted to our directors, executive officers and other employees pursuant to these plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of             ,              and             , and              will serve as its chairperson. Prior to the completion of this offering, we will adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•

identifying, recruiting and recommending to the full board of directors qualified candidates for election as directors and recommending a slate of nominees for election as directors at each annual meeting of stockholders;

•

developing and recommending to the board of directors corporate governance guidelines, including the committee’s selection criteria for director nominees, and implementing and monitoring such guidelines;

•	reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

•	recommending to the board of directors nominees for each committee of the board of directors;

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

•	overseeing the board of directors’ evaluation of management.

Code of Business Conduct and Ethics

Our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code.

Only our audit committee will be able to approve any waiver of the code of business conduct and ethics for our executive officers or directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Executive Compensation

Compensation Discussion and Analysis

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our stockholders in a way that allows us to attract and retain the best executive talent. Our board of directors has not yet formed our compensation committee. Accordingly, we have not adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that the compensation committee, once formed, will design a compensation program that rewards, among other things, favorable stockholder returns, share appreciation, our company’s competitive position within its segment of the real estate industry, the successful completion of planned facility expansions described in this prospectus and each executive officer’s long-term career contributions to our company. In addition, our compensation committee may determine to make awards to new executive officers in order to attract talented professionals to serve us. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards and long-term cash and equity incentives measured by performance targets to be established by our compensation committee. We will pay base salaries and annual bonuses and expect to make equity grants under our equity incentive plan to our executive officers, effective upon completion of this offering. These awards under our equity incentive plan will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Our “named executive officers” during 2013 are expected to be: Chad L. Williams, our Chairman and Chief Executive Officer, William H. Schafer, our Chief Financial Officer, James H. Reinhart, our Chief Operating Officer – Operations, Daniel T. Bennewitz, our Chief Operating Officer – Sales & Marketing, and Shirley E. Goza, our General Counsel.

Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2013. Because we were only recently formed, meaningful individual compensation information is not available for prior periods. Excluding our predecessor, no compensation will be paid by us in 2013 to our executive officers until the completion of this offering.

The anticipated annualized 2013 compensation for each of our executive officers listed in the table below was determined based on a review of publicly-disclosed compensation packages of executives of other public real estate companies and negotiations with the executive officers. We did not retain a compensation consultant. Our executive officers either are currently or, prior to completion of this offering, will become parties to employment agreements with our predecessor, which will continue for their respective terms or until such time as the compensation committee determines in its discretion that revisions to such employment agreements are advisable and we and the executive officer agree to the proposed revisions. We expect that the employment agreements to be entered into prior to completion of this offering will provide compensation to the executive at substantially the same level currently provided to that executive.

Annual Base Salary. Base salary will be designed to compensate our executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, we expect that our compensation committee will consider each executive’s role and responsibility, unique skills, future potential with our company, salary levels for similar positions in our target market and internal pay equity.

Annual Cash Bonus. Annual cash bonuses will be designed to incentivize our executive officers at a variable level of compensation based on the performance of both our company and such individual. In connection with our annual cash bonus decisions, we expect that our compensation committee will determine annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonuses will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards. We will provide equity awards pursuant to our equity incentive plan. Equity awards will be designed to focus our executive officers on and reward them for achieving our long-term goals and enhancing stockholder value. In determining equity awards, we anticipate that our compensation committee will take into account our company’s overall financial performance. The awards expected to be made under our equity incentive plan upon consummation of this offering will be granted to recognize such individuals’ efforts on our behalf in connection with this offering and to provide a retention element to their compensation.

Retirement Savings Opportunities. All eligible employees will be able to participate in a 401(k) Retirement Savings Plan, or 401(k) plan. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit sharing contribution. We do not intend to provide an option for our employees to invest in our shares through the 401(k) plan.

Health and Welfare Benefits. We intend to provide a competitive benefits package to all full-time employees which is expected to include health and welfare benefits, such as medical, dental, disability insurance and life insurance benefits. The plans under which these benefits will be offered are not expected to discriminate in scope, terms or operation in favor of executive officers and will be available to all full-time employees.

Summary Compensation Table

The following table sets forth on an annualized basis for 2013 the annual base salary and other compensation expected to be payable to each of our executive officers as of the completion of this offering. Our predecessor has entered into, or prior to consummation of this offering will enter into, employment-related arrangements with these executive officers. See “—Employment Agreements.”

Name	Year	Salary ($)(1)	Bonus ($)(2)		Stock Awards ($)(3)	Option Awards ($)	Non-Equity Inventive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Chad L. Williams	2013	$		(2)	$	$	$	$	$
William H. Schafer	2013	$		(2)	$	$	$	$	$
James H. Reinhart	2013	$		(2)	$	$	$	$	$
Daniel T. Bennewitz	2013	$		(2)	$	$	$	$	$
Shirley E. Goza	2013	$		(2)	$	$	$	$	$

(1)	Salary is presented on an annualized basis.
(2)	Bonuses for 2013 will be awarded by our compensation committee after the end of this fiscal year based on a combination of individual and corporate performance.
(3)	Reflects the annualized value of restricted stock awards to be granted under our equity incentive plan concurrently with the completion of this offering. These awards will vest ratably over years.

2013 Equity Incentive Plan

Prior to the completion of this offering, our board of directors will adopt, and our stockholders will approve, our 2013 Equity Incentive Plan, or equity incentive plan, for the purpose of attracting and retaining non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, and to stimulate their efforts toward our continued success, long-term growth and profitability. The equity incentive plan provides for the grant of options to purchase shares of common stock, share awards (including restricted shares and share units), stock appreciation rights, performance shares, performance units and other equity-based awards, including LTIP units. We have reserved a total of                  shares of common stock for issuance pursuant to our equity incentive plan (which number includes the restricted                  shares to be issued under our equity incentive plan in connection with this offering), subject to certain adjustments set forth in the plan. Each long-term incentive unit issued under the equity incentive plan will count as one share of common stock for purposes of calculating the limit on shares of common stock that may be issued under the plan. This following is a summary of material provisions of the equity incentive plan.

Section 162(m) of the Code. Section 162(m) of the Code limits publicly held companies to an annual deduction for federal income tax purposes of $1,000,000 for compensation paid to each of their chief executive officer and their three highest compensated executive officers (other than the chief executive officer or the chief financial officer) determined at the end of each year, referred to as covered employees. However, performance-based compensation is excluded from this limitation. The equity incentive plan is designed to permit the compensation committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), but it is not required under the equity incentive plan that awards qualify for this exception. The equity incentive plan provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares of common stock thereunder if such acquisition would be prohibited by the stock ownership limits contained in our charter or would impair our status as a REIT.

Administration of the Equity Incentive Plan. The equity incentive plan will be administered by our compensation committee, and the compensation committee will determine all terms of awards under the equity incentive plan. Our compensation committee will also determine who will receive awards under the equity incentive plan, the type of award and its terms and conditions and the number of shares of common stock subject to the award, if the award is equity-based. The compensation committee will also interpret the provisions of the equity incentive plan. During any period of time in which we do not have a compensation committee, the equity incentive plan will be administered by our board of directors or another committee appointed by the board of directors. References below to the compensation committee include a reference to the board of directors or another committee appointed by the board of directors for those periods in which the board of directors or such other committee appointed by the board of directors is acting.

Eligibility. All of our employees and the employees of our subsidiaries and affiliates, including our operating partnership, will be eligible to receive awards under the equity incentive plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive awards under our equity incentive plan, other than incentive stock options. Each member of our compensation committee that administers the equity incentive plan will be both a “non-employee director” within the meaning of Rule 16b-3 of the Securities Exchange Act, as amended, and an “outside director” within the meaning of Section 162(m) of the Code.

Share Authorization. A total of                  shares of common stock may be issued under the equity incentive plan. In connection with share splits, dividends, recapitalizations and certain other events, our board will make proportionate adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the equity incentive plan and the terms of outstanding awards. If any options or share appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any share awards, performance shares, performance units or other equity-based awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock or are settled in cash, the shares of common stock subject to such awards will again be available for purposes of the equity incentive plan.

The maximum number of shares of common stock subject to options or share appreciation rights that may be issued under our equity incentive plan to any person is                  shares in any single calendar year (or                  in the year that the person is first employed). The maximum number of shares that may be issued under the equity incentive plan to any person other than pursuant to an option or share appreciation right is                  shares in any single calendar year (or                  in the year that the person is first employed). The maximum amount that may be earned as an annual incentive award or other cash award in any calendar year by any one person is                  (or                  in the year that the person is first employed) and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period of longer than one year by any one person is                  (or for a performance period beginning with or immediately after the year that the person is first employed).

No awards under the 2013 equity incentive plan were outstanding prior to completion of this offering. The initial awards described above will become effective upon completion of this offering.

Options. Our equity incentive plan authorizes our compensation committee to grant incentive stock options (under Section 421 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

The term of an option may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after death, disability or other termination of employment during which options may be exercised. Options may be made exercisable in installments. The exercisability of options may be accelerated by the compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, except in connection with certain corporate events, and an option may not be surrendered in consideration of or exchanged for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged without stockholder approval.

The exercise price for any option or the purchase price for restricted shares will be generally payable (i) in cash, (ii) to the extent the award agreement provides, by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised of the exercise price, or (iii) to the extent the award agreement provides, by payment through a broker in accordance with procedures established by the Federal Reserve Board.

Share Awards. The equity incentive plan also provides for the grant of share awards. A share award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as our compensation committee determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as our compensation committee may determine. A participant who receives a share award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote and the right to receive dividends or distributions on the shares, except that the board of directors may require any dividends to be reinvested in shares or may require cash dividends to be paid upon vesting of the underlying shares. During the period, if any, when share awards are non-transferable or forfeitable, a participant will be prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her award shares. Our company will retain custody of the certificates and a participant must deliver a stock power to our company for each share award.

Share Appreciation Rights. Our equity incentive plan authorizes our compensation committee to grant share appreciation rights that provide the recipient with the right to receive, upon exercise of the share appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the share appreciation right generally will equal the excess of the fair market value of our common stock on the date of exercise over the shares’ fair market value on the date of grant. Share appreciation rights will become exercisable in accordance with terms determined by our compensation committee. Share appreciation rights may be granted in tandem with an option grant or independently from an option grant. The term of a share appreciation right may not exceed ten years from the date of grant.

Performance Units. Our equity incentive plan also authorizes our compensation committee to grant performance units. Performance units represent the participant’s right to receive a compensation amount, based on the value of the shares of common stock, if performance goals established by the compensation committee are met. Our compensation committee will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance, the participant’s performance or such other criteria determined by the compensation committee. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Bonuses. Cash performance bonuses payable under the equity incentive plan may be based on the attainment of performance goals that are established by the compensation committee and relate to one or more performance criteria described in the plan. Cash performance bonuses granted under the equity incentive plan will be based upon objectively determinable bonus formulas established in accordance with the plan.

Dividend Equivalents. Our compensation committee may grant dividend equivalents in connection with the grant of any equity-based award. Dividend equivalents may be paid currently or accrued as contingent cash obligations and may be payable in cash, shares of common stock or a combination of the two. Our compensation committee will determine the terms of any dividend equivalents. No dividend equivalent rights may be granted in tandem with an option or stock appreciation right.

Other Equity-Based Awards. Our compensation committee may grant other types of share-based awards under the equity incentive plan, including LTIP units. Other equity-based awards are payable in cash, shares of common stock or other equity, including LTIP units, or a combination thereof, and may be restricted or unrestricted, as determined by our compensation committee. The terms and conditions that apply to other equity-based awards will be determined by the compensation committee.

LTIP units are a special class of limited partnership units in our operating partnership that are structured to qualify as “profits interests” for tax purposes, with the result that at issuance they have no capital account in the operating partnership. Any LTIP units issued by our operating partnership may be subjected to vesting requirements as determined by the compensation committee of our board of directors.

Our operating partnership currently has authorized and outstanding two classes of LTIP units—Class RS LTIP units and Class O LTIP units.

Vested Class RS LTIP units receive the same quarterly per unit profit distributions as the other outstanding OP units in our operating partnership. Unvested Class RS LTIP units do not receive distributions until they become vested, at which time they are entitled to distributions plus catch-up distributions for the period during which such units were not vested. Initially, each Class RS LTIP unit will have a capital account of zero, and, therefore, the holder of the Class RS LTIP unit would receive nothing if our operating partnership were liquidated immediately after the Class RS LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to the Class RS LTIP units until the capital account per Class RS LTIP unit is equal to the capital account per OP unit. The applicable Treasury

Regulations and our amended partnership agreement provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership, upon a distribution by our operating partnership to a partner in redemption of partnership interests, upon the liquidation of the operating partnership or upon a later issuance of additional LTIP units. Each Class RS LTIP unit is convertible into OP units at any time, and upon equalization of the capital account of a Class RS LTIP unit with the per unit capital account of the OP units (and full vesting of the Class RS LTIP unit, if such unit is subject to vesting), the Class RS LTIP unit will be convertible into one OP unit, subject to certain exceptions and adjustments. There is a risk that a Class RS LTIP unit will never become convertible into one OP unit because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested Class RS LTIP units may be less than the value of an equal number of shares of our common stock.

Class O LTIP units do not participate in quarterly per unit profit distributions. Initially, each Class O LTIP unit will have a capital account of zero and, therefore, the holder of the Class O LTIP unit would receive nothing if our operating partnership were liquidated immediately after the Class O LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated to the Class O LTIP units (after allocations to the Class RS LTIP units and together with the OP units) until the capital account per Class O LTIP unit is equal to the excess of the capital account per OP unit over the amount of such capital account on the date of issuance of the Class O LTIP unit. Each Class O LTIP unit is convertible into OP units at any time, and upon such equalization of the capital account of a Class O LTIP unit (and full vesting of the Class O LTIP unit, if such unit is subject to vesting), the Class O LTIP unit will be convertible into a number of OP units equal to (i) the Class O LTIP unit’s capital account divided by (ii) the capital account balance of an OP unit (i.e., in a manner similar to a typical stock appreciation right), subject to certain exceptions and adjustments. There is a risk that a Class O LTIP unit will never become convertible into such amount of OP units because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested Class O LTIP units may be less than the value of an equal number of shares of our common stock.

See “Description of the Partnership Agreement of Qualitytech, LP” for a further description of the rights of limited partners in our operating partnership.

Recoupment. Award agreements for awards granted pursuant to our equity incentive plan may be subject to mandatory repayment by the recipient to us of any gain realized by the recipient to the extent the recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for “cause” as defined in our equity incentive plan, applicable award agreement, or any other agreement between us and the grantee. Reimbursement or forfeiture also applies if we are required to prepare an accounting restatement due to our material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws or if an award was earned or vested based on achievement of pre-established performance goals that are later determined, as a result of the accounting restatement, not to have been achieved. Awards are also subject to mandatory repayment to the extent the grantee is or becomes subject to any clawback or recoupment right we may have.

Change in Control. If we experience a change in control in which outstanding options, share appreciation rights, share awards, performance shares, performance units or other equity-based awards will not be assumed or continued by the surviving entity: (i) all restricted shares will vest, and all share units will vest and the underlying shares will be delivered immediately before the change in control, and (ii) at the board of directors’ discretion either all options and share appreciation rights will become exercisable 15 days before the change in control and terminate upon the consummation of the change in control, or all options, share appreciation rights, restricted shares and share units will be cashed out before the change in control. In the case of performance shares and performance units, if more than half of the performance period has lapsed, the performance shares will be converted into restricted shares based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the performance shares will be converted into restricted shares assuming target performance has been achieved.

In summary, a change in control under the equity incentive plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 50% of the total combined voting power of our outstanding securities;

•

we experience a reorganization, merger, consolidation or sale or other disposition of all or substantially all of our assets, unless (i) the holders of our voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the surviving entity or its parent in substantially the same proportions as before the transaction, (ii) no person owns 35% or more of the shares of the surviving entity unless such ownership existed before the transaction, and (iii) at least a majority of the members of the board of the surviving entity were members of our incumbent board when the transaction was approved;

•	we are liquidated or dissolved; or

•

individuals who, when the plan is adopted, constitute our board of directors cease for any reason to constitute a majority of our board of directors, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose.

Amendment; Termination. Our board of directors may amend or terminate the equity incentive plan at any time; provided that no amendment may adversely impair the benefits of participants with outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that changes the no-repricing provisions of the plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the equity incentive plan will terminate on the tenth anniversary of the adoption of the plan.

Employment Agreements

Our predecessor has entered into employment agreements with each of Messrs. Schafer, Reinhart and Bennewitz. Prior to the consummation of this offering, our predecessor expects to amend and restate Mr. Schafer’s employment agreement and separately enter into employment agreements with each of Mr. Williams and Ms. Goza. Each of these employment agreements provide for, or will provide for, a two-year term with automatic renewal terms of one year, except for Mr. Williams’ employment agreement which provides for a         -year term with automatic renewal terms of one year, in each case unless either party gives notice within a specified time frame.

Each of the employment agreements contains or will contain a non-compete covenant. Except with respect to Mr. Schafer, this covenant provides or will provide that, during the term and for a period of one year following the executive’s termination, the executive will not (a) directly or indirectly, engage in any business involving the development, construction, acquisition, ownership or operation of data center properties, colocation facilities and/or the provision of managed services, whether such business is conducted by the executive individually or as a principal, partner, member, stockholder, joint venturer, director, trustee, officer, employee, consultant, advisor or independent contractor of any person or (b) own any interests in any data center facilities, colocation facilities or managed service providers, in each case in the United States, other than up to five percent of the outstanding shares of any public company. Mr. Schafer’s non-compete provides that during the term of the agreement and for a period of one year thereafter, he may not, directly or indirectly, own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any other company, corporation, partnership, proprietorship, firm, association or other business entity engaged in the business of, or otherwise engage in the business of, acquiring, owning, developing or managing data centers, other than the ownership of up to five percent of the outstanding shares of any public company.

These employment agreements also provide or will provide that, during the term and for a one-year period following the executive’s termination, the executive will not solicit any of our customers for data center space within the United States, encourage any of our customers to reduce their patronage of us, solicit or hire any of our current employees or independent contractors or former employees or independent contractors who left employment within the prior year, or encourage any of our employees or independent contractors to terminate their employment with, or cease rendering services to, us. In addition, each employment agreement provides or will provide for a standard confidentiality covenant on the part of the executive and a covenant that both we and the executive agree not to talk about or otherwise communicate to any third parties in a malicious, disparaging or defamatory manner regarding the other.

Provisions Specific to Mr. Williams’ Employment Agreement

In addition to foregoing provisions, our employment agreement with Mr. Williams will provide for a base salary of $            , a bonus opportunity targeted at     % of base salary for threshold performance, with additional amounts being paid for exceptional performance as determined by the Compensation Committee, and paid vacation of 25 days or the number of days granted to any other executive, whichever is greater. In addition, upon termination of the Mr. Williams’ employment agreement, other than as a result of a termination for “cause” or a resignation without “good reason,” as those terms are defined in the employment agreement, Mr. Williams will, upon execution of a release acceptable to us, be eligible to receive the following benefits in addition to his then-accrued compensation (as defined below):

•

a lump sum cash payment equal to the sum of (A)                  times his then current base salary and (B)                  times his annual bonus for the year of termination, calculated assuming achievement of all performance goals necessary to achieve the maximum bonus level; and

•

the right to continued participation by Mr. Williams and his family members in our group health plans on the same terms as before the termination for a period of                  months (or, if the same is not permitted by law or the terms of the plan, reimbursement of the cost of equivalent coverage), and reimbursement for all premiums subsequently incurred for COBRA continuation coverage.

In the event Mr. Williams is terminated other than as a result of a termination for cause or a resignation without good reason within two years following a “change in control,” Mr. Williams will be eligible to receive the severance compensation set forth above, provided that (1) the payment set forth in the first bullet point set forth above will be calculated with a                  times multiple, and (2) Mr. Williams also will be entitled to                  months of outplacement services and support. In the event Mr. Williams is terminated as a result of death or disability, he will be eligible to receive the severance compensation set forth above, provided that the payment set forth in the first bullet point set forth above will be calculated with a                  times multiple.

Mr. Williams’ employment agreement generally will define “change in control” as (i) the acquisition by a person, entity or affiliated group, in a transaction or series of transactions, of more than     % of the total combined voting power of our outstanding securities, (ii) individuals who, at the beginning of any 12 month period, constitute our board of directors cease for any reason to constitute a majority of our board of directors at the end of such 12 month period, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose, (iii) a merger, consolidation or recapitalization following which voting securities prior to the transaction continue to represent at least % of our voting securities after the transaction, or (iv) a sale of all or substantially all of our assets.

Provisions Specific to Mr. Schafer’s Employment Agreement

Our employment agreement with Mr. Schafer provides for a base salary of $            , a bonus opportunity targeted at % of base salary for threshold performance, with additional amounts being paid for exceptional performance as determined by the Compensation Committee, and four weeks’ paid vacation. In addition, upon termination of Mr. Schafer’s employment agreement, other than as a result of a termination for “cause,” a resignation without “good reason” or a termination following death or disability, as each of those terms are defined in the employment agreement, Mr. Schafer will, upon execution of a release acceptable to us, be eligible to receive the following benefits in addition to his then-accrued compensation (as defined below):

•	a lump sum cash payment equal to the sum of (A) times his then current base salary and (B) his prorated bonus for the year of termination; and

•

reimbursement of premiums for COBRA continuation coverage and reimbursement of an additional amount equal to the cost of health insurance coverage for Mr. Schafer and his family for                  months following his termination that is substantially similar to the coverage provided to Mr. Schafer under our health insurance plans prior to his termination.

In the event Mr. Schafer’s employment is terminated because we elect not to renew his employment agreement, then Mr. Schafer will be deemed to have been terminated without cause and eligible to receive the severance payments set forth above. In addition, in the event Mr. Schafer is terminated other than as a result of a termination for cause or a resignation without good reason within years following a “change in control,” he will be eligible to receive the following benefits in addition to his then-accrued compensation (as defined below):

•

a lump sum cash payment equal to the sum of (A)                 times his then current base salary and (B)                 times his annual bonus for the year of termination, calculated assuming achievement of all performance goals necessary to achieve the maximum bonus level;

•

reimbursement of the cost of health, disability and accidental death, and dismemberment insurance in an amount not less than that provided at the time of Mr. Schafer’s termination or, if greater, on the date on which the change in control occurred, until the earlier of (x) the date on which Mr. Schafer becomes eligible to receive substantially the same or greater benefits from another employer or (y) the                  anniversary of the date of his termination; and

•	months of outplacement services and support.

Mr. Schafer’s employment agreement generally defines “change in control” as (i) the acquisition by a person, entity or affiliated group, in a transaction or series of transactions, of more than     % of the total combined voting power of our outstanding securities, (ii) individuals who, at the beginning of any 12 month period, constitute our board of directors cease for any reason to constitute a majority of our board of directors at the end of such 12 month period, treating any individual whose election or nomination was approved by a majority of the incumbent directors as an incumbent director for this purpose, (iii) a merger, consolidation or recapitalization following which voting securities prior to the transaction continue to represent at least % of our voting securities after the transaction, or (iv) a sale of all or substantially all of our assets.

Provisions Specific to Messrs. Reinhart’s and Bennewitz’s and Ms. Goza’s Employment Agreements

Our employment agreements with each of Mr. Reinhart, Mr. Bennewitz and Ms. Goza will provide for base salaries of $            , $             and $            , respectively, a bonus opportunity equal to 50% of base salary and four weeks’ paid vacation. In addition, upon termination of these employment agreements, other than as a result of a termination for “cause” or a resignation without “good reason,” as those terms are defined in each employment agreement, the executive will, upon execution of a release acceptable to us, be eligible to receive the following benefits in addition to his or her then-accrued compensation (as defined below):

•	a lump sum cash payment equal to the sum of (A) times his or her then current base salary and (B) times his or her target bonus for the year of termination;

•	a lump sum cash payment equal to all bonus amounts earned but not yet paid for the year prior to the year of termination;

•	reimbursement of premiums for COBRA continuation coverage; and

•	months of outplacement services and support.

In the event the employment of any of Mr. Reinhart, Mr. Bennewitz or Ms. Goza is terminated because we elect not to renew the initial term of his or her employment agreement, then the executive will be deemed to have been terminated without cause and eligible to receive the severance payments set forth above.

Regardless of the reason for any termination of employment, each of our executive officers who is a party to an employment agreement will be entitled to receive the following upon termination, which is referred to above as “accrued compensation”: (a) the executive’s salary hereunder through the termination date to the extent not theretofore paid; (b) the amount of any accrued but unused vacation pay; (c) any business expense reimbursements incurred by the executive as of the termination date and duly submitted for reimbursement; and (d) any performance bonus or discretionary bonus that has been earned or declared for a bonus period ending before the termination date but not paid before the termination date.

401(k) Plan

Upon completion of this offering, we intend to continue an existing tax qualified retirement plan, or 401(k) Plan, that provides employees with an opportunity to save for retirement on a tax advantaged basis. Employees will be able to participate in the 401(k) Plan after 60 days of employment and are able to defer compensation up to the limits established by the Internal Revenue Service. We currently match 25% of the employees’ contributions up to a maximum match contribution of 4% of the employee’s salary. Our contributions vest over time. The employee contributions and our match will be invested in selected investment alternatives according to the employees’ directions. The 401(k) Plan and its trust are intended to qualify under Sections 401(a) and 501(a) of the Code as a tax qualified retirement plan. Contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employee until distributed from the 401(k) Plan and matching contributions are deductible by us when made subject to applicable Code limits.

Potential Payments Upon Termination or Change-in-Control

The amount of compensation payable to our named executive officers upon voluntary termination by the executive for good reason (including following changes of control), termination by us without good reason (including following changes of control), and termination in the event of permanent disability or death of the executive is set forth below in the section of this prospectus entitled “Executive Compensation—Employment Agreements.” The compensation payable to our named executive officers upon such terminations will be paid in a single lump sum. The other benefits will be conditioned upon the executive’s continued compliance with the non-competition, non-solicitation, confidentiality and other covenants contained in the employment agreement. All of the foregoing benefits are conditioned upon the executive’s execution of a general release of claims.

The following table summarizes the potential cash payments and estimated equivalent cash value of benefits that will be generally owed to our named executive officers under the terms of their employment agreements described above upon termination of those agreements under various scenarios as of December 31, 2013:

Name	Without Cause/ For Good Reason(1)(2)	Without Cause/ For Good Reason upon a Change in Control(1)(2)	Death/Disability
Chad L. Williams	$	$	$
William H. Schafer	$	$	$
James H. Reinhart	$	$	$
Daniel T. Bennewitz	$	$	$
Shirley E. Goza	$	$	$

(1)	Includes annualized 2013 salary. Reflects the potential bonus under the employment agreement for each executive.
(2)	Excludes the value of (i) health benefit continuation for months and (ii) unvested restricted shares of common stock grants that would vest upon each termination.

Director Compensation

Excluding our predecessor, we have not paid any cash compensation or granted any equity-based awards to any of the members of our board of directors. Upon completion of this offering, each of our non-employee directors will receive an initial grant of                  shares of common stock (based on the mid-point of the price range on the front cover of this prospectus), which are expected to vest ratably over                  years. Thereafter, each of our non-employee directors will receive an additional grant of shares of common stock in the amount of $                 for each year of service, which are expected to vest ratably over                  years, and an annual cash retainer of $50,000 for services as a director. Our lead independent director will receive an annual cash retainer of $            . Each committee member will receive an additional $5,000 cash retainer; provided that the chairs of the audit, compensation and nominating and corporate governance committees will receive an additional annual cash retainer of $15,000, $12,500 and $10,000, respectively. Each non-employee director will be entitled to elect to receive their annual retainers in cash or shares of common stock. Directors who are employees of our company or our subsidiaries, or are otherwise not considered to be independent under the applicable rules of the NYSE, will not receive compensation for their services as directors. All of our directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of board duties.

Outside Business Interests

Mr. Williams and his affiliates will continue to own various interests in certain real estate assets, none of which (other than the Overland Park data center, which we currently lease) contain any data centers or competes with our data center properties. Mr. Williams’ and his affiliates’ interests including the following:

•

the office building located in Overland Park, Kansas at which we currently lease the Overland Park data center and office space for our corporate headquarters; for a description of this lease, see “Certain Relationships and Related Party Transactions—Office and Data Center Lease”;

•	two office buildings located in Tucson, Arizona that are leased to the National Park Service and the Federal Bureau of Investigations;

•	an office building located in Independence, Missouri that is leased to the U.S. General Services Administration for the National Parks Service; and

•	a building in Roseville, California that is leased to one tenant and two adjoining vacant lots.

In addition, Mr. Williams and his affiliates will continue to own various interests in and operate certain non-real estate businesses, including:

•	Quality Office Interiors, Inc., or Quality Office, which is an office equipment sales company;

•	Quality Auto Group, Inc., or Quality Auto, which is an auto sales and brokerage company;

•	Quality Lease & Finance, L.L.C., or Quality Lease & Finance, which is an equipment leasing company; and

•	Quality Auto Brokers, Inc., or Quality Auto Brokers, which is an auto sales and brokerage company.

Mr. Williams will agree in his employment agreement to dedicate substantially all of his time to our company. See “Management—Employment Agreements.”

Limitation of Liability and Indemnification Agreements

We intend to enter into indemnification agreements with each of our executive officers and directors that will obligate us to indemnify them to the maximum extent permitted by Maryland law. The form of indemnification agreement will provide that:

•

if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•

the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe that his or her conduct was unlawful;

provided, however, that we will (i) have no obligation to indemnify such director or executive officer for a proceeding by or in the right of our company, for expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, if it has been adjudged that such director or executive officer is liable to us with respect to such proceeding and (ii) have no obligation to indemnify or advance expenses of such director or executive officer for a proceeding brought by such director or executive officer against the company, except for a proceeding brought to enforce indemnification under Section 2-418 of the MGCL or as otherwise provided by our bylaws, our charter, a resolution of the board of directors or an agreement approved by the board of directors. Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received.

Upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

•

the court determines that such director or executive officer is entitled to indemnification under Section 2-418(d)(1) of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

•

the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in Section 2-418(b) of the MGCL or has been adjudged liable for receipt of an “improper personal benefit” under Section 2-418(c) of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the officer or director shall have been adjudged liable for receipt of an improper personal benefit under Section 2-418(c) of the MGCL.

Notwithstanding, and without limiting any other provisions of the indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as our director, officer or employee, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

We must pay all indemnifiable expenses in advance of the final disposition of any proceeding if the director or executive officer furnishes us with a written affirmation of the director’s or executive officer’s good faith belief that the standard of conduct necessary for indemnification by us has been met and a written undertaking to reimburse us if a court of competent jurisdiction determines that the director or executive officer is not entitled to indemnification. In addition, with respect to any director, we will be the indemnitor of first resort to the extent that such director simultaneously is entitled to indemnification from General Atlantic with respect to any of the same matters for which we are obligated to provide indemnification pursuant to the applicable indemnification agreement.

In addition to the indemnification agreements, our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any of our present or former directors or officers who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (2) any individual who, while serving as our director or officer and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise, and who is made or threatened to be made a party to the proceeding by reason of his service in that capacity.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy. Prior to the -day anniversary of the date of this prospectus (subject to potential extension or early termination), the sale of any shares under such plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering and our formation transactions, we do not anticipate that any of our executive officers will serve as a member of a board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Formation Transactions

Prior to or concurrently with the completion of this offering, we will consummate a series of transactions pursuant to which we will become the sole general partner and majority owner of QualityTech, LP, our predecessor, which then will become our operating partnership. As part of these transactions, General Atlantic REIT, Inc., or GA REIT, the current holder of a majority of the limited partnership interests in our operating partnership, will merge with and into us and we will succeed to GA REIT’s majority limited partnership interest in our operating partnership. GA REIT owns no assets other than its interest in our operating partnership. Pursuant to this merger, we will issue                  shares of our Class A common stock to General Atlantic, which is the sole common shareholder of GA REIT, and $105,000 in cash (plus accumulated dividends, if any) will be paid to the preferred shareholders of GA REIT, in each case as consideration for their shares of GA REIT. In addition, Mr. Williams will contribute to our operating partnership all of his ownership interests in QualityTech GP, LLC, our predecessor’s general partner, in exchange for 1,000 OP units. Following this contribution, we will be the general partner of our operating partnership and will dissolve QualityTech GP, LLC. Finally, we will issue an aggregate of                  shares of our Class B common stock to Mr. Williams in exchange for an equivalent number of OP units held by him.

We did not obtain any independent third-party appraisals of the properties or other assets currently owned by our operating partnership. Therefore, the actual value of the shares of Class A common stock and Class B common stock and OP units to be issued by us and our operating partnership in our formation transactions ultimately will be determined at pricing based on the initial public offering price of our Class A common stock. For information regarding the determination of the initial public offering price of our Class A common stock, see “Structure and Formation of Our Company—Determination of Offering Price.”

Merger Agreement

We will acquire a majority of the outstanding limited partnership interests in our operating partnership pursuant to a merger agreement between us and GA REIT. GA REIT is an existing partner in our operating partnership, and its sole asset is its interests in our predecessor. The sole common stockholder of GA REIT is General Atlantic. Pursuant to the merger agreement, GA REIT will merge with and into us and we will remain as the surviving entity in a transaction intended to be tax-free for General Atlantic and us. We will succeed to all of GA REIT’s limited partnership interests in our operating partnership. As a result of this merger agreement, General Atlantic will receive                  shares of our Class A common stock, and the preferred shareholders of GA REIT will receive cash. The merger is subject to all of the terms and conditions of the applicable merger agreement, including the completion of this offering.

Contribution Agreement

Our operating partnership will acquire all of the membership interests in QualityTech GP, LLC, or the Predecessor GP, the current general partner of our operating partnership, pursuant to a contribution agreement with Chad L. Williams, our Chairman and Chief Executive Officer, the sole member of the Predecessor GP. Pursuant to this contribution agreement, Mr. Williams will contribute all of the outstanding membership interests in the Predecessor GP to our operating partnership in exchange for 1,000 OP units. The sole asset of the Predecessor GP is 1,000 limited partnership units in our operating partnership, and after consummation of the formation transactions, we will dissolve the Predecessor GP. Immediately prior to this contribution, we will be admitted as the general partner of our operating partnership. This contribution is subject to all of the terms and conditions of the contribution agreement, including the completion of this offering.

Williams Exchange

Mr. Williams has elected to exchange (in a taxable transaction) one OP unit out of every 50 OP units owned by him, his family members or entities owned by or for the benefit of them immediately prior to the commencement of this offering for shares of our Class B common stock on a one-for-one basis. The OP units exchanged will represent 2% of Mr. Williams’ outstanding OP units. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class and receive the same dividends per share. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder. Our Class B common stock is designed to give Mr. Williams the right to vote that is proportional his economic interest in our company on a fully diluted basis.

Tax Protection Agreement

We will enter into a tax protection agreement with Chad L. Williams, our Chairman and Chief Executive Officer, and his affiliates and family members who own OP units pursuant to which we will agree to indemnify them against certain tax liabilities resulting from: (1) the sale, exchange, transfer, conveyance or other disposition of our Atlanta Metro, Suwanee or Santa Clara data centers in a taxable transaction prior to or on December 31,         , referred to as the protected period;

(2) causing or permitting any transaction that results in the disposition by Mr. Williams or his affiliates and family members who own OP units of all or any portion of their interests in the operating partnership in a taxable transaction during the protected period; or (3) our failure prior to the expiration of the protected period to maintain approximately $             million of indebtedness that would be allocable to Mr. Williams and his affiliates for tax purposes or, alternatively, failing to offer Mr. Williams and his affiliates and family members who own OP units the opportunity to guarantee specific types of the operating partnership’s indebtedness in order to enable them to continue to defer certain tax liabilities. The aggregate built-in gain on the subject properties upon completion of this offering that would be allocable to Mr. Williams and his affiliates is estimated to be approximately $             million.

Partnership Agreement

Concurrently with the completion of this offering, we will enter into an amended and restated operating partnership agreement with the continuing investors that own limited partnership units in our operating partnership. See “Description of the Partnership Agreement of QualityTech, LP.” Upon completion of this offering, limited partners in our operating partnership (other than us) will own approximately     % of our operating partnership. Pursuant to the operating partnership agreement, holders of OP units will have the right beginning on the date that is the later of (1) 12 months from the beginning of the first full calendar month following the completion of this offering and (2) the date of issuance of the OP units to require our operating partnership to redeem all or part of their OP units for cash equal to the then-current market value of an equal number of shares of our Class A common stock (determined in accordance with and subject to adjustment under the partnership agreement), or, at our election, to exchange their OP units for shares of our Class A common stock on a one-for-one basis subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” Additionally, pursuant to the operating partnership agreement, holders of vested Class O LTIP units and vested Class RS LTIP units may convert their units into a certain number of OP units in accordance with their terms. See “Description of the Partnership Agreement of QualityTech, LP.” Our continuing investors who hold OP units will receive registration rights with respect to the shares of our Class A common stock that may be issued to them upon the exchange of their OP units. See “Registration Rights” below and “Shares Eligible for Future Sale—Registration Rights.”

Registration Rights

New Registration Rights Agreement

Upon completion of this offering, we will enter into a registration rights agreement with our continuing investors, including certain of our directors and executive officers. Under the registration rights agreement, subject to certain limitations, during the period beginning 15 days prior to the date those individuals are first permitted to redeem their OP units pursuant to the amended partnership agreement and ending 15 days thereafter, we will file one or more registration statements covering the issuance to them of shares of our Class A common upon redemption of their OP units (collectively, the “registrable shares”). We have agreed to use our reasonable best efforts to cause each shelf registration statement to be declared effective as soon as practicable after it is filed.

We have also agreed to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We have agreed to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors), subject to certain limitations), and any transfer taxes.

Existing Registration Rights Agreements

General Atlantic and Chad L. Williams, our Chairman and Chief Executive Officer, each is a party to a separate registration rights agreement. Under those registration rights agreements, beginning six months after the completion of an IPO, General Atlantic and Mr. Williams have demand rights to require us to file a new registration statement and prospectus providing for the sale by such holders of some or all of their shares, provided that (i) the shares to be registered in any registration must have an aggregate offering price of at least $5 million, (ii) the holders may make only four such demands, and (iii) we are not required to affect more than two such demands in any 12 month period. The holders may require us to use our reasonable best efforts to cause any such demand registration to be in the form of an underwritten offering. We may satisfy this obligation by causing the requested shares to be included as part of an existing shelf registration statement that we then have on file with (and that has been declared effective by) the SEC.

In addition to the foregoing, if we file a registration statement with respect to an offering for our own account or on behalf of a holder of our common stock, each of General Atlantic and Mr. Williams will have the right, subject to certain limitations, to register such number of registrable shares held by it or him as each such holder requests. With respect to underwritten offerings, we will not be required to include any shares of a holder in the offering unless the holder accepts the terms of the offering as agreed between us and the underwriter, and then only in such amount as the underwriter believes will not jeopardize the success of the offering.

The existing registration rights agreement with Mr. Williams also provides that, subject to certain limitations, we will use commercially reasonable efforts to file, during the period beginning 15 days prior to the date Mr. Williams is first permitted to redeem his OP units pursuant to the operating partnership’s partnership agreement and ending 15 days thereafter, a registration statement registering the issuance to Mr. Williams of the Class A common stock issued to Mr. Williams upon redemption of his OP units. We have agreed to use commercially reasonable efforts to keep the registration statement continuously effective until Mr. Williams no longer owns any OP units.

Upon completion of this offering, we will enter into amended and restated registration rights agreements with each of General Atlantic and Mr. Williams that amend and restate the existing registration rights agreements to correctly reflect our structure following the formation transactions.

Office and Data Center Lease

Our operating partnership leases approximately 30,000 square feet of office space and common area to house our corporate headquarters and approximately 2,500 square feet of raised floor operating NRSF data center space at the J. Williams Technology Center, which is a 38,000 square foot Class A office and technology building located at 12851 Foster Street in Overland Park, Kansas. The J. Williams Technology Centre is owned by an entity controlled by Chad L. Williams, our Chairman and Chief Executive Officer. The lease was entered into in January 2009, expires in January 2019 and has one five-year automatic renewal term. We pay monthly rent of approximately $86,000 under the lease, plus our pro rata share of certain repair and maintenance expenses relating to the leased premises. We believe that the terms of this lease are fair and reasonable and reflect the terms we could expect to obtain in an arm’s length transaction for comparable space elsewhere in Overland Park, Kansas.

Business with Williams Family Companies

Mr. Williams and his affiliates will continue to own various interests in and operate certain non-real estate businesses, including Quality Office, an office equipment sales company, Quality Auto, an auto sales and brokerage company, Quality Lease & Finance, an equipment leasing company, and Quality Auto Brokers, an auto sales and brokerage company.

From time to time, we may make purchases of office equipment from Quality Office through individual purchase orders in the ordinary course of business. For each such order, we expect to pay a design fee to Quality Office equal to 15% of the cost of such order, and we will pay the cost of such order directly to the vendor (although until August 2012 our predecessor paid the entire purchase price to Quality Office and Quality Office paid the vendor). We believe that these purchase terms are fair and reasonable and reflect the terms we could expect to obtain in an arm’s length transaction with another vendor. In 2012, the total amount paid by our predecessor to Quality Office was $843,000. Quality Office is 100% owned by Mr. Williams.

We also may, from time to time, make purchases from or enter into leasing contracts with Quality Lease & Finance. In addition, our predecessor has purchased vehicles from Quality Auto and Quality Auto Brokers in the past; however, we do not expect to make any future purchases from these companies. In 2012, the total amounts paid to these companies in the aggregate was less than $120,000. Quality Lease and Finance and Quality Auto are 100% owned by Mr. Williams, and Quality Auto Brokers is 100% owned by James L. Williams, the father of Mr. Williams.

Because we are not a party to any on-going contracts with these companies, and because we may enter into any of these transactions from time to time, the amount and terms of any future transactions between these companies and us are not currently determinable. Any such future transactions would require the approval of our disinterested directors.

Employment Agreements

We have entered into employment agreements with each of Messrs. Schafer, Reinhart and Bennewitz. Prior to consummation of this offering, we expect to amend and separately enter into employment agreements with each of Mr. Williams and Ms. Goza. Each of these employment agreements provide for, or will provide for, a two-year term with automatic renewal terms of one year, except for Mr. William’s employment agreement, which will be for a four-year term with automatic renewal terms of one year, in each case unless either party gives notice within a specified time frame. For a description of other terms of these employment agreements, see “Management—Employment Agreements.”

Charter Aircraft Flex Arrangements

Quality Development Services, LLC, which is 100% owned by Mr. Williams, is a party to a Walk Away Lease Agreement with Bombardier Aerospace Corporation for a private aircraft service. From time to time, certain of our officers and directors use the aircraft provided through this lease for business purposes. We reimburse Quality Development Services, LLC for its costs for the time the aircraft is used by our officers and directors. In 2012, this amount totaled approximately $159,000.

Intellectual Property

We will enter into a license agreement with QGC, which is owned by Chad L. Williams, pursuant to which QGC will grant us a license to use the trademarked stylized “Q” used in QGC’s logo at no cost. The license agreement will terminate when Mr. Williams ceases to act as our Chief Executive Officer.

Indemnification Agreements

Effective upon completion of this offering, our charter and bylaws will provide for certain indemnification rights for our directors and officers, and we will enter into an indemnification agreement with each of our executive officers and directors providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to us or, at our request, service to other entities, as officers or directors to the maximum extent permitted by Maryland law. See “Management—Indemnification Agreements.”

2013 Equity Incentive Plan

In connection with the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our directors, officers, employees and consultants. We expect that an aggregate of                  shares of our Class A common stock and limited partnership units will be available for issuance under awards granted pursuant to our equity incentive plan. Upon completion of this offering, we intend to grant an aggregate of (i)                  restricted shares of our common stock, subject to certain vesting requirements, to our executive officers, and (ii)                  restricted shares of our common stock, subject to certain vesting requirements, to our independent directors. See “Management—Executive Compensation—2013 Equity Incentive Plan.”

Review, Approval or Ratification of Transactions with Related Persons

Upon completion of this offering, we will adopt a code of business conduct and ethics that will prohibit directors and executive officers from engaging in transactions that may result in a conflict of interest with us. The code of business conduct and ethics will include a policy requiring that our board of directors review any transaction a director or executive officer proposes to have with us that could give rise to a conflict of interest or the appearance of a conflict of interest, including any transaction that would require disclosure under Item 404(a) of Regulation S-K. In conducting this review, the board of directors will be obligated to ensure that all such transactions are approved by a majority of the board of directors (including a majority of independent directors) not otherwise interested in the transaction and are fair and reasonable to us and on terms not less favorable to us than those available from unaffiliated third parties.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders. However, any change to any of these policies would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests. We intend to disclose any changes in these policies in periodic reports that we file or furnish under the Exchange Act.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our policy is to acquire assets primarily for current income generation. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our existing properties and other acquired properties and assets. We currently intend to invest primarily in technology-related real estate. We currently intend to focus on data center properties in those areas in which we operate and to strategically select new markets when opportunities are available that meet our investment criteria or areas that have development potential. However, future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with our qualification as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing technology-related and other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, we may make investments in pursuit of our business and growth strategies that do not provide current cash flow. We believe investments that do not generate current cash flow may be, in certain instances, consistent with enhancing stockholder value over time.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness, which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

We have not, prior to this offering, engaged in any investments in mortgage loans and do not presently intend to invest in mortgage loans. However, we may do so at the discretion of our board of directors, without a vote of our stockholders, subject to the investment restrictions applicable to REITs. The mortgage loans in which we may invest may be secured by either first mortgages or junior mortgages, and may or may not be insured by a governmental agency. If we choose to invest in mortgages, we would expect to invest in mortgages secured by data center facilities. However, there is no restriction on the proportion of our assets which may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral therefore may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and gross income tests necessary for REIT qualification, although we have not done so in the past, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend that our investments in securities will require us to register as an investment company under the 1940 Act, and we would intend to divest such securities before any such registration would be required.

Investment in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Dispositions

We do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in the best interest of our stockholders. Certain directors and executive officers who hold OP units may have their decision as to the desirability of a proposed disposition influenced by the tax consequences to them resulting from the disposition of a certain property. See “Risk Factors—Risks Related to Our Organization and Structure—Each of our properties is subject to real and personal property taxes, which could significantly increase our property taxes as a result of tax rate changes and reassessments and have a material adverse effect on us.”

Financing Policies

We expect to employ leverage in our capital structure in amounts determined from time to time by our board of directors. Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. Although our board of directors has not adopted a policy which limits the total amount of indebtedness that we may incur, it will consider a number of factors in evaluating our level of indebtedness from time to time, such as our debt to total market capitalization ratio, as well as the amount of such indebtedness that will either be fixed or variable rate. Our total market capitalization is defined as the sum of the market value of our outstanding common stock (which may decrease, thereby increasing our debt to total capitalization ratio), including restricted shares that we may issue to certain of our directors and executive officers, plus the aggregate value of OP units not owned by us, plus the book value of our total consolidated indebtedness. Since this ratio is based, in part, upon market values of equity, it will fluctuate with changes in the price of our common stock. However, we believe that this ratio provides an appropriate indication of leverage for a company whose assets are primarily real estate. We expect that our ratio of debt-to-total market capitalization upon completion of this offering will be approximately % (approximately % if the underwriters’ option to purchase additional shares is exercised in full). Our board of directors may from time to time modify our debt policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Accordingly, we may increase or decrease our ratio of debt-to-total market capitalization beyond the limits described above. If these policies were changed, we could become more highly leveraged, resulting in an increased risk of default on our obligations and a related increase in debt service requirements that could adversely affect our financial condition and results of operations and our ability to make distributions to our stockholders. We intend to adopt a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our borrowings. This policy will govern our use of derivatives to manage the interest rates on our variable rate borrowings. We expect our policy to state that we will not use derivatives for speculative or trading purposes and will only enter into contracts with major financial institutions based on their credit rating and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Lending Policies

We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to, or guarantee debt of, joint ventures in which we participate. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units and senior securities, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing stockholders will have no preemptive right to shares of common stock or preferred stock or OP units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue common stock or OP units in connection with acquisitions of property.

We may, under certain circumstances, purchase our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview. Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we have fiduciary duties, as a general partner, to our operating partnership and to the limited partners under Delaware law in connection with the management of our operating partnership. Our duties, as a general partner to our operating partnership and its partners, may come into conflict with the duties of our directors and officers to our company and our stockholders.

Unless otherwise provided for in the relevant partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest.

Additionally, the partnership agreement expressly limits our liability by providing that neither we, as the general partner of the operating partnership, nor any of our directors or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such director or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, our affiliates and each of our respective directors, officers, employees and agents to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, provided that our operating partnership will not indemnify for (1) an act or omission that was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) any transaction for which such person received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been resolved in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties that would be in effect under common law were it not for the partnership agreement.

Sale or Refinancing of Properties. Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions and on the repayment of indebtedness, certain holders of our OP units could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, holders of our OP units may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness. In addition, we have entered into a tax protection agreement with Chad L. Williams and his affiliates and family members, which may require us to retain certain properties or maintain more or less indebtedness than we would otherwise require for our business. See “Certain Relationships and Related Transactions—Tax Protection Agreement.”

Policies Applicable to All Directors and Officers. We intend to adopt certain policies that are designed to eliminate or minimize certain potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. We will adopt a code of business conduct and ethics that restricts conflicts of interest between our employees, officers and directors and our company. In addition, as set forth above, our board of directors is subject to certain provisions of Maryland law, which are also designed to eliminate or minimize conflicts.

However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to Maryland law, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

•

the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

•

the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our operating partnership is formed), we, acting as general partner, have a fiduciary duty to our operating partnership and, consequently, such transactions are also subject to the duties of care and loyalty that we, as a general partner, owe to limited partners in our operating partnership (to the extent such duties have not been eliminated pursuant to the terms of the partnership agreement). We will adopt a policy which requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of the disinterested directors. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

In addition to the applicable provisions of Maryland law that we will be subject to, we will adopt a code of business conduct and ethics that will contain a policy generally restricting conflicts of interest between our directors, officers and employees on the one hand, and us on the other hand. Any waiver of our conflicts of interest policy for executive officers and directors must be made by our board of directors or a committee thereof. We will disclose waivers of our conflicts of interest policy in accordance with law or regulations of the SEC and the NYSE.

Policies With Respect To Other Activities

We will have authority to offer common stock, preferred stock or options to purchase shares in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of QualityTech, LP,” we may, but are not obligated, to issue common stock to holders of OP units upon exercise of their redemption rights. Our board of directors has the power, without stockholder approval, to increase the number of authorized common stock or preferred stock and issue additional common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Securities.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interest to qualify as a REIT.

Reporting Policies

We intend to make available to our stockholders our annual reports, including our audited financial statements. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Operating Partnership

Following the completion of this offering, we will become the sole general partner and the owner of a majority of the interests in our predecessor, which then will be our operating partnership. Substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for OP units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of QualityTech, LP.” Our board of directors will manage our business and affairs.

Beginning on or after the date that is the later of (1) 12 months from the beginning of the first full calendar month following the completion of this offering and (2) the date of issuance of the OP units, each holder of OP units will have the right to require our operating partnership to redeem part or all of its OP units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” Each redemption of OP units will increase our percentage ownership interest in our operating partnership and our share of its cash distributions and profits and losses. See “Description of the Partnership Agreement of QualityTech, LP.”

Our Taxable REIT Subsidiary

We currently provide our Cloud and Managed Services product to our customers through Quality Technology Services Holding, LLC, a Delaware limited liability company, which is wholly owned by our operating partnership. Quality Technology Services Holding, LLC has elected to be treated as a taxable REIT subsidiary, or TRS, for federal income tax purposes. A taxable REIT subsidiary generally may provide non-customary and other services to our customers and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT. See “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Effect of Subsidiary Entities—Taxable REIT Subsidiaries.” We may form additional taxable REIT subsidiaries in the future, and our operating partnership may contribute some or all of its interests in certain wholly owned subsidiaries or their assets to our taxable REIT subsidiaries. Any income earned by our taxable REIT subsidiaries will be included in our income in our consolidated financial statements, but will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See “U.S. Federal Income Tax Considerations—Taxation of REITs in General—Income Tests.” Because a taxable REIT subsidiary is subject to federal income tax, and state and local income tax (where applicable) as a corporation, the income earned by our taxable REIT subsidiaries generally will be subject to an additional level of tax as compared to the income earned by our other subsidiaries.

Formation Transactions

Structure of our Operating Partnership

Our operating partnership was formed in August 2009 in connection with a series of transactions intended to consolidate the ownership of our properties and data center business under one entity. Pursuant to those transactions, Mr. Williams and other owners and entities controlled by them contributed to our operating partnership the various limited liability companies owning or providing services to or on behalf of each of our data center properties in exchange for common partnership units. At the same time, Mr. Williams caused our TRS to engage in various transactions to enable it serve as the vehicle through which our operating partnership provides our Cloud and Managed Services product to our customers. Immediately following these consolidation transactions, GA REIT made an investment in our operating partnership in exchange for preferred partnership units. GA REIT owns no assets other than its interest in our operating partnership.

Following 2009, GA REIT, and certain of our directors and executive officers made additional investments in our operating partnership in exchange for partnership units. Also following 2009, our operating partnership adopted an equity incentive plan under which it granted LTIP units, consisting of Class O LTIP units and Class RS units, from time to time to certain of our directors, executive officers and other employees. See “Description of the Partnership Agreement of QualityTech, LP.” Prior to consummation of our formation transactions, these grantees held their LTIP units indirectly through the QualityTech Employee Pool, LLC, a limited liability company in which they were members.

Immediately prior to the formation transactions described below and the completion of this offering, therefore, our operating partnership is owned by GA REIT, Mr. Williams, certain of our directors and other executive officers and our other employees who hold LTIP units. We refer to the owners of our operating partnership as our “continuing investors.”

Formation Transactions

Prior to or concurrently with the completion of this offering, we will engage in a series of transactions pursuant to which we will become the sole general partner and majority owner of QualityTech, LP, which then will become our operating partnership. We refer to these transactions, which are described below, as our “formation transactions.”

•	We were formed as a Maryland corporation on May 17, 2013.

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We will consummate a tax-free merger transaction in which GA REIT will merge with and into us and we will succeed to GA REIT’s majority limited partnership interest in QualityTech, LP, which then will become our operating partnership. Pursuant to the merger, we will issue                  shares of our Class A common stock to General Atlantic, and $105,000 in cash (plus accumulated dividends, if any) will be paid to the current preferred shareholders of GA REIT, in each case as consideration for their shares of GA REIT.

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Mr. Williams will contribute to our operating partnership all of his ownership interest in QualityTech GP, LLC, the current general partner of our operating partnership, in exchange for 1,000 OP units, and we will be admitted as the sole general partner of our operating partnership. Following this contribution, we will dissolve QualityTech GP, LLC.

•

We will issue                  shares of our Class B common stock to Mr. Williams in exchange for an equivalent number of OP units. The OP units exchanged will represent 2% of Mr. Williams’ outstanding OP units. Mr. Williams has elected to exchange one OP unit out of every 50 OP units owned by him, his family or entities controlled by them immediately prior to the commencement of this offering. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Our Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holder’s economic interest in our company on a fully diluted basis, and does not provide any disproportionate voting rights. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

All continuing investors receiving shares of our common stock in exchange for OP units in the formation transactions are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such shares will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Consequences of this Offering and the Formation Transactions

The completion of this offering and our formation transactions will have the following consequences. All amounts are based on the mid-point of the price range set forth on the cover of this prospectus.

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We will be the sole general partner and majority limited partner in our operating partnership, which indirectly owns, leases and operates all of our data center facilities and, through our TRS, provides our Cloud and Managed Services product. We are a holding company and will conduct all of our operations through our operating partnership. We will not have, apart from our ownership of our operating partnership, any independent operations upon the completion of this offering.

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Purchasers of shares of our common stock in this offering will own approximately     % of our outstanding common stock, or approximately     % on a fully diluted basis (    % of our outstanding common stock, or     % on a fully diluted basis, if the underwriters’ option to purchase additional shares is exercised in full).

•

General Atlantic will own approximately     % of our outstanding common stock, or approximately     % on a fully diluted basis (    % of our outstanding common stock, or     % on a fully diluted basis, if the underwriters’ option to purchase additional shares is exercised in full).

•

Mr. Williams and his affiliates will own     % of our company on a fully diluted basis (    % if the underwriters’ option to purchase additional shares is exercised in full) through his ownership of OP units and Class B Common Stock, and will possess     % of the voting power of our common stock upon the completion of this offering (    % of the voting power, if the underwriter’s option to purchase additional shares is exercised in full) by virtue of his ownership of Class B Common Stock.

•

Our directors, executive officers and employees (other than Mr. Williams) and their affiliates will own approximately     % of our outstanding common stock, or approximately     % of our company on a fully diluted basis (    % of our outstanding common stock, or     % on a fully diluted basis, if the underwriters’ option to purchase additional shares is exercised in full).

•

We will contribute the proceeds from shares sold by us in this offering to our operating partnership in exchange for a number of OP units equal to the number of shares of common stock that are issued in this offering.

•	We will own approximately % of limited partnership interests in our operating partnership ( % of the interests, if the underwriters’ option to purchase additional shares is exercised in full).

Our Structure

The following diagram depicts our ownership structure upon completion of this offering, based on the mid-point of the price range set forth on the cover of this prospectus.

On a fully diluted basis, our public stockholders, General Atlantic and our directors, executive officers and employees and their affiliates are expected to own     %,     % and     %, respectively, of our outstanding common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, on a fully diluted basis, these parties are expected to own     %,     % and     %, respectively, of our outstanding common stock.

Benefits to Related Parties

Upon completion of this offering and the formation transactions, certain of our continuing investors, directors, members of our senior management team and employees will receive material benefits, including the following:

•

We will issue                  shares of our Class B common stock to Chad L. Williams, our Chairman and Chief Executive Officer, in exchange for an equivalent number of OP units. The OP units exchanged will represent 2% of Mr. Williams’ OP units. Each outstanding share of Class B common stock entitles its holder to 50 votes on all matters on which Class A common stockholders are entitled to vote, including the election of directors, and holders of shares of Class A common stock and Class B common stock will vote together as a single class. Our Class B common stock is designed to give the holder thereof a right to vote that is proportional to such holders’ economic interest in our company on a fully diluted basis and therefore does not provide any disproportionate voting rights. The Class B common stock automatically converts into Class A common stock in certain circumstances and is convertible at any time into Class A common stock at the option of the holder.

•

We will enter into a registration rights agreement with our continuing investors, including certain of our directors and executive officers, pursuant to which we will agree to file one or more registration statements covering the issuance to them of shares of our Class A common stock upon redemption of their OP units. See “Certain Relationships and Related Transactions—Registration Rights” and “Shares Eligible for Future Sale—Registration Rights.”

•

We will enter into a tax protection agreement with Mr. Williams and his affiliates and family members who own OP units pursuant to which we will agree to indemnify them against certain tax liabilities resulting from: (1) the sale, exchange, transfer, conveyance or other disposition of our Atlanta Metro, Suwanee or Santa Clara data centers in a taxable transaction prior to or on December 31,         , referred to as the protected period; (2) causing or permitting any transaction that results in the disposition by Mr. Williams or his affiliates and family members who own OP units of all or any portion of their interests in the operating partnership in a taxable transaction during the protected period; or (3) our failure prior to the expiration of the protected period to maintain approximately $         million of indebtedness that would be allocable to Mr. Williams and his affiliates for tax purposes or, alternatively, failing to offer Mr. Williams and his affiliates and family members who own OP units the opportunity to guarantee specific types of the operating partnership’s indebtedness in order to enable them to continue to defer certain tax liabilities. See “Certain Relationships and Related Party Transactions—Tax Protection Agreement.”

•

We will enter into indemnification agreements with our directors and executive officers at the closing of this offering, providing for the indemnification by us for certain liabilities and expenses incurred as a result of actions brought, or threatened to be brought, against such parties.

•

Under our equity incentive plan, we will grant an aggregate of (i)             units and/or restricted shares of our common stock, subject to certain vesting requirements, to our executive officers, and (ii)             units and/or restricted shares of our common stock, subject to certain vesting requirements, to our independent directors. See “Management—Executive Compensation—2013 Equity Incentive Plan.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined in consultation with the representatives of the underwriters. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price will not necessarily bear any relationship to the book value of our properties and assets, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF QUALITYTECH, LP

The following is a summary of the material terms and provisions of the Fifth Amended and Restated Agreement of Limited Partnership of QualityTech, LP, which we refer to as the “partnership agreement.” For purposes of this section, references to “we,” “our,” “us” and “our company” refer to QTS Realty Trust, Inc.

General

Our operating partnership, QualityTech, LP, is a Delaware limited partnership that was formed on August 5, 2009. Upon completion of this offering, we will be the sole general partner of our operating partnership, and we expect to own approximately     % of the interests in our operating partnership (    % if the underwriters exercise their option to purchase additional shares in full). We will own substantially all of our assets and conduct substantially all of our operations through our operating partnership. We will contribute the net proceeds received by us from this offering to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership.

In connection with the formation transactions, we will enter into the amended partnership agreement with the continuing investors who own OP units. The provisions of the amended partnership agreement described below and elsewhere in the prospectus will be in effect after the completion of the formation transactions and this offering. We do not intend to list the common units on any exchange or any national market system.

Management of Our Operating Partnership

Except as otherwise expressly provided in the amended partnership agreement, we, as general partner, have the exclusive right and full authority and responsibility to manage and operate the partnership’s business. In particular, we are under no obligation to consider the tax consequences to limited partners when making decisions for the benefit of our operating partnership but we are expressly permitted to take into account our tax consequences. Limited partners generally do not have any right to participate in or exercise control or management power over the business and affairs of our operating partnership or the power to sign documents for or otherwise bind our operating partnership. The limited partners have no power to remove us as general partner.

Management Liability and Indemnification

We, as general partner of our operating partnership, and our directors and officers are not liable for monetary or other damages to our operating partnership, any partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission, unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived. To the fullest extent permitted by applicable law, the amended partnership agreement indemnifies us, as general partner, any limited partners, any of our officers, directors, trustees, managers, members, stockholders or partners and other persons as we may designate from and against any and all losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts incurred in connection with any actions relating to us, the operating partnership or the operations of or ownership of property by our operating partnership, unless it is established by a final determination of a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

•	the indemnitee actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

In addition, the amended partnership agreement will provide that, with respect to our directors, our operating partnership is the indemnitor of first resort to the extent that any directors simultaneously are entitled to indemnification from General Atlantic with respect to any of the same losses, claims, damages, liabilities, joint or several, expenses, judgments, fines, settlements and other amounts for which our operating partnership is obligated to provide indemnification.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as general partner, have fiduciary duties under applicable Delaware law to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner, to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders.

Pursuant to the amended partnership agreement, we act on behalf of the operating partnership, its equityholders (and, to the extent separate, our equityholders) and generally are under no obligation to consider the separate interests of the limited partners in our operating partnership (including, without limitation, the tax consequences to such limited partners or their assignees) in deciding whether to cause our operating partnership to take (or decline to take) any actions. Provided that we act in good faith and pursuant to our authority under the amended partnership agreement, and any decisions or actions taken or not taken in accordance with the terms of the amended partnership agreement will not constitute a breach of any duty owed to our operating partnership or its limited partners by law or equity, fiduciary or otherwise. In addition, as a general matter, the amended partnership agreement expressly limits our liability by providing that we, as general partner, and our officers and directors, are not liable for monetary or other damages to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission unless we acted in bad faith and the act or omission was material to the matter giving rise to the loss, liability or benefit not derived.

Transfers

We, as general partner, generally may not transfer any of our OP units in our operating partnership, including any of our limited partner interests, or voluntarily withdraw as the general partner of our operating partnership, except in connection with (i) a merger, consolidation or other combination with or into another person following the consummation of which the equity holders of the surviving entity are substantially identical to our stockholders, or as otherwise permitted by the amended partnership agreement, or (ii) a merger, consolidation or other combination with or into another person or a sale of all or substantially all of our assets or any reclassification, recapitalization or change of our outstanding shares that is approved by more than 50% of the OP units (including those held by us) and pursuant to which each partner receives or has the right to receive cash, securities or other property for each OP unit owned by such partner equal to the product of conversion factor calculated pursuant to the amended partnership agreement and the per-share amount paid to a stockholder.

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our written consent, which consent may be withheld in our sole and absolute discretion.

Even if our consent is not required for a transfer by a limited partner, we, as general partner, may prohibit the transfer of OP units by a limited partner unless we receive a written opinion of legal counsel that the transfer would not require filing of a registration statement under the Securities Act and would not otherwise violate any federal or state securities laws or regulations applicable to our operating partnership or the OP units. Further, except for certain limited exceptions, no transfer of OP units by a limited partner, without our prior written consent, may be made if:

•

in the opinion of legal counsel for our operating partnership, there is a significant risk that the transfer would cause our operating partnership to cease to be classified as a partnership for federal income tax purposes or would result in a termination of our operating partnership for federal income tax purposes;

•

in the opinion of legal counsel for our operating partnership, there is a significant risk that the transfer would adversely affect our ability to continue to qualify as a REIT or would subject us to certain additional taxes; or

•	such transfer is effectuated through an “established securities market” or a “secondary market (or the substantial equivalent thereof)” within the meaning of Section 7704 of the Code.

Except with our consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to vote OP units in any matter presented to the limited partners for a vote. We, as general partner, will have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Mergers and Sales of Assets

Subject to the restrictions on our ability to transfer interest in the operating partnership described above under “—Transfers,” we may and may cause our operating partnership to engage in a merger, consolidation or other combination transaction only if we have provided notice to the limited partners at least 20 business days, or such shorter period as determined by us in our sole and absolute discretion, before the record date for determining stockholders eligible to vote upon the approval of the merger, consolidation or other combination transaction.

Distributions

The amended partnership agreement requires the distribution of available cash on at least a quarterly basis. Available cash is, with respect to any period for which such calculation is being made, cash of the operating partnership, regardless of source, including capital contributions and loans to the operating partnership, as determined by us to be appropriate for distribution in our sole and absolute discretion.

Unless we otherwise specifically agree in the amended partnership agreement or in an agreement entered into at the time a new class or series is created, no partnership interest will be entitled to a distribution in preference to any other partnership interest. A partner will not in any event receive a distribution of available cash with respect to an OP unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our company for which that OP unit has been exchanged or redeemed.

We will make reasonable efforts, as determined by us in our sole and absolute discretion and consistent with our qualification as a REIT, to distribute available cash:

•	to the limited partners so as to preclude the distribution from being treated as part of a disguised sale for federal income tax purposes; and

•

to us, as general partner, in an amount sufficient to enable us to pay stockholder dividends that will satisfy our requirements for qualifying as a REIT and to avoid any federal income or excise tax liability for us.

Upon the liquidation of the operating partnership, after payment of debts and obligations, any remaining assets of the operating partnership will be distributed to the holders of the OP units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocation of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each taxable year of our operating partnership. Except as otherwise provided in the amended partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the amended partnership agreement, net income and net loss are allocated to the general partner and the limited partners in accordance with their respective percentage interests in the class at the end of each fiscal year. The amended partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a). See “U.S. Federal Income Tax Considerations.”

Redemption

As a general rule, a limited partner may exercise a redemption right to redeem his or her OP units at any time beginning one year following the later of (1) the beginning of the first full calendar month following the completion of this offering and (2) the date of the issuance of the OP units held by the limited partner. If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our stockholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its unit redemption right, regardless of the length of time it has held its OP units. This unit redemption right begins when such notice is given, which must be at least 20 business days before the record date for determining stockholders eligible to receive the distribution or to vote upon the approval of the merger, sale or other extraordinary transaction, and ends on the record date. We, in our sole discretion, may shorten the required notice period of not less than 20 business days prior to the record date to determine the stockholders eligible to vote upon a distribution or extraordinary transaction. If no record date is applicable, we may shorten the required notice period of not less than 20 business days before a distribution in our sole and absolute discretion.

A limited partner may exercise its unit redemption right by giving written notice to our operating partnership and us. The OP units specified in the notice generally will be redeemed on the twentieth business day following the date we received the redemption notice or, in the case of the exercise of a unit redemption right in connection with an extraordinary transaction, the date our operating partnership and we received the redemption notice. A limited partner may not exercise the unit redemption right for fewer than 1,000 OP units, or if the limited partner holds fewer than 1,000 OP units, all of the OP units held by that limited partner. The redeeming partner will have no right to receive any distributions paid on or after the redemption date with respect to those OP units redeemed.

Unless we elect to assume and perform our operating partnership’s obligation with respect to the unit redemption right, as described below, a limited partner exercising a unit redemption right will receive cash from our operating partnership in an amount equal to the market value of shares of our common stock for which the OP units would have been redeemed if we had assumed and satisfied our operating partnership’s obligation by paying shares of our common stock, as described below. The market value of our common stock for this purpose (assuming a market then exists) will be equal to the average of the closing trading price of our common stock on the NYSE for the 10 trading days before the day on which we received the redemption notice.

We may to elect to assume and perform our operating partnership’s obligation to acquire the OP units being redeemed in exchange for either cash in the amount specified above or a number of shares of our common stock equal to the number of OP units offered for redemption, adjusted as specified in the amended partnership agreement to take into account prior share dividends or any subdivisions or combinations of our common stock. As general partner, we will have the sole discretion to elect whether the redemption right will be satisfied by us in cash or shares of our common stock. No redemption or exchange can occur if delivery of shares of common stock by us would be prohibited either under the provisions of our charter or under applicable federal or state securities laws, in each case regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Notwithstanding the foregoing, in the event of an extraordinary distribution of cash or property to our stockholders or if we effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, we will have the right, exercisable in our sole and absolute discretion, to require the redemption rights of all holders of OP units to be deemed to be automatically exercised and assumed by us for shares of our common stock, effective upon the date on which such transaction is consummated.

Issuance of Additional Partnership Interests

We, as general partner, are authorized to cause our operating partnership to issue additional OP units or other partnership interests to its partners, including us and our affiliates, or other persons without the approval of any limited partners. These OP units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including OP units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to limitations described below.

No OP unit or interest may be issued to us as general partner or limited partner unless:

•

our operating partnership issues OP units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in us having designations, preferences and other rights so that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences and other rights, except voting rights, of the OP units or other partnership interests issued to us and we contribute to our operating partnership the proceeds received by us from the issuance of such shares or other equity securities; or

•	we make an additional capital contribution to our operating partnership; or

•

our operating partnership issues the additional OP units or other partnership interests to all partners holding OP units or other partnership interests in the same class or series in proportion to their respective percentage interests in that class or series.

LTIP Units

In addition to the OP units, which are common units, our operating partnership has authorized and outstanding two classes of LTIP units—Class RS LTIP units and Class O LTIP units. LTIP units are a special class of limited partnership units in our operating partnership that are structured to qualify as “profits interests” for tax purposes, with the result that at issuance they have no capital account in the operating partnership. Following completion of this offering, we may at any time cause our operating partnership to issue either Class RS LTIP units or Class O LTIP units to our directors, officers, employees and consultants. Any LTIP units issued by our operating partnership may be subjected to vesting requirements as determined by the compensation committee of our board of directors.

Class RS LTIP units receive the same quarterly per unit profit distributions as the other outstanding OP units in our operating partnership. Initially, each Class RS LTIP unit will have a capital account of zero, and, therefore, the holder of the Class RS LTIP unit would receive nothing if our operating partnership were liquidated immediately after the Class RS LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to the Class RS LTIP units until the capital account per Class RS LTIP unit is equal to the capital account per OP unit. The applicable Treasury Regulations and our amended partnership agreement provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership, upon a distribution by our operating partnership to a partner in redemption of partnership interests, upon the liquidation of the operating partnership or upon a later issuance of additional LTIP units. Each Class RS LTIP unit is convertible into OP units at any time, and upon equalization of the capital account of a Class RS LTIP unit with the per unit capital account of the OP units (and full vesting of the Class RS LTIP unit, if such unit is subject to vesting), the Class RS LTIP unit will be convertible into one OP unit, subject to certain exceptions and adjustments. There is a risk that a Class RS LTIP unit will never become convertible into one OP unit because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested Class RS LTIP units may be less than the value of an equal number of shares of our common stock.

Class O LTIP units do not participate in quarterly per unit profit distributions. Initially, each Class O LTIP unit will have a capital account of zero and, therefore, the holder of the Class O LTIP unit would receive nothing if our operating partnership were liquidated immediately after the Class O LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated to the Class O LTIP units (after allocations to the Class RS LTIP units and together with the OP units) until the capital account per Class O LTIP unit is equal to the excess of the capital account per OP unit over the amount of such capital account on the date of issuance of the Class O LTIP unit. Each Class O LTIP unit is convertible into OP units at any time, and upon such equalization of the capital account of a Class O LTIP unit (and full vesting of the Class O LTIP unit, if such unit is subject to vesting), the Class O LTIP unit will be convertible into a number of OP units equal to (i) the Class O LTIP unit’s capital account divided by (ii) the capital account balance of an OP unit (i.e., in a manner similar to a typical stock appreciation right), subject to certain exceptions and adjustments. There is a risk that a Class O LTIP unit will never become convertible into such amount of OP units because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested Class O LTIP units may be less than the value of an equal number of shares of our common stock.

Preemptive Rights

Except to the extent expressly granted by our operating partnership in an agreement other than the amended partnership agreement, no person or entity, including any partner of our operating partnership, has any preemptive, preferential or other similar right with respect to:

•	additional capital contributions or loans to our operating partnership; or

•	the issuance or sale of any OP units or other partnership interests.

Amendment of Partnership Agreement

In general, other than as described below, the amended partnership agreement may only be amended exclusively by us, as general partner, without the consent of the limited partners. Amendments to the amended partnership agreement requiring approval of the limited partners may be proposed by us, as general partner, or by any limited partner holding partnership interests representing 25% or more of the percentage interest of the OP units entitled to vote thereon.

The approval of a majority of the partnership interests held by limited partners other than us is necessary to, among other things:

•	amend provisions restricting our power to conduct businesses other than owning partnership interests of our operating partnership and the relationship of our shares to OP units;

•	amend provisions restricting our power to issue or repurchase shares without causing a simultaneous issuance or repurchase of units by the operating partnership;

•	amend provisions regarding the transfer of partnership interests held by us;

•	amend provisions regarding the transfer of partnership interests held by limited partners;

•	amend provisions regarding the unit redemption right of the limited partners.

•	adopt amendments that would convert a limited partner’s interest into a general partner’s interest;

•	adopt amendments that would modify the limited liability of a limited partner;

•

amend provisions regarding or adopt amendments that would alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the amended partnership agreement with respect to the admission of new partners or the issuance of additional OP units; or

•	adopt amendments that would impose any obligation to make capital contributions.

Tax Matters

Pursuant to the amended partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of the operating partnership, we have authority to make tax elections under the Code on behalf of our operating partnership, and to take such other actions as permitted under the amended partnership agreement.

Term

Our operating partnership will continue until dissolved upon the first to occur of any of the following:

•

an event of our withdrawal, as the general partner, (other than an event of bankruptcy), unless within 90 days after the withdrawal, the written consent of the outside limited partners, as defined in the amended partnership agreement, to continue the business of our operating partnership and to the appointment, effective as of the date of withdrawal, of a substitute general partner is obtained;

•	an election to dissolve the operating partnership by us, as general partner, in our sole and absolute discretion;

•	entry of a decree of judicial dissolution of our operating partnership pursuant to Delaware law;

•	the sale of all or substantially all of the assets and properties of our operating partnership for cash or for marketable securities; or

•

entry of a final and non-appealable judgment by a court of competent jurisdiction ruling that we are bankrupt or insolvent, or entry of a final and non-appealable order for relief against us, under any federal or state bankruptcy or insolvency laws, unless prior to or at the time of the entry of such judgment or order, the consent of a majority of the holders of the OP units to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute general partner is obtained.

Conflicts of Interest

Conflicts of interest exist or could arise in the future as a result of our relationships with the operating partnership or any limited partner of the operating partnership. Our directors and officers have duties to our company and our stockholders under applicable Maryland law in connection with their management of our company. At the same time, we, as sole general partner, have fiduciary duties to the operating partnership and to its limited partners under Delaware law in connection with the management of the operating partnership. Our duties as sole general partner to the operating partnership and its partners may come into conflict with the duties of our directors and officers to our company and our stockholders.

PRINCIPAL AND SELLING STOCKHOLDERS

Immediately prior to the completion of this offering, there will be              shares of our Class A common stock outstanding and two stockholders of record. In connection with our formation and initial capitalization, we sold 1,000 shares of common stock to Mr. Chad L. Williams, our Chairman and Chief Executive Officer, for a total consideration of $1,000, and GA QTS Interholdco, LLC received              shares of Class A common stock in exchange for its interests in GA REIT. In connection with this offering, we will repurchase the initial shares issued to Mr. Williams for a total of $1,000.

The following table sets forth certain information regarding the beneficial ownership of our common stock and OP units and LTIP units by (1) each of our director nominees, (2) each of our named executive officers, (3) all of our director nominees, and executive officers as a group and (4) each holder of five percent or more of our common stock. This table gives effect to the expected issuance of common stock in connection with this offering and our formation transactions. The extent to which a person holds OP units or LTIP units as opposed to common stock is described in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of             , 2013 or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the common stock, OP units and LTIP units shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

Unless otherwise indicated, the address of each named person is c/o QTS Realty Trust, Inc., 12851 Foster Street, Overland Park, Kansas 66213. No shares beneficially owned by any executive officer or director have been pledged as security.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Beneficial Owner	Number of Shares and OP Units and LTIP units	Percentage of All Shares(1)		Percentage of All Shares and OP Units and LTIP units(2)		Number of Shares and OP Units and LTIP units	Percentage of All Shares(1)		Percentage of All Shares and OP Units and LTIP units(2)
Executive Officers and Directors
Chad L. Williams(3)			%		%			%		%
William H. Schafer(4)			%		%			%		%
James H. Reinhart (5)			%		%			%		%
Daniel T. Bennewitz(6)			%		%			%		%
Shirley E. Goza(7)			%		%			%		%
John W. Barter(8)			%		%			%		%
William O. Grabe(9)			%		%			%		%
Catherine R. Kinney(10)			%		%			%		%
Peter A. Marino(11)			%		%			%		%
Scott D. Miller(12)			%		%			%		%
Philip P. Trahanas(13)(14)			%		%			%		%
Stephen E. Westhead(15)			%		%			%		%
All directors and executive officers as a group (12 persons)			%		%			%		%
Other 5% Stockholders			%		%			%		%
GA QTS Interholdco, LLC (Selling Stockholder)(14)			%		%			%		%

*	Less than 1.0%
(1)	Assumes shares of common stock are outstanding immediately following this offering. In addition, amounts for individuals assume that all OP units and LTIP units held by the person are exchanged for our common stock, and amounts for all directors and executive officers as a group assume all OP units and LTIP units held by them are exchanged for our common stock in each case, regardless of when such units are exchangeable. The total number of common stock outstanding used in calculating this percentage assumes that none of the OP units or LTIP units held by other persons are exchanged for our common stock.

(2)	Assumes a total of Class A common stock, Class B common stock, OP units and LTIP units, which units may be exchanged for cash or Class A common stock as described in “Description of the Partnership Agreement of QualityTech, LP” are outstanding immediately following this offering.
(3)	Consists of shares of Class B common stock, OP units and Class O LTIP units.
(4)	Consists of Class RS LTIP units and Class O LTIP units.
(5)	Consists of Class RS LTIP units and Class O LTIP units.
(6)	Consists of Class RS LTIP units and Class O LTIP units.
(7)	Consists of OP units and Class O LTIP units.
(8)	Consists of OP units, Class RS LTIP units and Class O LTIP units.
(9)	Consists of OP units, Class RS LTIP units and Class O LTIP units.
(10)	Consists of Class O LTIP units.
(11)	Consists of OP units, Class RS LTIP units and Class O LTIP units.
(12)	Consists of Class O LTIP units.
(13)	Consists of Class RS LTIP units and Class O LTIP units.
(14)	Consists of shares of Class A common stock. The members of GA QTS Interholdco, LLC are General Atlantic Partners 85, L.P., a Delaware limited partnership, or GAP 85, GAP-W, LLC, a Delaware limited liability company, or GAP-W, GAP Coinvestments III, LLC, a Delaware limited liability company, or GAPCO III, GAP Coinvestments IV, LLC, a Delaware limited liability company, or GAPCO IV, GAP Coinvestments CDA, L.P., a Delaware limited partnership, or GAPCO CDA, and GAPCO GmbH & Co., KG, a German limited partnership, or KG, and together with GAP 85, GAP-W, GAPCO III, GAPCO IV and GAPCO CDA, the GA Funds.

General Atlantic GenPar, L.P., a Delaware limited partnership, or GA Genpar, is the general partner of GAP 85 and the manager of GAP-W. General Atlantic LLC, or GA LLC, is the general partner of GA GenPar. GA LLC is also the managing member of GAPCO III and GAPCO IV and the general partner of GAPCO CDA. GAPCO Management GmbH, a German limited liability company, or GmbH, is the general partner of KG.

There are 22 Managing Directors of GA LLC. GA QTS Interholdco, LLC, GAP 85, GAP-W, GAPCO III, GAPCO IV, GAPCO CDA, KG, GenPar, GmbH and GA LLC are a “group” under Rule 13d-5 under the Exchange Act. The Managing Directors of GA LLC may be deemed to share voting and dispositive power with respect to shares and interests held by the GA Funds, and voting and disposition decisions are made by a portfolio committee of GA LLC comprised of certain of the Managing Directors and officers of GA LLC. The current members of the portfolio committee are Andrew C. Pearson, Gabriel Caillaux, William E. Ford, David C. Hodgson, Cory A. Eaves, Rene M. Kern, David Topper and Philip P. Trahanas. The GA Funds control GA QTS Interholdco, LLC by virtue of their ownership of all of the interests of GA QTS Interholdco, LLC. Consequently, GA QTS Interholdco, LLC, the GA Funds, GA LLC and managing directors of GA LLC may, from time to time, consult among themselves and coordinate the voting and disposition of the shares held by GA QTS Interholdco, LLC. The mailing address of the foregoing entities (other than GmbH and KG) is c/o General Atlantic Service Company, LLC, 55 East 52nd Street, 32nd floor, New York, New York 10055. The mailing address of KG and GmbH Management is c/o General Atlantic GmbH, Maximilianstrasse 35b, 80539 Munich, Germany.

(15)	Consists of Class O LTIP units.

DESCRIPTION OF SECURITIES

The following is a summary of the material terms of the securities of our company and certain terms of our charter and bylaws.

General

Upon the completion of this offering, our charter will provide that we may issue up to              shares of Class A common stock, $0.01 par value per share, up to              shares of Class B common stock, $0.01 par value per share, and shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series without stockholder approval; provided that our board may not increase the number of shares of Class B common stock that we have authority to issue or reclassify any shares of our capital stock as Class B common stock without stockholder approval. After giving effect to this offering and the formation transactions described in this prospectus,              shares of Class A common stock will be issued and outstanding (              shares if the underwriters exercise their option to purchase additional shares in full), shares of Class B common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. After giving effect to this offering and the formation transactions described in this prospectus,              shares of Class A common stock will be issued and outstanding on a fully diluted basis (              shares if the underwriters exercise their option to purchase additional shares in full).

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Shares of Common Stock

All shares of Class A common stock offered by this prospectus and all shares of Class B common stock to be issued in the formation transactions will be duly authorized, validly issued, fully paid and nonassessable.

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on transfer and ownership of shares of our common stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of Class A common stock entitles the holder to one vote and each outstanding share of Class B common stock entitles the holder to 50 votes on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock, the holders of shares of Class A common stock and Class B common stock will vote together as a single class and will possess the exclusive voting power. There is no cumulative voting in the election of our company’s directors, which means that the stockholders entitled to cast a plurality of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by a majority of its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our shares of stock) may be taken if declared advisable by a majority of our board of directors and approved by the vote of stockholders holding at least a majority of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. In addition, because operating assets may be held by a corporation’s subsidiaries, as in our situation, these subsidiaries may be able to transfer all or substantially all of such assets without a vote of our stockholders.

Dividends, Distributions, Liquidation and Other Rights

Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Such holders are also entitled to share ratably in the assets of our company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all debts and liabilities of our company and any shares with preferential rights thereto.

Holders of shares of common stock have no preference, conversion (other than as described below with respect to the Class B common stock), exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of our company and have no appraisal rights. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, shares of common stock have equal dividend, liquidation and other rights. For these purposes, Class A common stock and Class B common stock have identical rights.

Conversion Rights

One share of our Class B common stock may be converted into one share of Class A common stock by the holder at any time, and one share of Class B common stock is subject to automatic conversion into one share of Class A common stock upon a direct or indirect transfer of beneficial ownership of such share of Class B common stock to a person other than a permitted transferee. Shares of Class B common stock are also subject to automatic conversion upon certain direct or indirect transfers of beneficial ownership of OP units held by the beneficial owner of such Class B common stock at a ratio of one share of Class B common stock for every 49 OP units transferred to a person other than a permitted transferee. A “permitted transferee” is, with respect to a holder, a family member of such holder or entities owned by or for the benefit of them.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series; provided that our board may not increase the number of shares of Class B common stock that we have authority to issue or reclassify any shares of our capital stock as Class B common stock without stockholder approved. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over the shares of common stock with respect to dividends, distributions and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our common stock or otherwise might be in their best interest. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors, without prior stockholder approval (subject to certain exceptions), to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common stock or preferred stock and to classify or reclassify unissued shares of common stock or preferred stock and thereafter to cause to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our shares of stock or otherwise be in the best interest of our stockholders. See “Material Provisions of Maryland Law and of Our Charter and Bylaws—Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, shares of our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of stock (after taking into account options to acquire shares of common stock) may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code, and for strategic reasons, our charter generally prohibits:

•

any person (other than a person who has been granted an exception) from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive;

•

any person (other than a person who has been granted an exception) from actually or constructively owning more than     % of the aggregate of the outstanding shares of such class or series of our preferred stock by value or by number of shares, whichever is more restrictive;

•

as excepted holders, any of Chad L. Williams, his family members and certain entities controlled by them, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by Chad L. Williams, his family members and certain entities controlled by them, from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules; and

•

as excepted holders, any of General Atlantic, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by General Atlantic, from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules.

However, certain entities that are defined as designated investment entities in our charter, which generally includes pension funds, mutual funds, and certain investment management companies, are permitted to own up to 9.8% of the aggregate of our outstanding shares of common stock or preferred stock, so long as each beneficial owner of the shares owned by such designated investment entity would satisfy the     % ownership limit if those beneficial owners owned directly their proportionate share of the common stock owned by the designated investment entity. Our board may, in its sole discretion, grant an exemption to the stock ownership limits, subject to such conditions and the receipt by our board of certain representations and undertakings. Our charter permits exceptions to be made for stockholders if our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

Our charter provides an excepted holder limit that allows Chad L. Williams, his family members and entities owned by or for the benefit of them, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by Chad L. Williams, his family members and certain entities controlled by them, as a group, to own more than     % of the aggregate of the outstanding shares of our common stock, so long as, under the applicable tax attribution rules, no one such excepted holder treated as an individual would hold more than     % of the aggregate of the outstanding shares of our common stock, no two such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no three such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no four such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, and no five such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock. Currently, Chad L. Williams would be attributed all of the shares of common stock owned by each such other excepted holder and, accordingly, the Williams excepted holders as a group would not be allowed to own in excess of     % of the aggregate of the outstanding shares of our common stock. If at a later time, there were not one excepted holder that would be attributed all of the shares owned by such excepted holders as a group, the excepted holder limit as applied to the Williams group would not permit each such excepted holder to own     % of the aggregate of the outstanding shares of our common stock. Rather, the excepted holder limit as applied to the Williams group would prevent two or more such excepted holders who are treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common stock than the maximum amount of shares that could be owned by any one such excepted holder (    %), plus the maximum amount of shares that could be owned by any one or more other individual stockholders who are not excepted holders (    %).

Our charter also provides an excepted holder limit that allows General Atlantic, and any person who is or would be a beneficial owner or constructive owner of shares of our common stock as a result of the beneficial ownership or constructive ownership of shares of our common stock by General Atlantic, as a group, to own more than     % of the aggregate of the outstanding shares of our common stock, so long as, under the applicable tax attribution rules, no one such excepted holder treated as an individual would hold more than     % of the aggregate of the outstanding shares of our common stock, no two such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no three such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, no four such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock, and no five such excepted holders treated as individuals would own more than     % of the aggregate of the outstanding shares of our common stock. Currently, there are more than five excepted holders who would be attributed all of the shares of common stock owned by General Atlantic. Therefore, the excepted holder limit as applied to the General Atlantic group would prevent five or more such excepted holders who are treated as individuals under the applicable tax attribution rules from owning a higher percentage of our common stock than the maximum amount of shares that could be owned by any one such excepted holder (    %), plus the maximum amount of shares that could be owned by any four other individual stockholders who are not excepted holders (    %).

Our charter also prohibits any person from (1) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code, (2) transferring shares of our capital stock if such transfer would result in our being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), (3) beneficially or constructively owning shares of our capital stock that would result in us owning (directly or indirectly) an interest in a tenant if the income derived by us from that tenant for our taxable year during which such determination is being made would reasonably be expected to equal or exceed the lesser of one percent of our gross income or an amount that would cause us to fail to satisfy any of the REIT gross income requirements and (4) beneficially or constructively owning shares of our capital stock that would cause us otherwise to fail to qualify as a REIT. Any person who acquires or attempts or intends to acquire beneficial ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfers on our qualification as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interest to attempt to qualify, or to qualify, or to continue to qualify, as a REIT. In addition, our board of directors may determine that compliance with the foregoing restrictions is no longer required for our qualification as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described above. However, our board of directors may not grant an exemption to any person unless our board of directors obtains such representation, covenant and understandings as our board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our qualification as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the IRS or an opinion of counsel in either case in form and substance satisfactory to our board of directors, in its sole discretion in order to determine or ensure our qualification as a REIT.

In addition, our board of directors from time to time may increase the ownership limits. However, the ownership limits may not be increased if, after giving effect to such increase, five or fewer individuals could own or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding. Our board of directors, in its sole discretion, may from time to time decrease the ownership limits, provided that no decreased limit will apply to any person whose ownership percentage exceeds such decreased limit until that person’s ownership percentage equals or falls below such decreased ownership limit.

However, if any transfer of our shares of stock occurs which, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. Subject to Maryland law, effective as of the date that such shares of stock have been transferred to the charitable trust, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the charitable trust; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s charitable beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•

the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•

to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our capital stock within 30 days after the end of each taxable year, will be required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with our ownership limitations. In addition, each stockholder shall upon demand be required to provide to us such information as we may request, in good faith, in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Our ownership limitations could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.

Preferred Stock

Our charter authorizes our board of directors to classify or reclassify and issue one or more classes or series of preferred stock without stockholder approval. Our board of directors may determine the relative preferences, conversions and other rights, voting powers, restrictions and limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Exchange Listing

We intend to apply to have our Class A common stock listed on the NYSE under the symbol “QTS.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be                 .

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following is a summary of certain provisions of Maryland law and our charter and bylaws.

Our Board of Directors

Our charter and bylaws provide that the number of directors of our company may be established by our board of directors, but may not be fewer than the minimum number required under Maryland law nor more than 15 directors. Initially, we expect to have eight directors. Our charter and bylaws provide that any vacancy, including a vacancy created by an increase in the number of directors, may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any individual elected to fill such vacancy will serve for the remainder of the full term and until a successor is duly elected and qualified.

Pursuant to our bylaws, each of our directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies under Maryland law. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast.

Our bylaws provide that at least a majority of our directors will be “independent,” with independence being defined in the manner established by our board of directors and in a manner consistent with listing standards established by the NYSE.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors and that our board of directors has the exclusive power to fill vacant directorships. These provisions may preclude stockholders from removing incumbent directors and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance at or after the time of the approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the company and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting shares of stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as described under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has, or will have, by resolution opted out of the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and an interested stockholder, unless our board in the future alters or repeals this resolution.

We cannot assure you that our board of directors will not determine to become subject to such business combination provisions in the future. However, an alteration or repeal of this resolution will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting of stockholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons are entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock that, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, we may present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by Maryland law, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock. There is no assurance, however, that our board of directors will not amend or eliminate this provision at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds stockholder vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a requirement that requires the request of the holders of at least a majority of all votes entitled to be cast to call a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, and fill vacancies and (3) require, unless called by the chairman of our board of directors, our president or chief executive officer or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting to call a special meeting. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Amendment of Our Charter and Bylaws and Approval of Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by a majority of the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our shares of stock) may be taken if declared advisable by a majority of our board of directors and approved by the vote of stockholders holding at least a majority of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders are to be held each year at a date and time as determined by our board of directors. Special meetings of stockholders may be called only by a majority of the directors then in office, by the chairman of our board of directors, our president or our chief executive officer. Additionally, subject to the provisions of our bylaws, special meetings of the stockholders shall be called by our secretary upon the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting. Maryland law and our bylaws provide that any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting by unanimous written consent, if that consent sets forth that action and is signed by each stockholder entitled to vote on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record both at the time of giving of the notice of the meeting and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders. Nominations of persons for election to our board of directors may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

provided that our board of directors has determined that directors shall be elected at such meeting, by a stockholder who is a stockholder of record both at the time of giving of the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our bylaws.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors the power to disapprove timely stockholder nominations and proposals, our bylaws may have the effect of precluding a contest for the election of directors or proposals for other action if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors to our board of directors or to approve its own proposal.

Anti-takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

The provisions of our charter on removal of directors and the advance notice provisions of the bylaws could delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in the best interests of our stockholders. Likewise, if our board of directors were to opt in to the business combination provisions of the MGCL or certain of the provisions of Subtitle 8 of Title 3 of the MGCL, to the extent we have not already done so, or if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were amended or rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as a director or officer of our company and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company. With respect to our directors, we will be the indemnitor of first resort to the extent that any directors simultaneously are entitled to indemnification from General Atlantic with respect to any of the same matters for which we are obligated to provide indemnification pursuant to our charter and bylaws.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law. See “Management—Limitation of Liability and Indemnification Agreements.”

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Ownership Limits

In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Code and for strategic reasons, our charter generally prohibits any person (other than a person who has been granted an exception) from actually or constructively owning more than     % of the aggregate of the outstanding shares of our common stock by value or by number of shares, whichever is more restrictive, except for certain designated investment entities that may own up to 9.8% of the aggregate of the outstanding shares our common stock, subject to certain conditions. Chad L. Williams, his family members and certain entities controlled by them will be excepted holders under our charter and none of them will be permitted to own more than     % of the aggregate of the outstanding shares of such class or series of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules. In addition, General Atlantic will be an excepted holder under our charter, and no beneficial owner of General Atlantic will be permitted to own more than     % of the aggregate of the outstanding shares of such class or series of our common stock by value or by number of shares, whichever is more restrictive, after application of the relevant attribution rules. Our charter permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering, we will have outstanding              shares of our Class A common stock (             shares of our Class A common stock if the underwriters exercise their option to purchase additional shares in full) and shares of our Class B common stock. In addition, a total of              shares of our Class A common stock are reserved for issuance upon exchange of OP units, the conversion of Class B common stock and the exchange of LTIP units that may be issued under our equity incentive plan.

Of these shares, the              shares of our Class A common stock sold in this offering (             shares of our Class A common stock if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares of common stock purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The remaining              shares of our Class A common stock expected to be outstanding immediately after completion of this offering, plus any shares of Class A common stock purchased by affiliates in this offering and the shares of our Class A common stock owned by affiliates upon redemption of OP units, will be “restricted shares” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144. In addition, upon completion of this offering,              restricted shares of Class A common stock will be granted to our directors, executive officers and other employees. The              shares of our Class B common stock issued to Chad L. Williams, our Chairman and Chief Executive Officer in the formation transactions may not be sold or otherwise transferred or encumbered except as set forth in our charter. Approximately     % of the aggregate shares of common stock and OP units to be issued in our formation transactions and to be granted under our equity incentive plan will be subject to lock-up agreements.

Shares of our Class A common stock are newly issued securities for which there is no established trading market. No assurance can be given as to (1) the likelihood that an active trading market for shares of our Class A common stock will develop or be sustained, (2) the liquidity of any such market, (3) the ability of stockholders to sell their shares of our Class A common stock when desired or at all, or (4) the prices that stockholders may obtain for any of their shares of our Class A common stock. No prediction can be made as to the effect, if any, that future issuances or resales of shares of our common stock, or the availability of shares of our common stock for future issuance or resale, will have on the market price of shares of our common stock prevailing from time to time. Issuances or sales of substantial amounts of our Class A common stock (including shares of our Class A common stock issued upon the exchange of OP units or LTIP units or the conversion of Class B common stock), or the perception that such issuances or sales are occurring or may occur, could adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering—Future issuances or sales of our common stock, or the perception of the possibility of such issuances or sales, may depress the market price of our common stock.”

For a description of certain restrictions on transfers of shares of our common stock held by our stockholders, see “Description of Securities—Restrictions on Ownership and Transfer.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of our common stock then outstanding; or

•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates also are subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption Rights

Beginning on or after the date which is 12 months after the completion of this offering, limited partners of our operating partnership have the right to require our operating partnership to redeem part or all of their OP units for cash, based upon the fair market value of an equivalent amount of common stock at the time of the redemption, or, at our election, shares of our Class A common stock on a one-for-one basis, subject to the ownership limits set forth in our charter and described under the section entitled “Description of Securities—Restrictions on Ownership and Transfer.” See also “Description of the Partnership Agreement of QualityTech, LP.”

Registration Rights

New Registration Rights Agreement

Upon completion of this offering, we will enter into a registration rights agreement with our continuing investors, including certain of our directors and executive officers. Under the registration rights agreement, subject to certain limitations, during the period beginning 15 days prior to the date those individuals are first permitted to redeem their OP units pursuant to the amended partnership agreement and ending 15 days thereafter, we will file one or more registration statements covering the issuance to them of shares of our Class A common stock upon redemption of their OP units (collectively, the “registrable shares”). We will agree to use our reasonable best efforts to cause each shelf registration statement to be declared effective as soon as practicable after it is filed.

We also agree to indemnify the persons receiving rights against specified liabilities, including certain potential liabilities arising under the Securities Act, or to contribute to the payments such persons may be required to make in respect thereof. We agree to pay all of the expenses relating to the registration and any underwritten offerings of such securities, including, without limitation, all registration, listing, filing and stock exchange or FINRA fees, all fees and expenses of complying with securities or “blue sky” laws, all printing expenses and all fees and disbursements of counsel and independent public accountants retained by us, but excluding underwriting discounts and commissions, any out-of-pocket expenses (except we will pay any holder’s out-of-pocket fees (including disbursements of such holder’s counsel, accountants and other advisors), subject to certain limitations), and any transfer taxes.

Existing Registration Rights Agreements

General Atlantic and Chad L. Williams, our Chairman and Chief Executive Officer, each is a party to a separate registration rights agreement with our operating partnership that was entered into in connection with the 2009 transactions. Under those registration rights agreements, beginning six months after the completion of this offering, General Atlantic and Mr. Williams have demand rights to require us to file a new registration statement and prospectus providing for the sale by such holders of some or all of their shares of Class A common stock, provided that (i) the shares to be registered in any registration must have an aggregate offering price of at least $5 million, (ii) the holders may make only four such demands, and (iii) we are not required to affect more than two such demands in any 12 month period. The holders may require us to use our reasonable best efforts to cause any such demand registration to be in the form of an underwritten offering. We may satisfy this obligation by causing the requested shares to be included as part of an existing shelf registration statement that we then have on file with (and that has been declared effective by) the SEC.

In addition to the foregoing, if we file a registration statement with respect to an offering for our own account or on behalf of a holder of our common stock, each of General Atlantic and Mr. Williams will have the right, subject to certain limitations, to register such number of registrable shares held by it or him as each such holder requests. With respect to underwritten offerings, we will not be required to include any shares of a holder in the offering unless the holder accepts the terms of the offering as agreed between us and the underwriter, and then only in such amount as the underwriter believes will not jeopardize the success of the offering.

The existing registration rights agreement with Mr. Williams also provides that, subject to certain limitations, we will use commercially reasonable efforts to file, during the period beginning 15 days prior to the date Mr. Williams is first permitted to redeem his OP units pursuant to the operating partnership’s partnership agreement and ending 15 days thereafter, a registration statement registering the issuance to Mr. Williams of the Class A common stock issued to Mr. Williams upon redemption of his OP units. We have agreed to use commercially reasonable efforts to keep the registration statement continuously effective until Mr. Williams no longer owns any OP units.

Upon completion of this offering, we will enter into amended and restated registration rights agreements with each of General Atlantic and Mr. Williams that amend and restate the existing registration rights agreements to correctly reflect our structure following the formation transactions.

Grants Under Our Equity Incentive Plan

We intend to adopt our equity incentive plan immediately prior to the completion of this offering. The equity incentive plan provides for the grant of incentive awards to our employees, directors and consultants. We intend to issue an aggregate of              shares of Class A common stock to certain of our officers, directors, employees and consultants upon completion of this offering, and intend to reserve an additional              shares of Class A common stock for issuance under the plan, subject to increase as described in “Management—Executive Compensation—2013 Equity Incentive Plan.”

We intend to file with the SEC a registration statement on Form S-8 covering the Class A common stock issuable under the equity incentive plan. Class A common stock covered by this registration statement, including any Class A common stock issuable upon the exercise of options or restricted shares, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, we and our officers and directors and the Selling Stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock (including OP units) during the period from the date of this prospectus continuing through the date      days after the date of this prospectus, except with the prior consent of the representatives. See “Underwriting.”

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material federal income tax consequences of an investment in our common stock. For purposes of this section under the heading “U.S. Federal Income Tax Considerations,” references to “QTS Realty Trust, Inc.” “we,” “our,” and “us” mean only “QTS Realty Trust, Inc.” and not its subsidiaries, except as otherwise indicated, and references to “tenants” are to persons who are treated as lessees of real property for purposes of the REIT requirements including, in general, persons who are referred to as “customers” elsewhere in this prospectus. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is also based upon the assumption that we and our subsidiaries and affiliated entities will operate in accordance with our and their applicable organizational documents. This summary is for your general information only and is not tax advice. It does discuss any state, local or non-U.S. tax consequences relevant to us or an investment in our stock, and it does not discuss all aspects of federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, such as:

•	an insurance company;

•	a financial institution, broker, or dealer;

•	a regulated investment company or a REIT;

•	a holder who received our stock through the exercise of employee stock options or otherwise as compensation;

•	a person holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment;

•	a person holding our stock indirectly through other vehicles, such as partnerships, trusts, or other pass-through entities; and

•	except as discussed below, a tax-exempt organization or a foreign investor.

This summary assumes that investors will hold our stock as a capital asset, which generally means property held for investment. The federal income tax treatment of holders of our stock depends in some instances on determinations of fact and interpretations of complex provisions of federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular stockholder of holding our stock will depend on the stockholder’s particular tax circumstances.

You are urged to consult your tax advisor regarding the federal, state, local, and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our stock.

Taxation of QTS Realty Trust, Inc.

We were formed as a Maryland corporation on May 17, 2013. Effective as of the same date, we elected to be treated as a S corporation. Prior to the completion of this offering we revoked our S corporation election.

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2013, upon the filing of our federal income tax return for such year. We believe that we have been organized and we expect to operate in such a manner as to qualify for taxation as a REIT under the Code. We have not sought and will not seek a private letter ruling from the IRS regarding any matter discussed in this section, except for a ruling on certain activities not currently being conduct through the REIT, as described below.

We have received an opinion of Hogan Lovells US LLP, or Hogan Lovells, to the effect that, after taking into account the formation transactions described herein, including the merger of GA REIT with and into us, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2013. It must be emphasized that the opinion of Hogan Lovells is based on various assumptions relating to our organization and operation, and is conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Hogan Lovells or by us that we will qualify as a REIT for any particular year. The opinion is expressed as of the date issued. Hogan Lovells will have no obligation to advise us or our stockholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Taxation of REITs in General

Qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate, so that we qualify as a REIT, we cannot assure you that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to federal corporate income tax on our “REIT taxable income” (determined before the deduction for dividends paid and excluding net capital gains) that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at both the corporate and stockholder levels that generally results from an investment in a “C” corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon the distribution of that income. Dividends paid by corporations to U.S. individuals are taxed at a reduced rate of 20%. With limited exceptions, however, dividends received by stockholders from us, or from other entities that are taxed as REITs, other than dividends designated as “capital gain dividends” or “qualified dividend income,” are generally taxed at ordinary income rates, which is currently taxed at a maximum rate of 39.6%. See “Taxation of Holders of Stock—Taxation of Taxable U.S. Stockholders—Distributions Generally.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders of the REIT, subject to special rules for certain items such as the capital gains that we recognize. See “Taxation of Holders of Stock.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•

We will be taxed at regular corporate rates on any undistributed “REIT taxable income,” including undistributed net capital gains, for any taxable year. A REIT’s “REIT taxable income” is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

•	We may be subject to the “alternative minimum tax” on our undistributed items of tax preference, if any.

•

If we earn net income from “prohibited transactions,” which generally are sales or other dispositions of property, other than foreclosure property, that is included in our inventory or held by us primarily for sale to tenants in the ordinary course of business, we will be subject to a tax at the rate of 100% of such net income. See “—Income Tests—Prohibited Transactions Tax” and “—Income Tests—Income from Foreclosure Property” below.

•

If we have net income from the sale or other disposition of “foreclosure property” which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. In general, foreclosure property is property acquired by us as a result of having bid in a foreclosure or through other legal means subsequent to a default on a lease of such property or on an indebtedness secured by such property. See “—Income Tests—Income from Foreclosure Property” below.

•

We may elect to retain and pay federal income tax on our net long-term capital gain. To the extent we make a timely designation of such gain to our stockholders, a U.S. stockholder would (a) include its proportionate share of our undistributed long-term capital gain in its income, (b) be deemed to have paid the tax that we paid on such gain, (c) be allowed a credit for its proportionate share of the tax it was deemed to have paid, and (d) increase its basis in our common stock. See “—Taxation of Holders of Stock—Taxation of Taxable U.S. Stockholders—Capital Gain Dividends; Retained Net Capital Gain.”

•

If we fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements and our failure to satisfy such test or tests is due to reasonable cause and not due to willful neglect, we will be subject to a tax equal to the product of (a) the gross income attributable to the greater of the amount by which we fail either of the 75% or 95% gross income tests, multiplied by (b) a fraction intended to reflect our profitability.

•

If we fail to satisfy any of the asset tests because we own assets the total value of which exceeds a statutory de minimis standard but the failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the non-qualifying assets by the highest corporate tax rate applicable to corporations during the periods when such assets would have caused us to fail the relevant asset test.

•

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods less excess distributions from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and retained amounts on which income tax was paid at the corporate level.

•

If we fail to satisfy a requirement under the Code which would result in the loss of our REIT status, other than a failure to satisfy a gross income or an asset test, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be required to pay a penalty of $50,000 for each such failure.

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We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed with respect to items of income and expense if arrangements among us, our taxable REIT subsidiary and our tenants are not based on market rates.

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If we acquire appreciated assets from a “C corporation” in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the “C corporation,” we may be subject to tax at the highest corporate income tax rate on the gain that we recognize from the disposition of the asset acquired from the “C corporation” in a carry-over basis transaction to the extent of the “built-in gain” in the asset. “Built-in gain” is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. In general, this tax applies for a period of 10 years beginning with the day the property of a “C corporation” is transferred to us in a carry-over basis transaction, or the recognition period.

•	Our taxable REIT subsidiary will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

1.	that is managed by one or more trustees or directors;

2.	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

4.	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

5.	the beneficial ownership of which is held by 100 or more persons;

6.	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities and as determined by applying certain attribution rules);

7.	that makes an election to be taxable as a REIT, or has made this election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

8.	that uses a calendar year for federal income tax purposes; and

9.	that meets other applicable tests, described below, including with respect to the nature of its income and assets and the amount of its distributions.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be satisfied during a corporation’s initial tax year as a REIT (which, in our case, will be 2013). Our charter provides restrictions regarding the ownership and transfers of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding stock of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the shares, i.e., the persons required to include in gross income the dividends paid by us. A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record keeping requirements could subject us to monetary penalties. A stockholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We intend to adopt December 31 as our year-end and thereby satisfy this requirement.

If we fail to satisfy any of the various REIT requirements and could not avail ourselves of any statutory relief provisions, we would not qualify as a REIT. See “—Failure to Qualify.”

Effect of Subsidiary Entities

Ownership of Partnership Interests. A REIT that is a partner in a partnership or other entity taxable as a partnership for federal income tax purposes, such as our operating partnership, Treasury regulations provide that the REIT is deemed to own its proportionate share of the partnership’s assets (subject to special rules relating to the 10% asset test described below) and to earn its proportionate share of the partnership’s income for purposes of the asset and gross income tests applicable to REITs, as described below. Similarly, the assets and gross income of the partnership are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets, liabilities, and items of income in our operating partnership will be treated as our assets, liabilities, and items of income for purposes of applying the REIT requirements described below. A summary of certain rules governing the federal income taxation of partnerships and their partners is provided below in “—Tax Aspects of Investments in the Operating Partnership.”

We generally have control of our operating partnership and the subsidiary partnerships and limited liability companies, and intend to operate them in a manner consistent with the requirements for our qualification as a REIT. If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time for us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief as described below in “—Failure to Qualify.”

Qualified REIT Subsidiaries. If a REIT owns a qualified REIT subsidiary, the separate existence of that subsidiary will be disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary will be treated as assets, liabilities and tax items of the REIT itself. Generally, a corporation will qualify as a qualified REIT subsidiary if we own 100% of its shares and it is not a taxable REIT subsidiary. For this reason, references in this discussion to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. Income of a qualified REIT subsidiary will not be subject to federal income tax, although it may be subject to state and local taxation in some states. Our ownership of the voting shares of a qualified REIT subsidiary will not violate the asset test restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation other than a REIT in which we directly or indirectly hold stock, and which has made a joint election with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. A taxable REIT subsidiary also includes any corporation other than a REIT in which a taxable REIT subsidiary of ours owns, directly or indirectly, securities (other than certain “straight debt” securities) which represent more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business, including the provision of customary or non-customary services to our tenants without causing us to receive impermissible tenant service income under the REIT gross income tests. A taxable REIT subsidiary is required to pay regular federal income tax, and state and local income tax where applicable, as a non-REIT “C” corporation. If dividends are paid to us by our taxable REIT subsidiary, then a portion of the dividends we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “—Taxation of Holders of Stock —Taxation of Taxable U.S. Stockholders—Qualified Dividend Income.” We currently have one taxable REIT subsidiary, Quality Technology Services Holding, LLC. Quality Technology Services Holding, LLC provides our Cloud and Managed Services, or C3, product, which is a virtual hosting solution offering a private, highly secure, regulatory compliant and scalable IT infrastructure and services to support varied business applications and requirements. Services provided in connection with our C3 product includes a managed network, security, systems and back-up, as well as application monitoring and testing.

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions applicable to the arrangements between us and our taxable REIT subsidiary ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. In addition, we will be obligated to pay a 100% penalty tax on some payments we receive or on certain expenses deducted by the taxable REIT subsidiary if the economic arrangements between us, our tenants, and the taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiary, and any future taxable REIT subsidiaries, may make interest and other payments to us and to third parties in connection with activities related to our data centers. There can be no assurance that our taxable REIT subsidiary will not be limited in its ability to deduct certain interest payments made to us. In addition, there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiary.
Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis.

At least 75% of our gross income for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including:

(1)	“rents from real property”;

(2)	interest on obligations secured by mortgages on real property or on interests in real property;

(3)	gain from the sale or other disposition of real property (including interests in real property and interests in mortgages on real property) which is not treated as inventory property or property held for sale to customers in the ordinary course of business;

(4)	dividends or other distributions on, and gain from the sale or other disposition of, transferable shares (or transferable certificates of beneficial interest) in other REITs;

(5)	abatements and refunds of taxes on real property;

(6)	income and gain derived from foreclosure property;

(7)	amounts (other than amounts determined in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property an interests in real property);

(8)	gain from the sale or disposition of a real estate asset which is not a “prohibited transaction,” see “—Prohibited Transactions Tax;” and

(9)	certain income derived from the temporary investment of new capital.

At least 95% of our gross income for each taxable year must be derived from any combination of income qualifying under the 75% test, dividends, interest, and gain from the sale or disposition of stock or securities, in either case, not held for sale to customers.

The following items of income and gain are excluded from the computation of these gross income tests: (1) gross income from “prohibited transactions;” (2) income from, and gain from the sale or disposition of, certain hedging transactions (as discussed below); and (iii) certain foreign currency income.

The IRS has regulatory authority to determine whether any item of income, which is not otherwise described as qualifying income under the 95% and 75% gross income tests, may be treated as qualifying income for purposes of such tests or be excluded therefrom.

Rents from Real Property

Rents received by us will qualify as “rents from real property” in satisfying the gross income requirements described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property lease.

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First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

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Second, we, or an actual or constructive owner of 10% or more of our common stock, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space, or (ii) the property is a qualified lodging or qualified health facility and such property is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as described below) and certain other requirements are met.

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Third, rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to such personal property will not qualify as “rents from real property.”

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Fourth, for rents to qualify as rents from real property for purposes of satisfying the gross income tests, we generally must not operate or manage a property or furnish or render services to the tenants at the property, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. To the extent that “impermissible services” are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. We may provide a minimal amount of “non-customary” services to tenants of our data centers, other than through an independent contractor or taxable REIT subsidiary, but we intend that our income from these services will not exceed 1% of our total gross income from the facility. If the impermissible tenant services income exceeds 1% of our total gross income from a data center, then all of the income from that data center will fail to qualify as rents from real property. If the total amount of impermissible tenant services income does not exceed 1% of our total gross income from the data center, the services will not “taint” the other income from the data center (that is, it will not cause the rent paid by tenants of that data center to fail to qualify as rents from real property), but the impermissible tenant services income will not qualify as rents from real property. We are deemed to have received income from the provision of impermissible services in an amount equal to at least 150% of our direct cost of providing the services.

A significant portion of the value of our data centers is attributable to structural components related to the provision of electricity, heating ventilation and air conditioning, regulation of humidity, security and fire protection, and telecommunications infrastructure. We believe that our structural components are treated as real property for purposes of the REIT gross income tests, and we intend to structure the provision of services in a manner that does not prevent our rental income from qualifying as “rents from real property.” However, we cannot provide any assurance that the IRS would agree with these positions.

We currently monitor and we intend to continue to the activities provided at our data centers, and the income that is non-qualifying under the REIT income tests arising from our data centers, and we will not provide services that will cause us to fail to meet the income tests. As discussed above, we, through our taxable REIT subsidiary, provide our C3 product. We also provide some managed services and access to third-party service providers at some or all of our data centers. Managed Services include managed network, security, systems and back-up, as well as application monitoring and testing. The following ordinary, necessary, usual and customary services typically are provided in connection with the operation and maintenance of our data center properties. We do not believe that these services constitute personal services rendered to a particular tenant. Our services include:

•	utilities, including heat, light, gas, electricity, water, air conditioning, ventilation and other utility services;

•	humidity through the air supply ducts to maintain the tenant’s spaces at all times within a specified humidity range;

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security, including a controlled single point of access to the building that is manned twenty-four hours a day, seven days a week by employees, locked cabinets, cages, or suites accessible as specified by each tenant;

•	fire protection services through fire alarms and sprinklers;

•	common area maintenance including cleaning and maintenance of public and common areas, landscaping, and pest control;

•	management, operation, maintenance, and repair of the major building systems and components of the data center buildings;

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acceptance of tenant deliveries to a common receiving area when a tenant representative is not present (we do not provide move-in or move-out services with respect to the tenants’ equipment, except to supervise the set-up and installation to ensure compliance with building codes and uninterrupted operation of the data center);

•	parking for tenants and their visitors, including reserved and unreserved parking without the use of attendants;

•	telecommunications infrastructure to allow tenants to connect with third-party telecommunications providers; and

•	Internet access bandwidth for those tenants that do not prefer to engage a telecommunications carrier separately in connection with their lease of space in the data center.

Based upon our experience in the markets where the data centers are located, we believe that all access to service providers and services provided to tenants by us (other than through a qualified independent contractor or a taxable REIT subsidiary) either are usually or customarily rendered in connection with the rental of real property and not otherwise considered rendered to the occupant, or, if considered impermissible services, will not result in an amount of impermissible tenant service income that will cause us to fail to meet the income test requirements. However, we cannot provide any assurance that the IRS would agree with these positions.

We are in the process of requesting a private letter ruling from the IRS in order to determine whether or not certain revenue derived from the operation of our data centers will qualify as “rents from real property” under Section 856(d). Specifically, we are requesting rulings on the following:

1. Providing “interconnection” and “cross connect” capabilities and the receipt of revenues with respect to those services will not cause any amounts received from tenants of the data center properties to be treated as other than “rents from real property” under Section 856(d) for purposes of Sections 856(c)(2)(C) and 856(c)(3)(A).

2. Revenues from tenants for the right to store their data at the data center properties on our servers (which we refer to as “cloud” storage) constitutes “rents from real property” for the purposes of Sections 856(c)(2)(C) and 856(c)(3)(A), subject to Section 856(d)(1)(C).

No assurance can be given that the IRS will conclude that revenues with respect to any of our “interconnection” or “cross connect” capabilities or “cloud” storage should be treated as “rents from real property” under the Code. If the IRS does not conclude that these revenues should be treated as “rents from real property” under the Code, then we will continue to conduct these operations through our taxable REIT subsidiary, and income earned by the taxable REIT subsidiary in connection with these operations will continue to be subject to federal, state and local income tax.

We may receive distributions from taxable REIT subsidiaries or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will be classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not under the 75% gross income test. We do not anticipate that we will receive sufficient dividends from our taxable REIT subsidiary or other such corporations to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Any dividends received by us from a REIT will be qualifying income for purposes of both the 95% and 75% income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Code. Generally, we may avail ourselves of the relief provisions if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect; and

•	we attach a schedule of the sources of our income to our federal income tax return.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because we intentionally accrue or receive income that is non-qualifying for purposes of the REIT income tests and that exceeds the limits on non-qualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply and we retain our REIT status, a tax would be imposed based upon the amount by which we fail to satisfy the particular gross income test. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Income from Foreclosure Property

If a REIT acquires real property and personal property incident to such real property through a foreclosure or similar process following a default on a lease of such property or a default on indebtedness owed to the REIT that is secured by the property, and if the REIT makes a timely election to treat such property as “foreclosure property” under applicable provisions of the Code, net income (including any foreign currency gain) the REIT realizes from such property generally will be subject to tax at the maximum federal corporate income tax rate, regardless of whether the REIT distributes such income to its stockholders currently. However, such income will nonetheless qualify for purposes of the 75% and 95% gross income tests even if it would not otherwise be qualifying income for such purposes in the absence of the foreclosure property election.

Interest

“Interest” generally will be non-qualifying income for purposes of the 75% and 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based upon a fixed percentage or percentages of receipts or sales may still qualify under the 75% and 95% gross income tests. We may receive interest payments from our taxable REIT subsidiary. These amounts of interest are qualifying income for purposes of the 95% gross income test but not necessarily the 75% gross income test. We do not anticipate that the amounts of interest derived from our taxable REIT subsidiary would affect our ability to continue to satisfy the 75% gross income test.

Dividends

We may receive dividends from our taxable REIT subsidiary, and we could realize capital gain with respect to our investments in our taxable REIT subsidiary (either due to distributions received from the taxable REIT subsidiary or upon a disposition of part or all of our interest in a taxable REIT subsidiary). Our share of any dividends received from our taxable REIT subsidiary or capital gain recognized with respect thereto should qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that the amounts of dividends from our taxable REIT subsidiary and/or capital gain with respect to our taxable REIT subsidiary will affect our ability to continue to satisfy the 75% gross income test.

Hedging transactions

From time-to-time, we may enter into transactions to hedge against interest rate risks or value fluctuations associated with one or more of our assets or liabilities. These hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase these items, futures and forward contracts and other financial instruments. To the extent that a REIT enters into a transaction in the normal course of its business primarily to manage the risk of interest rate changes, price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by the REIT to acquire or carry real estate assets, any income or gain from the hedging transaction will be excluded from gross income for purposes of the 75% and 95% gross income tests provided that the REIT clearly and timely identifies such hedging transaction in the manner required under the Code and the Treasury Regulations promulgated thereunder (a “qualifying hedging transaction”). Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations will not be treated as qualifying income for purposes of the 75% or 95% gross income test, provided the REIT clearly identifies the transaction as such before the close of the day on which it was acquired, originated, or entered into (or such other time as set forth in Treasury Regulations) (a “qualifying foreign currency transaction”). We currently intend to structure any hedging transactions in a manner that does not jeopardize our REIT status, although this determination depends on an analysis of the facts and circumstances concerning each hedging transaction.

Foreign currency gains

“Real estate foreign exchange gain” is excluded from the calculation of the 75% and 95% gross income tests and other “passive foreign exchange gain” is excluded from the calculation of the 95% gross income test. “Real estate foreign exchange gain” means (i) foreign currency gain attributable (without duplication) to (A) an item of income or gain to which the 75% gross income test applies, (B) the acquisition or ownership of obligations secured by mortgages on real property or on interests in real property, or (C) becoming or being the obligor under obligations secured by mortgages on real property or interests in real property, or (ii) foreign currency gain attributable to a “qualified business unit” or “QBU” of the REIT under Code Section 987, provided the QBU itself satisfies both the 75% gross income test and the 75% asset test described below under “—Asset Tests.” “Passive foreign exchange gain” is (without duplication) real estate foreign exchange gain, foreign currency gain attributable to an item of income or gain to which the 95% gross income test applies, foreign currency gain attributable to the acquisition or ownership of obligations, or foreign currency gain attributable to becoming or being the obligor under obligations.

Temporary investment income

For purposes of the 75% gross income test, temporary investment income generally constitutes qualifying income if such income is earned as a result of investing new capital raised through the issuance of our common stock or certain long-term debt obligations in stock and debt obligations, but only during the one-year period beginning on the date we receive the new capital.

Failure to satisfy the income tests

We expect to have gross income from various sources, including the sources described in the preceding paragraphs, that will not constitute qualifying income for purposes of one or both of the gross income tests. Taking into account our sources of non-qualifying income, however, we expect that our aggregate gross income will satisfy the 75% and 95% gross income tests applicable to REITs for each taxable year commencing with our first taxable year as a REIT.

If we were to fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we were entitled to relief under certain provisions of the Code. These relief provisions generally would be available if our failure to meet such tests were due to reasonable cause and not due to willful neglect, and, following identification of the failure, we filed with the IRS a schedule describing each item of its gross income qualifying under one or more of the gross income tests. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions were inapplicable to a particular set of circumstances involving us we would not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even if these relief provisions were to apply, a tax based on the amount of the relevant REIT’s non-qualifying income would be imposed.

Prohibited Transactions Tax

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership or any other subsidiary partnership and taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon all the facts and circumstances with respect to the particular transaction. However, we will not be treated as a dealer in real property for the purpose of the 100% penalty tax if: (i) we have held the property for at least two years and for the production of rental income (unless such property was acquired through foreclosure or deed in lieu of foreclosure or lease termination); (ii) capitalized expenditures on the property in the two years preceding the year of sale are less than 30% of the net selling price of the property; (iii) we either (a) have seven or fewer sales of property (excluding sales of foreclosure property or in connection with an involuntary conversion (“excluded sales”)) for the year of sale or (b) the aggregate tax basis of property sold (other than excluded sales) during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (c) the fair market value of property sold (other than excluded sales) during the year of sale is less than 10% of the fair market value of all of our assets as of the beginning of the taxable year; and (iv) if the requirement described in clause (iii)(a) of this paragraph is not satisfied, substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale.

We hold data centers for investment with a view to long-term appreciation, we engage in the business of acquiring and owning data centers, and we currently intend to make sales of data centers with our investment objectives. However, some of our sales may not satisfy the “safe harbor” requirements described above and there can be no assurance that the IRS might not contend that one or more of these sales is subject to the 100% penalty tax.

Asset Tests

At the close of each calendar quarter, we must satisfy six tests relating to the nature of our assets.

(1)	At least 75% of the value of our total assets must be represented by “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Code, and government securities. Real estate assets include interests in real property, mortgages secured by real estate assets, shares of other REITs, and stock or debt instruments held for less than one year purchased with the proceeds of an offering of shares or certain long-term debt obligations.

(2)	Not more than 25% of our total assets may be represented by securities, other than those described in (1) above.

(3)	Except for securities described in (1) above and securities of TRSs or QRSs, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

(4)	Except for securities described in (1) above and securities of TRSs or QRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

(5)	Except for securities described in (1) above, securities of TRSs or QRSs, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

(6)	Not more than 25% of the value of our total assets may be represented by the securities of one or more TRSs.

Each of our assets for purposes of these tests includes our allocable share of all assets held by the entities in which we own an interest that are partnerships or disregarded entities for federal income tax purposes, and the subsidiaries of these entities that are partnerships or disregarded entities for federal income tax purposes, and generally do not include the equity interests in these entities. For purposes of the asset tests other than the 10% value test, an allocable share of the assets of an entity that is treated as a partnership for federal income tax purposes is determined in accordance with the capital interests in that entity. For purposes of the 10% value test, an allocable share of the assets of an entity that is treated as a partnership for federal income tax purposes is determined in accordance with our proportionate ownership of the equity interests and the other securities issued by that entity, other than certain securities specified in the Code.

Securities, for purposes of the asset tests, may include debt a REIT holds from other issuers. However, the Code specifically provides that the following types of debt will not be taken into account as securities for purposes of the 10% value test: (1) securities that meet the “straight debt” safe harbor, as discussed in the next paragraph; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than such agreements with related party tenants); (5) securities issued by other REITs; (6) debt issued by partnerships (other than straight debt or other excluded securities) that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of the REIT’s interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement determined by the IRS.

Debt will meet the “straight debt” safe harbor if (1) neither the REIT nor any of its controlled TRSs (i.e., TRSs in which the REIT directly or indirectly owns more than 50% of the vote or value of the outstanding stock) owns any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. Specifically, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield to maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We intend to comply with the asset tests and securities limitations for each relevant calendar quarter. There can be no assurance, however, that the IRS might not contend that the value of any of the securities owned by us on a relevant testing date has resulted in a violation of one or more of the value limitations.

Our operating partnership owns 100% of the interests of Quality Technology Services Holding, LLC. We are considered to own our pro rata share (based on our ownership in the operating partnership) of the interests in Quality Technology Services Holding, LLC equal to our pro-rata ownership of the operating partnership because we own interests in our operating partnership. Quality Technology Services Holding, LLC has elected, together with us, to be treated as our taxable REIT subsidiary. So long as Quality Technology Services Holding, LLC qualifies as a taxable REIT subsidiary, we will not be subject to the 5% asset test, 10% voting securities limitation or 10% value limitation with respect to our ownership interest. We may acquire securities in other taxable REIT subsidiaries in the future. We believe that the aggregate value of our interest in our taxable REIT subsidiary will not exceed 25% of the aggregate value of our gross assets. We intend to limit our ownership of any securities in an issuer that does not qualify as a qualified REIT subsidiary, REIT or a taxable REIT subsidiary so that our ownership of any such securities complies with the 10% voting securities limitation and 10% value limitation. However, we cannot assure you that the IRS will not contend that our assets or our interests in any securities violate the REIT asset requirements.

After initially meeting the asset tests at the close of any quarter, a REIT will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in the relative values of its assets (including a change caused solely by the change in the foreign currency exchange rate used to value a foreign asset). If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by the disposition of sufficient non-qualifying assets within 30 days after the close of that quarter. An example of such an acquisition would be an increase in our interest in our operating partnership as a result of the exercise of OP units or an additional capital contribution of proceeds from an offering of capital stock by us.

Furthermore, the failure to satisfy the asset tests can be remedied even after the 30-day cure period. If the total value of the assets that caused a failure of the 5% test, the 10% voting securities test or the 10% value test does not exceed the lesser of 1% of the REIT’s assets at the end of the relevant quarter and $10,000,000, a REIT can cure such a failure by disposing of sufficient assets to cure such a violation within six months following the last day of the quarter in which the REIT first identifies the failure of the asset test. For a violation of any of the asset tests attributable to the ownership of assets the total value of which exceeds the amount described in the preceding sentence, a REIT can avoid disqualification as a REIT if the violation is due to reasonable cause and the REIT disposes of an amount of assets sufficient to cure such violation within the six-month period described in the preceding sentence, pays a tax equal to the greater of $50,000 or the highest corporate income tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and files a schedule with the IRS that describes the assets that caused us to tax the asset. The applicable Treasury Regulations have yet to be issued. Thus, it is not possible to state with precision under what circumstances we would be entitled to the benefit of these provisions.

We intend to monitor our compliance with the asset tests and take such actions within 30 days after the close of any quarter, to the extent reasonably practicable, as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within such time period, we would cease to qualify as a REIT unless we could avail ourselves of available relief provisions. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax, which tax could be significant in amount.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

•

the sum of: (a) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and the REIT’s net capital gain, and (b) 90% of our after tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

Dividend distributions generally must be paid in the taxable year to which they relate. Dividends may be paid in the following taxable year in two circumstances. First, dividends may be paid in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration. Second, if we declare a dividend in October, November or December of any year with a record date in one of those months and pay the dividend on or before January 31 of the following year, we will be treated as having paid the dividend on December 31 of the year in which the dividend was declared. We currently intend to make timely distributions sufficient to satisfy these annual distribution requirements. In this regard, our operating partnership’s partnership agreement authorizes us, as general partner, to take such steps as may be necessary to cause our operating partnership to distribute to its partners an amount sufficient to permit us to meet these distribution requirements.

In order for distributions to be counted toward satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax paid by us. Stockholders of ours would then increase the adjusted basis of their common stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their shares. To the extent that a REIT has available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that it must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of stockholders, of any distributions that are actually made by the REIT, which are generally taxable to stockholders to the extent that the REIT has current or accumulated earnings and profits.

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed and (b) the amounts of income retained on which we have paid corporate income tax. We intend to make timely distributions so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (1) the actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay taxable dividends in the form of stock or in-kind distributions of property.

In certain circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In we do pay “deficiency dividends,” we may be able to avoid losing our REIT status or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends. We currently do not have any plans, however, to pay a portion of our dividends in stock.

If we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax it would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of the asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

Record-Keeping Requirements

We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify

Specified cure provisions may be available to us in the event we discover a violation of a provision of the Code that would result in our failure to qualify as a REIT. Except with respect to violations of the REIT income tests and asset tests (for which the cure provisions are described above), and provided the violation is due to reasonable cause and not due to willful neglect, these cure provisions generally impose a $50,000 penalty for each violation in lieu of a loss of REIT status. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we are not a REIT would not be deductible by us, nor would they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, all distributions to stockholders that are individuals will generally be taxable at a rate of 20%, and, subject to limitations of the Code, corporate stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.

Tax Aspects of Investments in our Operating Partnership

General

We hold substantially all of our real estate assets through a single operating partnership that holds pass-through subsidiaries. In general, an entity classified as a partnership (or a disregarded entity) for federal income tax purposes is a “pass-through” entity that is not subject to federal income tax. Rather, partners or members are allocated their proportionate shares of the items of income, gain, loss, deduction, and credit of the entity, and are potentially subject to tax on these items, without regard to whether the partners or members receive a distribution from the entity. Thus, we include in our income our proportionate share of these income items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our proportionate share of the assets held by the operating partnership. Consequently, to the extent that we hold an equity interest in our operating partnership, our operating partnership’s assets and operations may affect our ability to qualify as a REIT.

Entity Classification

Our investment in our operating partnership involves special tax considerations, including the possibility of a challenge by the IRS of the tax status of such partnership. If the IRS were to successfully treat our operating partnership as an association or publicly traded partnership taxable as a corporation for federal income tax purposes, our operating partnership would be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of our gross income would change and could preclude us from satisfying the REIT asset tests or the gross income tests as discussed in “Taxation of QTS Realty Trust, Inc.—Taxation of REITs in General—Asset Tests” and “Taxation of QTS Realty Trust, Inc.—Taxation of REITs in General—Income Tests,” and in turn could prevent us from qualifying as a REIT unless we are eligible for relief from the violation pursuant to relief provisions described above. See “Taxation of QTS Realty Trust, Inc.—Failure to Qualify,” above, for a discussion of the effect of our failure to meet these tests for a taxable year, and of the relief provisions. In addition, any change in the status of the operating partnership for tax purposes could be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

A partnership is a “publicly-traded partnership” under Section 7704 of the Code is:

(1)	interests in the partnership are traded on an established securities market; or

(2)	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

We and our operating partnership intend to take the reporting position for federal income tax purposes that our operating partnership is not a publicly-traded partnership. There is a risk, however, that the right of a holder of OP units to redeem the units for shares of common stock could cause OP units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market, or on the substantial equivalent of a secondary market, if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We believe that our operating partnership will qualify for at least one of these safe harbors at all times in the foreseeable future. Our operating partnership cannot provide any assurance that it will continue to qualify for one of the safe harbors mentioned above.

If our operating partnership is a publicly-traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. We believe that our operating partnership will have sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly-traded partnership. The income requirements applicable to us in order to qualify as a REIT under the Code and the definition of qualifying income under the publicly-traded partnership rules are very similar. Although differences exist between these two income test, we do not believe that these differences would cause the operating partnership not to satisfy the 90% gross income test applicable to publicly-traded partnerships.

Tax Allocations with Respect to the Properties

In general, under the Code and the Treasury regulations, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in that partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Such allocations are solely made for federal income tax purposes and do not affect other economic or legal arrangements among the partners.

These general rules may apply to a contribution of property by us to our operating partnership. To the extent that the operating partnership acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. Where a partner contributes cash to a partnership at a time at which the partnership holds appreciated (or depreciated) property, the Treasury regulations provide for a similar allocation of these items to the other (i.e. non-contributing) partners. These rules may also apply to the contribution by us to our operating partnership of the net cash proceeds received in offerings of our stock. As a result, members, including us, could be allocated greater or lesser amounts of depreciation and taxable income in respect of our operating partnership’s properties than would be the case if all of the operating partnership’s assets (including any contributed assets) had a tax basis equal to their fair market values at the time of any contributions to our operating partnership. This could cause us to recognize taxable income in excess of cash flow from our operating partnership, which might adversely affect our ability to comply with the REIT distribution requirements discussed above.

While our operating partnership uses the “remedial method” under Section 704(c) of the Code with respect to the appreciation that existed with respect to the properties contributed to the operating partnership in 2009, or the 2009 Contribution, we use the “traditional method” under Section 704(c) of the Code with respect to all appreciation with respect to those properties (and all other properties) from the time of the 2009 Contribution to the time of this offering. Our operating partnership will use the “traditional method” with respect to the properties contributed in connection with the formation transactions. As a result of the operating partnership’s use of the “traditional method” with respect to appreciation since 2009, our tax depreciation deductions attributable to those properties may be lower, and gain on sale of such property may be higher, than they would have been if our operating partnership had acquired those properties for cash (or were to use the “remedial method” with respect to appreciation in our properties since 2009). If we receive lower tax depreciation deductions from contributed properties, we would recognize increased taxable income, which could increase the annual distributions that we are required to make under the federal income tax rules applicable to REITs or cause a higher portion of our distributions to be treated as taxable dividend income, instead of a tax-free return of capital or a capital gain. See “U.S. Federal Income Tax Considerations—Taxation of Holders of Stock.”

Taxation of Holders of Stock

Taxation of Taxable U.S. Stockholders

As used in the remainder of this discussion, the term “U.S. holder” means a beneficial owner of ours that is for federal income tax purposes:

1.	an individual who is a citizen or resident of the United States;

2.	a corporation (or entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, or any state thereof, or the District of Columbia;

3.	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

4.	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

Generally, if an entity or arrangement treated as a partnership for federal income tax purposes holds our stock, the treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our stock, you should consult with your tax advisor regarding the tax consequences of the ownership and disposition of our stock.

A “non-U.S. holder” is a holder, including any partner in a partnership that holds our stock that is not a U.S. holder.

Distributions Generally

So long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits that are not designated as capital gains dividends or “qualified dividend income” will be taxable to our taxable U.S. holders as ordinary income and will not be eligible for the dividends received deduction in the case of U.S. holders that are corporations. For purposes of determining whether distributions to holders of stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any outstanding shares of preferred stock and then to our outstanding shares of common stock.

To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce the adjusted tax basis that each U.S. holder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. holder’s adjusted tax basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and payable to a holder of record on a specified date in any of these months shall be treated as both paid by us and received by the holder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year.

Capital Gain Dividends; Retained Net Capital Gain

We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. holders as gain from the sale or disposition of a capital asset to the extent that such gain does not exceed our actual net capital gain for the taxable year. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. holder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the holder as capital gain. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income.

Instead of paying capital gain dividends, we may designate all or part of our net capital gain as “undistributed capital gain.” We will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. holder (a) will include in its income as long-term capital gains its proportionate share of such undistributed capital gain; and (b) will be deemed to have paid its proportionate share of the tax paid by us on such undistributed capital gain and receive a credit or a refund to the extent that the tax paid by us exceeds the U.S. holder’s tax liability on the undistributed capital gain. A U.S. holder will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. holder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately. A U.S. holder will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. Our E&P will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1)	a long-term capital gain distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 20%, and to U.S. holders that are corporations at a maximum rate of 35%; or

(2)	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. stockholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Designations made by us will be effective only to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of our net capital gain as undistributed capital gain, a U.S. holder will receive an IRS Form 2439 indicating the total amount of undistributed capital gain, the amount of unrecaptured Section 1250 gain, if any, and the tax paid by us on the undistributed capital gain.

Qualified Dividend Income

We may designate a portion of our distributions paid to U.S. holders as “qualified dividend income.” That portion of a distribution which is properly designated as qualified dividend income is taxable to non-corporate U.S. holders at long-term capital gain rates, provided that the U.S. holder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from regular corporations (including our taxable REIT subsidiary);

•

the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the federal income tax paid by us with respect to such undistributed REIT taxable income; and

•

the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a regular corporation over the federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a regulated investment company), (ii) our taxable REIT subsidiary, or (iii) a “qualified foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (generally excluding a “passive foreign investment company”) will be a qualified foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the shares of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States.

If we designate any portion of a dividend as a capital gain dividend or as qualified dividend income, the amount that will be taxable to the U.S. holder as capital gain or as qualified dividend income will be indicated to U.S. holders on IRS Form 1099-DIV.

Dispositions of Stock

In general, a U.S. holder will realize gain or loss upon the sale, redemption, or other taxable disposition of our stock in an amount equal to the difference between the sum of the fair market value of any property received and the amount of cash received in such disposition, and the U.S. holder’s adjusted tax basis in the stock at the time of the disposition. In general, a U.S. holder’s tax basis will equal the U.S. holder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. holder (discussed above), less tax deemed paid on it, and reduced by returns of capital. In general, capital gains recognized by U.S. holders taxed at individual rates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 20% if the stock is held for more than 12 months, and will be taxed at ordinary income rates of up to 39.6% if the stock is held for 12 months or less. Gains recognized by U.S. holders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. Capital losses recognized by a U.S. holder upon the disposition of stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. holder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of stock by a U.S. holder who has held the stock for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that are required to be treated by the U.S. holder as long-term capital gain.

If a U.S. holder recognizes a loss upon a subsequent sale or other disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss generating transaction to the IRS. While these regulations are directed towards “tax shelters,” they are written broadly and apply to transactions that would not typically be considered tax shelters. In addition significant penalties are imposed by the Code for failure to comply with these requirements. You should consult your tax advisor concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in the transactions involving us (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. holder of our stock will not be treated as passive activity income. As a result, U.S. holders will not be able to apply any “passive losses” against income or gain relating to our stock. Distributions made by us, to the extent they do not constitute return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

Medicare Tax

The Health Care and Reconciliation Act of 2010 requires that, in certain circumstances, certain U.S. holders that are individuals, estates, and trusts pay a 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of stock to the extent the U.S. holder’s adjusted gross income exceeds certain thresholds. Prospective investors should consult their own tax advisors regarding this potential impact of this tax on their individual circumstances.

Taxation of Non-U.S. Stockholders

The following is a summary of certain federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders of our stock. The discussion is based on current law and is for general information only. It addresses only selected, and not all, aspects of federal income and estate taxation.

Distributions Generally

As described in the discussion below, distributions paid by us with respect to our common stock will be treated for federal income tax purposes as:

•	ordinary dividends;

•	return of capital distributions; or

•	long-term capital gain.

This discussion assumes that our common stock will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. If our common stock is not regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary Income Dividends

Subject to the discussion below, distributions by us to a non-U.S. stockholder generally will be treated as ordinary dividends to the extent that they are made out of our current or accumulated earnings and profits and:

•	are not attributable to our net capital gain, or

•

the distribution is attributable to our net capital gain from the sale of “U.S. real property interests,” or USRPIs, and the non-U.S. stockholder owns 5% or less of the value of our common stock at all times during the one-year period ending on the date of distribution.

We generally expect to withhold U.S. income tax at the rate of 30% on any distribution (including distributions that may later be determined to have been made in excess of current and accumulated E&P) made to a non-U.S. holder unless:

•	a lower treaty rate applies and the non-U.S. holder files an Internal Revenue Service Form W-8BEN with us evidencing eligibility for that reduced rate is filed with us;

•	the non-U.S. holder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. holder’s trade or business; or

•	the non-U.S. holder is a foreign sovereign or controlled entity of a foreign sovereign and also provides an IRS Form W-8EXP claiming an exemption from withholding under section 892 of the Code.

Distributions in excess of our current or accumulated earnings and profits that do not exceed the adjusted basis of the non-U.S. holder in its stock will reduce the non-U.S. holder’s adjusted basis in its stock and will not be subject to federal income tax. Distributions in excess of current and accumulated earnings and profits that do exceed the adjusted basis of the non-U.S. holder in its stock will be treated as gain from the sale of its stock, the tax treatment of which is described below. See “—Dispositions of Stock.”

We may be required to withhold at least 10% of any distribution in excess of our current and accumulated earnings and profits, even if a lower treaty rate applies or the non-U.S. holder is not liable for tax on the receipt of that distribution. However, a non-U.S. holder may seek a refund of these amounts from the Internal Revenue Service if the non-U.S. holder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Capital Gain Dividends

A distribution paid by us to a non-U.S. holder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated E&P and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•

the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. holder owns more than 5% of the value of our common stock at any point during the one year period ending on the date of distribution.

Distributions to non-U.S. holders that are designated by us at the time of distribution as capital gain dividends generally should not be subject to federal income taxation, unless:

•

the investment in our stock is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder will be subject to tax on a net basis in a manner similar to the taxation of U.S. holders with respect to such gain, except that a holder that is a foreign corporation may also be subject to the additional 30% branch profits tax; or

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a “tax home” in the United States or with respect to whom certain other conditions exist, in which case such nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. holder that owns more than 5% of the value of our common stock at any time during the taxable year during the one year period ending on the date on which the distribution is paid will be subject to tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend. Such distributions may be subject to a 30% branch profits tax.

With respect to a non-U.S. holder receiving a distribution that is treated as a capital gain dividend or could be treated as a capital gain dividend, we will withhold and remit to the IRS 35% of any distribution to that non-U.S. holders that is either designated as a capital gain dividend, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gain to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder’s federal income tax liability or refundable when the non-U.S. holder properly and timely files a tax return with the IRS.

It is not entirely clear whether distributions that are (i) otherwise treated as capital gain dividends, (ii) not attributable to the disposition of a U.S. real property interest, and (iii) paid to non-U.S. holders who own less than 5% of the value of the class of our stock in respect of which the distributions are made at all times during the relevant taxable year, will be treated as (a) long-term capital gain to such non-U.S. holders or as (b) ordinary dividends taxable in the manner described above. If we were to pay a capital gain dividend described in the prior sentence, non-U.S. holders should consult their tax advisers regarding the taxation of such distribution in their particular circumstances.

Retention of Net Capital Gains

Although the law is not clear on the matter, it appears that amounts designated by us as retained capital gains in respect of the stock held by U.S. holders generally should be treated with respect to non-U.S. holders in the same manner as actual distributions by us of capital gain dividends. Under that approach, a non-U.S. holder would be able to offset as a credit against its United States federal income tax liability resulting therefrom, an amount equal to its proportionate share of the tax paid by us on such undistributed capital gains, and to receive from the IRS a refund to the extent its proportionate share of such tax paid by us were to exceed its actual United States federal income tax liability, and the non-U.S holder timely files an appropriate claim for refunds.

Dispositions of Stock

Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Generally, with respect to any particular stockholder, our common stock will constitute a USRPI only if each of the following three statements is true:

•

50% or more of all of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor;

•

We are not a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we will be a domestically controlled qualified investment entity and, therefore, that the sale of our stock by a non-U.S. holder would not be subject to taxation under FIRPTA. Because our stock will be publicly traded, however, we cannot guarantee that we will continue to be a domestically controlled qualified investment entity.

•

Either (1) our common stock is not “regularly traded,” as defined by applicable Treasury regulations, on an “established securities market” in the U.S., or (2) our common stock is “regularly traded” on an “established securities market” in the U.S. and the selling non-U.S. holder has held over 5% of the value of our outstanding common stock at any time during the shorter of the period during which the non-U.S. holder held the stock or the five-year period ending on the date of the sale or exchange. We expect that our common stock will be “regularly traded” on an established securities market.

Specific wash sales rules applicable to sales of REIT stock could result in gain recognition, taxable under FIRPTA, upon the sale of our common stock even if we are a domestically controlled qualified investment entity. These rules would apply if a non-U.S. holder (1) disposes of our common stock within a 30–day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. holder as gain from the sale or exchange of a USRPI, (2) acquires, or enters into a contract or option to acquire, our common stock during the 61–day period that begins 30 days prior to such ex-dividend date, and (3) if our common stock is “regularly traded” on an “established securities market” in the U.S., such non-U.S. holder has owned more than 5% of our outstanding common stock at any time during the 1-year period ending on the date of such distribution.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder if: (1) the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, in which case the non-U.S. holder will be subject to the same treatment as a U.S. holder with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock (subject to the 5% exception applicable to “regularly traded” shares described above), a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, substantially identical stock within 30 days after such ex-dividend date.

Taxation of U.S. Tax-Exempt Stockholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Provided that (1) a tax-exempt holder has not held our stock as “debt financed property” within the meaning of the Code (i.e. where the acquisition or holding of the property is financed through a borrowing by the tax-exempt holder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions from us and income from the sale of our stock should not give rise to UBTI to a tax-exempt holder.

Tax-exempt holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock, or our becoming a pension-held REIT.

U.S. tax-exempt holders are urged to consult their tax advisors regarding the federal, state, local and foreign tax consequences of owning our stock.

Information Reporting and Backup Withholding Tax Applicable to Stockholders

U.S. Stockholders

In general, information-reporting requirements will apply to payments of distributions on our stock and payments of the proceeds of the sale of our stock to some U.S. holders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments at the rate of 28% if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some holders of our stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Withholding on Payments in Respect of Certain Foreign Accounts

As described below, certain future payments made to “foreign financial institutions” and “non-financial foreign entities” may be subject to withholding at a rate of 30%. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this withholding provision on their ownership and disposition of our common stock. See “—Non-U.S. Stockholders—Withholding on Payments to Certain Foreign Entities” below.

Non-U.S. Stockholders

Generally, information reporting will apply to payments of distributions on our stock, and backup withholding described above for a U.S. holder will apply, unless the payee certifies that it is not a United States person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our stock to or through the United States office of a United States or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. holders, or the withholding tax for non-U.S. holders, as applicable, unless the non-U.S. holder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. holder of our stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a United States person, a controlled foreign corporation for United States tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a United States trade or business, a foreign partnership 50% or more of whose interests are held by partners who are United States persons, or a foreign partnership that is engaged in the conduct of a trade information reporting generally will apply as though the payment was made through a United States office of a United States or foreign broker unless the broker has documentary evidence as to the non-U.S. holder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of payees when the payee cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. holder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate or withholding or no withholding under an applicable income tax treaty. Because the application of the Treasury regulations varies depending on the holder’s particular circumstances, you are urged to consult your tax advisor regarding the information reporting requirements applicable to you.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult with their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Withholding on Payments to Certain Foreign Entities

The Foreign Account Tax Compliance provisions of the Hire Act or “FATCA,” which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied.

The Treasury Department and the IRS have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. Under delayed effective dates provided for in the regulations, the required withholding would not begin until January 1, 2014 with respect to dividends on our shares, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our shares.

If withholding is required under FATCA on a payment related to our shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and the holders of our stock may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. We own data centers located in a number of jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. The state, local or foreign tax treatment of us and holders of our stock may not conform to the federal income tax treatment discussed above. We will pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign property may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes incurred by us do not pass through to stockholders as a credit against their federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

UNDERWRITING

We, our operating partnership, the Selling Stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Jefferies LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Jefferies LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional                  shares from us and the the Selling Stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the Selling Stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares from us and the the Selling Stockholder.

Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholder
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers and directors and the Selling Stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock (including OP units) during the period from the date of this prospectus continuing through the date days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The     -day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the     -day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the     -day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the     -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for shares of our Class A common stock. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to have our Class A common stock listed on the NYSE under the symbol “QTS.”

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the market price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter or underwriters nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of shares to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that relevant member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if we were not an authorized person, apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We and the Selling Stockholder estimate that the total expenses of this offering payable by us and them, excluding underwriting discounts and commissions, will be approximately $        . We will pay the reasonable legal fees and disbursements incident to securing any required review by the Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of the sale of the shares up to $         (excluding filing fees).

We and the Selling Stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. Affiliates of each of the underwriters of this offering are lenders under our unsecured credit facility. Since we intend to use a portion of the net proceeds received by us from this offering to repay amounts outstanding under our unsecured credit facility, these lenders will receive their proportionate shares of any amount of our unsecured credit facility that is repaid with the net proceeds received by us from this offering. The repayments of amounts outstanding under our unsecured revolving credit facility will not affect the commitments of those affiliates of our underwriters to fund future amounts thereunder in accordance with the terms of the facility.

The aggregate amount received by affiliates of each of the underwriters of this offering from the repayment of those borrowings may exceed 5% of the proceeds of this offering (not including the underwriting discount). Nonetheless, in accordance with Rule 5121 of FINRA the appointment of a qualified independent underwriter is not necessary in connection with this offering because REITs are excluded from that requirement.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

LEGAL MATTERS

Certain legal matters in connection with this offering, including the validity of the common stock offered hereby and our certain tax matters, will be passed upon for us by Hogan Lovells US LLP, and certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin LLP.

EXPERTS

The consolidated financial statements of QualityTech, LP at December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, and the related financial statement schedule, appearing in this prospectus and registration statement of QTS Realty Trust, Inc. have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheet of QTS Realty Trust, Inc. at July 2, 2013 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The statement of revenues and certain operating expenses of the Sacramento Property for the year ended December 31, 2011, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. Ernst & Young LLP’s report refers to the fact that the statement of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of revenue and expenses.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.qualitytech.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the common stock we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our Company and the common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

QTS Realty Trust, Inc.

Pro Forma Condensed Consolidated Financial Statements

(unaudited)

The accompanying pro forma condensed consolidated financial statements include the data center assets and operations of QualityTech, LP and, unless the context otherwise requires, its consolidated subsidiaries which comprise the data center business (the “Predecessor”). The unaudited pro forma condensed consolidated financial statements as of March 31, 2013, and for the three months ended March 31, 2013 and for the year ended December 31, 2012, are derived from QTS Realty Trust, Inc. (the “Company”), the Predecessor’s consolidated financial statements and Sacramento Property financial statements, and are presented as if this offering, the formation transactions, the Sacramento Property acquisition and certain debt and equity financing transactions referred to herein had all occurred on March 31, 2013 for the pro forma condensed consolidated balance sheet and as of January 1, 2012 for the pro forma condensed consolidated statement of operations.

The Company was formed on May 17, 2013 and has had no corporate or business activity since its formation other than incurrence of costs to support this offering and the issuance of 1,000 shares of common stock at par value of $0.01. Upon completion of this offering and the formation transactions, the Company estimates that it will own directly or indirectly a     % interest in the operating partnership, will own QualityTech GP, LLC, the sole general partner of the operating partnership, and will have control over major decisions related to the sale or refinancing of the existing properties, acquisition of additional properties and day-to-day operations of the operating partnership and its subsidiaries.

The pro forma condensed consolidated financial statements are for informational purposes only and should be read in conjunction with the historical financial statements of the Predecessor, including the notes thereto, included elsewhere in this prospectus. The adjustments to the pro forma condensed consolidated financial statements are based on available information and assumptions that we consider reasonable. The pro forma condensed consolidated financial statements do not purport to represent our financial position or results of operations that would have actually occurred assuming this offering, the formation transactions, the Sacramento Property acquisition, and certain debt and equity financing transactions referred to herein had all occurred on March 31, 2013, in the case of the pro forma condensed consolidated balance sheet, or on January 1, 2012, as it relates to the pro forma condensed consolidated statement of operations, nor does the information purport to project our financial position or results of operations as of any future date or for any future periods.

QTS Realty Trust, Inc.

Pro Forma Condensed Consolidated Balance Sheet As of March 31, 2013

(unaudited)

(dollars in thousands)

	Predecessor Historical (a)	Financing Transactions (b)	Formation Transactions		Total Before This Offering	Receipt and Use of Proceeds from This Offering (e)	Company Pro Forma
ASSETS
Real estate assets
Land	$25,306	$—	$—		$25,306	$—	$25,306
Buildings and improvements	651,298	—	—		651,298	—	651,298
Less: Accumulated depreciation	(110,970)	—	—		(110,970)	—	(110,970)

	565,634	—	—		565,634	—	565,634

Construction in progress	114,506	—	—		114,506	—	114,506

Real estate assets, net	680,140	—	—		680,140	—	680,140

Cash and cash equivalents	1,430	—	—		1,430	39,043	40,473
Restricted cash	2,174	—	—		2,174	—	2,174
Rents and other receivables, net	12,831	—	—		12,831	—	12,831
Acquired intangibles, net	8,514	—	—		8,514	—	8,514
Deferred costs, net	16,185	2,458	—		18,643	—	18,643
Prepaid expenses	2,508	—	—		2,508	—	2,508
Other assets, net	7,774	—	—		7,774	(200)	7,574

TOTAL ASSETS	$731,556	$2,458	$—		$734,014	$38,843	$772,857

LIABILITIES AND STOCKHOLDERS’ EQUITY
Mortgage notes payable	$180,780	$(80,109)	$—		$100,671	$(10,250)	$90,421
Secured credit facility	350,000	(350,000)	—		—	—	—
Unsecured credit facility	—	451,457	—		451,457	(226,457)	225,000
Capital lease obligations	2,328	—	—		2,328	—	2,328
Accounts payable and accrued liabilities	40,608	—	—		40,608	—	40,608
Advance rents, security deposits and other liabilities	3,099	—	—		3,099	—	3,099
Deferred income	6,429	—	—		6,429	—	6,429
Derivative liability	695	—	—		695	—	695
Member advances and notes payable	27,565	(27,565)	—		—		—

TOTAL LIABILITIES	611,504	(6,217)	—		605,287	(236,707)	368,580

STOCKHOLDERS’ EQUITY

Predecessor’s capital	120,052	8,675	(128,727	) (c)	—	—	—
Common stock	—	—	—	(c)	—	—	—
Paid in capital	—	—	128,727	(c)	128,727	275,550	404,277
	—	—	—	(d)	—	—	—

Total QTS Realty Trust, Inc. stockholders’ equity	120,052	8,675
Noncontrolling trust interest	—	—		(d)		—

Total equity	120,052	8,675	—		128,727	275,550	404,277

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$731,556	$2,458	$—		$734,014	$38,843	$772,857

The accompanying notes are an integral part of the financial statements

QTS Realty Trust, Inc.

Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2013

(unaudited)

(dollars in thousands, except per share amounts)

	Predecessor Historical (AA)	Financing Transactions (BB)	Formation Transaction (DD)	Total Before This Offering	This Offering (EE)	Company Pro Forma
Revenues:
Rental	$33,806	$—	$—	$33,806	$—	$33,806
Recoveries from tenants	2,866	—	—	2,866	—	2,866
Cloud and managed services	4,110	—	—	4,110	—	4,110
Other	716	—	—	716	—	716

Total revenues	41,498	—	—	41,498	—	41,498

Operating expenses:
Property operating costs	14,408	—	—	14,408	—	14,408
Real estate taxes and insurance	1,113	—	—	1,113	—	1,113
Depreciation and amortization	10,815	—	—	10,815	—	10,815
General and administrative	9,594	—	—	9,594	—	9,594

Total operating expenses	35,930	—	—	35,930	—	35,930

Operating income	5,568	—	—	5,568	—	5,568

Other income and expense:
Interest income	6	—	—	6	—	6
Interest expense	(6,550)	3,280	—	(3,270)	1,434	(1,836)
Other (expense) income, net	(1,098)	—	—	(1,098)	—	(1,098)

Net income (loss)	$(2,074)	$3,280	$—	$1,206	$1,434	$2,640

Net loss attributable to redeemable
Noncontrolling interest	—	—	—	—	—	—

Net income (loss) attributable to QTS Realty Trust, Inc.	$(2,074)	$3,280	$—	$1,206	$—	$—

Basic income per share
Diluted income per share

Weighted average shares outstanding - basic
Dilutive units

Weighted average shares outstanding - dilutive

The accompanying notes are an integral part of the financial statements

QTS Realty Trust, Inc.

Pro Forma Condensed Consolidated Statement of Operations For the Year Ended December 31, 2012

(unaudited)

(dollars in thousands, except per share amounts)

	Predecessor Historical (AA)	Financing Transactions (BB)	Acquisition of Sacramento Property (CC)	Formation Transaction (DD)	Total Before This Offering	This Offering (EE)		Company Pro Forma
Revenues:
Rental	$120,758	$—	$10,377	$—	$131,135		$—		$131,135
Recoveries from customers	9,294	—	1,319	—	10,613		—		10,613
Cloud and managed services	14,497	—	—	—	14,497		—		14,497
Other	1,210	—	175	—	1,385		—		1,385

Total revenues	145,759	—	11,871	—	157,630		—		157,630

Operating expenses:
Property operating costs	51,506	—	5,487	—	56,993		—		56,993
Real estate taxes and insurance	3,632	—	672	—	4,304		—		4,304
Depreciation and amortization	34,932	—	4,506	—	39,438		—		39,438
General and administrative	35,986	—	624	—	36,610		—		36,610
Transaction costs	897	—	—	—	897		—		897
Restructuring charge	3,291	—	—	—	3,291		—		3,291

Total operating expenses	130,244	—	11,289	—	141,533		—		141,533

Operating income	15,515	—	582	—	16,097		—		16,097

Other income and expense:
Interest income	61	—	8	—	69		—		69
Interest expense	(25,140)	13,713	(824)	—	(12,251)		3,724		(8,527)
Other (expense) income, net	(1,151)	—	(2)	—	(1,153)		—		(1,153)

Income (loss) before gain on sale of real estate	(10,715)	13,713	(236)	—	2,762		3,724		6,486
Gain on sale of real estate	948	—	—	—	948		—		948

Net income (loss)	(9,767)	13,713	(236)	—	3,710		3,724		7,434
Net income attributable to redeemable
Noncontrolling interest	—	—	—	—	—

Net income (loss) attributable to QTS Realty Trust, Inc.	$(9,767)	$13,713	$(236)	$—	$3,710	$		$

Basic loss per share
Diluted loss per share

Weighted average shares outstanding - basic
Dilutive units

Weighted average shares outstanding - dilutive

The accompanying notes are an integral part of the financial statements

Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)

1. Adjustments to the Pro Forma Consolidated Balance Sheet as of March 31, 2013

The adjustments to the pro forma condensed consolidated balance sheet are reflected on a net cash basis and as of March 31, 2013 are as follows:

(a) Reflects the historical unaudited consolidated balance sheet of the Predecessor, QualityTech, LP, as of March 31, 2013.

(b) This adjustment reflects the actual repayment of a secured credit facility (the “Secured Credit Facility”), and a portion of a loan made by a member of the Predecessor (the “Member Advances”), the actual conversion of $10.0 million of the Member Advances to Class D units and the probable repayment of certain other indebtedness prior to this offering with proceeds from a new unsecured credit facility (as defined below).

On May 1, 2013, the Company repaid the Secured Credit Facility and a portion of the Member Advances with proceeds of a new unsecured credit facility (the “Unsecured Credit Facility”). This Unsecured Credit Facility includes a term loan of $225 million, which has a term of five years, and a revolving credit facility of $350 million, which has a term of four years, for an aggregate borrowing capacity of $575 million. The Company used $441 million in net proceeds to pay the outstanding balances under the Secured Credit Facility (which was $360 million as of May 1, 2013 and included additional borrowings of approximately $10 million of capital spending in April 2013), loans secured by the Miami and Santa Clara data centers, and the Company repaid $5 million of the Member Advances.

On May 1, 2013, the lender under the Member Advances exercised an option to purchase Class D units in exchange for the cancellation of $10 million of the outstanding balance under the Member Advances.

Subsequent to the May 1, 2013 transactions and prior to this offering, the Company believes that it is probable that it will pay off the balance of the Member Advances, a loan secured by the Lenexa facility and a loan secured by land underlying the Suwanee facility using additional funds from the Unsecured Credit Facility which will increase the outstanding balances under the Unsecured Credit Facility by the corresponding $16.9 million.

A reconciliation of the existing debt obligations at March 31, 2013 adjusted to reflect the items summarized above is outlined in the table below:

(dollars in thousands)	Balance as of March 31, 2013	Adjustment for Financing Transaction	As adjusted March 31, 2013

Mortgage notes payables:

Atlanta Metro equipment loan	$20,421	$—	$20,421

Miami loan	25,819	(25,819)	—

Suwanee land loan	1,600	(1,600)	—

Lenexa loan	2,690	(2,690)	—

Santa Clara bridge loan	50,000	(50,000)	—

Richmond credit facility	70,000	—	70,000

Dallas note	10,250	—	10,250

Total mortgage notes payables	180,780	(80,109)	100,671

Credit facilities:

Secured credit facility	350,000	(350,000)	—

Unsecured term loan	—	225,000	225,000

Unsecured revolving credit facility	—	226,457	226,457

Total credit facilities	350,000	101,457	451,457

Member advances	27,565	(27,565)	—

Total debt obligations	$558,345	$(6,217)	$552,128

The increase in Predecessor’s capital of $8.7 million reflects the conversion of $10.0 million of the Member Advances, less the write off of certain unamortized deferred finance costs aggregating to $1.3 million in connection with the repayment of certain debt.

Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)—(Continued)

(c) Reflects the balance sheet of QTS Realty Trust, Inc. on                     . QTS Realty Trust, Inc. was organized in the state of Maryland on May 17, 2013. As a result of the proposed merger of General Atlantic REIT, Inc. (“GA REIT”) into QTS Realty Trust, Inc., approximately $         million of predecessors’ capital will be converted to common shares and paid in capital.

(d) As a result of QTS Realty Trust, Inc.’s consolidation of a less than wholly owned subsidiary, approximately $     million of the equity of the Predecessor is reported in the pro forma balance sheet as a noncontrolling interest. Noncontrolling interest is approximately     % of the total of the stockholder’s equity of QTS Realty Trust, Inc. Commencing on the first anniversary of the completion of this offering, at the election of the owners of the noncontrolling interest, the operating partnership units will be redeemable for cash or, at the election of QTS Realty Trust, Inc., common stock of QTS Realty Trust, Inc. on a one-for-one basis.

(e) Reflects the sale of Class A common stock in this offering:

(dollars in thousands)
Proceeds from this offering	$300,000
Less: Costs of this offering:	24,250

Net cash proceeds	$275,750

Use of proceeds:
Repayment of unsecured credit facility	$226,457
Repayment of Dallas note	10,250
Excess cash	39,043

$275,750

The Company expects to use $236.7 million of the proceeds to fully repay the Dallas note and to pay down its indebtedness under the revolving portion of the Unsecured Credit Facility. The balance of proceeds will be retained as cash for use in redevelopment activities and general corporate purposes.

As of March 31, 2013, QTS Realty Trust, Inc. had not been formed and therefore it had not commenced operations, nor had it entered into any contracts to acquire properties.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations

Adjustments to the pro forma condensed consolidated statement of operations for the three months ended March 31, 2013 and the year ended December 31, 2012, are as follows:

(AA) Reflects the Predecessor’s historical condensed consolidated statements of operations for the three months ended March 31, 2013 (unaudited) and the year ended December 31, 2012.

(BB) Reflects pro forma adjustments to interest expense as if equity capital of approximately $60 million reduced outstanding debt at January 1, 2012, and borrowings at that date included an Unsecured Credit Facility with outstanding term loan indebtedness of $225 million and outstanding credit facility indebtedness of $80 million, the Atlanta Metro equipment loan of approximately $20 million and the Richmond credit facility of $70 million. Interest expense on the revolving credit facility and term loan under the Unsecured Credit Facility and related $3.5 million outstanding letters of credit, has been calculated by applying an interest rate reduction of 1.65%, reflecting the change in the interest rate spread to LIBOR from the Secured Credit Facility to the Unsecured Credit Facility

Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)—(Continued)

of 2.55%. Amortization of deferred financing costs has been calculated using a five year term on the term loan facility and a four year term on the revolving credit facility. Capitalized interest has been adjusted to the weighted average interest rate considering the rate of the Unsecured Credit Facility for all periods presented. The adjustments to interest expense set forth in the pro forma statements are based upon estimates and assumptions that we believe to be reasonable at this time and are subject to change in the future. The effect of an increase or decrease in interest rates of 1/8% on pro forma interest expense is $0.5 million and $0.1 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively.

(CC) Reflects the historical financial statements of the operations of Herakles, LLC and Sandy Beaches I LP (collectively referred to as “Sacramento Property”) for the period from January 1, 2012 through the date of acquisition and interest expense related to indebtedness of $33.3 million used to fund the acquisition. The acquisition was also funded with $30 million of equity. The assets and operations of the Sacramento Property were acquired on December 21, 2012, and this transaction was accounted for as a business combination.

(DD) Reflects the noncontrolling interest in the earnings of the Operating Partnership:

(dollars in thousands)	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Pro forma net income before noncontrolling interest	$2,640	$7,434
Noncontrolling interest percentage
Noncontrolling interest in net income

(EE) Reflects the pro forma adjustments to interest expense as if $80 million of proceeds from the initial public offering were used to repay indebtedness that was outstanding as of January 1, 2012. The balance of equity proceeds were reflected as cash for the purposes of this calculation, with that cash utilized to finance 2012 capital needs. Interest expense on the revolving credit facility and term loan under the Unsecured Credit Facility and related $3.5 million outstanding letters of credit has been calculated by applying an interest rate reduction of 1.65%, reflecting the change in the interest rate spread to LIBOR from the Secured Credit Facility to the Unsecured Credit Facility of 2.55%. Amortization of deferred financing costs has been calculated using a five year term on the term loan facility and a four year term on the revolving credit facility. Capitalized interest has been adjusted to the weighted average interest rate considering the rate of the Unsecured Credit Facility for all periods presented. The adjustments to interest expense are based upon estimates and assumptions that we believe to be reasonable at this time and are subject to change in the future. The effect of an increase or decrease in interest rates of 1/8% on pro forma interest expense is $0.4 million and $0.1 million for the year ended December 31, 2012 and three months ended March 31, 2013, respectively.

The pro forma financial statements may not be indicative of QTS Realty Trust, Inc.’s future results of operations as additional general and administrative costs will be necessary to operate as a standalone public company. Management estimates these costs will approximate between $         million and $         million on an annual basis exclusive of equity-based compensation costs. These costs will consist of compensation to hire personnel, board of directors fees, directors and officer’s insurance, professional fees and other general and administrative costs. These costs have been excluded from the pro forma condensed consolidated statement of operations as they represent forward-looking estimates.

Notes to Pro Forma Condensed Consolidated Financial Statements (unaudited)—(Continued)

Pro forma net loss per share is calculated as follows:

(dollars in thousands, except per share amounts)	Three Months Ended March 31, 2013		Year Ended December 31, 2012
Pro forma net income		$2,640		$7,434
Pro forma net income before noncontrolling interest

Pro forma weighted average shares outstanding - basic
Pro forma weighted average shares outstanding - basic and diluted

Pro forma net income per share - basic	$		$
Pro forma net income per share - diluted	$		$

Weighted average shares outstanding at the date of our initial public offering on a pro forma basis consist of the following:

Shares issued to new investors
Shares issued as a result of the Formation Transaction

Total basic weighted average shares
Shares issued to directors, executives and employees in QualityTech, LP

Total diluted weighted average shares

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of QTS Realty Trust, Inc.

We have audited the accompanying balance sheet of QTS Realty Trust, Inc. (the Company) as of July 2, 2013, and the related notes to the financial statement. The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of QTS Realty Trust, Inc. at July 2, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst and Young, LLP Kansas City, MO July 9, 2013

QTS Realty Trust, Inc.

Balance Sheet

As of July 2, 2013

(dollars in thousands)

ASSETS
Cash and cash equivalents	$1
Deferred offering costs	935

TOTAL ASSETS	$936

LIABILITIES AND STOCKHOLDER’S EQUITY
Due to affiliates	$935

TOTAL LIABILITIES	935

STOCKHOLDER’S EQUITY
Common stock, $0.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	1

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$936

See accompanying notes to financial statement.

NOTES TO FINANCIAL STATEMENT

1.	Organization and Description of Business

QTS Realty Trust, Inc. (the “Company”) was formed as a Maryland corporation on May 17, 2013. The Company has filed a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the “Offering”) of shares of its common stock, par value $.01 per share. The Company intends to contribute proceeds from the Offering to QualityTech, LP (the “Operating Partnership”), which was formed as a Delaware limited partnership on August 5, 2009, in exchange for partnership interests. The Company intends to elect and qualify to be taxed as a real estate investment trust (“REIT”), for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2013.

The Company has no assets other than cash and deferred offering costs, and has not had any operations other than the issuance of 1,000 shares of common stock to Chad L. Williams in connection with our initial capitalization. As of July 2, 2013, the shares of common stock of the Company were issued to Chad L. Williams in consideration for $1,000, which was paid on July 2, 2013.

Prior to or concurrently with the completion of the Offering, the Company will consummate a series of transactions pursuant to which it will become the sole general partner and majority owner of the Operating Partnership. We refer to these transactions, which are described below, as our “formation transactions.” Following the completion of the Offering and the formation transactions, the Company will be the sole general partner and majority owner of the Operating Partnership. Substantially all of the Company’s assets will be held by, and the Company’s operations will be conducted through, the Operating Partnership. The Company will contribute the net proceeds received by it from the Offering to the Operating Partnership in exchange for partnership units therein. The Company’s interest in the Operating Partnership will generally entitle the Company to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to the Company’s percentage ownership. As the sole general partner of the Operating Partnership, the Company will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners. The Company’s board of directors will manage its business and affairs.

2.	Basis of Presentation and Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results may differ from these estimates and assumptions.

Cash and Cash Equivalents – The Company considers all demand deposits and money market accounts purchased with a maturity date of three months or less at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is concentration of credit risk related to amounts on deposit in excess of FDIC coverage. The Company mitigates this risk by depositing a majority of its funds with several major financial institutions. The Company also has not experienced any losses and, therefore, does not believe that the risk is significant.

3.	Income Taxes

The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2013.

As a REIT, the Company will be permitted to deduct dividends paid to its stockholders, eliminating the federal taxation of income represented by such dividends at the Company level. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates.

Operating as a REIT, QTS Realty Trust, Inc. will be required to distribute at least 90% of its REIT taxable income to its stockholders on an annualized basis. Any taxable income prior to the completion of the offering will be the responsibility of the Operating Partnership.

4.	Deferred Offering Costs

In connection with the offering, QTS Realty Trust, Inc. has incurred certain legal, accounting and related costs which are reflected as deferred offering costs.

QualityTech, LP

Interim Consolidated Financial Statements

BALANCE SHEETS

As of March 31, 2013 (unaudited) and December 31, 2012 (in thousands)

	March 31, 2013 (unaudited)	December 31, 2012
ASSETS
Real estate assets
Land	$25,306	$24,713
Buildings and improvements	651,298	622,506
Less: Accumulated depreciation	(110,970)	(102,900)

	565,634	544,319

Construction in progress	114,506	87,609

Real estate assets, net	680,140	631,928

Cash and cash equivalents	1,430	8,232
Restricted cash	2,174	146
Rents and other receivables, net	12,831	11,943
Acquired intangibles, net	8,514	9,145
Deferred costs, net	16,185	15,062
Prepaid expenses	2,508	1,011
Other assets, net	7,774	7,976

TOTAL ASSETS	$731,556	$685,443

LIABILITIES
Mortgage notes payable	$180,780	$171,291
Secured credit facility	350,000	316,500
Capital lease obligations	2,328	2,491
Accounts payable and accrued liabilities	40,608	36,001
Advance rents, security deposits and other liabilities	3,099	3,011
Deferred income	6,429	6,745
Derivative liability	695	767
Member advances and notes payable	27,565	26,958

TOTAL LIABILITIES	611,504	563,764

PARTNERS’ CAPITAL

Partners’ capital	120,052	121,679

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$731,556	$685,443

See accompanying notes to financial statements.

QualityTech, LP

Interim Consolidated Financial Statements

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

For the three months ended March 31, 2013 and 2012 (in thousands)

	Three Months Ended March 31, (unaudited)
	2013	2012
Revenues:
Rental	$33,806	$28,791
Recoveries from customers	2,866	2,206
Cloud and managed services	4,110	3,424
Other	716	222

Total revenues	41,498	34,643

Operating expenses:

Property operating costs	14,408	13,115
Real estate taxes and insurance	1,113	763
Depreciation and amortization	10,815	7,751
General and administrative	9,594	8,358
Restructuring charge	—	3,291

Total operating expenses	35,930	33,278

Operating income	5,568	1,365

Other income and expenses:
Interest income	6	35
Interest expense	(6,550)	(6,102)
Other expenses	(1,098)	(1,434)

Net loss	(2,074)	(6,136)
Unrealized gain on swap	72	80

Comprehensive loss	$(2,002)	$(6,056)

See accompanying notes to financial statements.

QualityTech, LP

Interim Consolidated Financial Statements

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL (unaudited)

	Partnership Units (in thousands)		Capital Accounts ($ in thousands)
	LP Units	GP Units	LP Units	GP Units	Total

Balance, December 31, 2012	21,974	1	$121,679	$—	$121,679

Equity-based compensation expense	—	—	375	—	375

Net loss	—	—	(2,074)	—	(2,074)

Other comprehensive income	—	—	72	—	72

Balance, March 31, 2013	21,974	1	$120,052	$—	$120,052

See accompanying notes to financial statements.

QualityTech, LP

Interim Consolidated Financial Statements

STATEMENTS OF CASH FLOWS (unaudited)

For the three months ended March 31, 2013 and 2012 (in thousands)

	Three Months Ended March 31, (unaudited)
	2013	2012

Cash flow from operating activities:

Net loss	$(2,074)	$(6,136)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	10,453	7,511
Amortization of deferred loan costs	912	2,303
Equity-based compensation expense	375	94
Change in fair value of derivatives	—	(30)
Restructuring charge	—	3,291
Changes in operating assets and liabilities
Rents and other receivables, net	(888)	364
Accrued interest on member advances	607	560
Prepaid expenses	(1,497)	(919)
Restricted cash	(27)	797
Other assets	910	183
Accounts payable and accrued liabilities	1,074	3,881
Advance rents, security deposits and other liabilities	88	(991)
Deferred income	(316)	429

Net cash provided by operating activities	9,617	11,339

Cash flow from investing activities:
Change in restricted cash	(2,000)	—
Acquisition of real estate	(10,924)	—
Capital additions	(35,647)	(29,170)

Cash used in investing activities	(48,571)	(29,170)

Cash flow from financing activities:

Credit facility proceeds, net	33,500	194,000
Debt repayment	—	(164,960)
Payment of swap liability	—	(4,347)
Payment of deferred financing costs	(424)	(4,534)
Principal payments on capital lease obligation	(163)	(106)
Scheduled mortgage principal debt repayments	(761)	(919)

Net cash provided by financing activities	32,152	19,134

Net increase (decrease) in cash and cash equivalents	(6,802)	1,302

Cash and cash equivalents, beginning of period	8,232	7,342

Cash and cash equivalents, end of period	$1,430	$8,644

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (excluding deferred financing costs)	$6,826	$5,941

Accrued capital additions	$23,406	$26,968

See accompanying notes to financial statements

QualityTech, LP

Notes to Interim Consolidated Financial Statements

1.	Description of Business

QualityTech, LP (the “Operating Partnership” or the “Company”) was formed in October 2009 as a Delaware limited partnership among Chad L. Williams, the Company’s Chairman and Chief Executive Officer, certain other partners and a subsidiary of General Atlantic LLC to own and operate data center properties and the managed service business previously owned by entities controlled by Chad L. Williams.

QualityTech GP, LLC (the “General Partner”) is the Company’s general partner. The General Partner was formed in October 2009 as a Delaware limited liability company and is wholly owned by Chad L. Williams. Certain of the Company’s partners, including the General Partner, are parties to a unit holders’ agreement that provides for certain matters regarding transfer of partnership interests in the Company, the Company’s governance and the Company’s ownership, including requiring specified approvals for certain major decisions.

The Company will continue indefinitely until dissolved as provided in the Partnership Agreement. Each of the subsidiary limited liability companies owned by the Company will continue indefinitely until dissolved as provided by their respective limited liability company agreements.

2.	Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts and deferred tax assets; and the valuation of derivatives, fixed assets, acquired intangible assets and certain accruals.

Principles of Consolidation – The consolidated financial statements include the accounts of QualityTech, LP and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the financial statements.

Real Estate Assets – Real estate assets are reported at cost. All capital improvements for the income-producing properties that extend their useful life are capitalized to individual property improvements and depreciated over their estimated useful lives. Depreciation is generally provided on a straight-line basis over 40 years from the date the property was placed in service. Property improvements are depreciated on a straight-line basis over the life of the respective improvement ranging from 20 to 40 years from the date the components were placed in service. Leasehold improvements are depreciated over the lesser of 20 years or through the end of the respective life of the lease. Repairs and maintenance costs are expensed as incurred. The aggregate depreciation charged to operations was $8.5 million and $6.6 million for the three months ended March 31, 2013 and 2012, respectively.

The Company capitalizes certain development costs, including internal costs incurred in connection with development. The capitalization of costs during the construction period (including interest and related loan fees, property taxes and other direct and indirect costs) begins when development efforts commence and ends when the asset is ready for its intended use. Capitalization of such costs, excluding interest, aggregated to $1.7 million and $1.5 million for the three months ended March 31, 2013 and 2012, respectively.

Interest is capitalized during the period of development by first applying the Company’s actual borrowing rate on the related asset and second, to the extent necessary, by applying the Company’s weighted average

QualityTech, LP

Notes to Interim Consolidated Financial Statements

effective borrowing rate to the actual development and other costs expended during the construction period. Interest is capitalized until the property is ready for its intended use. Interest costs capitalized totaled $1.0 million and $0.6 million for the three months ended March 31, 2013 and 2012, respectively.

Acquisition of Real Estate – Purchase accounting is applied to the assets and liabilities related to all real estate investments acquired in accordance to the accounting requirements of ASC 805, Business Combinations, which requires the recording of net assets of acquired businesses at fair value. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of customer relationships.

In developing estimates of fair value of acquired assets and assumed liabilities, management analyzed a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets and market rate assumptions for contractual obligations. Such a valuation requires management to make significant estimates and assumptions, particularly with respect to the intangible assets.

Intangible assets and liabilities include acquired above-market leases, below-market leases, in-place leases and customer relationships.

Acquired in-place lease costs are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Amortization of acquired in-place lease costs, including write-offs for terminated leases, totaled $0.6 million for the three months ended March 31, 2013, with no material amortization during the three months ended March 31, 2012.

Acquired customer relationships are amortized as amortization expense on a straight-line basis over the expected life of the customer relationship. Amortization of acquired customer relationships, including write-offs for terminated leases, totaled $0.4 million and $0.2 million for the three months ended March 31, 2013 and 2012, respectively.

Should a customer terminate its lease, the unamortized portions of the acquired above-market leases, below-market leases, in-place leases and customer relationships associated with that customer are written off to amortization expense or rental revenue, as indicated above.

Impairment of Long-Lived and Intangible Assets – The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is generally measured by comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset group. If the net carrying value of the asset exceeds the value of the undiscounted cash flows, the fair value of the asset is assessed and may be considered impaired. An impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. No impairment losses were recorded for either of the three months ended March 31, 2013 or 2012, respectively.

Cash and Cash Equivalents – The Company considers all demand deposits and money market accounts purchased with a maturity date of three months or less at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is concentration of credit risk related to amounts on deposit in excess of FDIC coverage. The Company mitigates this risk by depositing a majority of its funds with several major financial institutions. The Company also has not experienced any losses and, therefore, does not believe that the risk is significant.

Restricted Cash – Restricted cash includes accounts restricted by the Company’s loan agreements and escrow deposits for interest, insurance, taxes and capital improvements held by the various banks and financial institutions as required by the loan agreements. Such deposits are held in bank checking or investment accounts with original maturities of three months or less.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

Deferred Costs – Deferred costs, net, on the Company’s balance sheets include both financing costs and leasing costs.

Deferred financing costs represent fees and other costs incurred in connection with obtaining debt and are amortized over the term of the loan and are included in interest expense. Amortization of the deferred financing costs was $0.9 million and $0.9 million for the three months ended March 31, 2013 and 2012, respectively. In addition, during the three months ended March 31, 2013, the Company wrote off unamortized financing costs of $1.1 million in connection with a financing transaction which the Company decided not to pursue. During the three months ended March 31, 2012, the Company wrote off unamortized financing costs of $1.4 million, primarily relating to loans secured by the Richmond and Suwanee data centers, that were repaid during the quarter. Deferred financing costs, net of accumulated amortization, are as follows:

(dollars in thousands)	March 31, 2013 (unaudited)	December 31, 2012

Deferred financing costs	$24,137	$23,713
Accumulated amortization	(17,769)	(16,857)

Deferred financing costs, net	$6,368	$6,856

Deferred leasing costs consist of external fees and internal costs incurred in the successful negotiations of leases and are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization of deferred leasing costs totaled $1.0 million and $1.0 million for the three months ended March 31, 2013 and 2012, respectively. Deferred leasing costs, net of accumulated amortization are as follows:

(dollars in thousands)	March 31, 2013 (unaudited)	December 31, 2012

Deferred leasing costs	$20,761	$18,139
Accumulated amortization	(10,944)	(9,933)

Deferred leasing costs, net	$9,817	$8,206

Advance Rents and Security Deposits – Advance rents, typically prepayment of the following month’s rent, consist of payments received from customers prior to the time they are earned and are recognized as revenue in subsequent periods when earned. Security deposits are collected from customers at the lease origination and are generally refunded to customers upon lease expiration.

Deferred Income – Deferred income generally results from non-refundable charges paid by the customer at lease inception to prepare their space for occupancy. The Company records this initial payment, commonly referred to as a set-up fee, as a deferred income liability which amortizes into rental revenue over the term of the related lease on a straight-line basis. Deferred income was $6.4 million and $6.8 million as of March 31, 2013 and December 31, 2012, respectively. Additionally, $1.1 million and $0.8 million of deferred income were amortized into revenue for the three months ended March 31, 2013 and 2012, respectively.

Interest Rate Derivative Instruments – The Company utilizes derivatives to manage its interest rate exposure. Prior to 2012, the derivative instruments entered into did not meet the criteria for hedge accounting and accordingly, the Company reported the fair value of the derivative on its balance sheets with the change in the fair value of the derivative reported in interest expense in the accompanying Statements of

QualityTech, LP

Notes to Interim Consolidated Financial Statements

Operations and Comprehensive Loss. During February 2012, the Company entered into interest rate swaps with a notional amount of $150 million which qualified for hedge accounting. The Company performs an assessment of hedging effectiveness, and any ineffectiveness is recorded in interest expense. There was no ineffectiveness for the period ended March 31, 2013. The Company has accordingly reflected the change in the fair value of the instrument in other comprehensive loss. Amounts are reclassified out of other comprehensive income as the hedged item is recognized in earnings, either for ineffectiveness or for amounts paid relating to the hedge. The total amount of interest related to payments on interest rate swaps for the three months ended March 31, 2012 was $0.1 million, with no such payment made in the three months ended March 31, 2012.

Equity-based Compensation – The Company may issue Class RS units of limited partnership interest (“Class RS Units”) or Class O units of limited partnership interest (“Class O Units”) to an affiliated company, QualityTech Employee Pool, LLC (“Employee Pool”), on behalf of employees and non-employee directors who are granted an award under the QualityTech, LP 2010 Equity Incentive Plan. All equity-based compensation is measured at fair value on the grant date or date of modification, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity in the consolidated balance sheets. Equity-based compensation costs associated with the portion of awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of awards classified as liabilities are measured based upon their estimated fair value at the grant date and re-measured as of the end of each period. The Company recorded compensation expense net of repurchased awards acquired of $0.4 million and $0.1 million for the three months ended March 31, 2013 and 2012, respectively.

Rental Revenue – The Company, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the non-cancellable term of the leases, which commences when control of the space has been provided to the customer. The amount of the straight-line rent receivable on the balance sheets included in rents and other receivables, net was $2.5 million and $2.4 million as of March 31, 2013 and December 31, 2012, respectively. Rental revenue also includes amortization of set-up fees which are amortized over the term of the respective lease, as discussed above.

Allowance for Uncollectible Accounts Receivable – Rents receivable are recognized when due and are carried at cost, less an allowance for doubtful accounts. The Company records a provision for losses on rents receivable equal to the estimated uncollectible accounts, which is based on management’s historical experience and a review of the current status of the Company’s receivables. As necessary, the Company also establishes an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. The aggregate allowance for doubtful accounts was $0.5 million and $0.5 million as of March 31, 2013 and December 31, 2012, respectively.

Capital Lease – The Company evaluates leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property.

In 2011, the Company entered into capital leases for various equipment. The outstanding liabilities for the capital leases were $2.3 million and $2.5 million as of March 31, 2013 and December 31, 2012, respectively. Depreciation related to the associated assets is included in depreciation and amortization expense in the Statements of Operations and Comprehensive Loss.

Recoveries from Customers – Certain customer leases contain provisions under which the customers reimburse the Company for a portion of the property’s real estate taxes, insurance and other operating expenses, which

QualityTech, LP

Notes to Interim Consolidated Financial Statements

include certain power and cooling-related charges. The reimbursements are included in revenue as recoveries from customers in the Statements of Operations and Comprehensive Loss in the period the applicable expenditures are incurred. Certain customer leases are structured to provide a fixed monthly billing amount that includes an estimate of various operating expenses, with all revenue from such leases included in rental revenues.

Cloud and Managed Services Revenue – The Company may provide both its cloud product and access to its managed services to its customers on an individual or combined basis. Service fee revenue is recognized as the revenue is earned, which generally coincides with the services being provided.

Segment Information – The Company manages its business as one operating segment and thus one reportable segment consisting of a portfolio of investments in data centers located in the United States.

Restructuring – In March 2012, the Company decided to consolidate its New York area operations into the Jersey City data center facility. The Company transferred certain customers from the New York facility to the Jersey City facility. As of March 31, 2012, the Company had not exited the facility but reserved $3.3 million primarily for the cost of the lease termination of the New York facility. As this consolidation was completed in 2012, there were no restructuring costs incurred during the three months ended March 31, 2013.

Customer Concentrations – As of March 31, 2013, the Company was receiving approximately 8% of its monthly rental revenue from one customer. No other customers exceeded 5% of total monthly rental revenue.

As of March 31, 2013, no customers exceeded 5% of total accounts receivable.

Income Taxes – The Operating Partnership is obligated to comply with Internal Revenue Service real estate investment trust (“IRS REIT”) tax regulations in accordance with the unit holders’ agreement. In order to comply with this obligation, the Company elected for one of its existing subsidiaries to be taxed as a taxable REIT subsidiary under the IRS REIT tax regulations. The taxable REIT subsidiary is allocated income and expense based on IRS REIT tax regulations.

For the taxable REIT subsidiary, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company’s tax provision has not changed materially subsequent to December 31, 2012.

Fair Value Measurements – ASC Topic 820 emphasizes that fair-value is a market-based measurement, not an entity-specific measurement. Therefore, a fair-value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, a fair-value

QualityTech, LP

Notes to Interim Consolidated Financial Statements

hierarchy is established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair- value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Financial assets and liabilities measured at fair value in the financial statements on a recurring basis consist of the Company’s derivatives. The fair values of the derivatives are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves (“significant other observable inputs”). The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded as of March 31, 2013 and December 31, 2012 that the fair value associated to “significant unobservable inputs” for risk of non-performance was insignificant to the overall fair value of the derivative agreements and, as a result, has determined that the relevant inputs for purposes of calculating the fair value of the derivative agreements, in their entirety, were based upon “significant other observable inputs.” The Company determined the fair value of derivatives using Level 2 inputs. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

Assets and liabilities measured at fair value in the financial statements on a nonrecurring basis consist of the Company’s acquisition of the Dallas facility (see Note 3). The fair value of the acquisition was determined using Level 3 inputs.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

The Company’s financial instruments held at fair value are presented below as of March 31, 2013 and December 31, 2012:

		Fair Value Measurements
(dollars in thousands)	Carrying Value	Level 1	Level 2	Level 3
March 31, 2013 (unaudited)
Financial Assets:
Restricted deposits, held at fair value	$2,174	$2,174	$—	$—

Financial Liabilities:
Interest rate swap liability(1)	$695	$—	$695	$—

December 31, 2012
Financial Assets:
Restricted deposits, held at fair value	$146	$146	$—	$—

Financial Liabilities:
Interest rate swap liability(1)	$767	$—	$767	$—

(1)	The Company used inputs from quoted prices for similar assets and liabilities in active markets that are directly or indirectly observable relating to the measurement of the interest rate swap. The fair value measurement of the interest rate swap has been classified as Level 2.

Recent Accounting Pronouncements – In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. The amendments in this update require an entity to provide information about the amounts reclassified from accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified from accumulated other comprehensive income by the net income line item. The adoption of this amended guidance on January 1, 2013 did not have a material impact on the Company’s consolidated results of operations, financial position and cash flows.

In February 2013, the FASB issued ASU No. 2013-03, “Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities” (“ASU 2013-03”). The amendment clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2 or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. The amendments are effective upon issuance. Management does not expect the adoption of this standard has a significant effect on the Company’s consolidated financial position or results of operations.

3.	Acquisitions of Real Estate

In February 2013, the Company completed its acquisition of a site in Dallas, Texas. The Company paid cash of $10.3 million for the Dallas facility. In connection with the transaction, the Company obtained $10.3 million of seller-financed debt which is due no later than December 31, 2013. Additionally, the Company incurred transaction costs of $0.6 million, which were capitalized in accordance with the accounting guidance for an asset acquisition, resulting in an aggregate cost of $21.1 million. Upon completion of the redevelopment, the former 698,000 square foot semiconductor plant will be converted into a data center facility on the existing campus. In accordance with ASC 805, the Company accounted for this acquisition as an asset purchase.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

4.	Real Estate Assets and Construction in Progress

The following is a summary of properties owned by the Company as of March 31, 2013 and December 31, 2012:

(dollars in thousands)

As of March 31, 2013 (unaudited)

Property Location	Land	Buildings and Improvements	Construction in Progress	Total Cost

Owned Properties:
Suwanee, Georgia	$3,521	$105,034	$11,753	$120,308
Atlanta, Georgia (Metro)	15,314	263,785	14,113	293,212
Santa Clara, California*	—	84,194	1,189	85,383
Richmond, Virginia	2,179	76,652	80,666	159,497
Sacramento, California	1,481	52,491	1,105	55,077
Dallas, Texas	597	20,577	230	21,404
Miami, Florida	1,777	27,322	—	29,099
Lenexa, Kansas	437	54	3,260	3,751
Wichita, Kansas	—	1,409	—	1,409

	25,306	631,518	112,316	769,140

Leased Properties:
Jersey City, New Jersey	—	19,052	2,190	21,242
Overland Park, Kansas	—	728	—	728

	—	19,780	2,190	21,970

Total	$25,306	$651,298	$114,506	$791,110

*	Owned facility subject to long-term ground sublease.

(dollars in thousands)

As of December 31, 2012

Property Location	Land	Buildings and Improvements	Construction in Progress	Total Cost

Owned Properties:
Suwanee, Georgia	$3,521	$103,438	$3,572	$110,531
Atlanta, Georgia (Metro)	15,314	263,192	6,658	285,164
Santa Clara, California*	—	83,536	245	83,781
Richmond, Virginia	2,179	71,629	71,986	145,794
Sacramento, California	1,485	52,753	—	54,238
Miami, Florida	1,777	27,111	—	28,888
Lenexa, Kansas	437	54	3,260	3,751
Wichita, Kansas	—	1,408	—	1,408

	24,713	603,121	85,721	713,555

Leased Properties:
Jersey City, New Jersey	—	18,666	1,888	20,554
Overland Park, Kansas	—	719	—	719

	—	19,385	1,888	21,273

Total	$24,713	$622,506	$87,609	$734,828

*	Owned facility subject to long-term ground sublease.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

5.	Credit Facility and Mortgages Payable

Below is a listing of our outstanding debt as of March 31, 2013 and December 31, 2012 (in thousands):

	March 31, 2013 (unaudited)	December 31, 2012

Secured Credit Facility	$350,000	$316,500

Atlanta Metro Equipment Loan	20,421	20,931

Miami Loan	25,819	26,048

Suwanee Land Loan	1,600	1,600

Lenexa Loan	2,690	2,712

Santa Clara Bridge Loan	50,000	50,000

Richmond Credit Facility	70,000	70,000

Dallas Note	10,250	—

Total	$530,780	$487,791

(a) Secured Credit Facility

On September 28, 2010, the Company entered into a secured credit facility agreement with KeyBank National Association (the “Secured Credit Facility”) and various other lenders with a total borrowing capacity of $125 million. During 2011, the Company expanded the facility, increasing the borrowing capacity to $170 million. On February 8, 2012, the Company increased the capacity of its credit facility by $270 million and extended the maturity date to September 28, 2014. The amended and extended credit facility, which then totaled $440 million, was secured by the Atlanta Metro and Suwanee data center facilities. Of the $440 million credit facility, $125 million was a term loan and $315 million was a revolving credit facility. The credit facility also provided a $100 million accordion feature that could increase the amount of the facility up to $540 million.

Concurrently with the closing of the amended and extended credit facility, the Company entered into an interest rate cap agreement with a notional amount of $150 million. This instrument provided a one month LIBOR cap of 2.05% and had an effective date of February 8, 2012 and a termination date of February 8, 2013. The Company also entered into two interest rate swaps with an aggregate $150 million notional amount and an effective date of February 8, 2013 to succeed the interest rate caps. These swaps have a maturity date of September 28, 2014, provide for a fixed one month LIBOR rate of 0.5825% from February 8, 2013 through September 28, 2014 and qualify for cash flow hedge accounting.

The funds from the amended and extended Secured Credit Facility were utilized to pay off the loans secured by the Richmond and Suwanee data renters and retire the associated interest rate swaps. The swaps and loans were retired at a value which approximated the carrying value as of December 31, 2011. The Company will utilize the remaining capacity on the new revolving credit facility to fund ongoing operations, expansions, developments and future acquisitions.

The Secured Credit Facility required monthly interest payments and required the Company to comply with various quarterly covenant requirements relating to debt yield, debt service coverage ratio, fixed charge, leverage ratio and tangible net worth and various other operational requirements. In connection with the Secured Credit Facility, the Company had an additional $3.5 million letter of credit outstanding.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

The amended and extended Secured Credit Facility was subsequently replaced by an unsecured credit facility on May 1, 2013. The details of this new unsecured credit facility are outlined in Note 13 below.

(b) Atlanta Metro Equipment Loan – On April 9, 2010, the Company entered into a $25 million loan to finance equipment related to an expansion project at the Company’s Atlanta Metro data center (the “Atlantic Metro Equipment Loan”). The loan originally featured monthly interest-only payments, but now requires monthly interest and principal payments. The loan bears interest at 6.85% per annum, amortizes over ten years and matures on June 1, 2020.

(c) Miami Loan – In March 2008, the Company obtained a mortgage loan with a maximum borrowing capacity of $32.8 million secured by the Company’s Miami data center (“Miami Loan”). In October 2009, the Company amended the Miami Loan to extend the maturity date to December 31, 2010, with two options to extend for consecutive one-year periods at the Company’s option, subject to meeting certain debt service requirements. The Company subsequently exercised both of those options. The amendment also modified the interest rate so that it bore interest at the greater of 7% per annum or prime plus 1.0% through December 31, 2012. In addition, the amendment released certain collateral owned by a member of the Company. The Miami Loan was personally guaranteed by Chad L. Williams for up to $15.5 million of the outstanding balance. As discussed in Note 13, this loan was repaid with proceeds from the unsecured credit facility the Company entered into on May 1, 2013.

(d) Suwanee Land Loan

In 2011, the Company executed a $1.6 million loan agreement for the purchase of land near or adjacent to the Suwanee facility (the “Suwanee Land Loan”). The interest rate on the loan is 10% per annum, and the loan matures on September 26, 2013.

(e) Lenexa Loan – In June 2011, the Company entered into a $2.8 million seller financing to acquire the Lenexa facility (the “Lenexa Loan”). The interest rate on this loan is 5.43% per annum, and it matured on May 26, 2013.

(f) Santa Clara Bridge Loan – In November 2012, the Company entered into a $50 million bridge loan with Key Bank (the “Santa Clara Bridge Loan”). The loan had an interest rate of LIBOR plus 3.50% and a maturity date of February 11, 2013 with a three month extension option, which the Company exercised. As discussed in Note 13, this loan was repaid with proceeds from the unsecured credit facility the Company entered into on May 1, 2013.

(g) Richmond Credit Facility – In December 2012, the Company entered into a credit facility secured by the Company’s Richmond data center (the “Richmond Credit Facility”). This facility had a total borrowing capacity of $80 million at December 31, 2012, which was increased to $100 million in January 2013. This facility also includes an accordion feature that allows the Company to increase the size of the credit facility up to $125 million under certain circumstances. This facility bears interest at variable rates ranging from LIBOR plus 4.0% to LIBOR plus 4.5% (rate at March 31, 2012 was LIBOR plus 4.25%, or 4.46% per annum) based on the Company’s overall leverage ratio. The facility has a stated maturity date of December 18, 2015 with an option to extend for one additional year.

(h) Dallas Note – In connection with the Dallas acquisition, the Company obtained $10.3 million of seller-financed debt which is due no later than December 31, 2013 and bears an escalating interest rate between 2.5% and 10% per annum based on the repayment date of the loan.

The weighted average interest rate of the Company’s debt, which includes the effect of deferred financing costs and swap derivatives, was 5.08% as of March 31, 2013.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

The annual remaining principal payment requirements as of March 31, 2013 per the contractual maturities and excluding extension options are as follows (in thousands):

2013	$91,941
2014	352,239
2015	72,397
2016	2,567
2017	2,748
Thereafter	8,888

Total	$530,780

As of March 31, 2013, the Company was in compliance with all of its covenants.

6.	Interest Rate Derivative Instruments

As discussed in Note 5, the Company entered into interest rate cap and swap agreements with a notional amount of $150 million on February 8, 2012. Derivatives that were entered into prior to February 2012 did not qualify for hedge accounting treatment, and therefore were not accounted for as hedges. Subsequent to February 2012, derivatives are designated as cash flow hedges for hedge accounting.

The Company recognized realized and unrealized gains on the swaps and caps based on the change in fair value of these swaps. The realized and unrealized gains relating to these instruments, which were included in interest expense in the accompanying Statements of Operations and Comprehensive Loss, aggregated to $0.1 million and $0.5 million for the three months ended March 31, 2013 and 2012, respectively.

As of March 31, 2013 and December 31, 2012, the Company recorded a derivative liability of $0.7 million and $0.8 million, respectively. These values were determined using Level 2 inputs within the valuation hierarchy and will be reclassified into earnings through the date the contracts mature.

7.	Member Advances and Notes Payable

In October 2009, the Company amended and restated its outstanding loans with Chad L. Williams and entities controlled by Chad L. Williams into a loan in the original principal amount of $20.4 million (the “Member Advances”). The Member Advances are unsecured and have a maturity date of the earliest of December 31, 2013 or upon certain specified transactions. The Member Advances are subordinate in priority to the Company’s mortgage notes payable. Interest under the Member Advances accrues monthly at the rate of 9% per annum, which is added to the principal balance of the Member Advances if not paid. The balance of the Member Advances is separately disclosed on the face of the financial statements. On May 1, 2013, the lender under the Member Advances exercised an option to purchase $10 million of Class D units in exchange for the cancellation of $10 million of the outstanding balance under the Member Advances. Additionally, the Company repaid $5 million of the Member Advances.

8.	Commitments and Contingencies

The Company is subject to various routine legal proceedings and other matters in the ordinary course of business. While resolution of these matters cannot be predicted with certainty, management believes, based upon information currently available, that the final outcome will not have a material adverse impact on the Company’s financial statements.

The Company previously entered into a master service agreement with a third party Internet service provider. The Company was not receiving industry-standard quality of Internet and connectivity services and terminated the

QualityTech, LP

Notes to Interim Consolidated Financial Statements

contract. The third party Internet service provider challenged the grounds for the Company’s termination and sued the Company in Georgia state court seeking the fees the Company owed prior to the termination plus a termination fee equal to the amount the Company would have paid had it not terminated the agreement. The Georgia state court ruled to limit damages, if any, to six months of unpaid fees. The Company has established an accrual associated with this matter which is recorded as a component of accrued liabilities.

9.	Partners’ Capital and Incentive Compensation Plans

The General Partner has the full power and authority to do all the things necessary to conduct the business of the Operating Partnership. At March 31, 2013, the General Partner had no balance in its reported capital account. Other than equity incentive plan activity, there was no activity in the Company’s capital structure in the three months ended March 31, 2013.

The Company has five classes of limited partnership units outstanding: Class A units of limited partnership interest (“Class A Units”), Class C units of limited partnership interest (“Class C Units”), Class D units of limited partnership interest (“Class D Units”), Class RS Units and Class O Units.

The Class A Units are redeemable at fair value at any time on or after one year following the later of the first date on which the common shares of the General Partner (or its successor general partner) are publicly traded or the date of initial issuance of the units. The General Partner may, at its sole discretion, elect to assume and satisfy the redemption amount with cash or its shares.

Class C Units and Class D Units are preferred units that are pari passu with each other and senior to the Class A Units, Class RS Units and Class O Units. Class C Units and Class D Units generally have the same designation, preferences, rights, powers and duties as Class A Units; however, in accordance with the provisions of the Company’s partnership agreement (the “Partnership Agreement”), upon certain liquidity events (as defined in the Partnership Agreement), Class C Units and Class D Units rank senior to Class A units and are entitled to a liquidation preference. In addition, immediately prior to the consummation of an initial public offering, Class C Units and Class D Units automatically convert into Class A units on the terms and conditions set out in the Partnership Agreement.

Class RS Units or Class O Units may be issued upon grants made under the QualityTech, LP 2010 Equity Incentive Plan. Class RS Units and Class O Units may be subject to vesting and are pari passu with Class A Units. Vested Class RS LTIP Units and Class O Units are convertible into Class A Units based on formulas contained in the Partnership Agreement.

The Company sponsors an equity incentive plan for its employees. Awards generally vest over a defined service period. No awards were granted or exercised in the three months ended March 31, 2013, with approximately 30,000 units forfeited in the three months ended March 31, 2013.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

The following table summarizes information about awards outstanding as of March 31, 2013.

	Awards Outstanding
	Exercise prices	Awards outstanding	Weighted remaining contractual life (years)
Class RS Units	$—	200,000	3

Class O Units	$20-25	1,442,443	3

Total		1,642,443

All nonvested awards are valued as of the grant date and generally vest ratably over a defined service period. Certain nonvested awards vest on an accelerated basis based upon the Company meeting various performance goals. As of March 31, 2013, nonvested awards outstanding were 1.2 million and 0.2 million for the Class O and Class RS Units, respectively.

All of the vested shares are exercisable and thus convertible into Class A Units. However, there is currently no mechanism to convert exercised units into units which can be traded.

10.	Related Party Transactions

In addition to the member advances and notes payable discussed in Note 7, the Company executed transactions with entities in which one of the Company’s partners had an ownership interest or with one of the Company’s partners directly. Such transactions include automobile, furniture and equipment purchases as well as building operating lease payments, an allocation of insurance expense and reimbursement at the related party’s cost for the use of a private aircraft service by our officers and directors.

The transactions which occurred during the three months ended March 31, 2013 and 2012 are outlined below:

	Three months ended
	March 31, (unaudited)
(dollars in thousands)	2013	2012

Tax, utility, insurance and other reimbursement	$93	$13
Rent expense	143	143
Capital assets acquired	—	555

Total	$236	$711

In the third quarter of 2012, the Company revised its related capital asset purchasing arrangement. The Company now pays vendors directly for such purchases and pays only an agent fee to the related party. Only the agent fee is recognized as a related party transaction subsequent to August 2012.

Certain employees of the Company provide services to companies outside the consolidated group for which the Company is not reimbursed. These amounts were not material for either of the three months ended March 31, 2013 and 2012, and this practice has been discontinued by the Company.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

11.	Customer Leases, as Lessor

Future minimum lease payments to be received under non-cancelable operating customer leases (exclusive of recoveries from customers) are as follows for the years ending December 31 (in thousands):

Year Ending December 31,
2013	$94,104
2014	88,528
2015	65,202
2016	48,292
2017	36,018
Thereafter	44,828

Total	$376,972

12.	Fair Value of Financial Instruments

ASC Topic 825 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows based upon market yields or by using other valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

Short-term instruments: The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value.

Mortgage notes payable: The fair value of the Company’s floating rate mortgage loans was estimated using Level 2 “significant other observable inputs” such as available market information and discounted cash flows analyses based on borrowing rates that the Company believes it could obtain with similar terms and maturities. Because each of these loans were either near maturity as of March 31, 2013 or were entered into during the last 60 days, they did not have interest rates which were materially different than current market conditions and therefore, the fair value of each of the mortgage notes payable approximated the carrying value of each note.

Other debt instruments: The fair value of the Company’s other debt instruments (including capital leases) were estimated in the same manner as the mortgage notes payable above. Similarly, because each of these instruments were near maturity as of March 31, 2013 and did not have interest rates which were materially different than current market conditions and therefore, the fair value of each instrument approximated the respective carrying values.

Member advances: The fair value of the Company’s member advances is similar to the carrying value of those advances as the interest rate of those advances resets monthly.

QualityTech, LP

Notes to Interim Consolidated Financial Statements

13.	Subsequent Event

On May 1, 2013, the Company repaid the Secured Credit Facility with proceeds of a new unsecured credit facility (the “Unsecured Credit Facility”). The Unsecured Credit Facility includes a term loan of $225 million, which has a term of five years, and a revolving credit facility of $350 million, which has a term of four years, for an aggregate borrowing capacity of $575 million. The Company used a majority of the $445 million in proceeds (representing the term loan of $225 million and borrowings on the revolving credit facility) to pay the outstanding balances under the Secured Credit Facility, the Miami Loan, the Santa Clara Bridge Loan and $5 million of the Member Advances. On May 1, 2013, the lender under the Member Advances exercised an option to purchase $10 million Class D Units in exchange for the cancellation of $10 million of the outstanding balance under the Member Advances.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Partners of QualityTech, LP

We have audited the accompanying consolidated balance sheets of QualityTech, LP and subsidiaries (the Partnership) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, partners’ capital, and cash flows for each of the three years in the period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of QualityTech, LP and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/ Ernst and Young, LLP

Kansas City, MO

March 6, 2013, except for footnote 16 as to which the date is May 28, 2013

QualityTech, LP

Consolidated Financial Statements

BALANCE SHEETS

As of December 31, 2012 and 2011 (in thousands)

	December 31,
	2012	2011
ASSETS
Real estate assets
Land	$24,713	$20,604
Buildings and improvements	622,506	454,785
Less: Accumulated depreciation	(102,900)	(74,536)

	544,319	400,853

Construction in progress	87,609	80,197

Real estate assets, net	631,928	481,050

Cash and cash equivalents	8,232	7,342
Restricted cash	146	1,440
Rents and other receivables, net	11,943	11,345
Acquired intangibles, net	9,145	703
Deferred costs, net	15,062	10,782
Prepaid expenses	1,011	1,069
Other assets, net	7,976	7,325

TOTAL ASSETS	$685,443	$521,056

LIABILITIES
Mortgage notes payable	$171,291	$271,406
Secured credit facility	316,500	136,500
Capital lease obligations	2,491	1,720
Accounts payable and accrued liabilities	36,001	32,383
Advance rents, security deposits and other liabilities	3,011	4,597
Deferred income	6,745	5,582
Derivative liability	767	4,377
Member advances and notes payable	26,958	24,626

TOTAL LIABILITIES	563,764	481,191

PARTNERS’ CAPITAL

Partners’ capital	121,679	39,865

TOTAL LIABILITIES AND PARTNERS’ CAPITAL	$685,443	$521,056

See accompanying notes to financial statements.

QualityTech, LP

Consolidated Financial Statements

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2012, 2011 and 2010 (in thousands)

	Year Ended December 31,
	2012	2011	2010
Revenues:
Rental	$120,758	$104,051	$92,800
Recoveries from customers	9,294	12,154	12,506
Cloud and managed services	14,497	12,173	9,054
Other	1,210	2,018	5,795

Total revenues	145,759	130,396	120,155

Operating expenses:

Property operating costs	51,506	57,900	60,408
Real estate taxes and insurance	3,632	2,621	2,378
Depreciation and amortization	34,932	26,165	19,086
General and administrative	35,986	28,470	22,844
Transaction costs	897	—	—
Gain on legal settlement	—	(3,357)	—
Restructuring charge	3,291	—	—

Total operating expenses	130,244	111,799	104,716

Operating income	15,515	18,597	15,439

Other income and expenses:
Interest income	61	71	233
Interest expense	(25,140)	(19,713)	(23,502)
Other (expense) income, net	(1,151)	136	22,214

Income (loss) before gain on sale of real estate	(10,715)	(909)	14,384
Gain on sale of real estate	948	—	—

Net income (loss)	(9,767)	(909)	14,384
Unrealized loss on swap	(766)	—	—

Comprehensive income (loss)	$(10,533)	$(909)	$14,384

See accompanying notes to financial statements.

QualityTech, LP

Consolidated Financial Statements

STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

	Partnership Units (in thousands)		Capital Accounts ($ in thousands)
	LP Units	GP Units	LP Units	GP Units	Total

Balance, January 1, 2010	14,749	1	$293	$—	$293

Warrant exercise of Class C units	1,250	—	25,000	—	25,000

Equity-based compensation expense	—	—	332	—	332

Net income	—	—	14,382	2	14,384

Balance, December 31, 2010	15,999	1	40,007	2	40,009

Equity-based compensation expense	—	—	765	—	765

Net loss	—	—	(908)	(1)	(909)

Balance, December 31, 2011	15,999	1	39,864	1	39,865

Equity-based compensation expense	—	—	412	—	412

Net loss	—	—	(9,766)	(1)	(9,767)

Equity investment in Class D units, net of costs	3,680	—	91,935	—	91,935

PIK settlement	2,294	—	—	—	—

Other comprehensive loss	—	—	(766)	—	(766)

Balance, December 31, 2012	21,973	1	$121,679	$—	$121,679

See accompanying notes to financial statements.

QualityTech, LP

Consolidated Financial Statements

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2012, 2011 and 2010 (in thousands)

	Year Ended December 31,
	2012	2011	2010

Cash flow from operating activities:

Net income (loss)	$(9,767)	$(909)	$14,384
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortization	33,688	25,077	17,948
Amortization of deferred loan costs	3,384	3,441	4,737
Write off of deferred loan costs relating to retired debt	1,434	—	—
Equity-based compensation expense	412	765	332
Change in fair value of derivatives	(307)	(4,830)	(2,774)
Amortization of acquired above and below-market leases, net	—	(960)	(4,844)
Gain on debt repurchase	—	—	(22,131)
(Gain) loss on sale/disposal of property	(948)	544	—
Other	—	(99)	82
Changes in operating assets and liabilities
Rents and other receivables, net	(598)	(2,110)	93
Accrued interest on member advances	2,332	2,125	1,941
Prepaid expenses	58	(188)	471
Restricted cash	1,294	(679)	1,012
Other assets	(783)	(540)	(856)
Accounts payable and accrued liabilities	5,322	2,574	2,349
Advance rents, security deposits and other liabilities	(1,586)	(163)	600
Deferred income	1,163	327	(67)

Net cash provided by operating activities	35,098	24,374	13,277

Cash flow from investing activities:
Change in restricted cash	—	—	50,892
Proceeds from sale of property	1,549	—	—
Acquisition of Sacramento facility	(63,250)	—	—
Additions to property and equipment	(133,226)	(118,746)	(107,466)

Net cash used for investing activities	(194,927)	(118,746)	(56,574)

Cash flow from financing activities:

Credit facility proceeds, net	180,000	54,000	82,500
Warrant exercise	—	—	25,000
Debt proceeds	120,000	50,000	25,000
Debt repayment	(216,637)	—	(108,485)
Payment of swap liability	(4,070)	(4,120)	(7,884)
Payment of deferred financing costs	(6,243)	(1,920)	(5,577)
Principal payments on capital lease obligation	(790)	(76)	—
Scheduled mortgage principal debt repayments	(3,476)	(3,215)	(4,944)
Equity proceeds, net of costs	91,935	—	—

Net cash provided by financing activities	160,719	94,669	5,610

Net increase (decrease) in cash and cash equivalents	890	297	(37,687)

Cash and cash equivalents, beginning of period	7,342	7,045	44,731

Cash and cash equivalents, end of period	$8,232	$7,342	$7,045

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest (excluding deferred financing costs)	$21,291	$18,804	$20,198

Accrued capital additions	$18,789	$20,493	$14,066

See accompanying notes to financial statements.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

QualityTech, LP (the “Operating Partners” or the “Company”) was formed in October 2009 as a Delaware limited partnership among Chad L. Williams, the Company’s Chairman and Chief Executive Officer, certain other partners and a subsidiary of General Atlantic LLC to own and operate data center properties and the managed service business previously owned by entities controlled by Chad L. Williams.

QualityTech GP, LLC (the “General Partner”) is the Company’s general partner. The General Partner was formed in October 2009 as a Delaware limited liability company and is wholly owned by Chad L. Williams. Certain of the Company’s partners, including the General Partner, are parties to a unitholders agreement that provides for certain matters regarding transfer of partnership interests in the Company, the Company’s governance and the Company’s ownership, including requiring specified approvals for certain specified major decisions.

The Company will continue indefinitely until dissolved as provided in the Partnership Agreement. Each of the subsidiary limited liability companies owned by the Company will continue indefinitely until dissolved as provided by their respective limited liability company agreements.

2.	Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts and deferred tax assets; and the valuation of derivatives, fixed assets, acquired intangible assets and certain accruals.

Principles of Consolidation – The consolidated financial statements include the accounts of QualityTech, LP and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the financial statements.

Real Estate Assets – Real estate assets are reported at cost. All capital improvements for the income-producing properties that extend their useful life are capitalized to individual property improvements and depreciated over their estimated useful lives. Depreciation is generally provided on a straight-line basis over 40 years from the date the property was placed in service. Property improvements are depreciated on a straight-line basis over the life of the respective improvement ranging from 20 to 40 years from the date the components were placed in service. Leasehold improvements are depreciated over the lesser of 20 years or through the end of the respective life of the lease. Repairs and maintenance costs are expensed as incurred. The aggregate depreciation charged to related operations was $29.8 million, $22.1 million and $15.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company capitalizes certain development costs, including internal costs incurred in connection with development. The capitalization of costs during the construction period (including interest and related loan fees, property taxes and other direct and indirect costs) begins when development efforts commence and ends when the asset is ready for its intended use. Capitalization of such costs, excluding interest, aggregated to $6.7 million, $6.1 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest is capitalized during the period of development by first applying the Company’s actual borrowing rate on the related asset and second, to the extent necessary, by applying the Company’s weighted average effective

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

borrowing rate to the actual development and other costs expended during the construction period. Interest is capitalized until the property is ready for its intended use. Interest costs capitalized totaled $2.2 million, $2.6 million and $4.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Acquisition of Real Estate – Purchase accounting is applied to the assets and liabilities related to all real estate investments acquired in accordance with the accounting requirements of ASC 805, Business Combinations, which requires the recording of net assets of acquired businesses at fair value. The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting primarily of land, building and improvements, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, value of in-place leases and value of customer relationships.

In developing estimates of fair value of acquired assets and assumed liabilities, management analyzed a variety of factors including market data, estimated future cash flows of the acquired operations, industry growth rates, current replacement cost for fixed assets and market rate assumptions for contractual obligations. Such a valuation requires management to make significant estimates and assumptions, particularly with respect to the intangible assets.

Intangible assets and liabilities include acquired above-market leases, below-market leases, in-place leases and customer relationships.

Acquired above-market leases are amortized on a straight-line basis as a decrease to rental revenue over the remaining term of the underlying leases. Amortization of acquired above-market leases, including write-offs for terminated leases, totaled $0.2 million for the year ended 2010, with no material amortization during the years ended December 31, 2012 or 2011.

Acquired below-market leases are amortized on a straight-line basis as an increase to rental revenue over the remaining term of the underlying leases, including fixed option renewal periods, if any. Accretion of acquired below-market leases, including write-offs for terminated leases, totaled $1.0 million and $5.1 million, for the years ended December 31, 2011 and 2010, respectively, with no material accretion for the year ended December 31, 2012.

Acquired in-place leases are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Amortization of acquired in-place leases, including write-offs for terminated leases, totaled $0.1 million and $0.2 million, for the years ended December 31, 2011 and 2010, respectively, with no material accretion for the year ended December 31, 2012.

Acquired customer relationships are amortized as amortization expense on a straight-line basis over the expected life of the customer relationship. Amortization of acquired customer relationships, including write-offs for terminated leases, totaled $0.6 million, $1.2 million and $2.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Should a customer terminate its lease, the unamortized portions of the acquired above-market or below-market leases, acquired in-place lease costs and acquired customer relationships associated with that customer are written off to amortization expense or rental revenue, as indicated above.

Impairment of Long-Lived and Intangible Assets – Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company assesses whether there has been an impairment in the value of long-lived assets. Recoverability of assets to be held and used is generally measured by comparison of the carrying amount to the future net cash flows, undiscounted and without interest, expected to be generated by the asset group. If the net carrying value of the asset exceeds the value of the undiscounted cash flows, the fair value of the asset is assessed and may be considered impaired. An impairment loss is recognized based on the excess of the carrying amount of the impaired asset over its fair value. No impairment losses were recorded for any of the years ended December 31, 2012, 2011 and 2010, respectively.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents – The Company considers all demand deposits and money market accounts purchased with a maturity date of three months or less at the date of purchase to be cash equivalents. The Company’s account balances at one or more institutions periodically exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance coverage and, as a result, there is concentration of credit risk related to amounts on deposit in excess of FDIC coverage. The Company mitigates this risk by depositing a majority of its funds with several major financial institutions. The Company also has not experienced any losses and, therefore, does not believe that the risk is significant.

Restricted Cash – Restricted cash includes accounts restricted by the Company’s loan agreements and escrow deposits for interest, insurance, taxes and capital improvements held by the various banks and financial institutions as required by the loan agreements. Such deposits are held in bank checking or investment accounts with original maturities of three months or less.

Deferred Costs – Deferred costs, net on the Company’s balance sheets include both financing costs and leasing costs.

Deferred financing costs represent fees and other costs incurred in connection with obtaining debt and are amortized over the term of the loan and are included in interest expense. Amortization of the deferred financing costs was $3.4 million, $3.4 million and $4.7 million for the years ended December 31, 2012, 2011 and 2010, respectively. During the year ended December 31, 2012, the Company wrote off unamortized financing costs of $1.4 million, primarily relating to loans secured by the Richmond and Suwanee data center facilities that were repaid during the first quarter of 2012. Deferred financing costs, net of accumulated amortization are as follows:

	December 31,
(dollars in thousands)	2012	2011

Deferred financing costs	$23,713	$17,470
Accumulated amortization	(16,857)	(12,039)

Deferred financing costs, net	$6,856	$5,431

Deferred leasing costs consist of external fees and internal costs incurred in the successful negotiations of leases and are deferred and amortized over the terms of the related leases on a straight-line basis. If an applicable lease terminates prior to the expiration of its initial term, the carrying amount of the costs are written off to amortization expense. Amortization of deferred leasing costs totaled $3.4 million, $2.3 million and $1.5 million for the years ended December 31, 2012, 2011 and 2010, respectively. Deferred leasing costs, net of accumulated amortization are as follows:

	December 31,
(dollars in thousands)	2012	2011

Deferred leasing costs	$18,139	$11,936
Accumulated amortization	(9,933)	(6,585)

Deferred leasing costs, net	$8,206	$5,351

Advance Rents and Security Deposits – Advance rents, typically prepayment of the following month’s rent, consist of payments received from customers prior to the time they are earned and are recognized as revenue in subsequent periods when earned. Security deposits are collected from customers at the lease origination and are generally refunded to customers upon lease expiration.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred Income – Deferred income generally results from non-refundable charges paid by the customer at lease inception to prepare their space for occupancy. The Company records this initial payment, commonly referred to as set-up fees, as a deferred income liability which amortizes into rental revenue over the term of the related lease on a straight-line basis. Deferred income was $6.8 million and $5.6 million as of December 31 2012 and 2011, respectively. Additionally, $4.3 million $3.0 million and $2.7 million were amortized into revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

Interest Rate Derivative Instruments – The Company utilizes derivatives to manage its interest rate exposure. Prior to 2012, the derivative instruments entered into did not meet the criteria for hedge accounting and, accordingly, the Company reported the fair value of the derivative on its balance sheets with the change in the fair value of the derivative reported in interest expense in the accompanying Statements of Operations and Comprehensive Income (Loss). During February 2012, the Company entered into interest rate swaps with a notional amount of $150 million which did qualify for hedge accounting. The Company performs an assessment of hedging effectiveness, and any ineffectiveness is recorded in interest expense. There was no ineffectiveness for the period ended December 31, 2012. The Company has accordingly reflected the change in the fair value of the instrument in Other Comprehensive Income (Loss). Amounts are reclassified out of other comprehensive income as the hedged item is recognized in earnings.

Equity-based Compensation – The Company may issue Class RS units of limited partnership interest (“Class RS Units”) and Class O units of limited partnership interest (“Class O Units”) to an affiliated company, QualityTech Employee Pool, LLC (“Employee Pool”), on behalf of employees and non-employee directors who are granted an award under the QualityTech, LP 2010 Equity Incentive Plan. All equity-based compensation is measured at fair value on the grant date or date of modification, as applicable, and recognized in earnings over the requisite service period. Depending upon the settlement terms of the awards, all or a portion of the fair value of equity-based awards may be presented as a liability or as equity in the consolidated balance sheets. Equity-based compensation costs associated with the portion of awards classified as equity are measured based upon their estimated fair value on the date of grant or modification. Equity-based compensation costs associated with the portion of awards classified as liabilities are measured based upon their estimated fair value at the grant date and re-measured as of the end of each period. The Company recorded equity-based compensation expense net of repurchased awards acquired of $0.4 million, $0.8 million and $0.3 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Rental Revenue – The Company, as a lessor, has retained substantially all of the risks and benefits of ownership and accounts for its leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the non-cancellable term of the leases, which commences when control of the space has been provided to the customer. The amount of the straight-line rent receivable on the balance sheets included in rents and other receivables, net was $2.4 million and $2.4 million as of December 31, 2012 and 2011, respectively. Rental revenue also includes amortization of set-up fees which are amortized over the term of the respective lease as discussed above.

Allowance for Uncollectible Accounts Receivable – Rents receivable are recognized when due and are carried at cost, less an allowance for doubtful accounts. The Company records a provision for losses on rents receivable equal to the estimated uncollectible accounts, which is based on management’s historical experience and a review of the current status of the Company’s receivables. As necessary, the Company also establishes an appropriate allowance for doubtful accounts for receivables arising from the straight-lining of rents. The aggregate allowance for doubtful accounts was $0.5 million and $0.3 million as of December 31, 2012 and 2011, respectively.

Capital Lease – The Company evaluates leased real estate to determine whether the lease should be classified as a capital or operating lease. One of the following four characteristics must be present to classify a lease as a capital lease: (i) the lease transfers ownership of the property to the lessee by the end of the lease term, (ii) the lease contains a bargain purchase option, (iii) the lease term is equal to 75% or more of the estimated economic life of the leased property or (iv) the net present value of the lease payments are at least 90% of the fair value of the leased property.

In 2011, the Company entered into capital leases for various equipment. The outstanding liabilities for the capital leases were $2.5 million and $1.7 million as of December 31, 2012 and 2011, respectively. Depreciation related to the associated assets is included in depreciation and amortization expense in the Statements of Operations and Comprehensive Income (Loss).

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recoveries from Customers – Certain customer leases contain provisions under which the customers reimburse the Company for a portion of the property’s real estate taxes, insurance and other operating expenses, which include certain power and cooling-related charges. The reimbursements are included in revenue as recoveries from customers in the Statements of Operations and Comprehensive Income (Loss) in the period the applicable expenditures are incurred. Certain customer leases are structured to provide a fixed monthly billing amount that includes an estimate of various operating expenses, with all revenue from such leases included in rental revenues.

Cloud and Managed Services Revenue – The Company may provide both its cloud product and access to its managed services to its customers on an individual or combined basis. Service fee revenue is recognized as the revenue is earned, which generally coincides with the services being provided.

Segment Information – The Company manages its business as one operating segment and one reportable segment consisting of a portfolio of investments in data centers located in the United States.

Restructuring – In March 2012, the Company decided to consolidate its New York area operations into the Jersey City data center facility. The Company transferred certain customers from the New York facility to the Jersey City facility. As of December 31, 2012, the Company had completed the consolidation of its operations into the Jersey City facility and recognized $3.3 million in expense primarily related to terminating the New York facility lease.

Tenant Concentrations – As of December 31, 2012, the Company was receiving approximately 8% of its monthly rental revenue from one customer. No other customers exceeded 5% of total monthly rental revenue. As of December 31, 2012, no customers exceeded 5% of total accounts receivable.

Income Taxes – The Operating Partnership is obligated to comply with Internal Revenue Service real estate investment trust (“IRS REIT”) tax regulations in accordance with the unitholders agreement. In order to comply with this obligation, the Company elected for one of its existing subsidiaries to be taxed as a taxable REIT subsidiary under the IRS REIT tax regulations. The taxable REIT subsidiary is allocated income and expense based on IRS REIT tax regulations.

For the taxable REIT subsidiary, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The taxable REIT subsidiary offsets a valuation allowance against deferred tax assets if, based on management’s assessment of operating results and other available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The taxable subsidiary did not generate taxable income for the years ended December 31, 2012, 2011 or 2010. Accordingly, no provision for income taxes was recorded nor was an income tax benefit recorded for the last three years. Due to the lack of sufficient historical evidence to indicate it is more likely than not that the deferred tax assets will be utilized, the valuation allowance relating to deferred tax assets continued to be recorded at December 31, 2012. The change in valuation allowance during 2012 was an increase of $1.7 million, primarily attributable to an increase in net operating loss carryforwards.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Temporary differences and carryforwards which give rise to the deferred tax assets and liabilities are as follows:

	For the year ended December 31,
	(in thousands)
	2012	2011	2010
Deferred tax liabilities
Property and equipment	$(4,852)	$(3,533)	$(1,597)
Other	(551)	(287)	(162)

Gross deferred tax liabilities	(5,403)	(3,820)	(1,759)

Deferred tax assets
Net operating loss carryforwards	6,694	3,410	1,772
Deferred revenue and set-up charges	467	372	723
Derivative liability	—	81	152
Other	113	101	358

Gross deferred tax assets	7,274	3,964	3,005

Net deferred tax assets	1,871	144	1,246
Valuation allowance	(1,871)	(144)	(1,246)

Net deferred	$—	$—	$—

The taxable REIT subsidiary currently has $17.9 million of net operating loss carryforwards related to federal income taxes that expire in 17-20 years. The taxable REIT subsidiary also has $12.6 million of net operating loss carryforwards relating to state income taxes that expire in 12-20 years.

As of December 31, 2012 and 2011, the Company had no uncertain tax positions. If the Company incurs any interest or penalties on tax liabilities from significant uncertain tax positions, those items will be classified as interest expense and general and administrative expense, respectively, in the Statements of Operations and Comprehensive Income (Loss). For the years ended December 31, 2012, 2011 and 2010, the Company had no such interest or penalties.

The Company is not currently under examination by the Internal Revenue Service.

Fair Value Measurements – ASC Topic 820 emphasizes that fair-value is a market-based measurement, not an entity-specific measurement. Therefore, a fair-value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, a fair-value hierarchy is established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair- value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Financial assets and liabilities measured at fair value in the financial statements on a recurring basis consist of the Company’s derivatives. The fair values of the derivatives are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves (“significant other observable inputs”). The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded as of December 31, 2012 and December 31, 2011 that the fair value associated to “significant unobservable inputs” for risk of non-performance was insignificant to the overall fair value of the derivative agreements and, as a result, has determined that the relevant inputs for purposes of calculating the fair value of the derivative agreements, in their entirety, were based upon “significant other observable inputs.” The Company determined the fair value of derivatives using Level 2 inputs. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

Assets and liabilities measured at fair value in the financial statements on a nonrecurring basis consist of the Company’s acquisition. The fair value of the acquisition was determined using Level 3 inputs.

Recent Accounting Pronouncements – In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. This ASU amends the FASB Accounting Standards Codification (Codification) to allow an entity the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendments to the Codification in the ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income and should be applied retrospectively.

The FASB then issued ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. The amendments to the Codification in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, so that entities will not be required to comply with the presentation requirements in ASU No. 2011-05 that ASU No. 2011-12 is deferring. In order to defer only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments, the paragraphs in ASU No. 2011-12 supersede certain pending paragraphs in ASU No. 2011-05.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

While FASB is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12, including the requirement to report comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements.

During 2011, FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. This ASU represents the converged guidance of FASB and IASB (the Boards) on fair value measurement. The collective efforts of the Boards and their staffs, reflected in ASU 2011-04, have resulted in common requirements for measuring fair value and for disclosing information about fair value measurements, including a consistent meaning of the term “fair value.” The Boards have concluded that the common requirements will result in greater comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments to the FASB ASU (Codification) in this ASU are to be applied prospectively.

The adoption of these ASUs did not have a material effect on our financial statements.

3.	Acquisitions of Real Estate

In December 2012, the Company purchased a data center facility located in Sacramento, California. This facility was previously and continues to operate as a data center with approximately 200 customers. The Company paid approximately $63.3 million for the data center facility. The allocation of the purchase price is subject to completion of related valuation of the assets acquired. The following table summarizes the consideration for the Sacramento facility and the preliminary allocation of the fair value of assets acquired as of December 31, 2012:

(in thousands)	Sacramento facility	Weighted average useful life
Working capital	$—
Buildings	52,753	40
Land	1,485
Customer relationship	5,029	4
In-place leases	3,202	2
Above-market leases, net	781	1

Total purchase price	$63,250

As a result of this acquisition, the assets and liabilities as well as the results of operations of the purchased data center facility have been included in the Company’s Consolidated Balance Sheet and Consolidated Statement of Operations and Comprehensive Income (Loss) since the date of the acquisition.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.	Real Estate Assets and Construction in Progress

The following is a summary of properties owned by the Company as of December 31, 2012 and 2011:

(dollars in thousands)

As of December 31, 2012

Property Location	Land	Buildings and Improvements	Construction in Progress	Total Cost

Owned Properties:
Suwanee, Georgia	$3,521	$103,438	$3,572	$110,531
Atlanta, Georgia (Metro)	15,314	263,192	6,658	285,164
Santa Clara, California*	—	83,536	245	83,781
Richmond, Virginia	2,179	71,629	71,986	145,794
Sacramento, California	1,485	52,753	—	54,238
Miami, Florida	1,777	27,111	—	28,888
Lenexa, Kansas	437	54	3,260	3,751
Wichita, Kansas	—	1,408	—	1,408

	24,713	603,121	85,721	713,555

Leased Properties:
Jersey City, New Jersey	—	18,666	1,888	20,554
Overland Park, Kansas	—	719	—	719

	—	19,385	1,888	21,273

Total	$24,713	$622,506	$87,609	$734,828

*	Owned facility subject to long-term ground sublease.

(dollars in thousands)

As of December 31, 2011

Property Location	Land	Buildings and Improvements	Construction in Progress	Total Cost

Owned Properties:
Suwanee, Georgia	$3,521	$100,038	$230	$103,789
Atlanta, Georgia (Metro)	12,689	220,207	17,174	250,071
Santa Clara, California*	—	78,181	456	78,637
Richmond, Virginia	2,180	9,135	57,687	69,002
Miami, Florida	1,777	26,773	—	28,550
Topeka, Kansas	—	795	—	795
Lenexa, Kansas	437	59	3,113	3,609
Wichita, Kansas	—	1,279	—	1,279

	20,604	436,467	78,660	535,731

Leased Properties:
Jersey City, New Jersey	—	17,562	1,537	19,099
New York, New York	—	81	—	81
Overland Park, Kansas	—	675		675

	—	18,318	1,537	19,855

Total	$20,604	$454,785	$80,197	$555,586

*	Owned facility subject to long-term ground sublease.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	Credit Facility and Mortgages Payable

Below is a listing of our outstanding debt as of December 31, 2012 and 2011 (in thousands):

	December 31,
	2012	2011

Secured Credit Facility	$316,500	$136,500

Atlanta Metro Equipment Loan	20,931	22,884

Suwanee Loans	—	114,999

Santa Clara Loans	—	52,367

Miami Loan	26,048	26,800

Suwanee Land Loan	1,600	1,600

Lenexa Loan	2,712	2,756

Santa Clara Bridge Loan	50,000	—

Richmond Credit Facility	70,000	—

Richmond Bridge Loan	—	50,000

Total	$487,791	$407,906

(a) Secured Credit Facility

On September 28, 2010, the Company entered into a revolving credit facility with KeyBank National Association (the “Secured Credit Facility”) and various other lenders with a total borrowing capacity of $125 million. The Secured Credit Facility allowed for a swing loan in the amount of $10 million and also included an accordion feature that allowed the Company to increase the size of the Secured Credit Facility up to $250 million. The Secured Credit Facility had a stated maturity date of September 28, 2013 and was secured by the Company’s Atlanta Metro data center. During 2011, the Company exercised the accordion feature and increased the borrowing capacity under the Secured Credit Facility to $170 million.

On February 8, 2012, the Company amended and extended the Secured Credit Facility to increase its borrowing capacity by $270 million and extend the maturity date to September 28, 2014. The amended and extended Secured Credit Facility was secured by the Company’s Atlanta Metro and Suwanee data center facilities. Of the $440 million Secured Credit Facility, $125 million was a term loan and $315 million was a revolving credit facility. The amended and extended Secured Credit Facility also provided a $100 million accordion feature.

Concurrently with the closing of the amended and extended Secured Credit Facility, the Company entered into an interest rate cap agreement with a notional amount of $150 million relating to the amended and extended Secured Credit Facility. This instrument provided a one month LIBOR cap of 2.05% and had an effective date of February 8, 2012 and a termination date of February 8, 2013. The Company also entered into two interest rate swaps with an aggregate $150 million notional amount and an effective date of February 8, 2013 to succeed the interest rate caps. These interest rate swaps had a maturity date of September 28, 2014. These interest rate swaps provide for a fixed one month LIBOR rate of 0.5825% from February 8, 2013 through September 28, 2014 and qualified for cash flow hedge accounting.

Borrowings under the amended and extended Secured Credit Facility were utilized to pay off the Richmond Loan and the Suwanee Loans (each as defined below) and retire the associated interest rate swaps. The swaps and loans were retired at a value which approximated the carrying value as of December 31, 2011. The Company used the remaining capacity on the amended and extended Secured Credit Facility to fund ongoing operations, expansions, developments and acquisitions.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amended and extended Secured Credit Facility required monthly interest payments and required the Company to comply with various quarterly covenant requirements relating to debt yield, debt service coverage ratio, fixed charge, leverage ratio and tangible net worth and various other operational requirements. In connection with the amended and extended Secured Credit Facility, the Company obtained an additional $3.5 million letter of credit.

As detailed in Note 16, the amended and extended Secured Credit Facility was prepaid in full with proceeds of a new unsecured credit facility entered into by the Company on May 1, 2013.

(b) Suwanee Loans

As of December 31, 2011, the Company had outstanding an $80 million mortgage loan secured by the Suwanee property and a $15 million junior mezzanine loan, together with a $20 million earn out advance, which provided an aggregate total loan amount of approximately $115 million (collectively, the “Suwanee Loans”). The Suwanee Loans were repaid in February 2012 with proceeds of the amended and extended Secured Credit Facility.

In 2011, the Company entered into a $1.6 million loan agreement for the purchase of land adjacent to the Suwanee facility (the “Suwanee Land Loan”). The interest rate on the loan is 10% per annum, and the loan matures on September 26, 2013.

(c) Atlanta Metro Equipment Loan – On April 9, 2010, the Company entered into a $25 million loan to finance equipment related to an expansion project at the Company’s Atlanta Metro data center (the “Atlanta Metro Equipment Loan”). The loan originally featured monthly interest-only payments, but now requires monthly interest and principal payments. The loan bears interest at 6.85% per annum, amortizes over ten years and matures on June 1, 2020.

(d) Santa Clara Loans – As of December 31, 2012, the Company had outstanding two separate mortgage loans related to the Company’s Santa Clara data center (collectively the “Santa Clara Loans”). The Santa Clara Loans originally totaled $54.4 million. The Santa Clara Loans required monthly interest-only payments through May 2009, at which time monthly principal and interest payments commenced based on a 25-year amortization schedule. The Santa Clara Loans had a stated maturity date of November 9, 2012. On that date, the Company paid off the remaining balance of the Santa Clara Loans and substantially replaced a portion of the loan balance on a temporary basis with the Santa Clara Bridge Loan outlined below.

(e) Miami Loan – In March 2008, the Company obtained a mortgage loan with a maximum borrowing capacity of $32.8 million secured by the Company’s Miami data center (“Miami Loan”). In October 2009, the Company amended the Miami Loan to extend the maturity date to December 31, 2010, with two options to extend for consecutive one-year periods at the Company’s option, subject to meeting certain debt service requirements. The Company subsequently exercised both of those options. The amendment also modified the interest rate so that it bore interest at the greater of 7% per annum or prime plus 1.0% through December 31, 2012. In addition, the amendment released certain collateral owned by a member of the Company. The Miami Loan was personally guaranteed by Chad L. Williams for up to $15.5 million of the outstanding balance. As discussed in Note 16, this loan was repaid with proceeds of the unsecured credit facility the Company entered into on May 1, 2013.

(f) Richmond Bridge Loan – On October 18, 2011, the Company entered into a $50 million bridge loan with Key Bank (the “Richmond Loan”). The Richmond Loan had an interest rate of LIBOR plus 6.00% and a maturity date of October 18, 2012. As discussed in Note 16, this loan was repaid with proceeds of the unsecured credit facility the Company entered into on May 1, 2013.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g) Lenexa Loan – In June 2011, the Company entered into a $2.8 million seller financing to acquire the Lenexa facility (the “Lenexa Loan”). The interest rate on this loan is 5.43% per annum, and it matures on May 26, 2013.

(g) Richmond Credit Facility – In December 2012, the Company entered into a credit facility secured by the Company’s Richmond data center (the “Richmond Credit Facility”). This facility had a total borrowing capacity of $80 million at December 31, 2012, which was increased to $100 million in January 2013. This facility also includes an accordion feature that allows the Company to increase the size of the credit facility up to $125 million under certain circumstances. This facility bears interest at variable rates ranging from LIBOR plus 4.0% to LIBOR plus 4.5% (rate at December 31, 2012 was LIBOR plus 4.25%, or 4.46% per annum) based on the Company’s overall leverage ratio. This facility has a stated maturity date of December 18, 2015 with an option to extend for one additional year.

(g) Santa Clara Bridge Loan – In November 2012, the Company entered into a $50 million bridge loan with Key Bank (the “Santa Clara Bridge Loan”). The loan had an interest rate of LIBOR plus 3.50% and a maturity date of February 11, 2013 with a three month extension option, which the Company exercised. As discussed in Note 16, this loan was repaid with proceeds of the unsecured credit facility the Company entered into on May 1, 2013.

The weighted average interest rate of the Company’s secured debt, which includes the effect of deferred financing costs and swap derivatives, was 5.13% per annum as of December 31, 2012.

The annual remaining principal payment requirements as of December 31, 2012 per the contractual maturities and excluding extension options are as follows (in thousands):

2013	$81,730
2014	317,722
2015	71,065
2016	897
2017	717
Thereafter	15,660

Total	$487,791

As of December 31, 2012, the Company was in compliance with all of its covenants.

6.	Interest Rate Derivative Instruments

In connection with the Suwanee Loans, the Company entered into three separate interest rate swap agreements with notional values totaling $95 million that effectively fixed the variable portion of the interest rate at 5.29% per annum, which were set to expire on October 15, 2012. The Company subsequently entered into an interest rate swap agreement with a notional value of $20 million that effectively fixed a variable portion of the interest rate on the Suwanee Loans at 5.13% per annum, which swap was scheduled to expire on October 15, 2012. These swaps were settled in connection with the amendment and restatement of the Credit Facility on February 8, 2012, which is outlined in Note 5. As discussed in Note 5, the Company entered into new interest rate cap and swap agreements with a notional amount of $150 million. Derivatives that were entered into prior to February 2012 were not accounted for as hedges. Subsequent to February 2012, derivatives were designated as cash flow hedges.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company recognized realized and unrealized gains in the years ended December 31, 2012, 2011 and 2010 based on the change in fair value of these swaps. The realized and unrealized gains relating to these instruments, which were included in interest expense in the accompanying Statements of Operations and Comprehensive Income (Loss), aggregated to $0.3 million, $4.8 million and $2.8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012 and 2011, the Company recorded a derivative liability of $0.8 million and $4.3 million, respectively. These values were determined using Level 2 inputs within the valuation hierarchy and will be reclassified into earnings through the date the contracts mature.

7.	Member Advances and Notes Payable

In October 2009, the Company amended and restated its outstanding loans with Chad L. Williams and entities controlled by Chad L. Williams into a loan in the original principal amount of $20.4 million (the “Member Advances”). The Member Advances are unsecured and have a maturity date of the earliest of December 31, 2013 or upon certain specified transactions. The Member Advances are subordinate in priority to the Company’s mortgage notes payable. Interest under the Member Advances accrues monthly at the rate of 9% per annum and is added to the principal balance of the Member Advances if not paid. The balance of the Member Advances is separately disclosed on the face of the financial statements. On May 1, 2013, the lender under the Member Advances exercised an option to purchase an additional $10 million Class D units in exchange for the cancellation of $10 million of the outstanding balance under the Member Advances.

8.	Commitments and Contingencies

The Company is subject to various routine legal proceedings and other matters in the ordinary course of business. While resolution of these matters cannot be predicted with certainty, management believes, based upon information currently available, that the final outcome will not have a material adverse impact on the Company’s financial statements.

The Company previously entered into a master service agreement with a third party Internet service provider. The Company was not receiving industry-standard quality of Internet and connectivity services and terminated the contract. The third party Internet service provider challenged the grounds for the Company’s termination and sued the Company in Georgia state court seeking the fees the Company owed prior to the termination plus a termination fee equal to the amount the Company would have paid had it not terminated the agreement. The Georgia state court ruled to limit damages, if any, to six months of unpaid fees. The Company has established an accrual associated with this matter which is recorded as a component of accrued liabilities.

9.	Partners’ Capital and Incentive Compensation Plans

The General Partner has the full power and authority to do all the things necessary to conduct the business of the Operating Partnership. At December 31, 2012, the General Partner had no balance in its reported capital account. As of December 31, 2012, the Company had 7.25 million Class A units, 11.04 million Class C units, and 3.68 million Class D units outstanding. As of December 31, 2011, the Company had 7.25 million Class A units and 8.75 million Class C units outstanding.

The Company has five classes of limited partnership units outstanding: Class A units of limited partnership interest (“Class A Units”), Class C units of limited partnership interest (“Class C Units”), Class D units of limited partnership interest (“Class D Units”), Class RS Units and Class O Units.

The Class A Units are redeemable at fair value at any time on or after one year following the later of the first date on which the common shares of the General Partner (or its successor general partner) are publicly traded or the date of initial issuance of the units. The General Partner may, at its sole discretion, elect to assume and satisfy the redemption amount with cash or its shares.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Class C Units and Class D Units are preferred units that are pari passu with each other and senior to the Class A Units, Class RS Units and Class O Units. Class C Units and Class D Units generally have the same designation, preferences, rights, powers and duties as Class A Units; however, in accordance with the provisions of the Company’s partnership agreement (the “Partnership Agreement”), upon certain liquidity events (as defined in the Partnership Agreement), Class C Units and Class D Units rank senior to Class A units and are entitled to a liquidation preference. In addition, immediately prior to the consummation of an initial public offering, Class C Units and Class D Units automatically convert into Class A units on the terms and conditions set out in the Partnership Agreement.

Class RS Units or Class O Units may be issued upon grants made under the QualityTech, LP 2010 Equity Incentive Plan. Class RS Units and Class O Units may be subject to vesting and are pari passu with Class A Units. Vested Class RS Units and Class O Units are convertible into Class A Units based on formulas contained in the Partnership Agreement.

In October 2009, 7.5 million Class A Units were issued to Chad L. Williams and Mark D. Waddington in exchange for the contribution to the Operating Partnership of their ownership interests in various limited liability companies. Immediately following such issuance, 7.5 million Class C Units were issued to General Atlantic REIT, Inc., a subsidiary of General Atlantic, in exchange for a contribution of $150 million (initially representing a 50% ownership interest in the Company) and a warrant to purchase an additional 1.25 million Class C Units at $20 per unit (the “Warrant”). The Operating Partnership subsequently repurchased 250,000 Class A Units held by Chad Williams and Mark Waddington for $5 million and, in April 2010, issued 1.25 million Class C Units to General Atlantic in exchange for $25 million upon exercise of its Warrant. On September 28, 2012, the Company issued an additional 2.4 million Class D Units to General Atlantic in exchange for a contribution of $60 million. At the same time, the Company issued an additional 2.3 million Class C Units to General Atlantic to settle the amount owed to General Atlantic under the paid-in-kind feature of the Class C Units, which simultaneously was eliminated from the terms of the Class C Units. In December 2012, the Company issued an additional 1.2 million Class D Units to General Atlantic for a contribution of $30 million. Accordingly, General Atlantic’s aggregate economic ownership interest increased to approximately 67% (excluding outstanding LTIP Units) at December 31, 2012. As a result of the above transactions, Chad L. Williams and Mark D. Waddington indirectly or directly in aggregate owned 7.25 million Class A Units, and General Atlantic owned 14.64 million Class C and Class D Units in the Operating Partnership as of December 31, 2012. In addition to the above transaction, during the fourth quarter of 2012, certain directors and officers of the Company contributed an aggregate of $2.0 million in exchange for 80,000 Class D Units.

Net income and net loss of the Operating Partnership are allocated with respect to each fiscal year of the Operating Partnership in accordance with the terms of the Partnership Agreement. Prior to the September 2012 Class D Unit and Class C Unit issuance noted above, due to the paid-in-kind feature of the Class C Units and subject to certain special allocations, net income was generally first allocated to the Class C Units to the extent of their rights to a cumulative preferred return of 9%, with the remaining balance allocated to the Class A Units. Net loss for the nine months ended September 30, 2012 was allocated to the Class A units in accordance with the Partnership Agreement. Subsequent to September 30, 2012, however, both net income and net loss were proportionally allocated to Class A, Class C, and Class D units.

General Atlantic and Chad L. Williams the Company’s Chairman and Chief Executive Officer, each is a party to a separate registration rights agreement. Under those registration rights agreements, beginning six months after the completion of an initial public offering, General Atlantic and Mr. Williams have demand rights to require the Company to file a new registration statement and prospectus providing for the sale by such holders of some or all of their shares.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company sponsors the 2010 Equity Incentive Plan for its employees pursuant to which the Company may grant awards from time to time. Awards generally vest over a defined service period. The following is a summary of award activity under the 2010 Equity Incentive Plan and related information for 2012, 2011 and 2010:

	Number of Class O units	Weighted- average exercise price	Number of Class RS units	Weighted- average price

Outstanding at January 1, 2010	—	$—	—	$—

Granted	717,443	$20.00	50,000	$—
Exercised	—	—	—	—
Released from restriction	—	—	—	—
Cancelled/Expired	(125,375)	—	—	—

Outstanding at December 31, 2010	592,068	$20.00	50,000	$—

Granted	114,676	$20.00	—	$—
Exercised	—	—	—	—
Released from restriction	—	—	—	—
Cancelled/Expired	(7,376)	—	—	—

Outstanding at December 31, 2011	699,368	$20.00	50,000	$—

Granted	908,925	$25.00	150,000	$—
Exercised	—	—	—	—
Released from restriction	—	—	—	—
Cancelled/Expired	(136,350)	—	—	—

Outstanding at December 31, 2012	1,471,943	$23.09	200,000	$—

The Class RS Units and Class O Units are pari passu with Class A units. To estimate the fair value of awards on the grant date or modification date as appropriate, the Company uses a lattice valuation model. Historical stock prices of comparable companies were used to estimate expected volatility. The risk-free rate, using U.S. Treasury yield curves in effect at the time of grant, is selected based on the expected term of each group. The Company does not expect future forfeitures to be material.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions and fair values for Class O and Class RS units granted for the years ended December 31, 2012 and 2011 is included in the following table on a per unit basis, respectively:

	2012	2011	2010

Fair value of Class RS Units granted	$7.15	$6.95	$8.49
Fair value of Class O Units granted	$1.99	$2.94	$5.16
Expected term (years)	4	4	4
Expected volatility	55%	60%	85%
Dividend yield	0%	0%	0%
Risk-free interest rates	0.17%	0.61%	1.04%

The following table summarizes information about awards outstanding as of December 31, 2012.

	Awards Outstanding
	Exercise prices	Awards outstanding	Weighted average remaining contractual life (years)
Class RS Units	$ —	200,000	3

Class O Units	$20-25	1,471,943	3

Total		1,671,943

All nonvested awards are valued (i) as of the grant date and generally vest ratably over a defined service period, or (ii) based upon the Company meeting various performance goals. As of December 31, 2012, nonvested awards outstanding were 1,274,051 and 164,981 for the Class O and Class RS Units, respectively. As of December 31, 2011, nonvested awards outstanding were 563,153 and 27,395 for the Class O and Class RS Units, respectively.

As of December 31, 2012 vested awards were 197,892 and 35,019 for the Class O and Class RS Units, respectively. As of December 31, 2011 vested awards were 136,215 and 22,605 for the Class O and Class RS Units, respectively. All of the vested shares are exercisable and thus convertible into Class A Units.

10.	Related Party Transactions

In addition to the member advances and notes payable discussed in Note 7, the Company executed transactions with entities in which one of the Company’s partners had an ownership interest or with one of the Company’s partners directly. Such transactions include automobile, furniture and equipment purchases as well as building operating lease payments, an allocation of insurance expense, and reimbursement at the related party’s cost for the use of a private aircraft service by our officers and directors.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The transactions which occurred during the years ended December 31, 2012, 2011 and 2010 are outlined below (in thousands):

	December 31,
	(in thousands)
	2012	2011	2010

Tax, utility, insurance and other reimbursement	$234	$248	$—
Rent expense	572	572	575
Capital assets acquired	568	1,807	275

Total	$1,374	$2,627	$850

In the third quarter of 2012, the Company revised its related capital asset purchasing arrangement. The Company now pays vendors directly for such purchases and pays only an agent fee to the related party. Only the agent fee is recognized as a related party transaction.

Certain employees of the Company provide services to companies outside the consolidated group for which the Company is not reimbursed. These amounts were not material for any of the years ended December 31, 2012, 2011 and 2010.

11.	Sale of Real Estate Assets

On September 27, 2012, the Company entered into an agreement to sell the Topeka property for $1.5 million. The Company recognized a gain on sale of the property of $0.9 million for the year ended December 31, 2012. Additionally, the Company is providing services to customize the property to the new owner’s specification which were substantially completed as of December 31, 2012. In conjunction with this service, the Company had received an additional $0.6 million as of December 31, 2012.

12.	Operating Leases, as Lessee

The Company leases and/or licenses two data center facilities and related equipment through May 2017. In addition, the Company has entered into a long-term ground sublease for its Santa Clara property through October 2052. Rent expense for the aforementioned leases was $5.6 million, $6.2 million and $9.9 million for the years ended December 31, 2012, 2011 and 2010, respectively, and is classified in property operating costs in the accompanying Statements of Operations and Comprehensive Income (Loss). The Company recorded $0.2 million and $0.5 million in capitalized rent for the years ended December 31, 2011 and 2010, respectively with no rent capitalized for the year ended December 31, 2012.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future non-cancellable minimum rental payments required under operating leases and/or licenses at December 31, 2012 are as follows (in thousands):

2013	$4,935
2014	4,949
2015	4,955
2016	5,030
2017	5,103
Thereafter	71,092

Total	$96,064

13.	Customer Leases, as Lessor

Future minimum lease payments to be received under non-cancelable operating customer leases (exclusive of recoveries from customers) are as follows at December 31, 2012 (in thousands):

2013	$125,472
2014	88,528
2015	65,202
2016	48,292
2017	36,018
Thereafter	44,828

Total	$408,340

14.	Fair Value of Financial Instruments

ASC Topic 825 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows based upon market yields or by using other valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

Short-term instruments: The carrying amounts of cash and cash equivalents, restricted cash, rents and other receivables, prepaid expenses, other assets, accounts payable and accrued liabilities approximate fair value.

Mortgage notes payable: The fair value of the Company’s floating rate mortgage loans was estimated using Level 2 “significant other observable inputs” such as available market information and discounted cash flows analyses based on borrowing rates that the Company believes it could obtain with similar terms and maturities. Because each of these loans was either near maturity as of December 31, 2012 or was entered into in the last 60 days of 2012 and did not have interest rates which were materially different than current market conditions would indicate, the fair value of each of the mortgage notes payable approximated the carrying value of each note.

Other debt instruments: The fair value of the Company’s other debt instruments (including capital leases) was estimated in the same manner as the mortgage notes payable above. Similarly, because each of these instruments was near maturity as of December 31, 2012 and did not have interest rates which were materially different than current market conditions would indicate, the fair value of each instrument approximated the respective carrying values.

QualityTech, LP

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Member advances: The fair value of the Company’s member advances is similar to the carrying value of those advances as the interest rate of those advances reset monthly.

15.	Employee Benefit Plan

The Company has a 401(k) plan covering substantially all employees of the Company. Participants in the 401(k) plan may elect to contribute a portion of their earnings to the plan, and the Company makes required matching contributions up to a maximum of 1% of the employee’s eligible compensation. The Company’s expense for the matching contributions for the years ended December 31 2012, 2011 and 2010, was $0.3 million, $0.2 million and $0.2 million, respectively.

16.	Subsequent Events

On February 12, 2013, the Company completed its acquisition of a former 698,000 square foot semiconductor plant in Dallas, Texas for $20.5 million. Upon completion of the redevelopment, the site will be converted into a data center facility on the existing campus. This acquisition will be accounted for as an asset acquisition.

On May 1, 2013, the Company repaid the Secured Credit Facility with proceeds of a new unsecured credit facility (the “Unsecured Credit Facility”). The Unsecured Credit Facility includes a term loan of $225 million, which has a term of 5 years, and a revolving credit facility of $350 million, which has a term of 4 years, for an aggregate borrowing capacity of $575 million. The Company used a majority of the $445 million in proceeds (representing the term loan of $225 million and borrowings on the revolving credit facility) to pay the outstanding balances under the Secured Credit Facility, the Miami Loan, the Santa Clara Bridge Loan, and $5 million of the Member Advances. On May 1, 2013, the lender under the Member Advances exercised an option to purchase $10 million Class D units in exchange for the cancellation of $10 million of the outstanding balance under the Member Advances.

QualityTech, LP

Consolidated Financial Statements

As of December 31, 2012	SCHEDULE III - REAL ESTATE INVESTMENTS
(dollars in thousands)	Initial Costs		Costs Capitalized Subsequent to Acquisition			Gross Carrying Amount
Property Location	Land	Buildings and Improvements	Land	Buildings and Improvements	Construction in Progress	Land	Buildings and Improvements	Construction in Progress	Accumulated Depreciation and Amortization	Date of Acquisition

Owned Properties
Suwanee, Georgia	$1,395	$29,802	$2,125	$73,636	$3,572	$3,520	$103,438	$3,572	$(28,773)	9/1/2005
Atlanta, Georgia (Metro)	12,647	35,473	2,667	227,802	6,658	15,314	263,275	6,658	(43,686)	10/3/2006
Santa Clara, California*	—	15,838	—	67,698	244	—	83,536	244	(14,437)	11/1/2007
Richmond, Virginia	2,000	11,200	180	60,447	71,987	2,180	71,647	71,987	(3,747)	3/20/2010
Sacramento, California	1,481	52,439	4	314	—	1,485	52,753	—	—	12/21/2012
Miami, Florida	1,777	6,955	—	20,052	—	1,777	27,007	—	(4,532)	3/6/2008
Lenexa, Kansas	400	3,100	37	(3,046)	3,260	437	54	3,260	(27)	6/3/2011
Wichita, Kansas	—	686	—	725	—	—	1,411	—	(446)	3/31/2005

	$19,700	$155,493	$5,013	$447,628	$85,721	$24,713	$603,121	$85,721	$(95,648)

Leased Properties
Jersey City, New Jersey	—	1,985	—	16,681	—	—	18,666	1,888	(6,888)	11/1/2006
Overland Park, Kansas	—	—	—	719	—	—	719	—	(364)

	—	1,985	—	17,400	—	—	19,385	1,888	(7,252)

	$19,700	$157,478	$5,013	$465,028	$85,721	$24,713	$622,506	$87,609	$(102,900)

*	Owned facility subject to long-term ground sublease.

The following table reconciles the historical cost and accumulated depreciation for the years ended December 31, 2012, 2011 and 2010.

	Years Ended December 31,
	2012	2011	2010
Property
Balance, beginning of period	$555,586	$432,889	$316,230
Disposals	(794)	(463)	(96)
Additions (acquisitions and improvements)	180,036	123,160	116,755

Balance, end of period	$734,828	$555,586	$432,889

Accumulated depreciation
Balance, beginning of period	$(74,536)	$(52,923)	$(38,769)
Disposals	162	46	111
Additions (depreciation and amortization expense)	(28,526)	(21,659)	(14,265)

Balance, end of period	$(102,900)	$(74,536)	$(52,923)

Report of Independent Auditors

To the Board of Directors of QTS Realty Trust, Inc.

We have audited the accompanying statement of revenues and certain operating expenses of the Sacramento Property for the year ended December 31, 2011, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of revenues and certain operating expenses that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the revenues and certain operating expenses described in Note 1 of the Sacramento Property financial statement for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

As described in Note 1 to the financial statement, the statement of revenues and certain operating expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of QTS Realty Trust, Inc., and is not intended to be a complete presentation of the Sacramento Property’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young LLP

Kansas City, MO

May 28, 2013

SACRAMENTO PROPERTY

STATEMENTS OF REVENUES AND CERTAIN OPERATING EXPENSES (in thousands)

	Nine Months Ended		Year Ended
	September 30,		December 31,
	2012	2011
	(unaudited)	(unaudited)	2011
Revenues:
Rental	$7,921	$7,071	$9,395
Recoveries from customers	1,140	992	1,334
Other	119	124	130

Total revenues	9,180	8,187	10,859

Certain Operating Expenses:
Property operating costs	4,071	3,617	4,775
Real estate taxes and insurance	538	555	720

Total certain operating expenses	4,609	4,172	5,495

Revenues in excess of certain operating expenses	$4,571	$4,015	$5,364

See accompanying notes to statements of revenues and certain operating expenses.

Notes to Statements of Revenues and Certain Operating Expenses

1.	General Information

On December 21, 2012, QualityTech, LP the (the “Company”) entered into a purchase agreement the (the “Acquisition”) to acquire the assets, properties and rights owned by Herakles, LLC and Sandy Beaches I LP (collectively referred to as “Herakles”), which owned and operated a world-class designed and engineered data center facility in Sacramento, California (the “Sacramento Property”) containing approximately 52,500 square feet (unaudited) of raised floor space and 9.0 megawatts (MW) (unaudited) of power capacity, of which approximately 60% (unaudited) was contracted as of December 21, 2012. The Sacramento Property was previously and continues to operate as a data center with approximately 200 colocation customers.

Herakles is not a legal entity but rather the operations related to acquired assets. The accompanying statements of revenues and certain operating expenses include the revenues and certain operating expenses of the Sacramento Property.

The accompanying statements of revenues and certain operating expenses have been prepared on the accrual basis of accounting for the purpose of complying with Rule 3-14 of Regulation S-X of the U.S. Securities and Exchange Commission. The statements of revenues and certain operating expenses exclude the following items that are not comparable to the proposed future operations of the Sacramento Property: interest on mortgage loans not assumed by the Company, depreciation and amortization and other overhead costs not directly related to the future operations of the Sacramento Property.

2.	Summary of Significant Accounting Policies

Basis of Presentation – The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Rental Revenue – Herakles, as a lessor, has retained substantially all the risks and benefits of ownership and accounts for its leases as operating leases. For lease agreements that provide for scheduled rent increases, rental income is recognized on a straight-line basis over the non-cancellable term of the leases, which commences when control of the space has been provided to the customer. Rental revenue also includes amortization of set-up fees which are amortized over the term of the respective lease.

Repairs and maintenance – Repairs and maintenance costs are expensed as incurred.

Recoveries from Customers – Certain customer leases contain provisions under which the customers reimburse Herakles for a portion of the Property’s real estate taxes, insurance and other operating expenses, which include certain power and cooling related charges. The reimbursements are included in revenue as recoveries from customers in the statements of operations in the period the applicable expenditures are incurred.

Notes to Statements of Revenues and Certain Operating Expenses

3.	Customer Leases, as Lessor

Future minimum lease payments to be received under non-cancelable operating customer leases (exclusive of recoveries from customers) are as follows for the years ending December 31 (in thousands):

Year Ending December 31,
2013	$7,788
2014	2,178
2015	168
2016	28
2017	28
Thereafter	34

Total	$10,224

4.	Subsequent Events

The Company and Herakles have evaluated subsequent events through May 28, 2013. There were no subsequent events to report.

Until             , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Shares

QTS REALTY TRUST, INC.

CLASS A COMMON STOCK

PROSPECTUS

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies

BofA Merrill Lynch	Deutsche Bank Securities	KeyBanc Capital Markets	Morgan Stanley

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31. Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 32. Sales to Special Parties.

None.

Item 33. Recent Sales of Unregistered Securities.

Upon our formation on May 17, 2013, Chad L. Williams was issued 1,000 shares of common stock for total consideration of $1,000 in cash in order to provide our initial capitalization. The shares were issued in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), as a transaction not involving a public offering. We will repurchase these shares in connection with this offering.

In connection with our formation transactions, QualityTech, LP, our operating partnership, will issue 1,000 OP units to Mr. Williams in exchange for his ownership interest in QualityTech GP, LLC, the current general partner of our operating partnership, and we will issue                  shares of Class B common stock to Mr. Williams in exchange for an equivalent number of common limited partnership units of our operating partnership held by Mr. Williams, and                  shares of Class A common stock to GA QTS Interholdco, LLC in exchange for its interest in General Atlantic REIT, Inc., majority owner of our operating partnership. These shares were issued in reliance upon an exemption from registration provided by Section 4(a)(2) under the Securities Act, as a transaction not involving a public offering.

Item 34. Indemnification of Directors and Officers.

The Maryland General Corporation Law, or MGCL, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or on the director’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while serving as a director or officer of our company and at our request, serves or has served another corporation, REIT, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter and bylaws also permit us, with the approval of our board of directors, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company. With respect to our directors, we will be the indemnitor of first resort to the extent that any directors simultaneously are entitled to indemnification from GA QTS Interholdco, LLC with respect to any of the same matters for which we are obligated to provide indemnification pursuant to our charter and bylaws.

Upon completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers that would provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

None.

Item 36. Financial Statements and Exhibits.

(a) Financial Statements.

See page F-1 for an index of the financial statements included in this Registration Statement on Form S-11.

(b) Exhibits.

The list of exhibits following the signature page of this Registration Statement on Form S-11 is incorporated by reference.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Overland Park, state of Kansas, on July 11, 2013.

QTS REALTY TRUST, INC.

By:
Chad L. Williams
Chairman and Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints William Schafer and Shirley E. Goza, and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution for him or her in any and all capacities, to sign any or all amendments or post-effective amendments to this registration statement, or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the Class A common stock under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: July 11, 2013	By:
Chad L. Williams
Chairman and Chief Executive Officer
(Principal Executive Officer)

Date: July 11, 2013	By:
William H. Schafer
(Principal Financial Officer and Principal Accounting Officer)

Exhibit List

Exhibit

1.1	Form of Underwriting Agreement*

3.1	Articles of Amendment and Restatement of QTS Realty Trust, Inc.*

3.2	Amended and Restated Bylaws of QTS Realty Trust, Inc.*

4.1	Form of Specimen Class A Common Stock Certificate*

5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities*

8.1	Opinion of Hogan Lovells US LLP regarding tax matters*

10.1	Fifth Amended and Restated Agreement of Limited Partnership of QualityTech, LP*

10.2	Contribution Agreement dated as of , 2013 by and among QualityTech, LP and Chad L. Williams*

10.3	Unit Exchange Agreement dated as of , 2013 by and among QTS Realty Trust, Inc., QualityTech, LP and Chad L. Williams*

10.4	Employment Agreement dated as of , 2013 by and among QTS Realty Trust, Inc., QualityTech, LP and Chad L. Williams*†

10.5	Amended and Restated Employment Agreement dated as of , 2013 by and among QTS Realty Trust, Inc., QualityTech, LP and William H. Schafer*†

10.6	Employment Agreement dated as of June 15, 2012 by and among QTS Realty Trust, Inc., QualityTech, LP and James H. Reinhart*†

10.7	Employment Agreement dated as of June 29, 2012 by and among QTS Realty Trust, Inc., QualityTech, LP and Daniel T. Bennewitz*†

10.8	Employment Agreement dated as of , 2013 by and among QTS Realty Trust, Inc., QualityTech, LP and Shirley E. Goza*†

10.9	Form of Indemnification Agreement*

10.10	Non-Competition Agreement dated as of June 29, 2012 by and among Quality Technology Services, LLC and Daviel T. Bennewitz*†

10.11	Non-Competition Agreement dated as of June 29, 2012 by and among Quality Technology Services, LLC and James H. Reinhart*†

10.12	Form of Registration Rights Agreement by and among QTS Realty Trust, Inc. and the parties listed on Schedule I thereto*

10.13	Form of Amended and Restated Registration Rights Agreement by and between QualityTech GP, LLC and GA QTS Interholdco, LLC*

10.14	Form of Amended and Restated Registration Rights Agreement by and between QualityTech GP, LLC and Chad L. Williams*

10.15	QTS Realty Trust, Inc. 2013 Equity Incentive Plan*†

10.16	Form of Restricted Stock Agreement under QTS Realty Trust, Inc. 2013 Equity Incentive Plan*†

10.17	Form of Stock Option Award Agreement under QTS Realty Trust, Inc. 2013 Equity Incentive Plan*†

10.18	Form of Class O LTIP Award Agreement under the QTS Realty Trust, Inc. 2013 Equity Incentive Plan*†

10.19	Form of Class RS LTIP Award Agreement under the QTS Realty Trust, Inc. 2013 Equity Incentive Plan*†

10.20	Second Amended and Restated Credit Agreement dated May 1, 2013 by and among QualityTech, LP, as borrower, the Lenders party thereto, Keybank National Association, as agent, Regions Bank, as syndication agent, and Keybanc Capital Markets, as sole lead arranger and sole book manager*

10.21	Credit Agreement dated December 21, 2012 by and among Quality Investment Properties Richmond, LLC, as a borrower, Quality Technology Services Richmond II, LLC, as a Guarantor, QualityTech, LP, as a guarantor, the Lenders party thereto, Regions Bank, as administrative agent, Bank of America, N.A., as syndication agent, and Regions Capital Markets and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint lead arrangers and joint book managers*

Exhibit

10.22	First Amendment to Credit Agreement, dated May 1, 2013, by and among Quality Investment Properties Richmond, LLC, Quality Technology Services Richmond II, LLC, QualityTech, LP, the Lenders party thereto, and Regions Bank, as administrative agent*

10.23	Ground Lease, dated October 2, 1997, by and between Mission-West Valley Land Corporation, as landlord, and Nexus Properties, Inc., Kinetic Systems, Inc., Digital Square, Inc., R. Darrell Gary, Michael J. Reidy and Michael J. Reidy as trustee of the Ronald Bonaguidi irrevocable trust, together as tenants*

10.24	First Amendment to Ground Lease, dated April 29, 1998, by and between Mission-West Valley Land Corporation, as landlord, and Nexus Properties, Inc., Kinetic Systems, Inc., R. Darrell Gary, Michael J. Reidy and Michael J. Reidy as trustee of the Ronald Bonaguidi irrevocable trust, together as tenants*

10.25	Second Amendment to Ground Lease, dated September 24, 2009, by and between Mission-West Valley Land Corporation, as landlord, and Quality Investment Properties Santa Clara, LLC, Chad L. Williams*

10.26	Third Amendment to Ground Lease, dated November 17, 2011, by and between Mission-West Valley Land Corporation, as landlord, and Quality Investment Properties Santa Clara, LLC, Chad L. Williams*

10.27	License Agreement between QTS Realty Trust, Inc. and Chad L. Williams dated , 2013*

10.28	Lease Agreement, dated January 1, 2009, by and between Quality Investment Properties-Williams Center, L.L.C. and Quality Technology Services Lenexa, LLC*

10.29	First Amendment to Lease, dated March 1, 2013, by and between Quality Investment Properties-Williams Center, L.L.C. and Quality Technology Services Lenexa, LLC*

21.1	List of Subsidiaries of the Company*

23.1	Consent of Ernst & Young*

23.2	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)*

23.3	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)*

23.4	Consent of John W. Barter to be named as a director nominee*

23.5	Consent of William O. Grabe to be named as a director nominee*

23.6	Consent of Catherine R. Kinney to be named as a director nominee*

23.7	Consent of Peter A. Marino to be named as a director nominee*

23.8	Consent of Scott D. Miller to be named as a director nominee*

23.9	Consent of Philip P. Trahanas to be named as a director nominee*

23.10	Consent of Stephen E. Westhead to be named as a director nominee*

24.1	Power of Attorney (included on the signature page to the Registration Statement)*

†	Indicates management contract or compensatory plan.
*	To be filed by amendment.